10/30

03037052

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Land Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1561   FISCAL YEAR 6-30-03

• Complete for initial submissions only ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 11/3/03

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司





Annual Report 年報 2003

"Stable contribution to profits of the Group can be expected from investment properties and the listed associates of the Group ... The abundant financial and land resources in hand will enable the Group to fully capture business opportunities arising from the recovery of the property market."



Contents



1st half

July 2002 – December 2002

1 The Group's wholly-owned property construction arm – E Man Construction Co. Ltd. celebrated its 30th Anniversary and received the Quality Building Award for its joint development of One International Finance Centre.

2 90.10% – owned The Beverly Hills – Phases 1 & 2 (New Territories) completed

3 100% – owned Royal Terrace (Hong Kong) completed

4 25% – owned Aegean Coast (New Territories) completed

5 44% – owned Sereno Verde Phases 2, 3 & 4 (New Territories) completed

6 73.02% – owned Metro Harbour View – Phase 1 (Kowloon) completed

2003 Financial Year in Review *(cont'd)*



6



1



5

January 2003 – June 2003





2



3

1 24.63% – owned Park Central – Phases 1 & 2 (New Territories) completed

2 [illegible]

3 100% – owned 9 Durham Road (Kowloon) on sale

4 [illegible]

5 100% – owned Paradise Square (Kowloon) completed

Dr. Lee Shau Kee, Chairman and Managing Director



I am pleased to present to the Shareholders my report on the operations of the Group

Profit and Turnover

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2003 amounted to HK$2,242 million, representing an increase of 4% over that reported in the previous financial year. The turnover of your Group showed an increase of 23% over that of the previous financial year and amounted to HK$7,667 million.

Dividends

Your Board recommends the payment of a final dividend of HK$0.45 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003. The total distribution per share of HK$0.80 for the full year, including the interim dividend of HK$0.35 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 4th December, 2003.

Business Review

PROPERTY MARKET

During the period under review, the economy in Hong Kong remained on a declining path. Occurrence of the Severe Acute Respiratory Syndrome ("SARS") in March of this year led to a sharp drop in consumer spending and an increasing unemployment rate. The decline in the economy resulted in downward adjustment in the property market. Transaction volume was at a very low level. The business operation of your Group was adversely affected by such developments which took place during the period under review. However, since July of this year, positive steps were taken on the economic front by the Central Government in the mainland that led to a revision of policy to allow the granting of travel permits to outbound tourists from the mainland by way of individual visas, and the establishment of arrangements to bring about closer economic co-operation between Mainland China and Hong Kong. In addition, proposals have been made to build new bridges to link up Hong Kong, Macau and Zhuhai. These new developments

Chairman's Statement (cont'd)

have led to a boost in confidence of the Hong Kong citizens, improvement in the local economy and property prices becoming more stable.

Major developments put up for sale and pre-sale by the Group during the period under review included the Metro Harbour View, Park Central, Aegean Coast and Phase 2 of Sereno Verde, all of which recorded satisfactory results. Properties that were sold by the Group during this financial year amounted to approximately HK$15.6 billion, comprising around 8,000 residential units. Amongst these, approximately 2,600 units representing HK$5.29 billion in total sales were attributable to the Group.


HENDERSON LAND GROUP STRUCTURE
Market Capitalisation as at 2nd October, 2003
Henderson Land Development Company Limited : HK$60Bn.
Seven Listed Companies of Group : HK$154Bn.
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Investment Holding, Property Development and Investment, Project and Property Management, Construction and Finance)
73.48%
HENDERSON INVESTMENT LIMITED
(Investment Holding, Property Investment, Retailing, Hotel Business and Strategic Securities Investment)
65.45%
HENDERSON CHINA HOLDINGS LIMITED
(Property Development and Investment, Project and Property Management in Mainland China)
36.72%
THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Piped-gas Supply and Distribution)
66.67%
HENDERSON CYBER LIMITED
(Internet, Telecommunication, High Technology Services and IT Investments)
43.69%
MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED
(Property Investment, Hotel Operations and Travel Business)
31.33%
HONG KONG FERRY (HOLDINGS) COMPANY LIMITED
(Property Development and Investment, Travel Business and Hotel Operations)

(All percentage shareholdings shown above were figures as of 2nd October, 2003)

DEVELOPMENT PROJECTS COMPLETED

The following development projects were completed during this financial year:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
HONG KONG						
1	Tai Po Town Lot No. 161 (The Beverly Hills – Phases 1 & 2)	982,194	724,174	Residential	90.10	652,481
2	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	138,373
3	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central – Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	722,352
4	2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00	312,390
5	198 Yee Kuk Street (City Regalia)	5,218	39,113	Commercial/ Residential	100.00	39,113
6	99 Tai Tong Road Yuen Long (Sereno Verde – Phase 2) (Blocks 13, 15 & 16) (La Pradera – Phases 3 & 4)	(Note 1 below)	532,802	Residential	44.00	234,433
7	8 Fuk Lee Street (Metro Harbour View – Phase 1)	(Note 2 below)	878,705	Residential	73.02	540,492
8	8 Finance Street (Two International Finance Centre)	(Note 3 below)	1,951,621	Office	36.55	713,317
9	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	159,212
						3,512,163

Note 1: The site area for the whole of Sereno Verde is 380,335 sq.ft.

Note 2: The site area for the whole of Metro Harbour View is 228,595 sq.ft.

Note 3: The site area for the whole of Airport Railway Hong Kong Station Development is 614,700 sq.ft.



Park Central – Phases 1 & 2, Tseung Kwan O
This 24.63%-owned project of the Group, which has 11 residential tower blocks totalling approx. 2,900,000 sq.ft. in G.F.A., was completed in January 2003.

PROJECTS UNDER SALE

The Group has commenced sale of the following completed development projects:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
HONG KONG				
1 28 Lo Fai Road Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00
2 1 Lo Ping Road Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00
3 1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.14
4 3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35
5 8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00
6 99 Tai Tong Road Yuen Long (Sereno Verde – Phases 1 & 2) (La Pradera – Phases 3 & 4)	380,335	1,141,407	Residential	44.00
7 8 Tung Chung Waterfront Road Tung Chung (Seaview Crescent – Blocks 1 to 3 & 5)	228,896	1,195,817	Commercial/ Residential	20.00
8 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00
9 Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central – Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63
10 2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00
11 8 Fuk Lee Street (Metro Harbour View – Phases 1 & 2)	228,595	1,714,463	Residential	73.02

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
The People's Republic of China				
1 Lot HR-2 Li Wan District Guangzhou (Metro Line One – Changshou Road Station) (Heng Bao Garden)	256,549	1,236,127	Residential	65.45
2 Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong (Fanghua Garden – Luotao South Zone Villa)	1,689,145	2,576,058	Retail/ Residential/ Carparks/ Club	16.36
3 Phase IX of Lexi New City, Shajiao Island, Panyu, Guangdong (Green Island House)	1,805,718	682,621	Residential/ Club	16.36





Phase IX of Lexi New City (Green Island House)
Shajiao Island, Panyu
Total G.F.A.: approx. 683,000 sq.ft.;
16.36% owned by Group. This project
was completed in February 2002.

Chairman's Statement (cont'd)

Usage of Land Bank & Investment Properties


Residental
Shop
42%
22%
20%
9%
7%
Office
Industrial/Office
& Industrial
Hotel/
Serviced
Apartment

Annual Completion

GFA in million sq.ft.


6
5
4
3
2
1
0
5.1
4.2
3.5
1.3
0.6
99 00 01 02 03
Financial Year

LOCAL LAND BANK

In the financial year under review, the Group made good progress in its negotiation with the Government on agricultural land conversion premium and change of land use for sites held by the Group.

The Group's agricultural land lots situate at Wu Kai Sha were zoned in May of this year to fall within a new Comprehensive Development Area with residential plot ratio of 3. It is estimated that this site will provide a total gross floor area of approximately 3.5 million sq.ft. of which about 1.4 million sq.ft. is attributable to the Group. As for the agricultural lots of approximately 170,000 sq.ft. in site area situate at Wo Hing Road, Fanling, it is anticipated that this will provide gross floor area of approximately 580,000 sq.ft. to the Group. Further, the agricultural land lots situate at Ma Sik Road, Fanling North, of approximately 700,000 sq.ft. in area, is planned for conversion into a residential site with permitted plot ratio of 5, providing over 3 million sq.ft. in gross floor area attributable to the Group. The timing for change in land use for this project will be contingent upon progress of the official implementation plan for the Fanling North Development Strategy. As for the agricultural lots which are situate at Lam Tei, Tuen Mun, which have site area of approximately 84,000 sq.ft., application for land-use conversion with a permitted plot ratio of 2.1 has been made to the Town Planning Board and this will provide around 170,000 sq.ft. in residential gross floor area to the Group. Approval from the Town Planning Board had also been obtained for increasing plot ratio of the agricultural land located in Ng Uk Tsuen, Sheung Shui from 3.3 to 5 which will result in around 220,000 sq.ft. of residential gross floor area attributable to the Group. Application for the conversion premium of this site has already been initiated.

In addition, application for land exchange has already been made in respect of the conversion of the second phase of the agricultural land plots located at Tai Tong Road, Yuen Long, with a total gross floor area of approximately 640,000 sq.ft., of which around 440,000 sq.ft. is attributable to the Group. Also, the redevelopment plan for the old shipyards situate at Yau Tong Bay obtained approval in the period under review from the Environmental Protection Department of the Government in respect of the granting of the land reclamation permit for the project site. The project will involve the development of 38 residential tower blocks which will amount to approximately 9.7 million sq.ft. in gross floor area and approximately 1.72 million sq.ft. will be attributable to the Group. During the past financial year, the Group has also been granted approval by the Town Planning Board for changing the land use of several project sites of the Group for hotel development purpose which will, upon completion, provide around 4,000 hotel rooms. Application has also been made for fixing the lease modification premium in respect of the redevelopment of the old staff quarters' site located in Tai Kok Tsui that is owned by the listed associate of the Group, Hong Kong Ferry (Holdings) Company Limited, and this project will be developed into a residential-cum-retail property with approximately 320,000 sq.ft. in gross floor area of which approximately 73,000 sq.ft. is attributable to the Group. As for another residential-cum-retail redevelopment site also owned by this listed associate of the Group and located at 6 Cho Yuen Street, Yau Tong, application for fixing the lease modification premium for this project has already commenced. During the financial year under review, the Group also acquired a 27% interest in the residential portion of the Ma Tau Kok South Plant redevelopment project of The Hong Kong and China Gas Company Limited and this will add 190,000 sq.ft. of residential gross floor area to the Group.

As at the end of the financial year under review, the total development land bank of the Group amounted to approximately 19 million sq.ft. in attributable gross floor area and, in addition, agricultural land held by the Group amounted to approximately 22 million sq.ft. in site area.

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 7.7 million sq.ft. In addition, the Group also owns attributable rental carparking space of around 2.5 million sq.ft.

PROPERTY RENTAL

In the financial year under review, total gross rental income of the Group amounted to approximately HK$2,214 million which represented a slight decrease of 3% as compared to that recorded in the previous financial year, making a contribution of 28% to the total revenue of the Group. Rental income thus remains a stable source of income for the Group. Despite the office rent in Hong Kong generally declining, the Group's rental is resilient as the major rental properties owned by the Group are retail shopping properties situate in the new towns and mass transportation network. Excluding the second phase of the International Finance Centre which had only been completed towards the end of the period under review, major shopping properties of the Group recorded an overall average occupancy rate of 94%. The Group and The Hong Kong and China Gas Company Limited together own an aggregate interest of 47.5% in the International Finance Centre project. The 88-storey office tower of Two IFC provides approximately 2 million sq.ft. in gross floor area and this was completed in May, 2003. In addition, there will be a hotel as well as serviced apartments of 400 rooms and 600 rooms respectively to be operated under the name of the Four Seasons Hotel. These amount to around 1.1 million sq.ft. in total gross floor area and are due to be completed by the end of 2004. This project will further contribute to the steady recurrent income of the Group.

CONSTRUCTION AND PROPERTY MANAGEMENT

The Group continuously strives to upgrade the quality of its development properties by applying new technologies and building materials to improve the efficiency and lower the cost of construction. Also, the Group pays close attention to the provision of after-sale service by offering comprehensive and quality property management services to residents of property projects.

The construction arms of the Group, namely, E Man Construction Company Limited, Heng Tat Construction Company Limited, Heng Shung Construction Company Limited and Heng Lai Construction Company Limited are responsible for undertaking most of the construction work of the Group. As a highlight, E Man Construction is celebrating its thirtieth anniversary this year. The total construction footage completed by this company exceeds 100 million sq.ft., which includes large housing estates, hotels, hospitals, office buildings and industrial buildings. E Man Construction received the internationally recognized quality standard ISO9002-1994 certificate in 1999 which was upgraded to the more prestigious ISO9001-2000 certificate in 2002. Further, E Man Construction also participated in the construction of International Finance Centre which has brought the Company another award for building work of excellence.



Property Management

The Group's two in-house property management subsidiaries, namely, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage over 200 properties and estates primarily developed by the Group in Hong Kong. Both of these companies have received numerous top performance awards for providing high quality property management services over the years.



E Man Construction
This is a well experienced in-house construction arm of the Group that completed construction work averaging from 2 to 3 million sq.ft. in G.F.A. annually in recent years.

Hang Yick Properties Management Limited, Well Born Real Estate Management Limited and Goodwill Management Limited are the members of the Group which provide property management services to our developments and other private and public estates. The property management companies have been recognised for their staff training and community service programs by being awarded 88 public awards since mid 2002, including the awards "Caring Company" and "Employers Gold Star Award - The Platinum Award", as well as the following awards for three consecutive years, namely "Green Property Management (Private Housing)-Grand Award", "Tenth Anniversary Outstanding Contribution Award for Employers", "Customer Relationship Excellence Awards" and "The British Building Maintenance Award 2002".

CAMPAIGN AGAINST SARS

During the epidemic period of SARS, the Group purchased large quantities of disinfectant materials for donation to the local communities. The listed associate company of the Group, The Hong Kong and China Gas Company Limited, presented hand-cleaning apparatus and made donation totalling HK$2 million to the local dining industry. The property management arms of the Group also took precautionary steps to ensure that all property projects under their management had undertaken thorough and detailed measures for attaining the highest hygenic standards. Further, with a view to reducing the epidemic risks for the future, the project management department of the Group made further improvements to the design of building plan and sewerage systems for projects of the Group, with particular attention paid to the sanitary systems, facilities of buildings and the use of environmentally friendly building materials.

HENDERSON INVESTMENT LIMITED ("HENDERSON INVESTMENT")

As at the end of the financial year, the Group held a 73.48% interest in this listed subsidiary. In the financial year ended 30th June, 2003, profit of this company amounted to HK$1,626 million, showing a decrease of 9% as compared with that recorded in the previous financial year. Profit of this company was mainly generated from the steady rental income received and the stable profit contributions derived from the three listed associates during the financial year under review. The two Newton Hotel experienced a declining occupancy rate and room tariffs under downward pressure as a result of difficult economic conditions, the U.S. led War against Iraq and the outbreak of SARS, the retailing operation of Citistore experienced decreasing turnover but was able to achieve breakeven result through improved efficiencies. Although the technology business of this company has not managed to turnaround into profit-making, it has already substantially contained its loss position. In the meantime, the infrastructural projects of this company also made stable profit contribution to this group.

ASSOCIATED COMPANIES

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

36.72%-owned by Henderson Investment: Hong Kong and China Gas reported an increase of 6.7% in profit to approximately HK$1.8 billion for the six months ended 30th June, 2003 as compared to the profit of the corresponding period in the previous financial year. The number of customers increased to 1,492,860, representing an increase of 3.9% over that of the previous year. With respect to the energy business of this group, investment in the mainland piped gas projects has been a long term strategic priority and is in line with the environmental policy of Mainland China. In particular, this group has now invested in 16 cities including three in Maanshan (Anhui Province), Zhangjiagang (Jiangsu Province) and Tongxiang (Zhejiang Province). The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, this group also officially obtained approval to establish a sino-foreign equity joint venture with Nanjing Gas General Company for the development of the



Miramar Hotel & Investment
43.69% owned by a subsidiary of the Group, this company owns and manages the 525-room flagship Hotel Miramar as well as the adjacent Miramar Tower with G.F.A. of 696,000 sq.ft. and the Miramar Shopping Centre of 350,000 sq.ft in G.F.A. in the busy commercial and tourist district on Nathan Road in Tsimshatsui, Kowloon.

natural gas market. The total investment amount for this project is RMB1,200 million. This group has a 50% interest in this joint venture which will further consolidate its business development base in eastern China.

On the property development front, this group has a 15% interest in the International Finance Centre. Phase One office tower and shopping mall have been leased out. Phase Two comprises, inter alia, the Two IFC which was completed in the second quarter of 2003 and is now being leased. This group has a 50% interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Foundation work of the Ma Tau Kok South Plant site project has been completed and this project is due for completion in 2006. These two projects combined will provide a residential floor area of approximately 2.5 million sq.ft. in the urban areas.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by Henderson Investment: The interim results of Hong Kong Ferry for the six months ended 30th June, 2003 recorded HK$137 million in profit, representing a slight increase over that in the same period last year. Adversely affected by the SARS outbreak, both the travel and hotel businesses of this group recorded a loss of HK$2.4 million during the period. This group has decided to take an additional impairment loss of HK$19 million over the shipyard assets, thereby resulting in the operating loss of the Ferry, Shipyard and Related Operations for the period to increase to HK$28 million. About 460 residential units of Metro Harbour View were sold during the period, bringing the total number of residential units sold to around 2,000. Over 40% of Phase I of the commercial arcade of Metro Harbour View has been let. With regard to the projects at Tai Kok Tsui staff quarter and at 6 Cho Yuen Street, this group is negotiating with the Government on the land premium for the change in land use to residential/commercial use with gross floor areas of respectively 320,000 sq.ft. and 160,000 sq.ft. The local property market is expected to bottom out benefiting unsold residential units of Metro Harbour View.

Miramar Hotel and Investment Company, Limited ("Miramar")

43.69%-owned by Henderson Investment: For the year ended 31st March, 2003, Miramar reported a profit of HK$234 million, representing a decrease of 9% when compared to that of the previous financial year. Affected by the slack local economy, the U.S. led war against Iraq and the SARS outbreak, this group recorded a slight drop in operating result. Nevertheless, the occupancy rate of the shopping and office properties remained steady for the financial year and averaged about 90%. With mainland tourists free to visit Hong Kong, the number of mainland travelers continued to rise. This group's sales offices in Shanghai and Beijing had taken proactive sales and promotion efforts in developing the China market. The average occupancy of Hotel Miramar rose to 87% and room rates had also improved. It is anticipated that the Individual Visit Scheme will create opportunities for the local hotel, food and beverage businesses, thereby enhancing the steady growth of this group's profit.





Property Development Project

Sai Wan Ho Project in Urban Area



THE SAI WAN HO DEVELOPMENT PROJECT

63.49% beneficially owned by the Group.

This is a 50/50 joint development project of the Group and The Hong Kong and China Gas Company Limited.

Mainly consists of four high-rise residential towers ranging from 55- to 58-storeys, providing around 2,000 units with each averaging 700 sq.ft. in size, and car parking facilities.

Construction is in progress and is expected to be completed in 2005.

Located on the waterfront in the north-eastern part of the Hong Kong Island.

Ready to capture panoramic view of the Victoria Harbour.

Easy access to a wide range of public transportation services.

Pre-sale launch is planned to commence in late 2003.

HENDERSON CHINA HOLDINGS LIMITED ("HENDERSON CHINA")

65.45%-owned by the Group: Henderson China recorded a turnover of HK$188 million for the financial period ended 30th June, 2003, representing a decrease of 67% compared to the corresponding period in the previous year. Sales of units of Everwin Garden, Shanghai, Heng Bao Garden, Guangzhou and Phases VIII and IX of Lexi New City, Panyu in Guangzhou were the main contributing sources of revenue to this group. During the period under review, this group recorded net loss of approximately HK$395 million, mainly due to the provisions made on property projects of this group and bad debts written off by this group. With the economy in Mainland China maintaining steady growth, it is anticipated that the overall property market in the mainland will progress at a steady pace. Properties in certain major cities in the mainland saw keen demand by domestic as well as foreign purchasers, particularly in the cities of Beijing and Shanghai. This group has a plentiful land bank in such major cities and has already taken steps in the period under review to put in place pre-construction preparation work in respect of certain development project sites of the group. Construction work is anticipated to commence on the two sites at 2 Guan Dong Dian, Chao Yang District in Beijing (the old Beijing Lightbulb Factory site) and 210 Fangcun Avenue, Guangzhou (the old Guangzhou Preservation Fruit Factory site) at the beginning of 2004. Renovation work will shortly be made in the shopping podium of the Henderson Centre in Beijing and renewed marketing efforts will be taken to attract more fashionable retailers. Such new developments are expected to bring improvement to the performance of this group.

HENDERSON CYBER LIMITED ("HENDERSON CYBER")

66.67%-owned by Henderson Investment: Henderson Cyber reported a turnover of HK$84 million for the financial year ended 30th June, 2003, representing an increase of 24.1% compared to that registered in the previous financial year mainly as a result of the increase in its retailing business. Other revenue, mainly represented by interest income from deposits and debt securities, decreased by 13.6% compared to that of the previous year due to the significant fall in interest rates during the year under review. Due to the harsh business environment, this group has taken a HK$3.9 million provision for impairment loss in respect of data centre and network facilities. The loss attributable to shareholders for the financial year ended 30th June, 2003 significantly decreased to HK$17 million. The Internet, telecommunication and high technology industries are dynamic and fast-changing, subject to intense competition and often require large capital investments. This group must be flexible and versatile to respond to such changes and must also ensure that businesses are sustainable and attractive.

CORPORATE FINANCE

The Group has always adhered to prudent financial management principles in making arrangements for its financing requirements. With abundant unutilised banking facilities in hand, the Group prepaid and cancelled a syndicated loan facility in the amount of HK$1 billion which was originally due to expire in 2004. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, the majority of the Group's funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore extremely small. Further, the Group does not participate in any trading activities in foreign exchange derivatives.

Prospects

The global economy began to show signs of recovery as from the middle of this year and Mainland China further showed that it was able to sustain good economic growth. The Central Government in Beijing has taken a posture to show strong support of Hong Kong. Recent arrangements made to enhance the economic and trading co-operation under the Closer Economic Partnership Arrangement ("CEPA") between Mainland China and Hong Kong will bring new momentum and plentiful business opportunities to the local economy. The agreement for allowing the export of 273 types of goods made in Hong Kong to the mainland without having to pay tariffs will attract some manufacturers to relocate and establish their facilities back to Hong Kong. Further, with the advantages of low tax and international standards, foreign corporations will be attracted to establish their offices in Hong Kong as a springboard to the market in Mainland China. Demand for office premises as well as industrial-cum-office properties is expected to increase in future.

After the decline in the past few years, the worst moment in the economy of Hong Kong is now behind us. The local property market is expected to show a steady upward trend as from this point. The administration of the Government came to realise last year of the importance for balancing the supply and demand of land in Hong Kong. With the implementation of the nine measures by the Government at the end of last year to control land supply and to stablilise property prices, and with the new regulations allowing overseas investors in the purchase of local properties or other pre-approved investment assets of over HK$6.5 million to qualify for the right of abode for the whole family, it is anticipated that local property prices will in the next few years increase year on year.

Your Group is currently putting together efforts to obtain official approval for change in land use in respect of many sites owned by the Group, thereby enlarging its land bank. Such efforts involve negotiation with the Government for fixing the conversions of agricultural lots as well as lease modification in respect of certain urban sites. These included the Yau Tong Bay site and the Wu Ka Sha site which lie on future railway network and also the Tai Tong Road site located in Yuen Long, with a total attributable gross floor area of 3,560,000 sq.ft. In addition, the Group has the flexibility to convert the land use of certain sites for hotel development purpose. If implemented, this will provide a total of around 10,000 hotel rooms. The Group will, in the light of demand, decide on such conversion. Initially, the Group will develop 2,000 to 3,000 hotel rooms in the near future. Amongst these, the hotel development situate at 165-167 Wai Yip street and 66 How Ming Street in Kwun Tong has commenced and will be completed within the next eighteen months.

With residential property prices having dropped by around two-thirds from their peak in 1997 and local interest rates dropping to their historic low, mortgage payment currently falls below rental payment. This positive carry has led to property purchases by both home purchasers as well as investors. Further, with the local stock market becoming active again and reaching its highest level in the past 17 months, this has resulted in an increase in the number of transactions and price increase for the luxury properties. Around 4,600 new residential units are currently being planned to be launched for pre-sale by the Group between now and the end of 2004, including the Sai Wan Ho project, the Ma Tau Kok South Gas Plant redevelopment project and the Lam Tei project. As the costs of these developments are relatively low, satisfactory returns are expected to be generated.

The Group possesses substantial recurrent income. Major shopping investment properties of the Group are situate right at the major transportation networks. The investment property portfolio of the Group will benefit from the recovery in the economy and increase in consumer spending. Increase in inbound tourists from the mainland will be a positive factor. Also, stable contribution to profits of the Group can be expected from the listed associates, namely, The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited. The Group holds in hand abundant financial and land resources. These will enable the Group to fully capture business opportunities arising from the recovery of the property market. Barring unforeseen circumstances, it is anticipated that performance of the Group will show steady growth in the current financial year.

Lee Shau Kee
Chairman

Hong Kong, 2nd October, 2003

King's Park Hill, Kowloon

This 62.14%-owned project of the Group was completed in early 2000 with a total G.F.A. 241,000 sq.ft.. It provides 42 luxurious garden houses and 7 low-rise apartment blocks situate in one of the rare elite districts in Kowloon.



Investment Property Projects

Shopping Malls in New Town



METRO CITY PLAZA (PHASE II AND PHASE III)

100% owned by the Group.

Located right at centre of the new township of Tseung Kwan O, New Territories.

Completed in December, 1999.

Built with a combined G.F.A. of approximately 1.2 million sq.ft..

Frequent festive and merchandise promotional functions in the shopping centre draw crowds and boost retail consumption.



SUNSHINE CITY PLAZA

100% owned by the Group.

Located at centre of the new township of Ma On Shan, New Territories.

Completed in December, 1994.

Built with a total G.F.A. of approximately 533,000 sq.ft..

Rental activities of this property will benefit from increase in traffic flow after the scheduled opening of the Ma On Shan Station of the KCR Ma On Shan Rail in 2004.

The following development projects were completed during this financial year:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
HONG KONG					
1 Tai Po Town Lot No. 161 (The Beverly Hills – Phases 1 & 2)	982,194	724,174	Residential	90.10	652,481
2 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	138,373
3 Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central – Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	722,352
4 2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00	312,390
5 198 Yee Kuk Street (City Regalia)	5,218	39,113	Commercial/ Residential	100.00	39,113
6 99 Tai Tong Road Yuen Long (Sereno Verde – Phase 2) (Blocks 13, 15 & 16) (La Pradera – Phases 3 & 4)	(Note 1 below)	532,802	Residential	44.00	234,433
7 8 Fuk Lee Street (Metro Harbour View – Phase 1)	(Note 2 below)	878,705	Residential	73.02	540,492
8 8 Finance Street (Two International Finance Centre)	(Note 3 below)	1,951,621	Office	36.55	713,317
9 3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	159,212
					3,512,163

Note 1: The site area for the whole of Sereno Verde is 380,335 sq.ft.
Note 2: The site area for the whole of Metro Harbour View is 228,595 sq.ft.
Note 3: The site area for the whole of Airport Railway Hong Kong Station Development is 614,700 sq.ft.





Paradise Square, Mongkok

This is one of the Urban Renewal Authority projects participated by private property developers which is developed into a 34-storey residential tower over a podium consisting of 4 levels of shops and 4 carparking levels with 72 carparking spaces. It was completed in June 2003 with a total gross floor area of approximately 160,000 sq.ft..

The Group has commenced sale of the following completed development projects:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
HONG KONG				
1 28 Lo Fai Road Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00
2 1 Lo Ping Road Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00
3 1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.14
4 3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35
5 8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00
6 99 Tai Tong Road Yuen Long (Sereno Verde – Phases 1 & 2) (La Pradera – Phases 3 & 4)	380,335	1,141,407	Residential	44.00
7 8 Tung Chung Waterfront Road Tung Chung (Seaview Crescent – Blocks 1 to 3 & 5)	228,896	1,195,817	Commercial/ Residential	20.00
8 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00
9 Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central – Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63
10 2 Kwun Tsing Road So Kwun Wat Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00
11 8 Fuk Lee Street (Metro Harbour View – Phases 1 & 2)	228,595	1,714,463	Residential	73.02

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
THE PEOPLE'S REPUBLIC OF CHINA				
1 Lot HR-2 Li Wan District Guangzhou (Metro Line One – Changshou Road Station) (Heng Bao Garden)	256,549	1,236,127	Residential	65.45
2 Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong (Fanghua Garden – Luotao South Zone Villa)	1,689,145	2,576,058	Retail/ Residential/ Carparks/ Club	16.36
3 Phase IX of Lexi New City, Shajiao Island, Panyu, Guangdong (Green Island House)	1,805,718	682,621	Residential/ Club	16.36

During the financial year, the Group replenished its land bank in Hong Kong by acquiring the following development site:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
HONG KONG					
Residential portion of the Development of the Remaining Portion of Kowloon Marine Lot No. 102	130,517	978,875	Residential	27.00	264,296





Royal Terrace, North Point

This 100%-owned project of the Group was completed in August 2002 with a total G.F.A. of approx. 138,000 sq.ft.. It has a 31-storey residential tower being built over one level of shops and 3 storeys of carparking facility.

HONG KONG

1 96-116 Hollywood Road/1-27 Bridges Street/15 Shing Wong Street
(Group's interest – 100.00%)
The site is planned to be developed into two residential towers with a total gross floor area of approximately 277,000 sq.ft.. Foundation work has been completed and the development is expected to be completed in late 2005.

2 14-16 Shipyard Lane
(Group's interest – 75.00%)
The site is planned for a residential development over two levels of shops and a 2-storey carpark, with a total gross floor area of approximately 86,000 sq.ft. and 37 carparking spaces. Foundation work has been completed and the development is expected to be completed in 2004.

3 19-21 Wong Chuk Hang Road
(Group's interest – 50.00%)
The site is planned to be developed into business usage. The development will have a total gross floor area of approximately 214,000 sq.ft..

4 Airport Railway Hong Kong Station Development (Group's interest – 36.55%)
This is a major commercial development of approximately 4,477,000 sq.ft. and is located above the Airport Railway Hong Kong Station in the heart of the Central Business District. The development consists of two office towers, a 3 to 4 storey retail and entertainment complex, a 1,000 room six star and suite hotel complex and approximately 140,000 sq.ft. of open space.

The development is being implemented in phases. The Southern Site Development consists of the 38-storey One International Finance Centre office tower of approximately 780,000 sq.ft. of Grade A office space and the IFC Mall consisting of approximately 131,000 sq.ft. of retail space. This first phase of the development was completed in late 1998. The second phase, or Northern Site Development, includes the 88-storey office tower which was completed in May 2003 accommodating approximately 2,000,000 sq.ft. of Grade A office space which has become a major landmark building on the new central waterfront and is the tallest building in Hong Kong and the third tallest building in the world. The tower has been designed by world renowned architect Cesar Pelli & Associates Inc in association with Rocco Design Limited. The office tower includes the 14 floors to be purchased by Government for use by the Hong Kong Monetary Authority. The second phase of the retail complex in the Northern Site will be completed and opened in the last quarter of 2003 and will result in a total retail gross floor area of approximately 640,000 sq.ft..

The hotel complex consists of a 31-storey 6 star hotel tower and a 39-storey suite hotel tower and will be operated by Four Seasons Hotels & Resorts. Spectacular harbour and city views can be enjoyed from all rooms. The hotel complex is scheduled for completion in late 2004.



96-116 Hollywood Road, Sheung Wan
This Group's 100%-owned site is planned to be developed into two residential towers with a total gross floor area of approximately 277,000 sq.ft.. Foundation work has been completed and the development is expected to be completed in late 2005.









Listed Associate
Hong Kong Ferry (Holdings)

HONG KONG FERRY (HOLDINGS)

31.33% shareholding stake held by the Group's 73.48%-owned listed subsidiary, Henderson Investment Limited.

The company ran a passenger ferry operation in Hong Kong for 80 years until 1999 when the ferry franchise expired.

The company still operates a repair shipyard and travel agency specialising in local tours.

Currently, the company has submitted plans to re-develop a former staff quarter site for sale after completion.

THE METRO HARBOUR VIEW DEVELOPMENT PROJECT

This is a large-scale residential-cum-commercial project jointly developed from an old repair shipyard site by Hong Kong Ferry (Holdings) and the Group in two phases.

Situates in close proximity to the Prince Edward Station and Olympic Station of the MTR, as well as the terminal of the Western Railway.

Comprises 10 residential towers with 3,500 residential units built on a commercial podium, measuring approximately 1.95 million in total G.F.A..

Phase I of this project was completed in December, 2002 and the occupation permit for Phase II has also been obtained in August, 2003.

The development will also provide 1,341 carparking spaces in the basement. The Airport Railway Station and associated 450 carparking spaces are also provided in the basement. The Airport Railway Station carparking spaces were opened in July 2002. The remaining carparking spaces will be opened with the office and retail development in the second half of 2003.

5 Sai Wan Ho Ferry Concourse, Inland Lot No.8955 (Group's interest – 63.49%)
The site is planned to be developed into five residential towers with a total gross floor area of approximately 1,410,000 sq.ft.. The development will also provide 500 private carparking spaces approximately, as well as 200 public carparking spaces. Superstructure construction work is in progress and the development is expected to be completed in 2005.

KOWLOON

6 1 Tai Yau Street
(Group's interest – 70.00%)
The site is planned to be developed into an 18-storey commercial building over a 4-level podium which consists of one level of ground floor shops and 4 carparking levels. The development will have a total gross floor area of approximately 189,000 sq.ft. and 80 carparking spaces. Foundation work has been completed.

7 223-231 Wai Yip Street/
39 King Yip Street
(Group's interest – 88.50%)
The site is planned to be developed into two 19-storey and one 18-storey office towers over a 2-level podium comprising commercial and office space and 2 basement carparking levels. The whole development will provide a total gross floor area of approximately 1,091,000 sq.ft. and 445 carparking spaces and the Group's attributable gross floor area is approximately 966,000 sq.ft..

8 88 & 92 King Lam Street/
59 & 61 Wing Hong Street
(Group's interest – 100.00%)
The site is planned to be developed into a hotel building with about 660 guest rooms. The development will have a total gross floor area of approximately 298,000 sq.ft..

9 165-167 Wai Yip Street/
66 How Ming Street
(Group's interest – 100.00%)
A 28-storey hotel building will be built. The development will have a total gross floor area of approximately 230,000 sq.ft..

10 3 Kwong Wa Street
(Group's interest – 100.00%)
The site is developed into a 34-storey residential tower over a podium consisting of 4 levels of shops and 4 carparking levels with a total gross floor area of approximately 160,000 sq.ft. and 72 carparking spaces. The development was completed in June 2003.



Yau Tong Bay Marine Lots & Associated Areas
A major residential-cum-commercial joint venture development in this Comprehensive Development Area will be participated by the Group. The site is 19.01% owned by the Group and is planned to be developed into 38 residential towers with a total G.F.A. of 9,700,000 sq.ft.

11 Yau Tong Bay Marine Lots and Associated Areas
(Group's interest – 19.01%)
The environmental impact assessments of both the reclamation and the proposed development were approved by the Director of Environment Protection Department in April 2002. The new Cha Kwo Ling, Yau Tong, Lei Yue Mun Outline Zoning Plan incorporating the extension of the Comprehensive Development Area ("CDA") boundary and increase in development intensity was gazetted by the Town Planing Board in June 2002. The entire CDA site is planned for the development of 38 residential towers with a total gross floor area of 9.7 million sq.ft., of which 1.72 million sq.ft. is attributable to the Group.

NEW TERRITORIES

12 Tseung Kwan O Town Lot No. 57
(Group's interest – 24.59%)
The site is developed into ten high-rise residential towers over a 4-storey commercial podium and carparking basement, with a total gross floor area of approximately 2,640,000 sq.ft.. The development was completed in January 2003.

13 Tseung Kwan O Town Lot No. 74
(Tseung Kwan O Station Development)
(Group's interest – 25.00%)
The site is planned to be developed into a high-rise residential tower over a 4-storey commercial podium with a total gross floor area of approximately 320,000 sq.ft.. Superstructure work is in progress and the development is expected to be completed before 2005.

14 Tseung Kwan O Town Lot No. 66
(Group's interest – 25.00%)
The site is developed into a high-rise residential tower over a 4-storey commercial podium, with a total gross floor area of approximately 290,000 sq.ft.. The development was completed in January 2003.

15 Tai Po Town Lot No. 161
(Group's interest – 90.10%)
The site is planned to be developed by phases into 549 luxurious houses with a total gross floor area of 1,164,000 sq.ft. and 999 carparking spaces. The first two phases comprising 372 house have a total gross floor area of approximately 724,000 sq.ft.. The first two phases were completed in July 2002. Phase III is planned to be developed into residential units with a total gross floor area of approximately 440,000 sq.ft..

16 Tung Chung Town Lot No. 1, No. 2 & No. 3
(Tung Chung Station Development - Package One) (Group's interest – 20.00%)
This development is located at the new Tung Chung Mass Transit Railway (MTR) Station and forms the town centre of Tung Chung. The development comprises 12 residential towers, a hotel, an office and a retail complex. The overall gross floor area of the development is approximately 3,885,000 sq.ft. including additional residential floor area of around 157,000 sq.ft. purchased from Government in 2001 for Tung Chung Town Lot No. 3 which is located on the waterfront. The completed development will provide 2,036 carparking spaces. The 8 residential towers in Lot No.1 and the retail complex and the office tower in Lot No. 2 have been completed. The 4 residential towers and associated facilities in Lot No.3 with approximately 1,196,000 sq.ft. have been completed. The hotel in Lot No. 2 is scheduled for completion in late 2005.

17 Fanling Sheung Shui Town Lot No. 189
(Group's interest – 45.00%)
The site is planned to be developed into two 40-storey residential towers. The development will have a total gross floor area of approximately 320,000 sq.ft. and 87 carparking spaces.

18 99 Tai Tong Road, Yuen Long
(Yuen Long Town Lot No. 500)
(Group's interest – 44.00%)
This site is divided in 4 phases. Phase I comprises seven 13-storey residential towers with a total gross floor area of approximately 468,000 sq.ft. over a carparking floor with 245 carparking spaces. Phase II comprises five 14-storey residential towers, with a total gross floor area of approximately 370,000 sq.ft. and 76 carparking spaces. Phase III comprises two 14-storey residential towers, with a total gross floor area of approximately 170,000 sq.ft. and 35 carparking spaces. Phase IV comprises two 14-storey residential towers, with a total gross floor area of approximately 133,000 sq.ft. and 27 carparking spaces. The whole development was completed in December 2002.

THE PEOPLE'S REPUBLIC OF CHINA

1 No. 2 Guan Dong Dian, Chao Yang Road, Chao Yang District, Beijing
(Group's interest – 45.82%)
Located within the Third Ring Road East and off Chao Yang Men, the site has an area of approximately 239,357 sq.ft.. The revised design proposes the development of two 23-storey office towers. The estimated total gross floor area of the proposed development is 2,656,415 sq.ft. (including 596,401 sq.ft. of area below ground level). Commencement of construction work is re-scheduled around late 2003.

2 Office Tower II, The Grand Gateway, Lot E-2, Huashan Road, Xuhui District, Shanghai
(Group's interest – 65.45%)
This office-tower which is situate on top of the 7-storey shopping podium of The Grand Gateway project is of 42 storeys in height with a total gross floor area of approximately 667,000 sq.ft. The superstructure building work of this office tower has now reached the 10th floor and this property is scheduled to be completed by mid-2005.

3 Lot 688, north of Nanjing Road West, Jingan District, Shanghai
(Group's interest – 55.63%)
The site has an area of approximately 110,342 sq.ft. and the proposed development comprises 25-storey residential and office towers above a 3-storey retail podium, with an estimated total gross floor area of approximately 867,704 sq.ft.. Demolition work has been completed and the development scheme will be revised due to the consideration of requirements with the local municipal authorities' latest movements and demand of current market.

Fanling Sheung Shui Town Lot No. 189
45% owned by the Group, this site is planned to be developed into two 40-storey residential towers. The development will have a total gross floor area of approximately 320,000 sq.ft. and 87 carparking spaces.



4 Lot 130-2, Heng Feng Road,
Zhabei District, Shanghai
(Group's interest – 65.45%)
The site has an area of approximately 62,141 sq.ft. with approved 513,094 sq.ft. office tower. However, the new developed scheme is delayed due to the consideration of requirements with the local municipal authorities' latest movements.

5 River Pearl Plaza (Block A),
Yanjiang Road West,
Yuexiu District, Guangzhou
(Group's interest – 44.77%)
River Pearl Plaza (Block B),
Yanjiang Road West,
Yuexiu District, Guangzhou
(Group's interest – 40.58%)
River Pearl Plaza (Block C),
Yanjiang Road West,
Yuexiu District, Guangzhou
(Group's interest – 47.12%)
The River Pearl Plaza (Blocks A, B and C) comprises 3 sites with an aggregate site area of approximately 285,505 sq.ft.. The project is planned for the mixed development scheme with an estimated total gross floor area of approximately 4,041,010 sq.ft.. Demolition and site clearance works are still in progress in line with the schedule of finalization of new development plans as well as the local municipal authorities' approval.

6 Fortune Garden, Nanhua Road/
Tongqing Road/Tongfu Road Central,
Haizhu District, Guangzhou
(Group's interest – 65.45%)
Due to the transportation network development by Haizhu District, the area of the site has been reduced to approximately 66,425 sq.ft.. The site is planned for a commercial complex development.

7 Site on the south of Fangcun Avenue and the east and west sides of Cross Bridge over Huadi Avenue, Fangcun District, Guangzhou
(Group's interest – 65.45%)
The site has an area of approximately 2,663,584 sq.ft. and is planned to be developed into mixed complex. Resettlement and site clearance works are still in progress in line with the schedule of finalization of new development plans as well as the local municipal authorities' approval.

8 210 Fangcun Avenue,
Fangcun District, Guangzhou
(Group's interest – 52.36%)
The site has an area of approximately 516,941 sq.ft. and is now approved with nine residential towers over a shopping podium. The future development has a total gross floor area of approximately 2,538,910 sq.ft.. Demolition work is at final stage and the development is expected to be commenced in early 2004.



No.2 Guan Dong Dian, Chao Yang District, Beijing
Total Planned G.F.A.: approx. 2,660,000 sq.ft. (including approx. 596,000 sq.ft. below ground level); 45.82% owned by Group.
This site is located within the Third Ring Road East in Beijing and off Chao Yang Men. The revised design proposes the development of two 23-storey office towers. Construction work of the development is expected to commence in late 2003.









Listed Associate
Hong Kong and China Gas



GAS SUPPLY OPERATION

36.72% shareholding stake held by the Group's 73.48%-owned listed subsidiary, Henderson Investment Limited.

Serving over 1,490,000 households and commercial customers, this is the earliest established local utility company that mainly supplies piped gas in Hong Kong.

Striving to strengthen its environmentally-friendly energy business in Hong Kong, it has expanded its liquefied petroleum gas filling stations - ECO Stations - to serve the local public transportation sector.

Long term strategic priority of this company is to expand its investment in the piped gas projects in Mainland China.

The company has by now successfully invested in joint venture piped gas projects in sixteen mainland cities, three of which had joint venture agreements signed in Maanshan (Anhui Province), Zhangjiagang (Jiangsu Province) and Tongxiang (Zhejiang Province) respectively in the first half of 2003.

PROPERTY DEVELOPMENT PROJECTS

This company has also participated in a variety of real estate development projects.

It owns a 15% stake in the International Finance Centre that situate on the Airport Railway Hong Kong Station and 45% interest in the King's Park Hill Joint Venture Development.

Under construction is the Sai Wan Ho development project that is jointly developed with the Group on a 50/50 basis and amounted to 1.4 million sq.ft. in G.F.A.. Pre-sale launch of this project is planned in late 2003, and the entire project is expected to be completed in early 2005.

Concurrently, foundation works have begun on the former Ma Tau Kok South Plant site which will provide approximately 1.1 million sq.ft. in G.F.A.. Superstructure works are scheduled to commence in early 2004.

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
HONG KONG					
1 Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26th October, 1896	108,214	49	73.48
2 Golden Centre, 170-188 Des Voeux Road, Central, Hong Kong	Office Commercial	For a term of years to 6th March, 2050	134,450 21,842	—	100.00
3 ING Tower (formerly known as Aetna Tower), 308-320 Des Voeux Road Central/ 98-116 Wing Lok Street, Hong Kong	Office Commercial	999 years from 26th December, 1866	182,373 31,987	—	100.00
4 On Loong Commercial Building, 276-278 Lockhart Road, Wanchai, Hong Kong (excluding 6/F-A & 21/F)	Office Commercial	99 years from 11th May, 1928	23,856 1,708	—	100.00
5 Joseph Yen Industrial Building, 24 Lee Chung Street, Chai Wan, Hong Kong	Industrial	75 years from 15th September, 1963 (renewable for 75 years)	114,300	10	100.00
6 Silver Fortune Plaza, Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street, Hong Kong	Commercial	924 years from 26th June, 1918	28,953	—	36.74
7 AIA Tower, 183 Electric Road, North Point, Hong Kong	Office Commercial	For a term of years to 30th June, 2047	490,072 22,338	256	94.56

Investment Properties

Property		Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
8	One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	Office Commercial	For a term of years to 30th June, 2047	784,480 131,138	355	36.55
9	MLC Tower (formerly known as CEF Life Tower), 248 Queen's Road East, Wanchai, Hong Kong	Office Commercial	999 years from 16th March, 1855	323,418 11,481	46	17.13
10	Two International Finance Centre, 8 Finance Street, Central, Hong Kong (excluding levels 55, 56 and 77 to 88)	Office	For a term of years to 30th June, 2047	1,650,249	276	36.55
KOWLOON						
11	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30th June, 2047	193,284 100,543	—	24.49
12	Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4th February, 1985	84,626 28,656	—	73.48
13	Righteous Centre, 585 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25th December, 1887	41,004 10,763	—	100.00
14	Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon	Industrial	For a term of years to 30th June, 2047	150,212	—	100.00
15	Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F& 20/F to 29/F)	Office/ Industrial	For a term of years to 30th June, 2047	136,376	49	73.48
16	579 Nathan Road, 579 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25th December, 1887	18,810 7,805	—	100.00

Distribution of Land Bank & Investment Properties



New Territories
Kowloon
40%
35%
25%
Hong Kong

Investment Properties
GFA in million sq.ft.



9
8
7
6
5
4
3
2
1
0
4.9
5.9
6.3
6.6
7.7
99
00
01
02
03
Financial Year

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
17 Paradise Square, 3 Kwong Wa Street, Mongkok, Kowloon	Commercial	75 years from 8th August, 1979	25,979	72	100.00
NEW TERRITORIES					
18 Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	151,513	302	93.89
19 Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	157,762	217	60.00
20 Block C, Hang Wai Industrial Centre, Pui To Road/Kin On Street/Kin Wing Street/ Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30th June, 2047	292,264	182	73.48
21 The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30th June, 2047	195,280	78	73.48
22 Marina Cove, Lot No. 526 in D.D. No. 210, Sai Kung, New Territories	Commercial	For a term of years to 30th June, 2047	23,915*	377	40.00
23 City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	155,022	127	93.10
24 Skyline 2000 88 Tai Ho Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	154,259	104	100.00

* There are also 303 pontoons and 75 hardstand spaces.





AIA Tower, North Point
94.56% owned by the Group for rental purpose, this 44-storey commercial building has approx. 512,000 sq.ft. in total G.F.A..

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
25	City Landmark I (formerly known as City Landmark), 68 Chung On Street, Tsuen Wan, New Territories	Office Commercial	For a term of years to 30th June, 2047	209,420 184,838	133	74.96
26	Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	100,029	545	69.37
27	Shatin Plaza, 21-27 Shatin Centre Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	147,943	134	77.55
28	Blocks A & B, Sunshine City, 18 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	9,305	—	100.00
29	Blocks C & D, Sunshine City, 22 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	10,236	—	50.00
30	Blocks N, P, Q & R, Sunshine City, 8 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	58,881	196	100.00
31	Sunshine City Plaza, 18 On Luk Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	532,637	831	100.00
32	Sunshine Bazaar, 628 Sai Sha Road, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	79,642	234	100.00



nternational Finance Centre Project
irport Railway – Hong Kong Station








IFC MALL


IFC



TWO IFC

32.5% owned by the Group and 15% by The Hong Kong & China Gas Company Limited for long term investment purpose.

Forming as part of the second phase of the IFC Project, this complex comprises an 88-storey office tower and a retail shopping mall, and this complex was completed in May, 2003.

Total G.F.A. amounted to approximately 2.6 million sq.ft..

Leasing activities are in progress.

ONE IFC

32.5% owned by the Group and 15% by The Hong Kong & China Gas Company Limited for long term investment purpose.

This is the first phase of the International Finance Centre Project that was completed in 1998 with one 38-storey office tower on a retail shopping podium.

Total G.F.A. amounted to approximately 900,000 sq.ft..

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
33 Citimall, 1 Kau Yuk Road, Yuen Long, New Territories	Commercial	For a term of years to 30th June, 2047	140,341	51	100.00
34 La Cité Noble Shopping Arcade, 1 Ngan O Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	35,186	—	100.00
35 Dawning Views Plaza, 23 Yat Ming Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	87,766	—	100.00
36 Metro City Phase 2 Shopping Arcade, 8 Yan King Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	956,849	669	100.00
37 Metro City Phase 3 Shopping Arcade, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	266,954	232	100.00
38 Citygate, 20 Tat Tung Road, Tung Chung, Lantau Islands, New Territories	Office Commercial	For a term of years to 30th June, 2047	161,400 462,680	1,163	20.00
39 The Beverly Hills Phases 1 & 2 Tai Po Town Lot No. 161, New Territories	Residential	For a term of years to 30th June, 2047	543,131	439	90.10

The Beverly Hills – Phases 1 & 2, Tai Po
This development is planned to be developed by phases into 549 luxurious houses with a total gross floor area of 1,164,000 sq.ft. and 999 carparking spaces. The first two phases comprising 372 houses have a total gross floor area of approximately 724,000 sq.ft. had been completed in July 2002.



The following comments should be read in conjunction with the Audited Statement of Accounts of Henderson Land Development Company Limited and the related notes to the accounts.

Review of Results

During the financial year ended 30th June, 2003, the Group's turnover increased by 23% and amounted to approximately HK$7,667 million (2002: HK$6,230 million) when compared to that recorded in the previous financial year. This was mainly attributed to a notable increase in the Group's property sales turnover achieved during the financial year under review as a result of a significant increase in the Group's project completion in Hong Kong that amounted to approximately 3,510,000 sq.ft. during the financial period under review as compared to the 580,000 sq.ft. completed in the previous financial period.

The Group's profit attributable to shareholders increased by 4% to approximately HK$2,242 million (2002: HK$2,153 million) in the financial period under review. As at the end of 30th June, 2003, the Group made provisions for certain property projects in the aggregate amount of approximately HK$665 million, whereas provisions earlier made on some other property projects in the aggregate amount of HK$337 million were written back at the same time; the net amount of provisions made for property projects as at the end of the financial year under review was thus derived at approximately HK$328 million. Therefore, after taking into account bad debts written off in the amount of HK$93 million (2002: HK$5 million) and provisions for property projects in the net amount of approximately HK$328 million (2002: HK$58 million), the Group's profit from operations amounted to approximately HK$1,243 million (2002: HK$1,753 million). Share of profits less losses of associates of the Group amounted to approximately HK$1,443 million (2002: HK$1,563 million). In particular, the Group's share of profits from the three listed associates amounted to approximately HK$1,507 million (2002: HK$1,510 million). Further, share of profits less losses of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities amounted to approximately HK$650 million (2002: Loss of HK$153 million).

The property development segment of the Group recorded a turnover of approximately HK$3,910 million (2002: HK$1,745 million) in the financial year under review. However, after taking into account the effect of lower property sales price together with the provisions made for the completed properties of the Group in Hong Kong as well as in relation to certain property projects of Henderson China in the mainland, the Group reported a loss of approximately HK$244 million (2002: Profit of HK$58 million) in its property development business.

Profit from property leasing business of the Group amounted to approximately HK$1,222 million (2002: HK$1,329 million) in the financial year under review with rental turnover recorded at approximately HK$2,012 million (2002: HK$2,068 million). During the financial period under review, the overall rental property market suffered a setback amidst a declining economy that was aggravated by the outbreak of SARS. As most of the Group's major investment properties are retail shopping centres that are situate right in the centre of new towns and are located along the mass transportation railway networks, the performance of the rental properties of the Group still remained stable notwithstanding such difficult market conditions.

Profit from the finance services of the Group that was related to the housing mortgage loan business extended to end-buyers of the Group's development properties amounted to approximately HK$88 million (2002: HK$123 million) for the period under review. The decrease in profit was mainly accounted for by the continuous decline in the mortgage interest rates and write-off related to bad debts.

Building construction activities of the Group, which are mainly catered to the developments participated by the Group, made profit contribution of approximately HK$38 million (2002: HK$17 million) in the financial year under review.

The Group's profit which was contributed from its investment in infrastructure projects in Mainland China operated through a subsidiary of the Group, China Investment Group Limited, amounted to approximately HK$139 million (2002: HK$145 million). This reduced contribution was mainly attributed to slight drop in traffic flow and thus revenues in respect of the Group's toll roads and bridges recorded in the financial year under review.

With the local tourist industry and consumer spending having been adversely affected by the spread of SARS, the profit contribution from the Group's hotel operations amounted to approximately HK$34 million (2002: HK$42 million) during the financial year under review as a result of decline in both the overall turnover and room tariffs whilst the Group's profit contribution from the department store operation segment was reduced to approximately HK$15 million (2002: HK$26 million).

The combined profit of the other business activities of the Group, which mainly included fee income received from the provision of project management and property management services to joint venture and third-party property project as well as investment returns generated from securities, amounted to approximately HK$167 million in combined profit (2002: HK$209 million) in the financial year under review.

Liquidity, Financial Resources and Capital Structure

The Group's total net bank borrowings, after deducting approximately HK$2,383 million in deposits and cash holdings, amounted to approximately HK$9,037 million as at the end of the financial year under review. Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured and with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are presented respectively as follows:

	2003 HK$'000	2002 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**1,545,095**	2,300,483
After 1 year but within 2 years	**5,374,740**	5,237,320
After 2 years but within 5 years	**4,434,979**	4,010,185
After 5 years	**65,275**	615,275
Total Bank Loans and Borrowings	**11,420,089**	12,163,263
Less: Cash At Bank and In Hand	**(2,382,794)**	(1,372,177)
Total Net Bank Borrowings	**9,037,295**	10,791,086

As of 30th June, 2003, shareholders' funds of the Group amounted to approximately HK$53,866 million (2002 (restated): HK$56,795 million) representing a decrease of 5.2% from the level recorded as at the end of the previous financial year. This was mainly attributed to the decrease in the investment property revaluation reserve of the Group that amounted to HK$3,763 million (2002: HK$898 million). The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains at a low level. With abundant committed banking facilities in place, and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds amounted to 16.8% (2002: 19%). Profit from operations of HK$1,243 million covered the interest expense before capitalisation of HK$347 million by 3.6 times for the financial year under review (2002: 3.4 times).

The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

As of 30th June, 2003, the Group's outstanding bank borrowings which were mainly in Hong Kong Dollars amounted to HK$11,420 million (2002: HK$12,163 million). Further, the amounts due to fellow subsidiaries of the Group amounted to HK$3,708 million (2002: HK$3,716 million). During the period under review, the interest expenses incurred on the Group's borrowings amounted to HK$347 million (2002: HK$518 million). As for the Group's finance cost which was arrived at after interest capitalisation, this was recorded at approximately HK$66 million (2002: HK$98 million) for the financial year under review. With an aim to fix a portion of the Group's Hong Kong Dollar borrowings at the current low interest rate level, the Group has entered into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings during the financial year under review.

Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's business activities in Mainland China that are conducted through its listed subsidiaries, Henderson China Holdings Limited, a portion of its borrowings was denominated in Renminbi to fund its property projects in Mainland China during the financial year under review. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement during the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans of Material Investments or Capital Assets

In the financial year under review, the Group incurred HK$380 million on new project acquisition relating to the Group's acquisition of a 27% interest in the net sale proceeds of the residential properties in the Ma Tau Kok South Plant development project of The Hong Kong and China Gas Company Limited whereas the Group incurred HK$437 million in the previous financial year mainly in respect of the acquisition of agricultural land and payments made in respect of land conversion premiums.

As at 30th June, 2003, capital commitments of the Group amounted to HK$7,607 million (2002: HK$6,460 million). As the Group completed several property projects during the financial period under review, this had given rise to a significant decrease in capital commitments related to the amount of expenditure contracted for future development and related costs. Due to land-use conversion approved during the financial year under review in respect of several property sites that were originally designated as industrial/office developments into hotel development sites, the future development expenditure will be increased once decisions have been made to proceed with such hotel development. Resulting from this, as at the end of the financial year under review, outstanding commitments of the Group that were mainly made up of the Group's obligations contracted for acquisition of property and future property development expenditures as well as for funding the Group's subsidiaries and associates established outside Hong Kong amounted to HK$334 million (2002: HK$1,022 million) and HK$2,327 million (2002: HK$2,825 million) respectively. The future development expenditure and related costs approved by the directors but not contracted for as at the end of the financial period under review increased to HK$4,946 million (2002: HK$2,613 million), mainly as a result of the conversion in land-use for hotel development purpose.

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$4,138 million as at 30th June, 2003 (2002: HK$4,881 million). In support of the banking facilities extended to the Group's treasury subsidiaries and certain operating subsidiaries, the Company has provided guarantees to commercial banks and as at the end of the financial year under review, the Company's contingent liabilities relating to the utilized amount of such banking facilities amounted to HK$9,619 million (2002: HK$8,927 million). Further, in support of banking facilities extended to an associate and jointly controlled entities of the Group for funding property developments which mainly included the One IFC project, the Company has also given guarantees amounting to HK$3,526 million (2002: HK$3,964 million) as at the end of the financial year under review.

Employees

As at 30th June, 2003, the Group had about 6,300 full-time employees compared to about 6,410 full-time employees as at 30th June, 2002. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are employees and executive directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at an extraordinary general meeting held on 15th March, 1996.

Management Discussion and Analysis (cont'd)

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$751.3 million for the year ended 30th June, 2003. The total employees' costs for the previous financial year amounted to HK$751.7 million.


Turnover and
Pre-Tax Profix
HK$ Million
20,000
15,000
10,000
5,000
0
99 00 01 02 03
Financial Year
Turnover
Pre-Tax Profit


Dividends and
Earnings per share
HK$
4
3
2
1
0
99 00 01 02 03
Financial Year
Earnings per share
Dividends per share


Shareholders' Funds
HK$ Billion
70
60
50
40
30
20
10
0
51.3
59.9
57.2
56.8
53.9
99 00 01 02 03
Financial Year

The Directors have pleasure in submitting to shareholders their annual report together with the audited statement of accounts for the year ended 30th June, 2003.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries are property development, property leasing, finance, building construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

An analysis of the Group's turnover and contribution from operations by business segment and geographical segment, is set out in note 13 to the accounts on pages 95 to 97.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30th June, 2003 are set out on pages 116 to 125.

Group Profit

The profit of the Group for the year ended 30th June, 2003 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 75 to 127.

Dividends

An interim dividend of HK$0.35 per share was paid on 24th April, 2003. The Directors have recommended the payment of a final dividend of HK$0.45 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$6,370,000 (2002- HK$2,290,000).

Fixed assets

Particulars of the movements in fixed assets during the year are set out in note 14 to the accounts on pages 98 to 100.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30th June, 2003 are set out in note 27 to the accounts on page 104.

Interest Capitalised

The amount of interest capitalised by the Group during the year ended 30th June, 2003 is set out in note 7(a) to the accounts on page 91.

Reserves

Particulars of the movements in reserves during the year are set out in notes 33 to 35 to the accounts on pages 106 to 108.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 71.

Development and Investment Properties

Particulars of development and investment properties of the Group are set out on pages 18 to 36.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Paragraph 24 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 41 to the accounts on page 114.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

EXECUTIVE DIRECTORS:

Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Vincent Liang
(Alternate Director to Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)

NON-EXECUTIVE DIRECTORS:

Lee Tat Man
Kan Fook Yee

Messrs. Colin Lam Ko Yin, Leung Sing, Eddie Lau Yum Chuen, Ho Wing Fun, John Yip Ying Chee and Kan Fook Yee retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Dr. Lee Shau Kee, *D.B.A.(Hon.), D.S.Sc.(Hon.), LL.D.(Hon.),* aged 74, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 45 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Glorious Asia S.A., Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 40, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, an executive director of Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, *B.Sc., A.C.I.B., M.B.I.M., FCILT.,* aged 52, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 30 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited, an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE King Yue, aged 77, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 45 years. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited. Mr. Lee is a director of Glorious Asia S.A., Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

FUNG LEE Woon King, aged 65, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group and Henderson Investment Group and Henderson China Group. Mrs. Fung is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development, Glorious Asia S.A., Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LEUNG Sing, aged 66, has been an Executive Director of the Company since 1985. He has over 35 years' experience in property development. Mr. Leung is also an executive director of Henderson China Holdings Limited.



Tseung Kwan O Town Lot No. 74
This 25%-owned project comprises a high-rise residential tower built over a 4-storey commercial podium. Superstructure work is in progress and the development is expected to be completed before 2005 with a total gross floor area of approximately 320,000 sq.ft..

LAU Yum Chuen, Eddie, aged 57, has been an Executive Director of the Company since 1987. He has over 30 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning, *B.Sc., M.B.A.,* aged 46, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

LEE Ka Shing, aged 32, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993. He was educated in Canada. He is also an executive director of Henderson Development Limited ("Henderson Development"), Henderson Investment Limited, Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.,* aged 51, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

HO Wing Fun, aged 70, has been an Executive Director of the Company since 1997. He joined Henderson Development Limited in 1975 and has over 45 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

YIP Ying Chee, John, *LL.B., F.C.I.S.,* aged 54, joined the Company as Group Company Secretary in 1996 and has been an Executive Director of the Company since 1997. Mr. Yip is also an executive director of Henderson Cyber Limited. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 25 years' experience in corporate finance, and corporate and investment management.

SUEN Kwok Lam, *H.I.R.E.A*, aged 56, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is also an executive director of Henderson Investment Limited. He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in property management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Hon LO Tak Shing, *G.B.M., J.P.*, aged 68, was awarded the Grand Bauhinia Medal in July 1997, has been a Director and Vice Chairman of the Company since 1981. He is a solicitor and a director of Swire Pacific Limited. He was the vice chairman of the Basic Law Consultative Committee, a committee member of the Preliminary Committee of the Preparatory Committee from July 1993 and a committee member of The Preparatory Committee of the Hong Kong Special Administrative Region from December 1995.

Sir Po-shing WOO, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.*, aged 74, has been a Director of the Company since 1981. He is a solicitor and a Consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.*, aged 69, has been a Director of the Company since 1981. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina, *J.P., LL.B., F.C.A.*, aged 54, has been a Director of the Company since 1996. She is a practising solicitor and is also a Fellow of the Institute of Chartered Accountants in England and Wales. She is active in community services and currently serves on a number of statutory, advisory and appeal committees.

Vincent LIANG, aged 58, has been the Alternate Director to The Hon Lo Tak Shing, Director of the Company, since 1986. He is a solicitor.

WOO Ka Biu, Jackson, *MA(Oxon)*, aged 41, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000. Mr. Woo is also an Independent Non-Executive Director of Henderson Cyber Limited. He is a director of N M Rothschild & Sons (Hong Kong) Limited ("Rothschild"). He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

NON-EXECUTIVE DIRECTORS

LEE Tat Man, aged 66, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 25 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Glorious Asia S.A. and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee and Mrs. Fung Lee Woon King.

KAN Fook Yee, *SBS., F.H.K.I.S., F.R.I.C.S., F.C.I.Arb.*, aged 67, has been a Director of the Company since 1997. He was an Executive Director of Henderson China Holdings Limited from June 1997 until February 2003, when he became a Non-executive Director of Henderson China Holdings Limited. In addition to his being a barrister-at-law, Mr. Kan is also a fellow member of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors and The Chartered Institute of Arbitrators. He has many years' experience in the field of property surveying.

SENIOR MANAGEMENT

LAU Chi Keung, *J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.*, aged 54, joined the Company in 1981 and is presently the General Manager of Project Management Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 31 years' experience in property development. Mr. Lau is an executive director of Henderson Investment Limited. He was appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2001.

LEE Pui Man, Margaret, *B.A. (Hons)*, aged 42, joined the Company in 1984 and is presently the General Manager of Marketing Department since 1988. She holds a B.A. (Honours) degree from the University of London and has over 19 years' experience in marketing development. She is the daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

CHEUNG Ping Keung, Donald, *B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.*, aged 48, joined the Company in 1992 and is presently the General Manager of Sales Department. He holds a B.A. (Honours) degree from the University of London and is a Chartered Valuation Surveyor and an Accredited Canadian Appraiser. He has over 25 years' experience in property development, professional general practice surveying and real estate agency in Hong Kong, China and Canada. Mr. Cheung is an executive director of Henderson Investment Limited.

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2003, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	65.21
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	65.21
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	65.21
	Li Ning	1		1,122,938,300			1,122,938,300	65.21
	Lee Tat Man		748,000				748,000	0.04
	Lo Tak Shing		11,000				11,000	0.00
	Lee Pui Ling, Angelina		30,000				30,000	0.00
	Kan Fook Yee	2		24,000			24,000	0.00
	Lee King Yue	3	26,400	16,500	19,800		62,700	0.00
	Fung Lee Woon King		1,000,000				1,000,000	0.06
	Leung Sing		85,600				85,600	0.00
	Ho Wing Fun		100				100	0.00
	Woo Ka Biu, Jackson	4		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	5	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	5				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	5				2,075,859,007	2,075,859,007	73.68
	Li Ning	5		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man		6,666				6,666	0.00
	Lo Tak Shing		404,375				404,375	0.01
	Lee King Yue	6	959,028	42,711			1,001,739	0.04
	Leung Sing		150,000				150,000	0.01
	Ho Wing Fun		1,100				1,100	0.00
Henderson China Holdings Limited	Lee Shau Kee	7			325,133,977		325,133,977	65.45
	Lee Ka Kit	7				325,133,977	325,133,977	65.45
	Lee Ka Shing	7				325,133,977	325,133,977	65.45
	Li Ning	7		325,133,977			325,133,977	65.45
	Woo Ka Biu, Jackson		544,802				544,802	0.11
Henderson Cyber Limited	Lee Shau Kee	8	173,898		4,244,996,094		4,245,169,992	84.90
	Lee Ka Kit	8				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	8				4,244,996,094	4,244,996,094	84.90
	Li Ning	8		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man		33				33	0.00
	Lo Tak Shing		2,021				2,021	0.00
	Lam Ko Yin, Colin		55				55	0.00
	Lee King Yue	9	4,795	588			5,383	0.00
	Leung Sing		750				750	0.00
	Ho Wing Fun		5				5	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,226,174		2,157,017,776		2,160,243,950	38.28
	Lee Ka Kit	10				2,157,017,776	2,157,017,776	38.22
	Lee Ka Shing	10				2,157,017,776	2,157,017,776	38.22
	Li Ning	10		2,157,017,776			2,157,017,776	38.22



Citygate, Tung Chung

Forming as a part of the Tung Chung Station Development (Package One), this 20%-owned shopping centre of the Group provides shopping and recreation facilities to residents of the Tung Chung new town near the Hong Kong International Airport.

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	11	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	11				111,636,090	111,636,090	31.33
	Lee Ka Shing	11				111,636,090	111,636,090	31.33
	Li Ning	11		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin		150,000				150,000	0.04
	Fung Lee Woon King		465,100				465,100	0.13
	Leung Hay Man		2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	12			252,169,250		252,169,250	43.69
	Lee Ka Kit	12				252,169,250	252,169,250	43.69
	Lee Ka Shing	12				252,169,250	252,169,250	43.69
	Li Ning	12		252,169,250			252,169,250	43.69
	Kan Fook Yee	13		20,000			20,000	0.00
	Woo Po Shing	14	2,705,000		2,455,000		5,160,000	0.89
Henderson Development Limited	Lee Shau Kee	15			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	16			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	17	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	15				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	16				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	17				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	15				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	16				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	17				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	15		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	16		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	17		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Angelfield Investment Limited	Lam Ko Yin, Colin	18			1		1	50.00
Best Homes Limited	Lee Shau Kee	19			26,000		26,000	100.00
	Lee Ka Kit	19				26,000	26,000	100.00
	Lee Ka Shing	19				26,000	26,000	100.00
	Li Ning	19		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	20			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	21			5,000		5,000	4.49
	Woo Po Shing	22			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	23			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King		2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King		50				50	5.00
Henfield Properties Limited	Lee Ka Kit	24			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	25			100		100	100.00
	Lee Ka Kit	25				100	100	100.00
	Lee Ka Shing	25				100	100	100.00
	Li Ning	25		100			100	100.00
Land Fortune Development Limited	Lo Tak Shing	26			1		1	16.67

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Maxfine Development Limited	Lee Ka Kit	27			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	28			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	29			3,240		3,240	80.00
	Lee Ka Kit	29				3,240	3,240	80.00
	Lee Ka Shing	29				3,240	3,240	80.00
	Li Ning	29		3,240			3,240	80.00
Pochette Investment Limited	Leung Hay Man	30			40		40	2.00
Quickcentre Properties Limited	Lee Ka Kit	31			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	32			25	75	100	100.00
Zenger Investment Limited	Fung Lee Woon King		1				1	5.00
	Leung Sing		2				2	10.00

* *relate to the same shares*

Share Option Schemes

(I) HENDERSON CYBER LIMITED

At an extraordinary general meeting held on 4th December, 2000, the shareholders of the Company approved the Pre-IPO Share Option Plan ("Henderson Cyber Option Plan") and the Share Option Scheme ("Henderson Cyber Share Option Scheme") (collectively referred to as the "Henderson Cyber Schemes") of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company. A summary of the Henderson Cyber Schemes is as below:

(1) Purpose

The purpose of the Henderson Cyber Option Plan is to recognise the contribution of the participants of the Henderson Cyber Option Plan to the growth of the Henderson Cyber Group and/or to the listing of shares of Henderson Cyber ("Henderson Cyber Shares") on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The purpose of the Henderson Cyber Share Option Scheme is to assist in the recruitment and retention of high calibre executives and employees by providing them with incentives of share options.

(2) Participants

Options to subscribe for 32,000,000 Henderson Cyber Shares under the Henderson Cyber Option Plan were granted on 28th June, 2000, immediately prior to the listing of the Henderson Cyber Shares on GEM on 14th July, 2000 ("IPO Date").

Henderson Cyber may grant options to subscribe for Henderson Cyber Shares under the Henderson Cyber Share Option Scheme to any executive directors and full time employees of the Henderson Cyber Group.

(3) Maximum number of Henderson Cyber Shares available for subscription

Pursuant to the Henderson Cyber Option Plan, options to subscribe for the maximum number of 32,000,000 Henderson Cyber Shares were granted of which options to subscribe for 4,350,000 Henderson Cyber Shares had lapsed. No further options may be granted under the Henderson Cyber Option Plan after the IPO Date.

The maximum number of Henderson Cyber Shares in respect of which options may be granted under the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber in issue shall not exceed 30 per cent. of the total number of Henderson Cyber Shares in issue from time to time (excluding (i) any Henderson Cyber Shares issued pursuant to the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber; and (ii) any pro rata entitlements to further Henderson Cyber Shares issued in respect of those Henderson Cyber Shares mentioned in (i)).



Seaview Crescent, Tung Chung
This phase of development forms as a part of the residential properties in the Tung Chung Station Development (Package One) which is 20%-owned by the Group. The residential portion of this development project has 4 residential towers and club house facilities totalling approx. 1,196,000 sq.ft. in G.F.A. It was completed in early 2002.

(4) Maximum entitlement of each participant
Pursuant to the Henderson Cyber Schemes, no participant may be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25 per cent. of the aggregate number of Henderson Cyber Shares for the time being issued and issuable under the Henderson Cyber Schemes.

(5) Minimum and maximum periods for the exercise of options
Pursuant to the Henderson Cyber Schemes, an option may be exercised in accordance with the terms of the respective Henderson Cyber Schemes at any time during such period or periods to be notified by the Board of Directors of Henderson Cyber to each grantee provided that the period within which the option may be exercised shall be not less than 3 years and not more than 10 years from the date on which an offer of the grant of the option is accepted.

(6) Payment on acceptance of option
Pursuant to the Henderson Cyber Schemes, HK$1.00 is payable to Henderson Cyber by the grantee on acceptance of the grant of an option within 28 days from the date of offer of the grant of the option ("Offer Date").

(7) Basis of determining the subscription price
The subscription price per Henderson Cyber Share under the Henderson Cyber Option Plan is HK$1.25, being the price per Henderson Cyber Share at which the Henderson Cyber Shares were offered for subscription by the public at the initial public offering of the Henderson Cyber Shares.

The subscription price per Henderson Cyber Share under the Henderson Cyber Share Option Scheme is determined by the Board of Directors of Henderson Cyber and shall be the highest of:

(i) the closing price per Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange on the Offer Date, which must be a business day;

(ii) the average closing price per Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the Offer Date; and

(iii) the nominal value per Henderson Cyber Share.

(8) Remaining life of the Henderson Cyber Schemes

No further options shall be granted under the Henderson Cyber Option Plan after the IPO Date. Henderson Cyber Shares granted under the Henderson Cyber Option Plan prior to the IPO Date can be exercised not later than four years from the IPO Date.

The Henderson Cyber Share Option Scheme shall be valid and effective for a period of 10 years commencing on 28th June, 2000, after which no further options will be granted.

(II) HENDERSON CHINA HOLDINGS LIMITED

At a special general meeting of the shareholders of Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, held on 15th March, 1996, the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme") was approved and adopted. A summary of the Henderson China Share Option Scheme is as below:

(1) Purpose

The purpose of the Henderson China Share Option Scheme is to provide the executive directors and employees of the Henderson China Group with incentives of share options.

(2) Participants

Henderson China may grant options to subscribe for shares in Henderson China ("Henderson China Shares") under the Henderson China Share Option Scheme to executive directors and employees of the Henderson China Group.

(3) Maximum number of Henderson China Shares available for subscription

The maximum number of Henderson China Shares in respect of which options may be granted (including Henderson China Shares issued pursuant to options exercised and Henderson China Shares in respect of which any options remain outstanding) under the Henderson China Share Option Scheme and any other share option schemes of Henderson China shall not exceed 10 per cent. of the issued share capital of Henderson China from time to time excluding Henderson China Shares issued pursuant to the Henderson China Share Option Scheme.

(4) Maximum entitlement of each participant

No participant may be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25 per cent. of the aggregate number of Henderson China Shares for the time being issued and issuable under the Henderson China Share Option Scheme.

(5) Minimum and Maximum periods for the exercise of options
An option may be exercised in accordance with the terms of the Henderson China Share Option Scheme at any time during such period or periods to be notified by the Board of Directors of Henderson China to each grantee. The option may be exercised on the expiry of 6 months after the date on which the grant of an option is accepted (the "Commencement Date") and not later than a period of 3 years after the Commencement Date or 14th March, 2006, whichever is the earlier.

(6) Payment on acceptance of option
HK$ 1.00 is payable to Henderson China by the grantee on acceptance of an option within 28 days from the date of offer of the grant of an option ("Offer Date").

(7) Basis of determining the subscription price
The subscription price per Henderson China Share is determined by the Board of Directors of Henderson China and shall be the higher of:

(i) a price being not less than 80 per cent. of the average closing price per Henderson China Share as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the Offer Date; and

(ii) the nominal value per Henderson China Share.

(8) Remaining life
The Henderson China Share Option Scheme shall be valid and effective for a period of 10 years commencing on 15th March, 1996, after which no further options will be granted.

Arrangements to Purchase Shares or Debentures

OPTIONS TO SUBSCRIBE FOR SHARES IN SUBSIDIARIES

(i) Henderson Cyber Limited

As at 30th June, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Number of share options outstanding at 30th June, 2003
Lee Shau Kee	2,400,000	—	—	2,400,000
Colin Lam Ko Yin	1,200,000	—	—	1,200,000
Lee Ka Kit	1,200,000	—	—	1,200,000
Lee Ka Shing	1,200,000	—	—	1,200,000
John Yip Ying Chee	1,200,000	—	—	1,200,000
Patrick Kwok Ping Ho	600,000	—	—	600,000
Li Ning	400,000 (Note 33)	—	—	400,000
Ho Wing Fun	400,000	—	—	400,000
Suen Kwok Lam	400,000	—	—	400,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
28/06/2000	1,250,000	—	—	1,850,000*

Aegean Coast, Tuen Mun

25% owned by the Group, this development project comprises seven 29-storey residential towers, a 2-storey commercial complex consisting of shops and a kindergarten, and two basement levels of carparks. Providing a total G.F.A. of approx. 1,250,000 sq.ft. and 1,038 carparking spaces, this project was completed in September 2002.





Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
28/06/2000	17,500,000	—	100,000	16,800,000*

* This adjusted figure is due to the re-grouping of 600,000 share options from "Other Participants" to "Employees".

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
04/10/2000	100,000	—	—	100,000

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

Winning Centre, San Po Kong

This 24-storey industrial building that is 100% owned by the Group provides a total G.F.A. of approx. 150,000 sq.ft.



As at 30th June, 2003, share options for a total of 27,650,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6 per cent. of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	9	9,000,000
Employees	4	1,850,000
Other participants	41	16,800,000
	54	27,650,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the year ended 30th June, 2003.

(ii) Henderson China Holdings Limited

As at 30th June, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, under the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme"):

Name of Director	Date of Grant	Number of share options at 1st July, 2002	Exercisable Period	Number of share options granted during the year	Number of share options lapsed during the year	Number of share options outstanding at 30th June, 2003
Colin Lam Ko Yin	21/02/2001	1,500,000	21/08/2001 – 20/08/2004	–	–	1,500,000
Lee Ka Kit	02/05/2001	1,500,000	02/11/2001 – 01/11/2004	–	–	1,500,000

Particulars of outstanding share options of the employee of Henderson China under the Henderson China Share Option Scheme are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Exercisable Period	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
12/12/2000	1,000,000	28/06/2001 – 27/06/2004	—	—	1,000,000

Subject to the terms and conditions of the Henderson China Share Option Scheme, the above Directors and the employee of Henderson China will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

As at 30th June, 2003, share options granted under the Henderson China Share Option Scheme for a total of 4,000,000 shares in Henderson China remained outstanding, representing in aggregate approximately 0.8 per cent. of the existing issued share capital of Henderson China. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Directors	2	3,000,000
Employee	1	1,000,000
	3	4,000,000

No share options under the Henderson China Share Option Scheme had been granted, exercised, cancelled or lapsed during the year ended 30th June, 2003.

Except for the above, at no time during the year was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30th June, 2003, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	65.21
Riddick (Cayman) Limited (Note 1)	1,122,938,300	65.21
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	65.21
Henderson Development Limited (Note 1)	1,122,745,800	65.19
Glorious Asia S.A. (Note 1)	538,437,300	31.27
Believegood Limited (Note 1)	222,045,300	12.89
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.42

Notes:

1 Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,092,000 shares and 870,100 shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 shares, 145,090,000 shares, 61,302,000 shares, 55,000,000 shares and 55,000,000 shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.72% held by Henderson Investment Limited ("HI"). HI was 73.48% held by Henderson Land Development Company Limited ("HL") which in turn was 65.19% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.



City Regalia, Shamshuipo
This 23-storey residential tower that is 100% owned by the Group has a total G.F.A. of approx. 39,000 sq.ft..

2 These shares were owned by the wife of Mr. Kan Fook Yee.

3 These 16,500 shares were owned by the wife of Mr. Lee King Yue and 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

4 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

5 Of these 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

6 These 42,711 shares were owned by the wife of Mr. Lee King Yue.

7 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8 Of these 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 5 and 10 and Henderson Cyber Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

9 These 588 shares were owned by the wife of Mr. Lee King Yue.

10 Of these 2,157,017,776 shares, (i) 1,159,024,597 shares, 484,225,002 shares and 429,321,946 shares were respectively owned by Disralei Investment Limited, Medley Investment Limited and Macrostar Investment Limited, all of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 3,966,472 shares were owned by Mightygarden Limited, a wholly-owned subsidiary of HD; and (iii) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 5 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11 Of these 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 5 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Of these shares, 100,612,750 shares, 79,121,500 shares and 72,435,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which are wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 5 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13 These shares were owned by the wife of Mr. Kan Fook Yee.

14 These 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

15 These shares were held by Hopkins as trustee of the Unit Trust.

16 These shares were held by Hopkins as trustee of the Unit Trust.

17 These 15,000,000 shares were owned by Fu Sang.

18 The 1 share was held by Flourish Land Company Limited which was 99% owned by Mr. Lam Ko Yin, Colin.

19 Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

20 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

21 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

22 These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

23 Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

24 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

25 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

26 The 1 share was held by Bull City Limited which was 50% owned by Mr. Lo Tak Shing.

27 These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

28 Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

29 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

30 These shares were held by Golovanov Investment Limited which was wholly-owned by Mr. Leung Hay Man.





Sereno Verde, Yuen Long

This 44%-owned project was developed in four phases into 16 residential tower blocks with a total G.F.A. of approx. 1,140,000 sq.ft.. The whole development project was completed in December 2002.

31 Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

32 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

33 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

Interests in Contracts and Connected Transactions

During the year under review, your Group has entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):

(1) **(i)** Under the terms of an agreement dated 15th March, 1996, the Group agreed to provide Henderson China Holdings Limited ("Henderson China") with finance, administration and accounting services as may be requested by Henderson China from time to time and the Group would be reimbursed by Henderson China in respect of such services at cost. For the year ended 30th June, 2003, payment made to the Group for the above services amounted to approximately HK$2 million.

(ii) In relation to the spin-off of the Group's property development and property investment businesses in the PRC and the transfer of the Group's direct or indirect interests in certain PRC properties to Henderson China, the Group agreed to indemnify Henderson China in respect of any diminution in the value of Henderson China arising from, inter alia, PRC income tax and Land Appreciation Tax in accordance with an indemnity deed dated 15th March, 1996 between the Group and Henderson China. The maximum value of the tax indemnities in respect of PRC income tax and Land Appreciation Tax had been estimated to be approximately HK$2,583 million and HK$1,921 million respectively. As at 30th June, 2003, approximately HK$291.6 million and HK$1.4 million in respect of the indemnities on income tax and Land Appreciation Tax respectively were accrued.

(iii) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of the Company made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of Henderson Investment Limited, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offer Rate ("HIBOR") quoted by banks. As at 30th June, 2003, an amount of approximately HK$202.4 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(iv) Henderson Finance Company Limited, a wholly-owned subsidiary of Henderson Development Limited made advances from time to time to Henderson Investment Finance Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, there was no outstanding balance due by Henderson Investment Finance Limited to Henderson Finance Company Limited.

(v) Henderson Finance Company Limited made advances from time to time to Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited, subsidiaries of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, the amounts of approximately HK$725.8 million, HK$43.7 million, HK$26.1 million and HK$125.3 million were due by Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited respectively to Henderson Finance Company Limited, which have been included in the accounts under "Amounts due to fellow subsidiaries".

(vi) Glorious Asia S.A., a wholly-owned subsidiary of Henderson Development Limited made advances from time to time to West Chelsea Holdings Co. Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$2,487.5 million was due by West Chelsea Holdings Co. Limited to Glorious Asia S.A., which has been included in the accounts under "Amounts due to fellow subsidiaries".

(vii) Henderson Real Estate Agency Limited made advances from time to time to Henderson (China) Finance Limited, a wholly-owned subsidiary of Henderson China, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$638.7 million was due by Henderson (China) Finance Limited to Henderson Real Estate Agency Limited.

(viii) West Chelsea Holdings Co. Limited made advances from time to time to Hiram Assets Limited, a wholly-owned subsidiary of Henderson China with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$8.8 million was due by Hiram Assets Limited to West Chelsea Holdings Co. Limited.

(ix) Henderson Finance Company Limited made advances from time to time to Henderson (China) Finance Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$71 million was due by Henderson (China) Finance Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amounts due to fellow subsidiaries".

(x) Glorious Asia S.A., made advances from time to time to Hiram Assets Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$5.9 million was due by Hiram Assets Limited to Glorious Asia S.A., which has been included in the accounts under "Amounts due to fellow subsidiaries."

(xi) Henderson Real Estate Agency Limited made advances from time to time to Shellson International Limited, a subsidiary of Henderson China, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$181.4 million was due by Shellson International Limited to Henderson Real Estate Agency Limited.

(xii) Henderson Finance Company Limited made advances from time to time to Shellson International Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, an amount of approximately HK$222.6 million was due by Shellson International Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amounts due to fellow subsidiaries".

(xiii) The management agreements and the construction agreements for the management and development of the properties of the Henderson Development Limited Group and the Henderson Investment Limited Group entered into by both Henderson Development Limited and Henderson Investment Limited with each of Henderson Real Estate Agency Limited and E Man Construction Company Limited, two wholly-owned subsidiaries of the Company, still subsisted at the financial year end.

(2) At the extraordinary general meeting of the Company held on 22nd June, 1998, an ordinary resolution was passed by the independent shareholders of the Company to approve, inter alia, the provision of leasing agency and property management services by the Group (the "Continuing Connected Transactions") in respect of the commercial development and carparks of Metro City Plaza and Sheung Shui Centre, the property interests of which are represented by shares held by Champion York Limited, a wholly-owned subsidiary of Henderson Development Limited. The aggregate amount of the Continuing Connected Transactions as approved by the independent shareholders shall not exceed HK$45 million per annum. For the year ended 30th June, 2003, the aggregate amount received by the Group in respect of the Continuing Connected Transactions which were based on normal commercial terms was approximately HK$29 million.

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the connected transaction requirements under the Listing Rules applicable to the Continuing Connected Transactions on the basis that:

(i) (a) the Continuing Connected Transactions are entered into by the Group in the ordinary and usual course of its business and the aggregate amount received per annum by the Group thereunder will not exceed HK$45 million;

(b) the Continuing Connected Transactions are entered into on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(c) details of the Continuing Connected Transactions are to be disclosed in the Company's next and subsequent published annual report in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules;

(ii) a Committee of the Independent Non-executive Directors of the Company shall review annually the Continuing Connected Transactions and confirm in the Company's annual report whether the Continuing Connected Transactions are conducted in the manner as stated in paragraph (i) above; and

(iii) the Auditors of the Company shall review annually the Continuing Connected Transactions and provide the Directors with a letter, with a copy to the Hong Kong Stock Exchange, confirming that the Continuing Connected Transactions (a) have received approval from the Board; (b) have been transacted in accordance with the pricing policies as stated in the Company's annual report for the period; and (c) have been entered into in accordance with the terms of the agreement(s) governing the Continuing Connected Transactions or, where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the Continuing Connected Transactions have been entered into by the Group in accordance with the waiver conditions granted by the Hong Kong Stock Exchange as stated in paragraph (i) above.

The Auditors of the Company have also confirmed that the Continuing Connected Transactions have been conducted in the manner as stated in paragraph (iii) above.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment Limited and Henderson China and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiary, Henderson Investment Limited. Mr. Lee Ka Kit was further interested in the transactions referred to in (1)(xi) and (xii) above as a director and indirect shareholder of Shellson International Limited.

(3) Mr. Lee Ka Kit, through companies owned or controlled by him, has interests in five companies in which Henderson China is interested and through which Henderson China holds interests in five projects. Mr. Lee has 25 per cent. interest in Shellson International Limited holding the Beijing Henderson Centre, 50 per cent. interest in Perlin Development Limited holding the Shanghai Skycity, 50 per cent. interest in Quickcentre Properties Limited holding Lot 433 of Yanan Road West, 50 per cent. interest

in Feswin Investment Limited holding Lot 470 of Wanping Road South and 40 per cent. interest in Henfield Properties Limited holding Lots 406-2, 406-3 and 406-4 of Hengfeng Road, with the remaining interests owned by members of the Henderson China Group. Mr. Lee Ka Kit is a Director of the Company.

Mr. Lee Ka Kit agreed to provide and has provided finance in the form of advances to these companies in proportion to his equity interests in these companies. An agreement entered into between Henderson China and Mr. Lee Ka Kit on 15th March, 1996 provided that all existing and future advances made by Henderson China and Mr. Lee Ka Kit to these companies would be unsecured, on the same basis and at the same interest rate or without interest. As at 30th June, 2003, the advances made by Mr. Lee Ka Kit to the Henderson China Group's non wholly-owned subsidiaries and associates amounted to approximately HK$414.4 million and HK$664.3 million respectively and interest payable on the advances made by Mr. Lee Ka Kit totalled approximately HK$17.9 million for the year ended 30th June, 2003.

(4) During the year, a subsidiary of Henderson Investment Limited made advances to Lucky Country Development Limited in which Mr. William Cheng Kai Man has a 50% interest. The remaining 50% interest is held by a subsidiary of Henderson Investment Limited. Dr. Lee Shau Kee, the Chairman of the Company, is the father-in-law of Mr. William Cheng Kai Man. Both the said subsidiary of Henderson Investment Limited and Mr. William Cheng Kai Man made advances in proportion to their equity interests in the company. All advances to the company are unsecured, repayable on demand and with interest on normal commercial terms.

(5) During the year, the Group made advances to the following non wholly-owned subsidiaries and associates as unsecured working capital repayable on demand:

Choiform Limited
Feswin Investment Limited
Gain Base Development Limited
Hang Seng Quarry Company Limited
Harvest Development Limited
Harvest Ocean Investment Limited
Lucky Country Development Limited
Henfield Properties Limited
Perlin Development Limited
Quickcentre Properties Inc.
Shellson International Limited

Certain Directors of the Company or its subsidiaries have interests in the above companies. Both the Group and such Directors' associates made advances in proportion to their equity interests in the companies. The advances by the Group and the Directors' associates to the individual companies listed above were either both interest-bearing on identical normal commercial terms or both without interest.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of directors of the Company in businesses which might compete with the Group during the year ended 30th June, 2003 and as at 30th June, 2003 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment and development in Hong Kong and Mainland China. As those companies which might have competing businesses with the Group were involved in the development and investment of properties of different types and/or in different locations, the Group has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Major Customers and Suppliers

For the financial year ended 30th June, 2003:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent. of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent. of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 37 to 41.

Retirement Benefits Scheme

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions of the Scheme utilised during the year was HK$295,000 (2002: HK$951,000). As at 30th June, 2003, the amount of forfeited contributions that could be utilised to reduce the Group's contributions to the Scheme totalled HK$37,000 (2002: HK$20,000).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1st December, 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The total amount so utilised in the year ended 30th June, 2003 was HK$385,000 (2002: HK$292,000) and the balance available to be utilised as at 30th June, 2003 was HK$514,000 (2002: HK$574,000).

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the profit and loss account for the year ended 30th June, 2003 were HK$29,932,000 (2002: HK$30,301,000).

Audit Committee

The Audit Committee was established in December 1998. The members of the Audit Committee are Mr. Leung Hay Man (Chairman) and Mrs. Angelina Lee Pui Ling, both of whom are Independent Non-executive Directors. The Audit Committee members have reviewed the interim and annual reports of the Group for the financial year under review and Audit Committee meetings were held twice during the financial year.

Auditors

A resolution for the re-appointment of KPMG as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules on the Hong Kong Stock Exchange throughout the financial year ended 30th June, 2003, except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 2nd October, 2003

	1999	2000	2001 restated	2002 restated	**2003**
	HK$M	HK$M	HK$M	HK$M	**HK$M**
Balance Sheet					
Fixed assets	27,257	32,696	36,347	38,232	**35,263**
Investments and long-term receivables (Note)	28,699	29,212	27,406	24,816	**23,323**
Properties held for development	6,755	6,219	4,797	5,141	**4,489**
Net current assets	10,740	19,881	18,251	15,520	**17,788**
Total assets less current liabilities (Note)	73,451	88,008	86,801	83,709	**80,863**
Non-current liabilities	(8,511)	(13,160)	(16,172)	(13,578)	**(13,583)**
Minority interests (Note)	(13,688)	(14,978)	(13,426)	(13,336)	**(13,414)**
	51,252	59,870	57,203	56,795	**53,866**
Share capital	3,444	3,444	3,444	3,444	**3,444**
Share premium and reserves (Note)	47,808	56,426	53,759	53,351	**50,422**
	51,252	59,870	57,203	56,795	**53,866**
Profit and Loss Account					
Turnover	14,597	17,005	9,096	6,230	**7,667**
Profit from ordinary activities after taxation	6,014	6,742	5,254	2,697	**2,904**
Minority interests	(591)	(913)	(860)	(544)	**(662)**
Profit attributable to shareholders	5,423	5,829	4,394	2,153	**2,242**
Per Share Basis	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	3.15	3.38	2.55	1.25	**1.30**
Dividends per share	1.50	1.55	1.10	0.80	**0.80**
Net asset value per share (at book value) (Note)	29.76	34.76	33.22	32.98	**31.28**
Percentages					
Equity to capital employed (Note)	69.78%	68.03%	65.90%	67.85%	**66.61%**
Return on capital employed (Note)	9.81%	9.79%	6.86%	3.78%	**4.16%**

Note: These figures have been restated pursuant to the adoption of SSAP 34 as explained in Note 2(a) on the accounts. Figures for 2000 and prior years have not been restated as management consider it would be impracticable to do so.

Distribution Map – Group's Major



CHINA
Sheung Shui
Fanling
6
Tai Po
Yuen Long
15
NEW TERRITORIES
14
Shatin
13
Tuen Mun
Tsuen Wan
11
10
12
KOWLOON
Lai King
Tsing Yi
Kowloon Tong
Hong Kong International Airport
Mong Kok
Hunghom
3
1
Tung Chung
Discovery Bay
4
5
2
1
Central
2
6
3
Quarry Bay
3
5
Mui Wo
LANTAU ISLAND
HONG KONG ISLAND
Chai Wan
4

Development and Investment Projects

Projects Under Development

1. **Two International Finance Centre** (Hotel and Serviced Apartment) Central
2. 96-116 Hollywood Road/1-27 Bridges Street/15 Shing Wong Street, Mid-Levels
3. 14-16 Shipyard Lane, Quarry Bay
4. 19-21 Wong Chuk Hang Road
5. **Sai Wan Ho Development** Sai Wan Ho Ferry Concourse, Inland Lot No. 8955
6. Fanling Sheung Shui Town Lot No. 189
7. **Park Central** Tseung Kwan O Town Lot No. 74

Investment Projects

1. **One International Finance Centre** 1 Harbour View Street, Central
2. **Two International Finance Centre** 8 Finance Street, Central
3. **AIA Tower** 183 Electric Road, North Point
4. **ING Tower** 308-320 Des Voeux Road Central/98-116 Wing Lok Street, Sheung Wan
5. **Golden Centre** 170-188 Des Voeux Road Central, Sheung Wan
6. **MLC Tower** 248 Queen's Road East, Wanchai
7. **Sunshine City Plaza** 18 On Luk Street, Ma On Shan
8. **Metro City Plaza II** 8 Yan King Road, Tseung Kwan O
9. **Metro City Plaza III** 8 Mau Yip Road, Tseung Kwan O
10. **City Landmark I** 68 Chung On Street, Tsuen Wan
11. **City Landmark II** 145-165 Castle Peak Road, Tsuen Wan
12. **Skyline 2000** 88 Tai Ho Road, Tsuen Wan
13. **The Trend Plaza** Tuen Mun Heung Sze Wui Road
14. **Shatin Plaza** 21-27 Shatin Centre Street, Sha Tin
15. **Citimall** 1 Kau Yuk Road, Yuen Long
16. **The Beverly Hills - Phases 1 & 2** Tai Po Town Lot No. 161

Hotels

1. **Hotel Miramar** 118-130 Nathan Road, Tsimshatsui
2. **Newton Hotel Hong Kong** 200-218 Electric Road, North Point
3. **Newton Hotel Kowloon** 58-66 Boundary Street, Prince Edward



16
Ma On Shan
7
Sai Kung
seung Kwan O
8
9

Legend

Urban Area

New Town Area

Existing Lines

MTR

Airport Express

Kowloon-Canton Railway

Light Transit Railway

Cross Harbour Tunnels

Route 3

Under Construction

KCR Ma On Shan Rail

KCR Tsimshatsui Extension

West Rail (Phase I)

KPMG

TO THE SHAREHOLDERS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 75 to 127 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30th June, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 2nd October, 2003

for the year ended 30th June, 2003

	Notes	2003 HK$'000	2002 HK$'000
Turnover	3	**7,667,464**	6,229,563
Direct costs		**(5,286,517)**	(3,669,941)
		2,380,947	2,559,622
Other revenue	4	**276,108**	173,094
Other net income	4	**28,850**	96,859
Selling and marketing expenses		**(417,673)**	(383,007)
Administrative expenses		**(465,684)**	(444,187)
Other operating expenses	5	**(559,978)**	(249,874)
Profit from operations		**1,242,570**	1,752,507
Finance costs	7(a)	**(66,129)**	(97,643)
Non-operating income	6	**42,524**	21,309
		1,218,965	1,676,173
Share of profits less losses of associates	8	**1,443,117**	1,562,716
Share of profits less losses of jointly controlled entities		**649,601**	(152,937)
Profit from ordinary activities before taxation	7	**3,311,683**	3,085,952
Taxation — Company and subsidiaries	9(a)	**(197,094)**	(160,645)
— Associates	8	**(205,193)**	(222,397)
— Jointly controlled entities		**(5,081)**	(5,269)
Profit from ordinary activities after taxation		**2,904,315**	2,697,641
Minority interests		**(661,973)**	(544,492)
Profit attributable to shareholders	10 & 35	**2,242,342**	2,153,149
Dividends attributable to the year:	11		
Interim dividend declared during the year		**602,749**	602,749
Final dividend proposed after the balance sheet date		**774,963**	774,963
		1,377,712	1,377,712
Earnings per share	12	**HK$1.30**	HK$1.25

The notes on pages 82 to 127 form part of these accounts.

at 30th June, 2003

	Notes	The Group 2003 HK$'000	The Group 2002 restated HK$'000	The Company 2003 HK$'000	The Company 2002 HK$'000
Non-current assets					
Fixed assets					
— Investment properties	14(a)	**29,312,429**	27,734,592	—	—
— Other fixed assets	14(b)	**5,950,553**	10,497,230	—	—
		35,262,982	38,231,822	—	—
Interest in subsidiaries	15	—	—	**37,189,634**	37,833,981
Interest in associates	16	**14,794,313**	16,286,492	**1,015,527**	1,019,652
Interest in jointly controlled entities	17	**6,122,976**	5,580,996	**108,752**	109,544
Investments in securities	18	**816,987**	1,017,816	—	—
Properties held for development	19	**4,489,424**	5,140,967	—	—
Instalments receivable	20(a)	**1,588,079**	1,931,339	—	—
		63,074,761	68,189,432	**38,313,913**	38,963,177
Current assets					
Leasehold land		**3,424,887**	3,451,665	—	—
Properties under development	21	**7,213,562**	11,199,920	—	—
Properties held for resale		**40,700**	48,192	—	—
Completed properties for sale	22	**5,760,380**	3,546,499	—	—
Inventories	23	**48,549**	58,237	—	—
Investments in securities	18	**211,269**	216,700	—	—
Amounts due from customers for contract work	24	**166,540**	100,806	—	—
Deposits for acquisition of properties		**368,821**	88,471	—	—
Loans receivable	25(a)	**901,459**	205,610	—	—
Debtors, prepayments and deposits	25(b)	**1,240,165**	1,516,290	**24,935**	60,529
Instalments receivable	20(b)	**430,109**	405,648	—	—
Cash held by stakeholders		**69,102**	272,828	—	—
Pledged bank deposits		**20,205**	20,205	—	—
Cash and cash equivalents	26	**2,362,589**	1,351,972	**375**	329
		22,258,337	22,483,043	**25,310**	60,858
Current liabilities					
Bank loans and overdrafts					
— secured	27(a)	**45,756**	88,532	—	—
— unsecured	27(a)	**1,499,339**	1,454,410	—	—
Unsecured other loans	27(b)	—	757,541	—	—
Obligations under finance leases	28	**47**	417	—	—
Forward sales deposits received		**519,830**	2,343,890	—	—
Rental and other deposits	29	**377,032**	385,200	—	—
Creditors and accrued expenses	30	**1,635,699**	1,571,537	**120,042**	123,582
Amounts due to customers for contract work	24	—	51	—	—
Taxation		**392,221**	361,865	—	—
		4,469,924	6,963,443	**120,042**	123,582

Balance Sheets (cont'd)

at 30th June, 2003

	Notes	The Group 2003 HK$'000	The Group 2002 restated HK$'000	The Company 2003 HK$'000	The Company 2002 HK$'000
Net current assets/(liabilities)		**17,788,413**	15,519,600	**(94,732)**	(62,724)
Total assets less current liabilities		**80,863,174**	83,709,032	**38,219,181**	38,900,453
Non-current liabilities					
Bank loans					
— secured	27(a)	**213,729**	206,082	**—**	—
— unsecured	27(a)	**9,634,945**	9,630,378	**—**	—
Unsecured other loans	27(b)	**26,320**	26,320	**—**	—
Obligations under finance leases	28	**—**	47	**—**	—
Land premium		**17**	17	**—**	—
Amounts due to fellow subsidiaries		**3,707,833**	3,715,617	**—**	—
		13,582,844	13,578,461	**—**	—
		67,280,330	70,130,571	**38,219,181**	38,900,453
Minority interests		**13,414,427**	13,335,516	**—**	—
		53,865,903	56,795,055	**38,219,181**	38,900,453
Capital and reserves					
Share capital	31	**3,444,280**	3,444,280	**3,444,280**	3,444,280
Share premium	32	**8,387,915**	8,387,915	**8,387,915**	8,387,915
Capital reserves	33	**1,617,597**	1,647,984	**20,200**	20,200
Investment property revaluation reserve	34	**8,547,702**	12,311,082	**—**	—
Retained profits	35	**31,868,409**	31,003,794	**26,366,786**	27,048,058
		53,865,903	56,795,055	**38,219,181**	38,900,453

Approved and authorised for issue by the Board of Directors on 2nd October, 2003.

Lee Shau Kee)
Directors
Lee Tat Man)

The notes on pages 82 to 127 form part of these accounts.

	Notes	2003 HK$'000	2002 restated HK$'000
Shareholders' equity at 1st July			
— as previously reported		**56,851,627**	57,260,453
— prior period adjustment arising from change in accounting policy for employee benefits	2(a) & 35	**(56,572)**	(56,572)
— as restated		**56,795,055**	57,203,881
Deficits on revaluation of properties			
— investment properties	34	**(3,756,351)**	(673,358)
— other properties	33	**(176)**	(80,853)
		(3,756,527)	(754,211)
Exchange difference on translation of the accounts of foreign entities	33	**(1,220)**	1,376
Net losses not recognised in the profit and loss account		**(3,757,747)**	(752,835)
Net profit for the year		**2,242,342**	2,153,149
Dividend approved and paid during the year	11(b)	**(774,963)**	(947,177)
Dividend declared and paid during the year	11(a)	**(602,749)**	(602,749)
Profit realised on dilution of interest in a subsidiary	33	**—**	(34,456)
Investment property revaluation reserve realised during the year	34	**(7,029)**	(224,758)
Other property revaluation reserve realised during the year	33	**(29,006)**	—
		(2,929,152)	(408,826)
Shareholders' equity at 30th June		**53,865,903**	56,795,055

The notes on pages 82 to 127 form part of these accounts.

for the year ended 30th June, 2003

	Notes	2003 HK$'000	2002 HK$'000
Operating activities			
Profit from ordinary activities before taxation		**3,311,683**	3,085,952
Adjustments for:			
Interest income		**(198,622)**	(327,438)
Interest expense		**51,389**	79,365
Finance charges on obligations under finance leases		**70**	226
Amortisation and depreciation		**103,266**	116,140
Amortisation of goodwill		**27,973**	38,000
Bad debts written off		**93,098**	5,111
Exchange difference		**(1,376)**	1,376
Loss / (profit) on disposal of fixed assets		**5,649**	(92,789)
Impairment loss on property, plant and equipment		**14,318**	60,260
Dividends from investments in securities		**(65,000)**	(40,570)
(Surplus) / deficit on revaluation of investments in securities		**(63,104)**	52,984
Impairment loss in value of investment securities		**1,094**	11,002
Profit on disposal of investments in securities		**(12,815)**	(2,285)
Impairment loss / (reversal of impairment loss) in value of associates		**1,364**	(120,000)
Share of profits less losses of associates		**(1,443,117)**	(1,562,716)
Deficit / (surplus) on winding up of associates		**289**	(1,682)
Loss / (profit) on disposal of interest in associates and a jointly controlled entity		**76,699**	(32,842)
Share of profits less losses of jointly controlled entities		**(649,601)**	152,937
(Profit) / loss on disposal of interest in subsidiaries		**(99,530)**	4,417
Provision on property projects		**327,707**	57,722
Profit realised on dilution of interest in a subsidiary		**—**	(34,456)
Revaluation reserve realised upon disposal of properties		**(307)**	(9,927)
Operating profit before changes in working capital		**1,481,127**	1,440,787
Decrease in other receivable		**—**	2,630,803
Decrease / (increase) in properties held for development		**374,061**	(673,379)
Decrease in leasehold land		**26,569**	163,263
Decrease in properties under development		**4,057,945**	97,219
Decrease in properties held for resale		**7,492**	—
(Increase) / decrease in completed properties for sale		**(2,234,537)**	393,495
Decrease in inventories		**9,688**	4,247
(Increase) / decrease in amounts due from customers for contract work		**(65,734)**	84,654
Decrease / (increase) in deposits for acquisition of properties		**19,901**	(8,602)
Increase in debtors, prepayments and deposits		**(4,871)**	(156,023)
Decrease in instalments receivable		**277,685**	619,955
Decrease in loans receivable		**—**	88,704
Decrease / (increase) in cash held by stakeholders		**203,726**	(272,828)
(Decrease) / increase in forward sales deposits received		**(1,824,060)**	2,343,443
(Decrease) / increase in rental and other deposits		**(8,168)**	6,082
Decrease in creditors and accrued expenses		**(155,411)**	(1,052,603)
(Decrease) / increase in amounts due to customers for contract work		**(51)**	51
Decrease in amounts due to fellow subsidiaries		**(308,035)**	(793,051)
Cash generated from operations		**1,857,327**	4,916,217

for the year ended 30th June, 2003

	Notes	2003 HK$'000	2002 HK$'000
Interest received		**116,138**	202,039
Hong Kong profits tax paid		**(142,277)**	(1,147,773)
Profits tax paid outside Hong Kong		**(24,852)**	(32,050)
Refund of Hong Kong profits tax		**289**	10,116
Refund of profits tax outside Hong Kong		**102**	—
Net cash from operating activities		**1,806,727**	3,948,549
Investing activities			
Proceeds from disposal of subsidiaries	(a)	**276,373**	13,293
Proceeds from disposal of fixed assets		**88,687**	181,087
Additions to fixed assets		**(254,273)**	(673,747)
Investments in associates		**(7,572)**	(130,650)
Investments in jointly controlled entities		**(35,415)**	—
Repayment from / (advance to) associates		**18,244**	(156,487)
Repayment from / (advance to) jointly controlled entities		**97,989**	(330,726)
Purchase of investments in securities		**(67,674)**	(406,955)
Proceeds from redemption of held-to-maturity securities		**177,840**	—
Proceeds from disposal of investments in securities		**129,246**	41,283
Proceeds from disposal of associates		**263,342**	44,254
Proceeds from disposal of a jointly controlled entity		**—**	4,200
Acquisition of subsidiaries		**—**	(118,099)
Purchase of additional shares in subsidiaries		**—**	(149,257)
Interest received		**55,900**	46,311
Dividends received from associates		**937,796**	918,836
Dividends received from jointly controlled entities		**3,520**	20,287
Dividends received from investments in securities		**65,000**	42,660
Decrease in pledged bank deposits		**—**	3,865
Net cash from / (used in) investing activities		**1,749,003**	(649,845)
Financing activities			
Issue of shares to minority shareholders		**3,000**	943
Contributions from minority shareholders		**116,956**	76,446
Dividends paid		**(1,377,712)**	(1,549,926)
Dividends paid to minority shareholders		**(218,878)**	(230,571)
Interest paid		**(324,162)**	(490,460)
Finance charges on obligations under finance leases paid		**(70)**	(226)
New bank loans		**6,504,724**	9,933,392
Repayment of obligations under finance leases		**(417)**	(1,010)
Repayment of other loans		**(757,541)**	—
Repayment of bank loans		**(6,405,344)**	(11,271,147)
Net cash used in financing activities		**(2,459,444)**	(3,532,559)
Increase / (decrease) in cash and cash equivalents		**1,096,286**	(233,855)
Cash and cash equivalents at 1st July		**1,114,190**	1,348,045
Cash and cash equivalents at 30th June	26	**2,210,476**	1,114,190

The notes on pages 82 to 127 form part of these accounts.

Note to the Consolidated Cash Flow Statement

(a) Disposal of subsidiaries

	2003 HK$'000	2002 HK$'000
Net assets disposed of:		
Property, plant and equipment	—	14,836
Properties held for development	**176,843**	2,922
Inventories	—	216
Debtors, prepayments and deposits	—	444
Amount due from a fellow subsidiary	—	151
Cash and cash equivalents	—	245
Creditors and accrued expenses	—	(814)
Taxation	—	(45)
Net assets	**176,843**	17,955
Profit / (loss) on disposal	**99,530**	(4,417)
Total consideration	**276,373**	13,538
Satisfied by:		
Cash consideration	**276,373**	13,538
Net cash inflow arising on disposal:		
Cash consideration	**276,373**	13,538
Bank balances and cash disposed of	—	(245)
	276,373	13,293

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE"). A summary of the principal accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment and hotel properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is accounted for in accordance with note 1(f).

Intra-group balances and intra-group transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is accounted for in accordance with note 1(f).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the net assets of the associate or the jointly controlled entity, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case it is accounted for in accordance with note 1(f). The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

On disposal of an associate or a jointly controlled entity during the year, the attributable amount of capital reserve is included in the calculation of the profit or loss on disposal.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(d) Associates and jointly controlled entities *(cont'd)*

The results of the associates and jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, providing the dividend is in respect of a period ending on or before that of the Company and the Company's right to receive the dividend is established before the accounts of the Company are approved by the directors. In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is accounted for in accordance with note 1(f).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

For acquisitions before 1st July, 2001, positive goodwill is written off on acquisition.

For acquisitions on or after 1st July, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life.

In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates or jointly controlled entities.

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- for acquisitions before 1st July, 2001, negative goodwill is credited to a capital reserve; and
- for acquisitions on or after 1st July, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets or when the underlying non-monetary assets are disposed. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

  In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

  - for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill or as a deduction from its underlying assets; and
  - for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(f) Investments in securities

The Group's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows: —

(i) Dated debt securities that the Group has the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(iii) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iv) Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(v) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Valuation of properties

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which are assessed annually by qualified valuer of the Group and at least every three years by external qualified valuers. Surpluses arising on revaluations on a portfolio basis are credited to the investment property revaluation reserve; deficits arising on revaluations are firstly set-off against any previous revaluation surpluses and thereafter taken to the profit and loss account.

On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment property revaluation reserve is transferred to the profit and loss account for the year.

(ii) Hotel properties are stated at their open market value based on an annual professional valuation.

(iii) Other land and buildings are stated at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(j)).

(iv) Properties held for resale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(v) Completed properties remaining unsold at the year end are valued at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(vi) Properties held for and under development are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, and expenses relating to the marketing and sale of development properties prior to the issue of an occupation permit in Hong Kong or the issue of a completion certificate in the People's Republic of China ("PRC"), less any impairment losses (see note 1(j)).

(vii) Leasehold land acquired by exchange of land exchange entitlements is stated at cost which represents the cost of land exchange entitlements surrendered, and the premium, if any, payable to the Government of the Hong Kong Special Administrative Region less impairment losses (see note 1(j)), where appropriate.

(viii) Other leasehold land is stated at cost less impairment losses (see note 1(j)), where appropriate.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(o)(ii).

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) Amortisation and depreciation of fixed assets

(i) Investment properties

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years since the valuation takes into account the state of each property at the date of valuation.

(ii) Hotel properties

No depreciation is provided on hotel properties held on lease of more than 20 years. The directors consider that the value of the hotels do not diminish, due to the fact that hotels are maintained in a continuous state of proper repair and improvements thereto from time to time.

(iii) Toll highway operation rights and bridges

Depreciation of toll highway operation rights and bridges is provided for on the basis of a sinking fund calculation whereby annual depreciation amounts compounded at 6% per annum will be equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

(iv) Other land and buildings

Leasehold land is amortised, using the straight-line method, over the unexpired terms of the leases.

Buildings are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(v) Properties held for and under development

No depreciation is provided on properties held for and under development.

(vi) Other fixed assets

Other fixed assets are stated at cost, less accumulated depreciation and impairment losses (see note 1(j)). Depreciation is provided on a straight-line basis over their estimated useful lives as follows: —

Leasehold improvements, furniture and fixtures	— 20%
Others	— 10% to 33%

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(j) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities (except for those accounted for at fair value under notes 1(c) and (d));

— positive goodwill;

— properties held for development;

— properties under development; and

— leasehold land.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill that is amortised over 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(k) Valuation of construction contracts in progress

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" as an asset or "Amounts due to customers for contract work" as a liability, as applicable.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(m) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Recognition of revenue

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows: —

(i) Sale of properties

Revenue arising from the development of properties for sale together with the interest earned on the instalment sales of properties are recognised upon the sale of properties or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Interest income

Interest earned on loans and advances to customers and from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) Income from construction contracts

When the outcome of the construction contract can be estimated reliably:

- revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and
- revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) Toll fee income

Toll fee income is recognised on a cash receipt basis.

(vi) Hotel operation

Income from hotel operation is recognised when services are provided.

(vii) Sale of goods

Sale of goods from department store operation is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(p) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(q) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to the defined contribution retirement scheme and the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the profit and loss account as incurred.

(iii) When the Group grants employees options to acquire shares of the subsidiaries at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to construction which necessarily takes a substantial period of time to get ready for their intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the assets are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(s) Related parties

For the purpose of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(t) **Segment reporting** *(cont'd)*

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses, taxation and minority interests.

2 **CHANGES IN ACCOUNTING POLICIES**

(a) **Employee benefits**

In order to comply with Statement of Standard Accounting Practice 34 issued by the Hong Kong Society of Accountants, two of the Group's listed associates have adopted a new accounting policy for defined benefits plans. As a result of the new accounting policy, the Group's net assets as at the year end have been decreased by HK$56,572,000 (2002-HK$56,572,000). The new accounting policy has no significant impact on the Group's profit attributable to shareholders for the years presented. The effect of adopting the new accounting policy relating to prior periods has been adjusted to the opening balances of retained profits at 1st July 2001 and 2002, and the comparative information has been restated as disclosed in the consolidated statement of changes in equity.

(b) **Translation of accounts of foreign enterprises**

In prior years, the results of foreign enterprises were translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. With effect from 1st July 2002, in order to comply with Statement of Standard Accounting Practice 11 (revised) issued by the Hong Kong Society of Accountants, the Group translates the results of foreign enterprises at the average exchange rate for the year. The effect of this change in the accounting policy is not material and, therefore, the opening balances have not been restated.

3 **TURNOVER**

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are property development and investment, project management, construction, property management, department store operation, hotel operation, finance, investment holding and infrastructure business.

Turnover of the Group represents proceeds from the sale of properties, rental and interest income, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, proceeds from department store operation, and others including management and sales commission, dividends from investments in securities and property management and security services income.

The major items are analysed as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Sale of properties	**3,910,024**	1,744,622
Rental income	**2,011,654**	2,067,717
Interest income	**119,760**	174,676
Building construction	**661,300**	953,980
Infrastructure	**215,704**	220,992
Hotel operation	**104,460**	122,936
Department store operation	**117,924**	142,212
Others	**526,638**	802,428
	7,667,464	6,229,563

4 OTHER REVENUE AND OTHER NET INCOME

	The Group 2003 HK$'000	2002 HK$'000
Other revenue: —		
Interest income	**78,862**	125,399
Others	**197,246**	47,695
	276,108	173,094
Other net income: —		
Profit on disposal of investments in securities	**12,815**	2,285
(Loss) / profit on disposal of fixed assets	**(5,649)**	92,789
Others	**21,684**	1,785
	28,850	96,859

5 OTHER OPERATING EXPENSES

	The Group 2003 HK$'000	2002 HK$'000
Bad debts written off	**93,098**	5,111
Provision on property projects*	**327,707**	57,722
Others	**139,173**	187,041
	559,978	249,874

* Provision on property projects for the year includes the write-back of provision of HK$336,999,000 (2002 — HK$Nil) made in prior years mainly in respect of certain project sites for which the Group has amended their intended use from industrial/commercial to hotel development purpose during the year.

6 NON-OPERATING INCOME

	The Group 2003 HK$'000	2002 HK$'000
Profit / (loss) on disposal of interest in subsidiaries	**99,530**	(4,417)
(Loss) / profit on disposal of interest in associates and a jointly controlled entity	**(76,699)**	32,842
Surplus / (deficit) on revaluation of investments in securities	**63,104**	(52,984)
Impairment loss in value of investment securities	**(1,094)**	(11,002)
Impairment loss on property, plant and equipment (note 14(b))	**(14,318)**	(60,260)
(Impairment loss) / reversal of impairment loss in value of associates	**(1,364)**	120,000
Profit realised on dilution of interest in a subsidiary (note 33)	**—**	34,456
Amortisation of goodwill	**(27,973)**	(38,000)
Others	**1,338**	674
	42,524	21,309

7 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging/(crediting):

(a) Finance costs:

	The Group	
	2003	2002
	HK$'000	HK$'000
Bank interest	**256,770**	361,621
Interest on loans wholly repayable within five years	**90,076**	156,587
Finance charges on obligations under finance leases	**70**	226
Other borrowing costs	**101,465**	160,298
	448,381	678,732
Less: Amount capitalised *		
— interest	**(295,457)**	(438,843)
— other borrowing costs	**(86,795)**	(142,246)
	66,129	97,643

* The borrowing costs have been capitalised at rates ranging from 2.28% to 2.50% (2002 — from 3.13% to 3.96%) per annum.

7 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION *(cont'd)*

(b) Items other than those separately disclosed in notes 3 to 7(a):

	The Group 2003 HK$'000	2002 HK$'000
Amortisation and depreciation		
— owned assets	**102,813**	116,120
— assets held under finance leases	**453**	699
	103,266	116,819
Less: Amount capitalised	**—**	(679)
	103,266	116,140
Staff cost - including retirement costs of HK$30,782,000 (2002 — HK$31,742,000)	**751,346**	751,694
Less: Amount capitalised (including retirement costs of HK$850,000 (2002 — HK$1,441,000))	**(18,981)**	(30,677)
	732,365	721,017
Cost of sales		
— completed properties for sale	**3,560,282**	1,548,107
— inventories	**154,681**	156,824
Auditors' remuneration	**11,190**	12,206
Rentals receivable from investment properties net of outgoings of HK$647,783,000 (2002 — HK$558,674,000) **	**(1,017,481)**	(1,186,386)
Other rental income less outgoings	**(204,996)**	(142,764)
Dividends from investments in securities		
— listed	**(53,840)**	(28,048)
— unlisted	**(11,160)**	(12,522)

** Included contingent rental income of HK$94,544,000 (2002 — HK$72,053,000).

8 SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

	The Group	
	2003	2002
	HK$'000	HK$'000
Share of net profits / (losses) before taxation: —		
Listed associates	**1,506,941**	1,510,472
Unlisted associates	**(63,824)**	52,244
	1,443,117	1,562,716
Attributable taxation	**(205,193)**	(222,397)
	1,237,924	1,340,319

9 TAXATION

(a) Taxation in the consolidated profit and loss account represents: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Provision for Hong Kong profits tax for the year	**148,228**	140,889
Underprovision in respect of prior years	**15,706**	6,678
	163,934	147,567
Provision for taxation outside Hong Kong	**33,160**	13,078
	197,094	160,645

Provision for Hong Kong profits tax has been made at 17.5% (2002 — 16%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

10 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of HK$696,440,000 (2002 — HK$14,521,000) which has been dealt with in the accounts of the Company.

11 DIVIDENDS

(a) Dividends attributable to the year

	2003 HK$'000	2002 HK$'000
Interim dividend declared and paid of HK$0.35 per share (2002 — HK$0.35 per share)	**602,749**	602,749
Final dividend proposed after the balance sheet date of HK$0.45 per share (2002 — HK$0.45 per share)	**774,963**	774,963
	1,377,712	1,377,712

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2003 HK$'000	2002 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.45 per share (2002 — HK$0.55 per share)	**774,963**	947,177

12 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,242,342,000 (2002 — HK$2,153,149,000) and on 1,722,140,000 ordinary shares (2002 — 1,722,140,000 ordinary shares) in issue during the year. Diluted earnings per share is not shown as there was no potential dilution of earnings per share for both years.

13 SEGMENTAL INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments:

The Group comprises the following main business segments:—

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services.

For the year ended 30th June, 2003

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	3,910,024	2,011,654	119,760	661,300	215,704	104,460	117,924	526,638	—	7,667,464
Other revenue (excluding bank interest income)	393	3,509	34,285	2,377	440	—	1,219	213,384	—	255,607
External revenue	3,910,417	2,015,163	154,045	663,677	216,144	104,460	119,143	740,022	—	7,923,071
Inter-segment revenue	—	202,398	8,132	912,490	—	1,800	—	36,178	(1,160,998)	—
Total revenue	3,910,417	2,217,561	162,177	1,576,167	216,144	106,260	119,143	776,200	(1,160,998)	7,923,071
Segment result	(262,388)	1,320,609	96,077	62,911	138,738	(9,911)	39	97,930		1,444,005
Inter-segment transactions	18,480	(98,132)	(8,132)	(24,971)	—	44,010	15,442	69,196		15,893
Contribution from operations	(243,908)	1,222,477	87,945	37,940	138,738	34,099	15,481	167,126		1,459,898
Bank interest income										20,501
Unallocated operating expenses net of income										(237,829)
Profit from operations										1,242,570
Finance costs										(66,129)
Non-operating income										42,524
Share of profits less losses of associates and jointly controlled entities										2,092,718
Taxation										(407,368)
Minority interests										(661,973)
Profit attributable to shareholders										2,242,342
Depreciation & amortisation for the year	(1,317)	(3,346)	(57)	(646)	(38,194)	(3,986)	(12,851)	(42,869)		
Impairment loss for the year	—	—	—	—	—	—	—	(16,776)		
Provision on property projects	(327,707)	—	—	—	—	—	—	—		
Significant non-cash expenses (other than depreciation and amortisation)	—	—	—	—	—	—	—	—		
Segment assets	22,527,930	32,536,798	2,017,791	585,593	1,294,424	1,160,558	53,310	1,413,691	(348,607)	61,241,488
Investments in associates and jointly controlled entities										20,917,289
Unallocated assets										3,174,321
Total assets										85,333,098
Segment liabilities	1,272,700	696,382	92,049	435,686	18,237	6,514	89,901	214,130	(348,607)	2,476,992
Unallocated liabilities										15,575,776
Total liabilities										18,052,768
Capital expenditure incurred during the year	1,689,575	376,187	—	1,620	454	271	8,981	28,890		

13 SEGMENTAL INFORMATION *(cont'd)*

For the year ended 30th June, 2002 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	1,744,622	2,067,717	174,676	953,980	220,992	122,936	142,212	802,428	—	6,229,563
Other revenue (excluding bank interest income)	—	—	2,199	—	532	737	1,661	154,561	—	159,690
External revenue	1,744,622	2,067,717	176,875	953,980	221,524	123,673	143,873	956,989	—	6,389,253
Inter-segment revenue	—	209,517	16,083	814,131	—	1,740	—	15,855	(1,057,326)	—
Total revenue	1,744,622	2,277,234	192,958	1,768,111	221,524	125,413	143,873	972,844	(1,057,326)	6,389,253
Segment result	57,492	1,466,404	138,772	53,683	145,334	(8,666)	2,022	155,812		2,010,853
Inter-segment transactions	346	(137,254)	(16,083)	(36,931)	—	50,634	23,613	53,400		(62,275)
Contribution from operations	57,838	1,329,150	122,689	16,752	145,334	41,968	25,635	209,212		1,948,578
Bank interest income										13,404
Unallocated operating expenses net of income										(209,475)
Profit from operations										1,752,507
Finance costs										(97,643)
Non-operating income										21,309
Share of profits less losses of associates and jointly controlled entities										1,409,779
Taxation										(388,311)
Minority interests										(544,492)
Profit attributable to shareholders										2,153,149
Depreciation & amortisation for the year	(466)	(734)	(57)	(4,577)	(36,234)	(3,992)	(11,644)	(58,436)		
Impairment loss for the year	—	—	—	—	—	—	—	(71,262)		
Provision on property projects	(57,722)	—	—	—	—	—	—	—		
Significant non-cash expenses (other than depreciation and amortisation)	—	—	—	—	—	—	—	(15,532)		
Segment assets	24,182,869	35,379,093	2,343,096	444,939	1,331,154	1,166,525	58,333	1,811,493	(212,659)	66,504,843
Investments in associates and jointly controlled entities										21,867,488
Unallocated assets										2,300,144
Total assets										90,672,475
Segment liabilities	3,115,060	506,657	50,332	458,495	21,971	9,711	112,281	165,593	(212,659)	4,227,441
Unallocated liabilities										16,314,463
Total liabilities										20,541,904
Capital expenditure incurred during the year	1,594,277	805,158	—	34	5,623	227	17,198	24,228		

13 SEGMENTAL INFORMATION *(cont'd)*

Geographical segments:

For the year ended 30th June, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**7,278,186**	**389,278**	**7,667,464**
Other revenue (excluding bank interest income)	**213,760**	**41,847**	**255,607**
External revenue	**7,491,946**	**431,125**	**7,923,071**
Segment assets	**49,569,003**	**12,021,092**	
Capital expenditure incurred during the year	**2,092,703**	**13,275**	

For the year ended 30th June, 2002

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	5,421,880	807,683	6,229,563
Other revenue (excluding bank interest income)	152,299	7,391	159,690
External revenue	5,574,179	815,074	6,389,253
Segment assets	56,275,029	10,442,473	
Capital expenditure incurred during the year	2,438,197	8,548	

14 FIXED ASSETS

(a) Investment properties

The Group:

	HK$'000
Cost or valuation:	
At 1st July, 2002	27,734,592
Additions	30,006
Transfer from properties under development	
— under non-current assets	4,786,862
— under current assets	89,562
Disposals	(92,434)
Deficits on revaluation	(3,236,159)
At 30th June, 2003	29,312,429

(b) Other fixed assets

The Group:

	Hotel properties HK$'000	Other land & buildings HK$'000	Properties held for/under development HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Others HK$'000	Total HK$'000
Cost or valuation:							
At 1st July, 2002	1,151,000	508,313	7,391,241	789,529	655,617	805,316	11,301,016
Additions	176	—	478,446	—	136	52,700	531,458
Transfer to completed properties for sale	—	—	(277,878)	—	—	—	(277,878)
Transfer to investment properties	—	—	(4,786,862)	—	—	—	(4,786,862)
Transfer from properties under development under current assets	—	—	108,940	—	—	—	108,940
Disposals	—	(3)	—	—	—	(39,901)	(39,904)
Deficits on revaluation	(176)	—	—	—	—	—	(176)
At 30th June, 2003	1,151,000	508,310	2,913,887	789,529	655,753	818,115	6,836,594
Amortisation and depreciation:							
At 1st July, 2002	—	56,390	—	66,287	65,800	615,309	803,786
Charge for the year	—	7,099	—	21,239	14,250	60,678	103,266
Impairment loss (Note)	—	—	—	—	—	14,318	14,318
Written back on disposals	—	—	—	—	—	(35,329)	(35,329)
At 30th June, 2003	—	63,489	—	87,526	80,050	654,976	886,041
Net book value:							
At 30th June, 2003	1,151,000	444,821	2,913,887	702,003	575,703	163,139	5,950,553
At 30th June, 2002	1,151,000	451,923	7,391,241	723,242	589,817	190,007	10,497,230

14 FIXED ASSETS *(cont'd)*

(b) Other fixed assets *(cont'd)*

	Hotel properties HK$'000	Other land & buildings HK$'000	Properties held for/under development HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Others HK$'000	Total HK$'000
Cost or valuation at 30th June, 2003 representing:							
Cost	—	442,230	2,765,887	789,529	655,753	818,115	5,471,514
Valuation:							
— 30th June, 1992	—	20,110	—	—	—	—	20,110
— 30th June, 1994	—	45,970	—	—	—	—	45,970
— 30th June, 1997	—	—	148,000	—	—	—	148,000
— 30th June, 2003	1,151,000	—	—	—	—	—	1,151,000
	1,151,000	508,310	2,913,887	789,529	655,753	818,115	6,836,594

Note: During the year, the operating environment of the information technology services was difficult and the operation of the department store in the PRC was down-sized. Based on the Group's assessment of the recoverable amount of the related assets, the carrying amount of the data centre and network equipment and facilities, and certain leasehold improvements were written down by HK$3,857,000 (2002 — HK$60,260,000) and HK$10,461,000 (2002 — HK$Nil) respectively.

(c) The analysis of net book value of properties is as follows: —

	The Group 2003 HK$'000	The Group 2002 HK$'000
In Hong Kong		
— under long leases	3,740,877	3,876,574
— under medium-term leases	26,846,327	29,389,938
	30,587,204	33,266,512
Outside Hong Kong		
— under long leases	915	959
— under medium-term leases	4,511,736	4,775,318
	4,512,651	4,776,277
	35,099,855	38,042,789

The Group's investment and hotel properties were revalued as at 30th June, 2003 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis in their existing state by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

In the opinion of the directors, any capital gains arising on disposal of the revalued leasehold properties in Hong Kong at their carrying value will not be subject to any tax liability. The contingent liabilities in respect of Land Appreciation Tax and PRC Income Tax arising on disposal of certain revalued properties in other areas of the PRC are disclosed in note 39(f) on the accounts.

14 FIXED ASSETS *(cont'd)*

(c) The analysis of net book value of properties is as follows: — *(cont'd)*

The gross carrying amounts of investment and hotel properties of the Group held for use in operating leases were HK$29,312,429,000 (2002 — HK$27,734,592,000) and HK$1,151,000,000 (2002 — HK$1,151,000,000) respectively.

The Group leases assets under finance leases expiring within one year. At the end of the lease terms, the Group has the option to purchase the assets at a price deemed to be a bargain purchase option. The net book value of assets held under finance leases of the Group was HK$634,000 (2002 — HK$1,087,000).

The Group's toll highway operation rights are pledged as securities for certain bank loans.

Included in the Group's others of HK$818,115,000 (2002 — HK$805,316,000) was HK$12,000 (2002 — HK$974,000) relating to construction in progress of bridge.

15 INTEREST IN SUBSIDIARIES

	The Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**2,315,451**	2,315,216
Amounts due from subsidiaries	**39,960,690**	40,093,130
	42,276,141	42,408,346
Less: Impairment loss	**(83,000)**	(83,000)
	42,193,141	42,325,346
Amounts due to subsidiaries	**(5,003,507)**	(4,491,365)
	37,189,634	37,833,981

Details of principal subsidiaries are shown on pages 116 to 125.

16 INTEREST IN ASSOCIATES

	The Group		The Company	
	2003	2002 restated	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted				
Shares, at cost	**—**	—	**262,991**	262,991
Share of net assets	**113,100**	419,510	**—**	—
Amounts due from associates	**2,494,421**	3,207,316	**943,953**	888,448
	2,607,521	3,626,826	**1,206,944**	1,151,439
Less: Impairment loss	**—**	—	**(128,849)**	(128,849)
	2,607,521	3,626,826	**1,078,095**	1,022,590
Amounts due to associates	**(21,253)**	(48,896)	**(62,568)**	(2,938)
	2,586,268	3,577,930	**1,015,527**	1,019,652
Listed in Hong Kong				
Share of net assets	**11,280,612**	11,848,320	**—**	—
Goodwill	**927,433**	860,242	**—**	—
	12,208,045	12,708,562	**—**	—
	14,794,313	16,286,492	**1,015,527**	1,019,652
Market value of listed shares	**22,578,027**	23,688,952	**—**	—

Included in the balance of amounts due from associates at 30th June, 2002 was an amount of HK$695,849,000, which has been reclassified to loans receivable during the year (note 25(a)).

Details of principal associates are shown on page 126.

17 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted shares, at cost	—	—	**10**	260
Share of net assets	**1,388,138**	779,033	—	—
Amounts due from jointly controlled entities	**4,754,313**	4,846,297	**114,621**	114,175
	6,142,451	5,625,330	**114,631**	114,435
Amounts due to jointly controlled entities	**(19,475)**	(44,334)	**(5,879)**	(4,891)
	6,122,976	5,580,996	**108,752**	109,544

Details of principal jointly controlled entities are shown on page 127.

18 INVESTMENTS IN SECURITIES

The Group:

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities								
Listed in Hong Kong	—	—	—	545,674	**641,275**	123,614	**641,275**	669,288
Listed outside Hong Kong	—	—	**20,314**	20,314	—	—	**20,314**	20,314
Unlisted	—	—	**140,658**	140,321	**41,218**	40,562	**181,876**	180,883
	—	—	**160,972**	706,309	**682,493**	164,176	**843,465**	870,485
Debt securities								
Listed outside Hong Kong	**11,699**	83,123	—	—	—	—	**11,699**	83,123
Unlisted	**173,092**	280,908	—	—	—	—	**173,092**	280,908
	184,791	364,031	—	—	—	—	**184,791**	364,031
	184,791	364,031	**160,972**	706,309	**682,493**	164,176	**1,028,256**	1,234,516
Market value of listed securities	**11,443**	84,267	**20,331**	509,928	**641,275**	123,614	**673,049**	717,809
Carrying amount analysed for reporting purposes as:								
Non-current	**54,402**	147,331	**160,972**	706,309	**601,613**	164,176	**816,987**	1,017,816
Current	**130,389**	216,700	—	—	**80,880**	—	**211,269**	216,700
	184,791	364,031	**160,972**	706,309	**682,493**	164,176	**1,028,256**	1,234,516

19 PROPERTIES HELD FOR DEVELOPMENT

	The Group	
	2003	2002
	HK$'000	HK$'000
In Hong Kong	**1,450,980**	1,730,832
In other areas of the PRC	**3,038,444**	3,410,135
	4,489,424	5,140,967

20 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Under 1 month overdue	**399,306**	351,547
More than 1 month overdue but less than 3 months overdue	**3,967**	5,837
More than 3 months overdue but less than 6 months overdue	**3,642**	6,687
More than 6 months overdue	**23,194**	41,577
	430,109	405,648

21 PROPERTIES UNDER DEVELOPMENT

	The Group	
	2003	2002
	HK$'000	HK$'000
In Hong Kong	**6,249,853**	10,301,824
In other areas of the PRC	**963,709**	898,096
	7,213,562	11,199,920

The amount of properties under development expected to be completed after more than one year is HK$5,759,631,000 (2002 — HK$6,304,942,000).

22 COMPLETED PROPERTIES FOR SALE

Completed properties for sale include properties of HK$3,754,228,000 (2002 — HK$1,894,162,000) carried at net realisable value.

23 INVENTORIES

Inventories of HK$1,512,000 (2002 — HK$1,131,000) are carried at net realisable value.

24 AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

	The Group	
	2003	2002
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	**480,550**	478,540
Progress billings	**(314,010)**	(377,785)
Net contract work	**166,540**	100,755
Represented by:		
Amounts due from customers for contract work	**166,540**	100,806
Amounts due to customers for contract work	**—**	(51)
	166,540	100,755

The amounts due from customers for contract work expected to be recovered after more than one year is HK$52,971,000 (2002 — HK$21,846,000).

25 LOANS RECEIVABLE, DEBTORS, PREPAYMENTS AND DEPOSITS

(a) Loans receivable

Included in loans receivable of HK$695,849,000 (note 16) were advanced by the Group to an investee company, a former associate of the Group.

During the year, a master sale and purchase agreement was signed by the Group in connection with the purchase of a property in the PRC from the former associate at a consideration of US$124,000,000. The Group paid US$38,500,000, which is equivalent to HK$300,251,000 as a deposit for the acquisition. Upon signing of a formal property acquisition agreement, the loans advanced to the former associate will be paid as part of the consideration for the acquisition of the property.

(b) Debtors, prepayments and deposits

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchaser pursuant to the terms of the sale and purchase agreement. Monthly rent in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Under 1 month overdue	**252,200**	268,114
More than 1 month overdue but less than 3 months overdue	**69,493**	116,105
More than 3 months overdue but less than 6 months overdue	**21,149**	47,164
More than 6 months overdue	**228,582**	154,256
	571,424	585,639
Prepayments, deposits and other receivables	**668,741**	930,651
	1,240,165	1,516,290

The debtors, prepayments and deposits of the Group include HK$398,637,000 (2002 — HK$404,791,000) which is expected to be recovered after more than one year. Apart from the above, all of the balances are expected to be recovered within one year.

26 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	**1,694,232**	1,047,452	**—**	—
Cash at bank and in hand	**668,357**	304,520	**375**	329
Cash and cash equivalents in the balance sheets	**2,362,589**	1,351,972	**375**	329
Investments in securities	**656**	—		
Bank overdrafts	**(152,769)**	(237,782)		
Cash and cash equivalents in the cash flow statement	**2,210,476**	1,114,190		

27 BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

	The Group	
	2003	2002
	HK$'000	HK$'000
Bank loans and overdrafts (note a)		
— secured	**259,485**	294,614
— unsecured	**11,134,284**	11,084,788
	11,393,769	11,379,402
Unsecured other loans (note b)	**26,320**	783,861
	11,420,089	12,163,263
(a) Bank loans and overdrafts are repayable as follows: —		
Within 1 year and included in current liabilities	**1,545,095**	1,542,942
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	**5,348,420**	5,211,000
After 2 years but within 5 years	**4,434,979**	4,010,185
After 5 years	**65,275**	615,275
	9,848,674	9,836,460
	11,393,769	11,379,402
(b) Unsecured other loans are repayable as follows: —		
Within 1 year and included in current liabilities	**—**	757,541
After 1 year but within 2 years and included in non-current liabilities	**26,320**	26,320
	26,320	783,861

The unsecured other loans as at 30th June, 2002 included foreign currency loans amounting to HK$757,541,000 stated at rates fixed under currency swap arrangements with banks. These loans were fully repaid during the year.

28 OBLIGATIONS UNDER FINANCE LEASES

The Group had obligations under finance leases repayable as follows: —

	2003 Present value of the minimum lease payments HK$'000	**2003** Interest expense relating to future periods HK$'000	**2003** Total minimum lease payments HK$'000	2002 Present value of the minimum lease payments HK$'000	2002 Interest expense relating to future periods HK$'000	2002 Total minimum lease payments HK$'000
Within 1 year and included in current liabilities	**47**	**4**	**51**	417	70	487
After 1 year but within 5 years and included in non-current liabilities	**—**	**—**	**—**	47	4	51
	47	**4**	**51**	464	74	538

29 RENTAL AND OTHER DEPOSITS

The rental and other deposits of the Group include HK$186,894,000 (2002 — HK$194,202,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

30 CREDITORS AND ACCRUED EXPENSES

The creditors and accrued expenses of the Group include HK$208,164,000 (2002 — HK$114,686,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

The ageing analysis of trade creditors is as follows: —

	The Group **2003** HK$'000	The Group 2002 HK$'000
Due within 1 month and on demand	**407,537**	354,032
Due after 1 month but within 3 months	**166,549**	116,273
Due after 3 months but within 6 months	**173,351**	185,833
Due after 6 months	**479,231**	588,999
	1,226,668	1,245,137
Other payables and accrued expenses	**409,031**	326,400
	1,635,699	1,571,537

31 SHARE CAPITAL

	No. of shares **2003** '000	No. of shares 2002 '000	Nominal value **2003** HK$'000	Nominal value 2002 HK$'000
Authorised				
Ordinary shares of HK$2.00 each	**1,800,000**	1,800,000	**3,600,000**	3,600,000
Issued and fully paid				
Ordinary shares of HK$2.00 each	**1,722,140**	1,722,140	**3,444,280**	3,444,280

32 SHARE PREMIUM

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

33 CAPITAL RESERVES

The Group:

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 2001	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871
Deficits on revaluation of other properties	(69,074)	—	—	—	—	(69,074)
Share of revaluation deficits in associates	(11,779)	—	—	—	—	(11,779)
Realised to profit and loss account (Note)	—	(34,456)	—	—	—	(34,456)
Exchange difference arising from investment in a foreign entity	—	—	—	1,376	—	1,376
Transfer from profit and loss account (note 35)	—	—	—	—	46	46
At 30th June, 2002	181,236	1,446,702	20,200	(2,595)	2,441	1,647,984
Dealt with by:						
Company and subsidiaries	181,363	1,446,702	20,200	—	2,441	1,650,706
Associates and jointly controlled entities	(127)	—	—	(2,595)	—	(2,722)
	181,236	1,446,702	20,200	(2,595)	2,441	1,647,984

33 CAPITAL RESERVES *(cont'd)*

The Group:

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 2002	**181,236**	**1,446,702**	**20,200**	**(2,595)**	**2,441**	**1,647,984**
Deficits on revaluation of other properties	**(176)**	—	—	—	—	**(176)**
Realisation upon disposal of other properties in associates	**(29,006)**	—	—	—	—	**(29,006)**
Exchange difference arising from investment in a foreign entity	—	—	—	**(1,220)**	—	**(1,220)**
Transfer from profit and loss account (note 35)	—	—	—	—	**15**	**15**
At 30th June, 2003	**152,054**	**1,446,702**	**20,200**	**(3,815)**	**2,456**	**1,617,597**
Dealt with by:						
Company and subsidiaries	**181,187**	**1,446,702**	**20,200**	—	**2,456**	**1,650,545**
Associates and jointly controlled entities	**(29,133)**	—	—	**(3,815)**	—	**(32,948)**
	152,054	**1,446,702**	**20,200**	**(3,815)**	**2,456**	**1,617,597**

Note: This represents the gain arising on dilution of interest in a subsidiary which was included in capital reserves and the amount released to the consolidated profit and loss account in 2002 was based on the disposal of interest of the undeveloped underlying properties of the subsidiary prior to completion to third parties.

The Company:

	Capital redemption reserve	
	2003 HK$'000	2002 HK$'000
At 1st July and 30th June	**20,200**	20,200

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The other properties revaluation reserve, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities, the valuation of properties and foreign currency translation (note 1).

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, two of the Group's PRC subsidiaries are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant subsidiaries' registered capital.

34 INVESTMENT PROPERTY REVALUATION RESERVE

	The Group	
	2003	2002
	HK$'000	HK$'000
At 1st July	**12,311,082**	13,209,198
Deficits on revaluation	**(3,002,497)**	(526,054)
Share of revaluation (deficits) / surpluses in associates	**(693,577)**	25,342
Share of revaluation deficits in jointly controlled entities	**(60,277)**	(172,646)
Realised upon disposal of properties	**(7,029)**	(107,462)
Realised upon disposal of interest in associates	**—**	(74,648)
Realised upon disposal of interest in a jointly controlled entity	**—**	(42,648)
At 30th June	**8,547,702**	12,311,082
Dealt with by:		
Company and subsidiaries	**8,493,491**	11,503,017
Associates	**202,662**	896,239
Jointly controlled entities	**(148,451)**	(88,174)
	8,547,702	12,311,082

The investment property revaluation reserve has been set up and will be dealt with in accordance with the accounting policies adopted for investment properties (note 1).

35 RETAINED PROFITS

	The Group		The Company	
	2003	2002 restated	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st July				
— as previously reported	**31,060,366**	30,457,189	**27,048,058**	28,583,463
— prior period adjustment in respect of employee benefits (note 2(a))	**(56,572)**	(56,572)	**—**	—
— as restated	**31,003,794**	30,400,617	**27,048,058**	28,583,463
Dividends approved in respect of the previous year (note 11(b))	**(774,963)**	(947,177)	**(774,963)**	(947,177)
Profit for the year	**2,242,342**	2,153,149	**696,440**	14,521
Transfer to capital reserve (note 33)	**(15)**	(46)	**—**	—
Dividends declared and paid in respect of the current year (note 11(a))	**(602,749)**	(602,749)	**(602,749)**	(602,749)
At 30th June	**31,868,409**	31,003,794	**26,366,786**	27,048,058
Retained by:				
Company and subsidiaries	**28,419,172**	28,040,734		
Associates	**3,292,722**	3,123,880		
Jointly controlled entities	**156,515**	(160,820)		
	31,868,409	31,003,794		

36 DISTRIBUTABLE RESERVES

The distributable reserves of the Company at 30th June, 2003 amounted to HK$26,366,786,000 (2002 — HK$27,048,058,000).

37 COMMITMENTS

At 30th June, 2003, the Group had commitments not provided for in these accounts as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**334,197**	1,022,341
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**2,327,265**	2,825,018
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**4,945,939**	2,613,073
	7,607,401	6,460,432

Based on information available at the balance sheet date, the directors estimate that the Group's commitments disclosed above are payable as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Within 1 year	**2,929,952**	2,090,614
After 1 year but within 2 years	**1,745,394**	1,296,315
After 2 years	**2,932,055**	3,073,503
	7,607,401	6,460,432

38 SIGNIFICANT LEASING ARRANGEMENTS

At 30th June, 2003, the Group is both a lessee and a lessor under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows: —

(a) Lessor

The Group leases out a number of land / building facilities under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 14.

During the current year, HK$2,011,654,000 (2002 — HK$2,067,717,000) was recognised as rental income in the consolidated profit and loss account in respect of operating leases.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Within 1 year	**1,385,883**	1,517,008
After 1 year but within 5 years	**903,049**	1,195,193
After 5 years	**83,971**	37,817
	2,372,903	2,750,018

(b) Lessee

(i) The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to twenty years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals .

During the current year, HK$27,698,000 (2002 — HK$50,927,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Within 1 year	**16,303**	23,100
After 1 year but within 5 years	**37,009**	63,091
After 5 years	**152,082**	253,041
	205,394	339,232

(ii) The Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three months, six months or one year, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$8,731,000 (2002 — HK$12,236,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Within 1 year	**3,502**	5,711
After 1 year but within 5 years	**155**	1,438
	3,657	7,149

39 CONTINGENT LIABILITIES

At 30th June, 2003, contingent liabilities of the Group and of the Company were as follows: —

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**232,647**	273,289	**3,327**	4,619
(b) Guarantees given by the Company to banks to secure banking facilities of subsidiaries	—	—	**9,618,615**	8,926,691
(c) Guarantees given by the Company to banks to secure banking facilities of an associate and jointly controlled entities	**3,526,014**	3,963,523	**3,526,014**	3,963,523
(d) Guarantees given by the Company to holders of bonds issued by a subsidiary	—	—	—	758,309
	3,758,661	4,236,812	**13,147,956**	13,653,142

(e) The Group has given guarantees to third parties in respect of contracted commitments of its subsidiaries to provide attributable portion of capital to joint property development project and funding of property development project. At 30th June, 2003, the Company had contingent liabilities of HK$294 million (2002 — HK$453 million) in relation to the said guarantees.

(f) Pursuant to an indemnity deed dated 15th March, 1996 signed between the Company and a subsidiary, the Company, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and Land Appreciation Tax ("LAT") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31st December, 1995. At 30th June, 2003, the Company had contingent PRC Income Tax and LAT liabilities of HK$37 million (2002 — HK$78 million) and HK$48 million (2002 — HK$101 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties at 30th June, 2003. However, the directors of the subsidiary have no current intention to dispose of these properties.

(g) As at 30th June, 2002, there were contingent liabilities in respect of performance bond guaranteed by a bank on behalf of a subsidiary of the Group amounting to HK$12 million. Such performance bond was provided in accordance with the terms of the Fixed Telecommunications Network Services Licence granted to the subsidiary on 16th February, 2000 and amended on 30th May, 2002. As at 30th June, 2003, there were no such contingent liabilities.

40 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and Henderson Development Limited and its subsidiaries are as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Loan arrangement fee (note i)	**69,387**	114,140
Building construction income (note ii)	**415**	21,817
Building management service income (note iii)	**32,409**	36,723
Rental commission income (note iii)	**13,501**	14,256
Other interest expense (note i)	**65,130**	110,815

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Other interest income (note i)	**36,427**	59,853
Building construction income (note ii)	**477,666**	290,719
Management fee income (note iii)	**20,318**	37,620
Professional fee income (note iii)	**54,974**	25,543
Payment for acquisition of property development rights (note iv)	**380,529**	—
Sale of goods (note iii)	**1,915**	8,959

40 MATERIAL RELATED PARTY TRANSACTIONS *(cont'd)*

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented a trust fund managed by the directors of the Group are as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Building construction income (note ii)	**11,958**	418,513
Sales commission income (note iii)	**3,309**	5,949

Notes:

(i) Loan arrangement fee, interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) Building construction income represents cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The consideration was paid by the Group pursuant to the terms of agreement signed between the Group and the associate for entitlement to 27% of the future net sales proceeds of the residential portion of the property development project.

(v) The amounts due to fellow subsidiaries at 30th June, 2003 are shown in the balance sheet. The amounts due to / from associates and jointly controlled entities at 30th June, 2003 are set out in note 16 and 17 respectively.

(d) Transactions with companies controlled by a director of the Company

Mr Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30th June, 2003, the advances made to these subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$414,438,000 (2002 — HK$410,158,000) and HK$664,322,000 (2002 — HK$646,116,000) respectively are unsecured. Interest payable by these subsidiaries and associates to companies controlled or owned by Mr Lee under such arrangements during the year ended 30th June, 2003 are HK$Nil (2002 — HK$Nil) and HK$17,943,000 (2002 — HK$39,597,000) respectively.

41 DIRECTORS' REMUNERATION

(a) Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows: —

	The Group 2003 HK$'000	2002 HK$'000
Executive directors		
Fees	**1,110**	1,060
Other emoluments:		
Basic salaries, housing and other allowances and benefits in kind	**36,010**	36,893
Pension scheme contributions	**1,572**	1,558
Discretionary bonuses	**17,920**	19,160
	56,612	58,671
Non-executive directors		
Fees	**140**	140
Other emoluments:		
Basic salaries, housing and other allowances and benefits in kind	**2,000**	3,000
	2,140	3,140
Independent non-executive directors		
Fees	**240**	240
Others	**250**	250
	490	490

(b) The number of directors whose remuneration fell within designated bands are as follows: —

Remuneration bands:	The Group 2003 Number of directors	2002 Number of directors
HK$		
Nil — 1,000,000	**8**	8
2,000,001 — 2,500,000	**2**	—
2,500,001 — 3,000,000	**3**	4
3,000,001 — 3,500,000	**1**	2
3,500,001 — 4,000,000	**1**	1
4,000,001 — 4,500,000	**2**	2
4,500,001 — 5,000,000	**1**	1
7,500,001 — 8,000,000	**1**	—
8,000,001 — 8,500,000	**1**	2
8,500,001 — 9,000,000	**1**	—
10,000,001 — 10,500,000	**—**	1

42 SENIOR MANAGEMENT REMUNERATION

Of the five individuals with the highest emoluments, four (2002 — four) of them are directors whose emoluments are disclosed in note 41. The aggregate of the emoluments in respect of the other one (2002 — one) individual are as follows: —

	The Group	
	2003	2002
	HK$'000	HK$'000
Salaries and other emoluments	**3,982**	2,696
Discretionary bonuses	**440**	1,956
Retirement scheme contributions	**238**	161
	4,660	4,813

43 ULTIMATE HOLDING COMPANY

The directors consider that the ultimate holding company at 30th June, 2003 to be Henderson Development Limited, incorporated in Hong Kong.

44 COMPARATIVE FIGURES

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised 2001) "Cash flow statements". As a result, certain advances from banks have been excluded from the definition of cash equivalents, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively and a detailed breakdown of cash flows from operating activities has been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

Certain comparative figures have also been adjusted as a result of change in accounting policy for employee benefits, details of which are set out in note 2(a).

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT				
(i) Incorporated and operates in Hong Kong				
Avion Investment Limited	3,000,000	1	100	—
Bauer Investment Limited	500	100	100	—
Billion Nice Development Limited	2	1	—	100
Billion Talent Development Limited	2	1	—	100
Bothluck Development Limited	10,000	1	100	—
Bottcher Investment Limited	20,000	100	—	100
* Bright Trade Development Limited	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* Capital Leader Development Limited	2	1	—	100
Cheerbest Development Limited	2	1	—	100
Chest Point Development Limited	2	1	—	100
* Citigood Development Limited	2	1	—	100
Cititeam Development Limited	2	1	—	100
Crown Truth Limited	100	1	—	80
* Daren International Limited	2	1	—	100
Dashtrend Investment Limited	2	1	—	100
* Dili Investment Limited	500	100	100	—
* Dragon Pacific Development Limited	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
Easy Ring Limited	2	1	—	100
Easewin Development Limited	2	1	—	100
* Egeria Investment Limited	100,000	100	100	—
* Evercot Enterprise Company, Limited	500+	100	100	—
* Evercot Enterprise Company, Limited	2++	100	—	—
Fairich Development Limited	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
Ford World Development Limited	2	1	—	100
* Fordmax Development Limited	2	1	100	—
Fortune Base Development Limited	10,000	1	100	—
Fortune Jet Development Limited	1,000	1	—	100
Fortune Year Development Limited	2	1	—	100
Full Gain Investment Limited	2	1	—	100
Gain Base Development Limited	1,000	1	—	75
* Gain Glory Development Limited	10,000	1	—	100
* Gain Million Development Limited	2	1	—	100
Gallund Investment Limited	20,000	100	—	100
Gentfair Development Limited	10,000	1	100	—
Gentworld Development Limited	1,000	1	—	100

at 30th June, 2003

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)				
Gesund Investment Company Limited	2	100	—	100
Glory Hero Development Limited	3,000,000	1	—	100
* Good Extend Development Limited	2	1	—	100
Goodmake Enterprises Limited	10,000	1	—	100
Grand Max Development Limited	10,000	1	100	—
* Grand Talent Development Limited	2	1	100	—
Great Chase Development Limited	2	1	—	100
* Harvest Rise Development Limited	2	1	—	100
* Heyield Estate Limited	100	1	—	80
* Hintmax Development Limited	2	1	—	100
* Join Fortune Development Limited	100+	1	100	—
* Join Fortune Development Limited	2++	1	—	—
Jonesworld Investment Limited	2	1	—	100
Juliyam Limited	2	1	—	100
Keendic Industrial Limited	2	1	—	100
Kinsan Development Limited	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* Kowatex Investment Limited	10,000	1	—	100
* Kwong Kay Investment Company Limited	2	1	100	—
* Kwong Kay Investment Company Limited	10,000**	100	100	—
Land Profit Development Limited	1,000	1	—	100
Landrise Development Limited	2	1	—	100
Liketon Investments Limited	100	1	—	100
* Long Gain Development Limited	1,000	1	—	100
Long Honest Development Limited	1,000	1	—	100
Lucky Gold Development Limited	2	1	—	100
* Lucky Million Development Limited	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
Main Choice Development Limited	1,000	1	—	100
Main Plan Development Limited	2	1	—	100
* Man Woo Development Company, Limited	30,000	100	100	—
Max Choice Development Limited	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* Millap Limited	2	1	100	—
Million Land Development Limited	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
Nasmyth Investment Limited	2	1	100	—
* Nation Million Development Limited	2	1	—	100
* New Cheer Development Limited	1,000	1	—	100
Newteam Development Limited	2	1	—	100
New Market Development Limited	2	1	—	100
* Ohtori Investment Limited	2	1	100	—

at 30th June, 2003

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)				
* Onfine Development Limited	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* Pioneer Land Development Limited	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
Profit Max Development Limited	2	1	—	100
* Profit System Development Limited	2	1	—	100
Profit Top Development Limited	1,000	1	—	100
* Quanley Investment Limited	10,000	100	100	—
Racine Investment Limited	4	100	—	75
* Rich Chase Development Limited	2	1	—	100
Rich Silver Development Limited	2	1	—	100
Rightlane Investment Limited	2	1	100	—
Rise Top Development Limited	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
Scanbright Investment Limited	1,000	1	—	100
Sereal Investment Limited	10,000	1	100	—
Sharon Development Limited	2	1	—	100
* Shung King Development Company Limited	2+	1	100	—
* Shung King Development Company Limited	20,000**	100	100	—
* Shung King Development Company Limited	2++	1	—	—
* Smart Bright Development Limited	100	1	—	60
Smart Fortune Development Limited	10,000	1	—	100
* Smart Gain Development Limited	2	1	—	100
Smart Success Enterprises Limited	10,000	1	—	100
Spreadfaith Investment Limited	10,000	1	100	—
Star Flight Company Limited	2	1	—	100
Success Crown Development Limited	2	1	—	100
* Success Path Development Limited	2	1	—	100
* Super Asset Development Limited	2	1	—	100
* System Link Development Limited	2	1	—	100
* Team Glory Development Limited	10	1	—	80
Time Richie Investment Limited	2	1	—	100
* Timetron Development Limited	2	1	—	100
Topline Development Limited	10,000	1	100	—
Top Castle Properties Limited	100	1	—	100
* Top Mighty Development Limited	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
Victory Well Development Limited	2	1	—	100
Vignette Investment Limited	2	1	—	100
* Wealth Team Development Limited	1,000	1	—	90.10
Widetrend Development Limited	10,000	1	100	—
Win Target Development Limited	100	1	—	60

at 30th June, 2003

	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)			
(ii) Established and operates in the PRC			
^ Beijing Gaoyi Property Development Co., Ltd.	US$12,000,000	—	70@
^* Beijing Henderson Properties Co., Ltd.	RMB655,000,000	—	100@
~* Boham Estate (Shenzhen) Co., Ltd.	US$9,560,000	—	100
^* Dongguan Heng Jun Plaza Development Ltd.	HK$15,429,190	—	70@
^#* Fangcun Henderson Property Development Ltd.	RMB211,650,140	—	100@
* Gain Year Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
^# Guangdong Jiaxing Real Estate Co., Ltd.	HK$148,845,677	—	100@
^#* Guangzhou Guang An Property Development Ltd.	US$17,947,550	—	62@
^* Guangzhou Guang Hung Property Development Limited	US$16,393,165	—	72@
^* Guangzhou Guang Nam Property Development Limited	RMB125,969,120	—	68.40@
^* Guangzhou Hengguo Real Estate Development Co., Ltd.	HK$176,670,000	—	80
^#* Guangzhou Jian Heng Property Development Ltd.	US$17,000,000	—	100@
^* Guangzhou Jiejun Real Estate Development Co., Ltd.	HK$310,000,000	—	100@
^* Guangzhou Jietong Real Estate Development Co., Ltd.	HK$184,000,000	—	95@
~* Jetgood Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
~* Jonescorp Estate (Shenzhen) Ltd.	US$4,360,000	—	100
~* Perfect Top Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
•* Shanghai Henfield Properties Co., Ltd.	US$26,843,216	—	99
•* Shanghai Heng Cheng Real Estate Development Co., Ltd.	US$33,340,000	—	85

at 30th June, 2003

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(B) PROPERTY INVESTMENT				
* Bestguard Investment Limited	2	1	—	100
* Bloomark Investment Limited	2	1	—	100
* Bour Investment Limited	2	100	—	100
* Bour Investment Limited	1,000**	100	—	100
* Brilliant Wealth Investment Limited	1,000	1	—	100
* Capital Way Investment Limited	10,000	1	—	100
Century Nice Development Limited	2	1	—	100
* Chinacore Industrial Limited	10	1	—	100
* Choiform Limited	10,000	1	72.80	—
* Choiform Limited	10,000**	1	72.80	—
* Citiluck Development Limited	1,000	1	—	100
Conradion Limited	3,000,000	1	—	100
Daily Crown Development Limited	2	1	—	100
* Davenport Investment Limited	2	1	100	—
Dekker Investment Limited	2	1	—	100
Dekker Investment Limited	2**	1	—	100
* Deland Investment Limited	2	100	100	—
* Dillinger Investment Limited	2	1	—	100
* Dillinger Investment Limited	2**	1	—	100
Dragon Court Estate Limited	2	1	—	100
* Ease Success Development Limited	2	1	100	—
Easefine Development Limited	2	1	—	100
Easeluck Development Limited	2	1	—	100
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	—	100
* Gain Global Development Limited	1,000	1	—	100
Gain Super Development Limited	2	1	—	100
Genato Investment Limited	2	1	—	100
Glory Good Development Limited	1,000	1	—	100
Golden Dragon Development Company, Limited	12,200	100	—	100
Harzone Limited	1,000	1	100	—
Hung Shun Investment Company Limited	20,000	100	—	100
Isherwood Investment Limited	2	1	—	100
Jekyll Investment Limited	2	1	—	100
* Landrich Development Limited	1,000	1	—	100
Lucky Crystal Development Limited	2	1	100	—
* Mingsway Limited	2	1	—	100
Quentin Investment Limited	10,000	1	—	100
Strong Bright Technology Limited	10,000	1	—	100
Tech Fortune Development Limited	1,000	1	—	100
Union Fortune Development Limited	10,000	1	—	94.40
Vansittart Investment Limited	2	1	—	100
* Victory City Enterprises Limited	2	1	—	100
* Wichita Investment Limited	1,000	1	—	100
* Winjoy Development Limited	2	1	100	—
Winner Top Development Limited	2	1	100	—

at 30th June, 2003

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(C) FINANCE				
* China Property Finance Limited	2	1	—	100
Glory Jade Development Limited	1,000	1	—	100
Hardon International Finance Limited	10	1	—	60
* Hency Finance Limited	2	1	—	100
* Henderson Cyber Finance Limited	2	1	—	100
* Henderson (China) Finance Limited	10,000	1	—	100
Henderson International Finance Limited	250,000	100	100	—
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2000) Limited	2	1	100	—
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
* Henderson Land Treasury (Cayman Islands) Limited (incorporated and operates in the Cayman Islands)	2	US$1	100	—
Henderson Property Finance Limited	2	1	100	—
* Henderson Real Estate Finance Limited	2	1	100	—
* Henland Finance Limited	2	1	100	—
* Hiram Assets Limited (incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Post East Finance Company Limited	2	1	100	—
Reneco International Limited	2	1	—	100
Sinogood Finance Company Limited	100	1	—	90
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	2	US$1	100	—
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	126,677,935+++	US$1	100	—
(D) CONSTRUCTION				
E Man Construction Company Limited	50,000	100	100	—
Heng Lai Construction Company Limited	2	1	100	—
Heng Shung Construction Company Limited	2	1	100	—
Heng Tat Construction Company Limited	2	100	100	—

at 30th June, 2003

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(E) PROPERTY MANAGEMENT				
(i) Incorporated and operates in Hong Kong				
Beverly Hill (Estate Management) Limited	2	1	—	100
Fanling Centre (Management) Limited	2	1	—	100
Flora Plaza Management Limited	10	1	—	60
Goodwill Management Limited	2	1	—	100
Hang On Estate Management Limited	2	1	—	100
Hang Yick Properties Management Limited	1,000	100	100	—
Metro City Management Limited	2	1	—	100
Metro Harbourview Management Limited	2	1	—	100
Sheung Shui Centre Management Limited	2	1	—	100
Sunshine City Property Management Limited	2	1	—	100
Well Born Real Estate Management Limited	2	1	100	—
(ii) Incorporated in Hong Kong and operates in the PRC				
* Hansen (China) Property Management Company Limited	2	1	—	100

(iii) Established and operates in the PRC	Issued/contributed registered capital	% of equity interest held by: The Company	Subsidiaries
•* Beijing Henghua Property Management Co., Ltd.	US$700,000	—	75
-#* Guangdong Hengbao Property Management Co., Ltd.	RMB700,437	—	100

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(F) INVESTMENT HOLDING				
(i) Incorporated and operates in Hong Kong				
Ace Winner Development Limited	2	1	—	100
Capital Gold Development Limited	2	1	—	100
China Investment Group Limited	300,000	1,000	—	64.06
Citiright Development Limited	2	1	100	—
Disralei Investment Limited	2	1	—	100
Disralei Investment Limited	1,000**	1	—	100
Goodmark Development Limited	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* Henderson (China) Investment Company Limited	2	1	—	100
* Henderson (China) Investment Company Limited	2**	1	—	100
Henderson Investment Limited	2,817,327,395	0.20	—	73.48
* Henderson Sun Investment Company Limited	10,000,000	1	—	70
Linden Development Limited	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* Main Eagle Limited	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100

at 30th June, 2003

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(F) INVESTMENT HOLDING (cont'd)				
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
Nation Team Development Limited	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
Shiu Kien Development Company Limited	1,500	1	—	94.40
Shiu Kien Development Company Limited	150,000**	100	—	94.40
Winner Glory Development Limited	2	1	—	100
Wiselin Investment Limited	2	1	—	100
(ii) Incorporated and operates in the British Virgin Islands				
* Citimax Investment Limited	1	US$1	—	100
Felix Technology Limited	1	US$1	—	100
Higgins Holdings Limited	1	US$1	—	100
Kingsview International Limited	1	US$1	—	100
Multiglade Holdings Limited	1	US$1	—	100
Newspeed Technology Limited	1	US$1	—	100
Podar Limited	1	US$1	—	100
Rejoice Investments Limited	1	US$1	—	100
* Senway Technology Limited	1	US$1	—	100
St. Helena Holdings Co. Limited	3	US$1	—	100
* Superweb Limited	1	US$1	—	100
Threadwell Limited	1	US$1	—	100
Topgoal Limited	1	US$1	—	100
(iii) Incorporated in the British Virgin Islands and operates in Hong Kong				
Jetsome Limited	1	US$1	—	100
Midlink Limited	1	US$1	—	100
(iv) Incorporated in the Cayman Islands and operates in Hong Kong				
* Henderson Cyber Limited	5,000,000,000	0.1	—	66.85
(v) Incorporated in Singapore and operates in the PRC				
Sin Cheng Holdings Pte Ltd	1,200,000	S$1	—	66
(vi) Incorporated in Bermuda and operates in the PRC				
* Henderson China Holdings Limited	496,776,205	1	—	65.45

at 30th June, 2003

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(F) INVESTMENT HOLDING (cont'd)				
(vii) Incorporated in Hong Kong and operates in the PRC				
* Hang Seng Quarry Company Limited	10,000	1	64	—
* Henfield Properties Limited	10,000	1	—	60
* Ranki Development Limited	2	1	—	100
* Shellson International Limited	100	1	—	75
(G) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(H) HOTEL AND SERVICE APARTMENT MANAGEMENT AND OPERATION				
Gold Eagle Management Limited	2	1	—	100
* Hector Investment Limited	1,000	100	100	—
Henderson Hotel Management Limited	2	1	—	100
Newton Hotel Hong Kong Limited	2	1	—	100
Newton Hotel Kowloon Limited	2	1	—	100
Newton Inn (North Point) Limited	2	1	100	—
(I) PROFESSIONAL SERVICE				
Megastrength Security Services Company Limited	10,000	1	—	100
Megastrength Security Services Company Limited	400+++	1	—	25
(J) MANAGEMENT AND AGENCY SERVICES				
* Henderson (China) Real Estate Agency Limited	2	1	—	100
Henderson Property Agency Limited	200,000	1	—	100
* Henderson Real Estate Agency Limited	2	100	100	—
* Sheenlex Development Limited	2	1	—	100
(K) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
* Benson Industries Limited	2	1	—	100

	Issued/contributed registered capital	% of equity interest held by: The Company	Subsidiaries
(ii) Established and operates in the PRC			
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69

at 30th June, 2003

	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries
(K) INFRASTRUCTURE (cont'd)			
(ii) Established and operates in the PRC (cont'd)			
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	49
Ningbo Raytek Highway Development Company Limited	RMB96,000,000	—	39
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	39
Tianjin Wanqiao Development Company Limited	RMB20,000,000	—	70
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	70

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(L) INFORMATION TECHNOLOGY				
* Eastar Technology Limited	35,000,000	1	—	92.20
* Fordnice Development Limited	2	1	—	100
* Future Home Limited	2	1	—	100
* Henderson Data Centre Limited	2	1	—	100
* iCare.com Limited	2	1	—	100

* *Companies audited by KPMG*
** *Non-voting deferred shares*
+ *A Shares*
++ *B Shares*
+++ *Preference Shares*

The company name in English is a direct translation of its registered name in Chinese.
@ *These represent the profit sharing percentage in the respective subsidiaries.*
• *Sino-Foreign Equity Joint Venture Enterprise.*
^ *Sino-Foreign Co-operative Joint Venture Enterprise.*
~ *Wholly Foreign-Owned Enterprise.*

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by The Company	Subsidiaries	Principal activities
Listed			
The Hong Kong and China Gas Company Limited	—	36.72	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	—	31.33	Property development and investment
Miramar Hotel and Investment Company, Limited	—	43.69	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. (established and operates in the PRC)	—	49	Property development
Shinning Worldwide Limited (incorporated and operates in the British Virgin Islands)	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding
2OK Company Limited	—	50	Finance

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

at 30th June, 2003

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre (established and operates in the PRC)	—	50	Retailing
Billion Ventures Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Karnold Way Limited	—	24.59	Finance
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Urban-WellBorn Property Management Limited	—	50	Property management
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

“集團之收租物業及各上市聯營公司帶來穩定盈利...而充裕之財政及土地資源定能讓集團充份地掌握本港地產市場復甦之機會。”



業務回顧

業務檢討

報告及摘要

財務報表











2002年7月－
2002年12月

1 集團全資附屬建築公司—裕民建築有限公司成立三十週年及就參與承建國際金融中心一期榮獲「優質建築大獎」

2 集團佔90.10%之[illegible]華[illegible]山別墅一、二期（新界）落成

3 集團佔100%之御皇臺（香港）落成

4 集團佔25%之愛琴海岸（新界）落成

5 集團佔44%之蝶翠峰二、三及四期（新界）落成

6 集團佔73.02%之港灣豪庭一期（九龍）落成

2003財政年度回顧（續）







2003年1月－
2003年6月







1 集團佔24.63%之將軍澳中心一、二期（新界）落成

2 集團佔[illegible]%之國際金融中心二期之八十八層辦公大樓及上層商場（香港）落成

3 集團佔100%之對衡道9號（九龍）開售

4 集團佔44%之蝶翠峰一期（新界）開售

5 集團佔100%之百利達廣場（九龍）落成

主席兼總經理 — 李兆基博士



本人謹向各股東報告

營業額及盈利

本集團截至二零零三年六月三十日止年度除税及少數股東權益後之綜合盈利，為港幣二十二億四千二百萬元，較上年度增加百分之四。本年度營業額為港幣七十六億六千七百萬元，較上年度增加百分之二十三。

股息

董事局現建議派發末期股息每股港幣四角五仙予二零零三年十二月一日登記在公司股東名冊內之股東。連同已派發之中期股息每股港幣三角五仙，全年共派股息每股港幣八角，與上年度股息相同。股息單將於二零零三年十二月四日或以前寄送各股東。

業務回顧

物業市道

期內本港經濟持續疲弱，本年三月發生非典型肺炎疫症，市民大幅減少消費，失業率持續上升，經濟情況更差，地產市道下調，交投非常淡靜。本集團業績亦因而受到影響。幸好自七月以來，得到中央政府大力支持，容許國內市民到香港「自由行」，與香港建立更緊密經濟關係，籌建港澳珠

董事局主席報告(續)

跨海大橋等，令本港市民信心大增，經濟情況得以改善，樓價亦轉趨穩定。

本年度集團重點推售「港灣豪庭」、「將軍澳中心」、「愛琴海岸」及「蝶翠峰二期」，成績理想。集團於年內售出物業總樓價為一百五十六億元，主要為住宅單位共約8,000個，自佔總樓價約為港幣五十二億九千萬元，住宅單位自佔2,600個。



(所有持股量之百分比均為2003年10月2日之數字)
恒基兆業地產集團架構圖
於2003年10月2日市值
恒基兆業地產有限公司：港幣600億元
集團7間上市公司：港幣1,540億元
恒基兆業地產有限公司
(投資控股、物業發展及投資、項目及物業管理、建築及財務)
73.48%
恒基兆業發展有限公司
(投資控股、物業投資、零售、酒店及策略性證券投資)
65.45%
恒基中國集團有限公司
(中國物業發展及投資、項目及物業管理)
36.72%
香港中華煤氣有限公司
(管道煤氣供應及配氣)
66.67%
恒基數碼科技有限公司
(互聯網、電訊、高科技服務及資訊科技投資)
43.69%
美麗華酒店企業有限公司
(物業投資、酒店及旅遊業務)
31.33%
香港小輪(集團)有限公司
(物業發展及投資、旅遊及酒店業務)

完成發展地盤

本集團於本年度建成入伙之地盤：

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益 (%)	本集團所佔權益 樓面面積（平方呎）
香港					
1 大埔市地段161號「比華利山別墅一、二期」	982,194	724,174	住宅	90.10	652,481
2 英皇道933號「御皇臺」	16,744	138,373	商住	100.00	138,373
3 將軍澳市地段57及66號「將軍澳中心一、二期」	359,883	2,932,813	商住	24.63	722,352
4 青山公路－掃管笏段，管青路2號「愛琴海岸」	456,964	1,249,560	商住	25.00	312,390
5 醫局街198號「嘉裕居」	5,218	39,113	商住	100.00	39,113
6 元朗大棠路99號「蝶翠峰」二期（第十三、十五及十六座）「綠庭園」三及四期	（下列註一）	532,802	住宅	44.00	234,433
7 福利街8號「港灣豪庭一期」	（下列註二）	878,705	住宅	73.02	540,492
8 金融街8號「國際金融中心二期」	（下列註三）	1,951,621	寫字樓	36.55	713,317
9 廣華街3號「百利達廣場」	17,297	159,212	商住	100.00	159,212
					3,512,163

註一： 整個蝶翠峰之地盤總面積為380,335平方呎

註二： 整個港灣豪庭之地盤面積為228,595平方呎

註三： 整個機場鐵路香港站發展項目之地盤面積為614,700平方呎



北角－御皇臺

此為本集團持有100%權益並於2002年8月建成之項目。共建有1幢31層高住宅大廈座落於1層商場及3層停車場，總樓面面積約138,000平方呎。





將軍澳—將軍澳中心一、二期

此項目由集團佔 24.63% 權益，已建有共 11 幢住宅大廈，合共總樓面面積約 2,900,000 平方呎。此發展項目已於 2003 年 1 月完成。

開售地盤

本集團發售中之主要已建成項目：

地盤位置	地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團所佔權益 (%)
香港				
1 大埔露輝路28號「淺月灣一期」	283,200	226,561	住宅	100.00
2 大埔露屏路1號「淺月灣二期」	228,154	182,545	住宅	100.00
3 京士柏山道1-98號「京士柏山」	168,392	241,113	住宅	62.14
4 西摩道3號「輝煌豪園」	17,636	185,295	商住	63.35
5 紅荔道8號「半島豪庭」	162,246	1,478,552	住宅	50.00
6 元朗大棠路99號「蝶翠峰」一及二期「綠庭園」三及四期	380,335	1,141,407	住宅	44.00
7 東涌海濱路8號「海堤灣畔第一至三及五座」	228,896	1,195,817	商住	20.00
8 英皇道933號「御皇臺」	16,744	138,373	商住	100.00
9 將軍澳市地段57及66號「將軍澳中心一及二期」	359,883	2,932,813	商住	24.63
10 青山公路－掃管笏段，管青路2號「愛琴海岸」	456,964	1,249,560	商住	25.00
11 福利街8號「港灣豪庭一及二期」	228,595	1,714,463	住宅	73.02

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）
中國				
1 廣州市荔灣區HR-2號地段（廣州市地鐵一號線長壽路站）「恒寶華庭」	256,549	1,236,127	住宅	65.45
2 廣東番禺沙滘島洛溪新城第八期「芳華花園－洛濤居南區」	1,689,145	2,576,058	商舖／住宅／車庫／會所	16.36
3 廣東番禺沙滘島洛溪新城第九期「綠茵島水岸別墅」	1,805,718	682,621	住宅／會所	16.36

土地儲備

本年度內，集團專注與政府磋商農地補價及土地改變用途，並有所進展。

位於烏溪沙之地盤，已於本年五月批准改作綜合發展區，住宅發展地積比率為3倍，估計總樓面面積約為三百五十萬平方呎，集團自佔約一百四十萬平方呎。粉嶺和興路之十七萬平方呎農地在發展後，估計集團自佔約五十八萬平方呎住宅樓面。另外位於粉嶺北區馬適路之地塊，共約七十萬平方呎，預算申請發展為五倍之住宅用地，提供自佔約三百多萬平方呎之住宅樓面，惟發展時間將需視乎粉嶺北策略發展區之進度而定。位於屯門藍地之八萬四千呎農地，亦已申請作2.1倍之發展，將為集團提供十七萬呎之住宅樓面。上水吳屋村之地塊由3.3倍住宅發展增加至5倍，已申請補地價，自佔住宅樓面將可增加至約二十二萬平方呎。

此外，大棠路二期地塊亦已申請換地，可建樓面約六十四萬平方呎，集團自佔約四十四萬平方呎。位於油塘灣之船廠重建計劃，於期內已獲環境保護署批出有關之填海環境許可證，整個發展項目計劃興建三十八幢，樓面共約九百七十萬平方呎之住宅樓宇，集團自佔樓面約一百七十二萬平方呎。期內獲城市規劃委員會批准集團多個發展地盤改作酒店用途，建成後合共可提供約四千個房間。集團旗下之香港小輪（集團）有限公司位於大角咀之宿舍地盤，已申請補地價，可建商／住樓面約三十二萬平方呎，集團自佔樓面約七萬三千平方呎，而位於油塘草園街6號之物業亦已申請補地價。集團期內購入香港中華煤氣有限公司馬頭角南廠重建項目住宅部份百分之二十七權益，增加集團自佔住宅樓面約十九萬平方呎。

集團於年結日擁有土地儲備自佔樓面共約一千九百萬平方呎，另有農地土地面積約二千二百萬平方呎。



洛溪新城第九期之「綠茵島水岸別墅」
廣東番禺沙滘島
總樓面面積: 約683,000平方呎；集團佔16.36%權益。
此項目已於2002年2月完成。

土地儲備及投資物業用途分類


住宅
42%
商舖
22%
20%
9%
7%
寫字樓
工貿／工業
酒店／服務式住宅

每年建成樓面面積

樓面面積(百萬平方呎)


6
5
4
3
2
1
0
4.2
5.1
1.3
0.6
3.5
99
00
01
02
03
財政年度

收租物業

集團本年度總租金收入約為港幣二十二億一千四百萬元，較去年減少約百分之三，佔本年度集團總收入百分之二十八，為集團穩定收益基礎之一。雖然期內本港寫字樓之租金水平整體性下調，惟集團之主要收租物業大部份為商場，均位於新市鎮及鐵路網絡，租金保持穩定。除於期末建成之國際金融中心第二期外，其他主要收租物業出租率為百分之九十四。本集團及旗下香港中華煤氣有限公司，共擁有百分之四十七點五權益之國際金融中心，第二期計有八十八層寫字樓大廈，樓面面積達二百萬平方呎，已於二零零三年五月建成；以四季酒店命名之酒店及服務式住宅，分別有四百個及六百個房間，合共一百一十萬平方呎，預計於二零零四年底建成。此項目將為集團提供更多之穩定收益。

於年結日，集團擁有已建成收租物業自佔樓面共約七百七十萬平方呎，另停車場收租面積約二百五十萬平方呎。

建築與物業管理

集團不斷研究提升建成產品之質素，採用新技術及材料，以改善建築效率及成本，並著重售後服務，提供完善之物業管理。

集團屬下之裕民、恒達、恒順及恒麗建築有限公司分別承建本集團之大部份發展項目。其中裕民建築成立三十週年誌慶，為集團完成之樓面面積超過一億平方呎，建成項目除了大型的商住綜合發展項目外，尚有酒店、醫院、工商大廈等。裕民建築早於1999年取得ISO9002-1994國際質量標準之認證，去年就參與承建國際金融中心而榮獲同業中高榮譽之優質建築獎。

本集團之恒益物業管理、偉邦物業管理及冠威管理有限公司，為集團發展之物業以及私人和房屋署轄下之屋苑，提供優質物業管理服務。除了重視員工培訓，亦藉每年不同之「主題年」深化推廣教育、義工、環保等活動，積極參與及回饋社會，二零零二年迄今獲頒「僱主金星獎白金大獎」、「傑出僱主獎」、連續三年最高之「環保企業獎榮譽金獎」、「商界展關懷標誌」及國際性「亞太傑出顧客關係服務獎」、「2002年英國建築物保養獎」等88項公開獎項。

對抗非典型肺炎

在非典型肺炎肆虐期間，集團購入大量殺菌消毒用品捐贈各社區，聯營公司香港中華煤氣有限公司捐資港幣二百萬元購置消毒器材，捐助本港酒樓餐飲業，集團之物業管理公司在各轄下物業徹底做好預防工作，並積極參與社區之清潔活動，地產策劃部亦在圖則設計及排污系統方面作出了改善，日後將更多採用環保材料，及特別注重大廈之衛生設施，以積極參與防範非典型肺炎之再次出現。

恒基兆業發展有限公司(「恒發」)

(本集團於年結日持有該上市附屬公司73.48%權益)：截至二零零三年六月三十日止之財政年度，盈利約為港幣十六億二千六百萬元，較上年度減少9%。本年度之收益主要源自租金收入及三間上市聯營公司之穩定盈利，在國內投資之基建項目亦為集團帶來穩定收益。集團經營之兩間麗東酒店及千色店零售業務雖受非典型肺炎疫症影響，但由於管理效率之提升，業績尚能保持平穩。旗下之電訊科技業務雖仍未能轉虧為盈，惟本年度之虧損已大幅減少。



美麗華酒店企業

本集團之附屬公司佔43.69%。該公司擁有及管理座落於九龍尖沙咀彌敦道商業旺區中設有525個房間之美麗華酒店，以及位於其毗鄰之696,000平方呎美麗華大廈和350,000平方呎美麗華商場。

聯營公司

香港中華煤氣有限公司(「中華煤氣」)

(於年結日，恒發持有該聯營公司36.72%權益)：截至二零零三年六月三十日止之中期盈利約為港幣十八億元，較去年同期增加6.7%，用戶數目亦比去年增加3.9%，達至1,492,860個。集團核心業務之長遠發展策略重點在於投資國內燃氣項目，配合國內之環保策略。其發展內地城市管道燃氣市場至今已成功取得十六個城市管道燃氣合資項目，包括上半年簽署了合資合同之三個項目，分別位於安徽省馬鞍山市，江蘇省張家港市及浙江省桐鄉市。於今年六月更與南京市煤氣總公司成立中外合資管道燃氣項目，總投資額為人民幣十二億元，而集團佔五成權益，進一步增強該集團在華東地區之業務基礎。

在地產發展方面，持有15%權益之國際金融中心一期已近乎全部租出，而二期當中之寫字樓大廈已在今年第二季建成及陸續出租。另外，持有50%權益之西灣河碼頭廣場項目，上蓋工程正在興建中，預算在二零零五年落成。馬頭角南廠地盤已完成地基工程，預期在二零零六年落成。此兩項發展將在市區提供合共二百五十萬平方呎之樓面面積。

香港小輪(集團)有限公司(「香港小輪」)

(於年結日，恒發持有該聯營公司31.33%權益)：截至二零零三年六月三十日止之中期盈利約為港幣一億三千七百萬元，較去年同期有輕微增長。受到非典型肺炎疫症打擊，期內旅遊及酒店業務轉盈為虧，錄得港幣二百四十萬元淨虧損。渡輪、船廠及相關業務虧損亦擴大至港幣二千八百萬元，主要是期內為船廠資產作出港幣一千九百萬元之減值撥備。期內合共售出四百六十個「港灣豪庭」單位，令售出單位總數增至二千個，第一期商場則有近逾四成租出。該集團持有之大角咀宿舍及油塘草園街六號之物業，現時正與政府就更改作商住用途進行補地價磋商，樓面面積分別約為三十二萬平方呎及十六萬平方呎。預計樓市將見底整固，「港灣豪庭」之待售住宅單位將因而受惠。

美麗華酒店企業有限公司(「美麗華」)

(於年結日，恒發持有該聯營公司43.69%權益)：截至二零零三年三月三十一日止年度之盈利約為港幣二億三千四百萬元，較上年度下降9%。期內之盈利表現主要受香港經濟持續放緩影響，加上美伊戰事及非典型肺炎疫症接踵而來，令集團各主要業務表現均略為退減。旗下各商場及寫字樓出租率仍保持穩定，平均出租率維持於九成水平。在此經營環境下，租務收入錄得輕微跌幅。自去年內地遊客來港限額取消後，內地訪港旅客持續上升，該集團於上海及北京設立之銷售網絡更有助推廣美麗華酒店之業務，令其全年平均入住率回升至87%，房價亦得以提升。預期內地「自由行」將進一步為集團之酒店及餐飲業務締造更多商機，有助集團盈利之穩定增長。

恒基中國集團有限公司(「恒基中國」)

(本集團於年結日持有該上市公司65.45%權益)：截至二零零三年六月三十日止年度之營業額約為港幣一億八千八百萬元，較去年減少67%。主要收入來自期內銷售已於早前建成及位於上海之「恒昌花園」，廣州之「恒寶華庭」及番禺之「洛溪新城」第八期與第九期等。基於同期內需為若干物業項目作出減值撥備及租金壞賬撇數，故在期內錄得股東虧損約為港幣三億九千五百萬元。在中國經濟穩健增長之情況下，預期國內房地產市場整體有平穩發展。個別主要城市現時獲得國內外買家追捧，尤以北京和上海更有升值潛力。集團在該等城市擁有優質土地儲備，多個地盤已在積極推動發展前期工作，朝陽區關東店2號地段(舊北京燈泡廠)及芳村大道210號(舊廣州芳村菓子廠)項目計劃在二零零四年初動工。北京「恒基中心」商場部份即將進行裝修工程，重新招攬一批出售時尚貨品之商戶，使集團業績得以好轉。









物業發展項目

市區內之西灣河項目

西灣河發展項目

- 由集團實際持有63.49%權益。
- 此乃本集團與香港中華煤氣有限公司之50/50合作發展項目 。
- 主要包含四幢樓高55至58層之住宅大廈，提供約2,000個平均面積為700平方呎之住宅單位，以及停車場設施。
- 此項目現正在建築中，預期在2005年竣工。

- 位處於港島東北區之海岸 。
- 維多利亞港的廣闊景緻盡入眼簾。
- 鄰近多種公共交通服務設施。
- 已計劃在2003年底開始預售樓花。



裕民建築

此集團直屬之建築公司具有豐富經驗，近年來平均每年為集團完成之總樓面面積約為二至三百萬平方呎。

恒基數碼科技有限公司(「恒基數碼」)

(於年結日，恒發持有該上市附屬公司66.67%權益)：截至二零零三年六月三十日止年度之營業額約為港幣八千四百萬元，較去年度增加24.1%，主要由於零售業務錄得相等升幅。而其他收入主要來自銀行存款及債務證券之利息收入，由於本年度內利率持續下調，故在這方面的收入比去年下降13.6%。本年度內，該集團為數據中心及網絡器材與設施之減值作出港幣三百九十萬元之撥備。該集團於本年度繼續致力控制直接成本及營運支出，股東應佔虧損較去年度大幅減少至港幣一千七百萬元。鑒於互聯網、電訊及高科技行業瞬息萬變，面對激烈競爭及涉及大量資金投資，集團須順應潮流而改變投資，選擇有前景之業務。

集團財務

集團素來本着穩健之財務管理原則，部署融資安排。由於集團擁有充裕備用資金，故提前償還一項於二零零四年期滿之港幣十億元銀團貸款，而集團之貸款，除小部份為國內營運項目之人民幣融資外，大部份均為港元貸款，因此外滙風險極低。集團並無參與任何外滙衍生工具之投機活動。

展望

全球經濟在本年中已有復甦跡象，而國內更保持強勁增長。中央政府明確表態大力支持香港，近期落實之更緊密經貿關係安排，為本港經濟帶來新動力和機會，對273項香港製造之產品可以零關稅進入內地市場，將吸引部份廠商回流香港設廠，加上香港之低稅率及國際標準制度，將吸引外資在香港設立辦事處，從而進入內地市場。寫字樓及工貿樓宇之需求將會增加。

本港近年經濟之最壞環境已成過去，地產市道將穩步向上。去年港府明瞭平衡土地供求之重要性，推出九項穩定樓市措施，有效控制供應量，俾地產今後可以穩定發展。港府最近公佈外地來港投資港幣六百五十萬元買樓或其他認可資產，投資者可與家人獲港居留權。在此等情況下，預計未來數年樓價將會一年比一年好。

集團正積極籌劃轉變土地用途之申請，增加土地儲備，包括磋商土地及農地補價，尤以位於鐵路網絡之油塘灣、烏溪沙及元朗大棠路地塊，合計自佔樓面三百五十六萬平方呎，極具發展潛力。另集團可改作酒店用途之地盤，如全部計劃興建，可達一萬個酒店房間，日後將因應市道需求而作出決定，現暫計劃興建二千至三千個房間，其中觀塘偉業街165-167號／巧明街66號已動工，將於十八個月內建成，以迎合國內到港旅客增加之需求。

現時住宅樓價已自97年高位下跌約三份之二，利率亦下調至歷史性低位，買家供樓能力提升至歷年來最高水平，供樓較付租更為化算，用家及投資者都踴躍入市。近期股市興旺，達至十七個月之新高，亦帶動豪宅交投量及價格上升。集團計劃於二零零四年底前推出約四千六百個新盤單位，包括西灣河、馬頭角南廠及藍地項目，由於成本較低，將能帶來甚佳之回報。

集團擁有可觀經常性收益，大部份來自商場，主要商場位於交通主要幹線，隨着經濟好轉，內地旅客「自由行」來港購物增加及本地消費意慾回升，收租物業將會受惠，同時香港中華煤氣有限公司、美麗華酒店企業有限公司、香港小輪(集團)有限公司等各上市聯營公司亦帶來穩定盈利。集團擁有充裕之財政及土地資源，定能充份掌握本港地產市場復甦之機會。如無不可預見之因素下，預期下年度業績將有穩定增長。

主席

李兆基

香港，二零零三年十月二日

投資物業項目

新市鎮內之購物商場

將軍澳－新都城中心（第二及第三期）

集團擁有100%權益 。

位處新界將軍澳新市鎮中心區。

建成於一九九九年十二月。

合共建有總樓面面積約1,200,000平方呎。

在商場內經常舉辦之節令及商品推廣活動皆帶旺人流及消費。





馬鞍山－新港城中心

集團擁有100%權益 。

位處新界馬鞍山新市鎮中心區。

建成於一九九四年十二月。

建有總樓面面積約533,000 平方呎。

預期設在毗鄰之九廣鐵路－馬鞍山支線馬鞍山站於2004年啟用後將增加該區之人流，使此項目之租務受惠。

本集團於本年度建成入伙之地盤：

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益 (%)	本集團所佔權益 樓面面積（平方呎）
香港					
1 大埔市地段161號「比華利山別墅一、二期」	982,194	724,174	住宅	90.10	652,481
2 英皇道933號「御皇臺」	16,744	138,373	商住	100.00	138,373
3 將軍澳市地段57及66號「將軍澳中心一、二期」	359,883	2,932,813	商住	24.63	722,352
4 青山公路－掃管笏段，管青路2號「愛琴海岸」	456,964	1,249,560	商住	25.00	312,390
5 醫局街198號「嘉裕居」	5,218	39,113	商住	100.00	39,113
6 元朗大棠路99號「蝶翠峰」二期（第十三、十五及十六座）「綠庭園」三及四期	（下列註一）	532,802	住宅	44.00	234,433
7 福利街8號「港灣豪庭一期」	（下列註二）	878,705	住宅	73.02	540,492
8 金融街8號「國際金融中心二期」	（下列註三）	1,951,621	寫字樓	36.55	713,317
9 廣華街3號「百利達廣場」	17,297	159,212	商住	100.00	159,212
					3,512,163

註一： 整個蝶翠峰之地盤總面積為380,335平方呎

註二： 整個港灣豪庭之地盤面積為228,595平方呎

註三： 整個機場鐵路香港站發展項目之地盤面積為614,700平方呎





旺角－百利達廣場

此乃由私人發展商參與之其中一個市區重建局項目，由集團興建1幢34層高住宅大廈，並設有4層商場及提供72個車位之4層停車場。此項目已於2003年6月完成，而總樓面面積約160,000平方呎。

本集團發售中之主要已建成項目：

地盤位置	地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團所佔權益 (%)
香港				
1 大埔露輝路28號 「淺月灣一期」	283,200	226,561	住宅	100.00
2 大埔露屏路1號 「淺月灣二期」	228,154	182,545	住宅	100.00
3 京士柏山道1-98號 「京士柏山」	168,392	241,113	住宅	62.14
4 西摩道3號 「輝煌豪園」	17,636	185,295	商住	63.35
5 紅荔道8號 「半島豪庭」	162,246	1,478,552	住宅	50.00
6 元朗大棠路99號 「蝶翠峰」一及二期 「綠庭園」三及四期	380,335	1,141,407	住宅	44.00
7 東涌海濱路8號 「海堤灣畔 第一至三及五座」	228,896	1,195,817	商住	20.00
8 英皇道933號 「御皇臺」	16,744	138,373	商住	100.00
9 將軍澳市地段57及66號 「將軍澳中心一及二期」	359,883	2,932,813	商住	24.63
10 青山公路－掃管笏段， 管青路2號 「愛琴海岸」	456,964	1,249,560	商住	25.00
11 福利街8號 「港灣豪庭一及二期」	228,595	1,714,463	住宅	73.02



九龍－京士柏山

本集團佔62.14%權益之項目座落於九龍其中一個罕有的高尚住宅區內。此項目已於2000年初建成42間花園豪華別墅及7幢低座豪華住宅洋房，總樓面面積約241,000平方呎。

粉嶺上水市地段189

此乃集團佔45%權益之項目，計劃興建兩幢40層高住宅大廈，並設有87個車位，總樓面面積約320,000平方呎。



	地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益(%)
中國					
1	廣州市荔灣區HR-2號地段 （廣州市地鐵一號線長壽路站） 「恒寶華庭」	256,549	1,236,127	住宅	65.45
2	廣東番禺沙滘島 洛溪新城第八期 「芳華花園－洛濤居南區」	1,689,145	2,576,058	商舖／ 住宅／ 車庫／ 會所	16.36
3	廣東番禺沙滘島 洛溪新城第九期 「綠茵島水岸別墅」	1,805,718	682,621	住宅／ 會所	16.36

本集團於本年度內補充本港土地儲備，購入下列地盤：

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益 (%)	本集團所佔權益 樓面面積（平方呎）
香港					
九龍海傍地段102號餘段 發展項目之住宅部份	130,517	978,875	住宅	27.00	264,296



上環－荷里活道96-116號

此集團持有100%權益之地盤計劃興建兩幢住宅大廈，總樓面面積約277,000平方呎。此項目之地基工程經已完成，而預計於2005年底完成。

香港

1 荷里活道96-116號／必列啫士街1-27號／城皇街15號（本集團佔100.00%）
本地盤計劃興建兩幢住宅大廈，總面積約277,000平方呎。地基工程經已完成，發展預計於2005年底完成。

2 船塢里14-16號（本集團佔75.00%）
本地盤計劃興建一幢住宅大廈，並設有兩層商舖及提供37個車位之兩層停車場，總面積約86,000平方呎。地基工程經已完成，發展預計於2004年完成。

3 黃竹坑道19-21號（本集團佔50.00%）
本地盤計劃作商貿用途，總面積約214,000平方呎。

4 機場鐵路香港站發展項目（本集團佔36.55%）
該項重大之商業發展項目座落機場鐵路香港站之上，位處中環商業中心之心臟地帶，總面積約4,477,000平方呎，包括兩幢寫字樓、一幢三至四層高購物及娛樂商場、一幢提供1,000間客房之六星級酒店及酒店式住宅之綜合大廈及約140,000平方呎之花園平台。

該項目分期發展。南地盤發展包括提供約780,000平方呎甲級寫字樓樓面之38層高國際金融中心一期寫字樓及約131,000平方呎之國際金融中心商場。該項第一期發展已於1998年底完成。第二期之北地盤發展包括一幢於2003年5月完成之樓高八十八層之寫字樓，提供約2,000,000平方呎甲級寫字樓樓面，並成為中區新海傍極具代表性之建築物，名列香港最高大廈及世界最高大廈之第三位。該寫字樓乃由世界著名之西沙佩利建築事務所聯同許李嚴建築師有限公司設計。寫字樓包括十四層售予香港金融管理局。位於北地盤之第二期商場將於2003年第四季完成及開業，令總商場面積達至約640,000平方呎。

酒店綜合發展包括三十一層高六星級酒店及三十九層高酒店式住宅，並由四季酒店集團負責管理。各個房間皆可盡覽海港及城市景緻，預計於2004年底完成。

該發展項目將提供1,341個地庫車位，而機鐵車站及其相關之450個車位亦設於地庫中。機鐵車站車位已於2002年7月開始使用。其餘車位將隨同寫字樓及商場於2003年下半年開始使用。

5 西灣河碼頭廣場，內地段8955（本集團佔63.49%）
本地盤將計劃興建五幢住宅大廈，總面積約1,410,000平方呎，並提供約500個私家車位及200個公共車位。上蓋工程正在進行中，發展預計於2005年完成。

九龍

6 大有街1號（本集團佔70.00%）
本地盤計劃興建一幢十八層高商業大廈，並設有一層地舖及提供80個車位之四層停車場，總面積約189,000平方呎，地基工程經已完成。

7 偉業街223－231號／敬業街39號（本集團佔88.50%）
本地盤計劃興建兩幢十九層高及一幢十八層高之商業大廈，並設有兩層商業平台及提供445個車位之兩層地庫停車場，總面積約1,091,000平方呎，而本集團所佔面積約966,000平方呎。

8 瓊林街88號及92號／永康街59號及61號（本集團佔100.00%）
本地盤計劃興建一幢提供約660間客房之酒店，總面積約298,000平方呎。









上市聯營公司
香港小輪(集團)

香港小輪(集團)

本集團佔73.48% 之附屬公司擁有此公司之31.33%股權。

此公司有八十年於香港經營乘客渡輪服務之歷史，直至一九九九年其渡輪營運牌照到期。

此公司仍然經營一維修船塢及專營本地團之旅行社。

此公司最近已提交計劃重新發展前身建有員工宿舍之地塊作出售用途。

港灣豪庭

此乃香港小輪(集團)與本集團共同將該公司之船廠舊址重新發展之商住物業項目，工程分兩期進行。

鄰近地下鐵路太子站及奧運站，以及西鐵總站。

建成樓面面積約為1,950,000平方呎，包括十幢住宅大廈中合共三千五百個單位，及商場平台 。

此項目之第一期已於二零零二年十二月完成，而第二期亦於二零零三年八月取得入伙紙。



油塘灣海傍地段及關連面積

集團持有19.01%權益及參與策劃此位於綜合發展區之一個大型商住合作發展項目。集團將在此參與興建38幢住宅大廈，總樓面面積約9,700,000平方呎。

9 偉業街165-167號／巧明街66號
(本集團佔100.00%)
本地盤將興建一幢二十八層酒店，總面積約230,000平方呎。

10 廣華街3號(本集團佔100.00%)
本地盤興建一幢三十四層高住宅大廈，並設有四層商場及提供72個車位之四層停車場，總面積約160,000平方呎，發展已於2003年6月完成。

11 油塘灣海傍地段及關連面積
(本集團佔19.01%)
有關填海及上蓋發展之環境影響評估報告已於二零零二年四月獲得環境保護署署長批准，而城市規劃委員會在二零零二年六月將包括擴大綜合發展區範圍及增加發展密度之茶果嶺、油塘、鯉魚門分區計劃大綱圖於憲報刊登。整個綜合發展區計劃興建三十八幢住宅大廈，樓面共約九百七十萬平方呎，集團自佔樓面約一百七十二萬平方呎。

新界

12 將軍澳市地段57(本集團佔24.59%)
本地盤興建十幢多層住宅大廈，並設有四層高商業平台及地庫停車場，總面積約2,640,000平方呎。發展已於2003年1月完成。

13 將軍澳市地段74 — 將軍澳地鐵站上蓋發展
(本集團佔25.00%)
本地盤計劃興建一幢多層住宅大廈，並設有四層商業平台，總面積約320,000平方呎，上蓋工程正在進行中，發展預計於2005年前完成。

14 將軍澳市地段66(本集團佔25.00%)
本地盤興建一幢多層住宅大廈，並設有四層高商業平台，總面積約290,000平方呎。發展已於2003年1月完成。

15 大埔市地段161(本集團佔90.10%)
本地盤計劃分期興建549間豪華花園洋房，總面積約1,164,000平方呎，並提供999個車位。第一及第二期發展之372間洋房面積約724,000平方呎，已於2002年7月完成。第三期計劃興建住宅洋房，總面積約440,000平方呎。

16 東涌市地段1,2及3
— 東涌地鐵車站發展第一期發展計劃
(本集團佔20.00%)
該發展項目位於東涌市中心之新建東涌地鐵車站，項目計有十二幢住宅大廈，一間酒店，一幢寫字樓及一座購物商場，包括在2001年就位於海傍之東涌市地段3號地盤向政府購入約157,000平方呎之可增建住宅樓面，總面積約3,885,000平方呎，並提供2,036個車位。東涌市地段1號之8幢住宅及地段2號之購物商場及寫字樓已經完成，而地段3號之4幢住宅及相關設施，總面積約1,196,000平方呎，興建亦已完成。預計地段2號之酒店於2005年底建成。

17 粉嶺上水市地段189(本集團佔45.00%)
本地盤計劃興建兩幢四十層高住宅大廈，並提供87個車位，總面積約320,000平方呎。

18 元朗大棠路99號(元朗市地段500)
(本集團佔44.00%)
本地盤分四期發展。第一期興建七幢十三層高住宅大廈，並設有提供245個車位之一層停車場，總面積約468,000平方呎。第二期興建五幢十四層高住宅大廈，並提供76個車位，總面積約370,000平方呎。第三期興建兩幢十四層高住宅大廈，並提供35個車位，總面積約170,000平方呎。第四期興建兩幢十四層高住宅大廈，並提供27個車位，總面積約133,000平方呎。整個發展已於2002年12月完成。



北京市朝陽區關東店2號地段
擬建總樓面面積：約2,660,000平方呎（包括地下面積約596,000平方呎）；集團佔45.82%權益。
此地塊位於北京市東三環以內朝陽門外。修改設計為兩座二十三層高辦公大樓，建築工程預計於2003年底開展。

中國

1 北京市朝陽區朝陽路關東店2號地段
(本集團佔45.82%)
項目位於東三環以內朝陽門外。地盤佔地面積約239,357平方呎。修改設計為兩座二十三層高辦公大樓，預計總樓面面積為2,656,415平方呎(包括地下面積596,401平方呎)。建築工程預計於2003年底開展。

2 上海徐匯區華山路E-2地塊 -「港匯廣場」第二座辦公大樓
(本集團佔65.45%)
本辦公大樓地盤位處一座七層高之購物商場之上，正在興建一幢達至四十二樓層之辦公大樓，總樓面面積約為667,000平方呎。此大樓之上蓋建築工程已進展至第十層，並預計於二零零五年中竣工。

3 上海市靜安區南京西路北側688號地塊
(本集團佔55.63%)
本地盤面積約110,342平方呎。擬發展之項目包括在一座三層高購物商場上興建二十五層高住宅大廈及辦公大樓，預計總樓面面積約867,704平方呎。該地盤之拆卸工程已完成，現需考慮地方政府最新之發展方向要求和現時市場之需求，項目發展方案將會重新考慮。

4 上海市閘北區恒豐路130-2地塊
(本集團佔65.45%)
本地盤面積約62,141平方呎。擬發展總樓面面積約513,094平方呎之辦公樓。現需考慮地方政府最新之發展方向要求，發展將會延期開展。

5 廣州市越秀區沿江西路海珠廣場A座
(本集團佔44.77%)
廣州市越秀區沿江西路海珠廣場B座
(本集團佔40.58%)
廣州市越秀區沿江西路海珠廣場C座
(本集團佔47.12%)
整個海珠廣場(A, B, C座)三幢物業，總地盤面積約285,505平方呎，擬為一綜合發展項目，預計總樓面面積約4,041,010平方呎。拆卸及地盤清理工程仍在進行中，進度需配合最新項目發展計劃，並需得到地方政府認同。

6 廣州市海珠區南華路／同慶路／同福中路同福花苑
(本集團佔65.45%)
因為配合海珠區發展道路基建，本地盤面積已減至約66,425平方呎，並擬發展為商業綜合項目。

7 廣州市芳村區芳村大道南側及花地大道高架橋東、西側地塊
(本集團佔65.45%)
本地盤面積約2,663,584平方呎。擬興建為綜合發展項目。遷置及地盤清理工程仍在進行中，進度需按最新項目發展計劃並需得到地方政府認同。

8 廣州市芳村區芳村大道210號
(本集團佔52.36%)
本地盤佔地約516,941平方呎，已批准發展九幢高層住宅及購物商場，預計總樓面面積為2,538,910平方呎。拆卸工程正進入最後階段，發展預計延遲至2004年初開始。









上市聯營公司
香港中華煤氣



煤氣供應業務

由一間集團持有73.48%權益之上市附屬公司—恒基兆業發展有限公司-擁有36.72%權益。

為香港最早期成立及唯一的管道煤氣供應商，擁有逾1,490,000個家居及商業用戶。

致力於拓展「易高」加氣站，為本地之公共交通行業供應環保燃油。

此公司之長期優先策略為在國內拓展管道燃氣項目之投資。

迄今已在國內十六個城市成功取得管道燃氣合資項目，包括在二零零三年上半年分別在安徽省馬鞍山市，江蘇省張家港市及浙江省桐鄉市簽署的三個合資合同。

物業發展項目

此公司亦有參與物業發展項目。

擁有位處機場鐵路香港站上之國際金融中心15%權益，及佔京士柏山合作項目45%權益。

正在與本集團合作興建西灣河發展項目，總樓面面積約1,400,000平方呎。已計劃在二零零三年底開始預售樓花，而整個項目預計於二零零五年初建成。

同時，此公司之馬頭角道之煤氣南廠舊址亦已展開地基工程，將建成總樓面面積約1,100,000平方呎。上蓋建築工程將於二零零四年初開始動工。

物業		用途	地契年期	樓面面積（平方呎）	車位數目	本集團所佔權益(%)
香港						
1	香港半山麥當奴道36號 「惠苑」	住宅	由1896年 10月26日起999年	108,214	49	73.48
2	香港德輔道中170-188號 「金龍中心」	寫字樓 商業	年期至 2050年3月6日	134,450 21,842	—	100.00
3	香港德輔道中308-320號／ 永樂街98-116號 「安泰金融中心 （前稱美國安泰中心）」	寫字樓 商業	由1866年 12月26日起999年	182,373 31,987	—	100.00
4	香港灣仔駱克道276-278號 「安隆商業大廈」 （6樓－A及21樓除外）	寫字樓 商業	由1928年 5月11日起99年	23,856 1,708	—	100.00
5	香港柴灣利眾街24號 「兆孚工業大廈」	工業	由1963年 9月15日起75年 （可續期75年）	114,300	10	100.00
6	香港威靈頓街1號 「荊威廣場地庫、 地下及1樓至4樓」	商業	由1918年 6月26日起924年	28,953	—	36.74
7	香港北角電器道183號 「友邦廣場」	寫字樓 商業	年期至 2047年6月30日	490,072 22,338	256	94.56

主要投資物業(續)

物業	用途	地契年期	樓面面積(平方呎)	車位數目	本集團所佔權益(%)
8 香港中環港景街1號「國際金融中心一期」	寫字樓 商業	年期至2047年6月30日	784,480 131,138	355	36.55
9 香港灣仔皇后大道東248號「萬誠保險中心(前稱加怡保險中心)」	寫字樓 商業	由1855年3月16日起999年	323,418 11,481	46	17.13
10 香港中環金融街8號「國際金融中心二期」(55, 56 及 77至88樓除外)	寫字樓	年期至2047年6月30日	1,650,249	276	36.55
九龍					
11 九龍旺角彌敦道610號「荷里活中心」	寫字樓 商業	年期至2047年6月30日	193,284 100,543	—	24.49
12 九龍旺角彌敦道555號「九龍行」	寫字樓 商業	由1985年2月4日起75年	84,626 28,656	—	73.48
13 九龍旺角彌敦道585號「富時中心」	寫字樓 商業	由1887年12月25日起150年	41,004 10,763	—	100.00
14 九龍新蒲崗大有街29號「宏基中心」	工業	年期至2047年6月30日	150,212	—	100.00
15 九龍新蒲崗八達街9號「威達工貿商業中心」(1樓-15樓及20樓-29樓)	工貿	年期至2047年6月30日	136,376	49	73.48
16 九龍旺角彌敦道579號「彌敦道579號」	寫字樓 商業	由1887年12月25日起150年	18,810 7,805	—	100.00

土地儲備及投資物業地區分類



新界
九龍
40%
35%
25%
香港

投資物業

樓面面積(百萬平方呎)



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1
0
4.9
5.9
6.3
6.6
7.7
'99
00
01
02
03
財政年度

物業	用途	地契年期	樓面面積 (平方呎)	車位數目	本集團所佔權益(%)
17 九龍旺角廣華街3號「百利達廣場」	商業	由1979年8月8日起75年	25,979	72	100.00
新界					
18 新界粉嶺新運路33號「粉嶺中心」	商業	年期至2047年6月30日	151,513	302	93.89
19 新界粉嶺百和路88號「花都廣場」	商業	年期至2047年6月30日	157,762	217	60.00
20 新界屯門杯渡路／建安街／建榮街／建泰街「恒威工業中心C座」	工業	年期至2047年6月30日	292,264	182	73.48
21 新界屯門鄉事會路「時代廣場商場」	商業	年期至2047年6月30日	195,280	78	73.48
22 新界西貢丈量約210地段526「匡湖居」	商業	年期至2047年6月30日	23,915*	377	40.00
23 新界荃灣青山道145-165號「荃灣城市中心II（前稱荃灣城市廣場）」	商業	年期至2047年6月30日	155,022	127	93.10
24 新界荃灣大河道88號「灣景廣場」	商業	年期至2047年6月30日	154,259	104	100.00

* 另有303個船位及75個旱塢船位。

物業管理

本集團直屬之兩間物業管理機構──恒益物業管理有限公司及偉邦物業管理有限公司，在本港管理超過200個主要由集團發展之物業及屋苑。歷來，此兩間公司均獲得多項優質物業管理服務獎項。





北角—友邦廣場

此集團自佔94.56%權益之收租物業為一座樓高44層之寫字樓，總樓面面積約512,000平方呎。

物業	用途	地契年期	樓面面積(平方呎)	車位數目	本集團所佔權益(%)
25 新界荃灣眾安街68號「荃灣城市中心I（前稱荃灣城市中心）」	寫字樓 商業	年期至2047年6月30日	209,420 184,838	133	74.96
26 新界沙田橫壆街2-16號「沙田中心」	商業	年期至2047年6月30日	100,029	545	69.37
27 新界沙田正街21-27號「沙田廣場」	商業	年期至2047年6月30日	147,943	134	77.55
28 新界馬鞍山鞍誠街18號「新港城A及B座」	商業	年期至2047年6月30日	9,305	—	100.00
29 新界馬鞍山鞍誠街22號「新港城C及D座」	商業	年期至2047年6月30日	10,236	—	50.00
30 新界馬鞍山鞍誠街8號「新港城N, P, Q及R座」	商業	年期至2047年6月30日	58,881	196	100.00
31 新界馬鞍山鞍祿街18號「新港城中心」	商業	年期至2047年6月30日	532,637	831	100.00
32 新界馬鞍山西沙路628號「新港城廣場」	商業	年期至2047年6月30日	79,642	234	100.00



國際金融中心項目
機場鐵路－香港站






IFC MALL


IFC
ONE INTERNATIONAL FINANCE CENTRE





國際金融中心二期

由本集團及香港中華煤氣有限公司分別擁有32.5%及15%權益之長期投資物業。

此乃國際金融中心二期，項目在二零零三年五月建成，其中包括一幢樓高88層的寫字樓及零售購物商場。

總樓面面積約2,600,000平方呎。

招租活動正在進行中。

國際金融中心一期

由本集團及香港中華煤氣有限公司分別擁有32.5%及15%權益之長期投資物業。

此乃於一九九八年建成之國際金融中心第一期，其中包括38層高之寫字樓及零售購物商場。

總樓面面積約900,000平方呎。

物業	用途	地契年期	樓面面積 (平方呎)	車位 數目	本集團所 佔權益(%)
33 新界元朗教育路1號 「千色廣場」	商業	年期至 2047年6月30日	140,341	51	100.00
34 新界將軍澳銀澳路1號 「新寶城商場」	商業	年期至 2047年6月30日	35,186	—	100.00
35 新界粉嶺一鳴路23號 「牽晴間購物廣場」	商業	年期至 2047年6月30日	87,766	—	100.00
36 新界將軍澳欣景路8號 「新都城中心二期商場」	商業	年期至 2047年6月30日	956,849	669	100.00
37 新界將軍澳貿業路8號 都會豪庭 「新都城中心三期商場」	商業	年期至 2047年6月30日	266,954	232	100.00
38 新界大嶼山東涌達東路20號 「東薈城」	寫字樓 商業	年期至 2047年6月30日	161,400 462,680	1,163	20.00
39 新界大埔市地段161號 「比華利山別墅一及二期」	住宅	年期至 2047年6月30日	543,131	439	90.10

大埔—比華利山別墅一、二期

此發展項目計劃分期興建549間豪華花園洋房，總樓面面積約1,164,000平方呎，並提供999個車位。第一及第二期內發展之372間洋房總樓面面積約724,000平方呎，已於2002年7月完成。



下列資料須連同恒基兆業地產有限公司已審核賬目及有關賬項附註一併參閱：

業績檢討

截至二零零三年六月三十日止之財政年度，集團的營業額增加百分之二十三至約港幣七十六億六千七百萬元（二零零二年：港幣六十二億三千萬元）。主要原因乃為集團於香港建成之樓面呎數約為三百五十一萬平方呎，較上年度建成之五十八萬平方呎大幅增加，而物業銷售額亦隨着錄得顯著增幅。

集團在本年度內的股東應佔溢利上升百分之四至約為港幣二十二億四千二百萬元（二零零二年：港幣二十一億五千三百萬元）。截至二零零三年六月三十日止，集團需為部份物業項目撥備合共約港幣六億六千五百萬元，而集團較早前曾作跌價撥備之其他物業項目則獲回撥合共約港幣三億三千七百萬元，故在本年度止集團錄得物業項目撥備淨額約港幣三億二千八百萬元。而集團在除去壞賬撇數之港幣約九千三百萬元（二零零二年：港幣五百萬元）及上述之物業項目撥備淨額約港幣三億二千八百萬元（二零零二年：港幣五千八百萬元）後錄得集團經營溢利約為港幣十二億四千三百萬元（二零零二年：港幣十七億五千三百萬元），而集團應佔聯營公司溢利合共約港幣十四億四千三百萬元（二零零二年：港幣十五億六千三百萬元）。當中包含集團應佔三間上市聯營公司溢利合共約港幣十五億零七百萬元（二零零二年：港幣十五億一千萬元）。此外，集團佔主要參與物業發展及物業投資的共同控制公司在期內錄得約港幣六億五千萬元之盈利（二零零二年：虧損港幣一億五千三百萬元）。

在本財政年度內，物業發展業務之營業額約為港幣三十九億一千萬元（二零零二年：港幣十七億四千五百萬元）。惟是受物業銷售價格下調的影響下，集團需為部份本地建成而未出售物業單位之存貨及「恒基中國」於國內之個別物業項目作出撥備，引致集團在物業發展方面錄得約港幣二億四千四百萬元的虧損（二零零二年：盈利港幣五千八百萬元）。

集團於本財政年度之租金盈利約為港幣十二億二千二百萬元（二零零二年：港幣十三億二千九百萬元），相對之租金收入約為港幣二十億一千二百萬元（二零零二年：港幣二十億六千八百萬元）。期內，收租物業市場於整體經濟下滑及非典型肺炎疫症影響之情況下而普遍下調，惟集團擁有之主要收租物業大部份均位於鐵路沿線新市鎮中心之零售購物商場，使集團在收租業務方面之表現在逆市中仍能保持平穩。

集團為旗下的物業買家提供樓宇按揭貸款的業務，於本財政年度之盈利約為港幣八千八百萬元（二零零二年：港幣一億二千三百萬元），盈利下降主要是由於按揭息率持續下調及計入壞賬撇數所致。

集團的建築業務主要承做集團旗下發展項目之建造工程，於本財政年度帶來約港幣三千八百萬元的盈利（二零零二年：港幣一千七百萬元）。

集團透過一間附屬公司－中國投資集團有限公司，主要投資於國內基建項目，該公司為集團所帶來的盈利約為港幣一億三千九百萬元（二零零二年：一億四千五百萬元）。此方面的收益下降主要是由於期內交通流量略為下降而使收費公路及橋樑之收益減少所致。

由於肺炎疫症打擊本地旅遊及市民消費意慾，集團酒店業務之營業額下降而房租亦於期內受壓，該業務在本年度之盈利約為港幣三千四百萬元（二零零二年：港幣四千二百萬元）；而集團之百貨業務在本財政年度錄得之盈利亦減少至約港幣一千五百萬元（二零零二年：港幣二千六百萬元）。

集團之其他業務主要包括集團為合作物業項目及第三者擁有之物業項目提供項目管理及物業管理服務之費用收益，亦有包括證券及股票投資之回報。在本財政年度，此方面帶來合共約港幣一億六千七百萬元之溢利（二零零二年：港幣二億零九百萬元）。

資金流動性、財政資源及資本結構

集團截至本財政年度底之銀行淨借貸總額，在扣除銀行存款及現金約港幣二十三億八千三百萬元後，約為港幣九十億三千七百萬元。除一間集團附屬公司之部份銀行借貸外，本集團所有之銀行借貸均無抵押及大部份為有承諾額度。集團截至過往兩個財政年底之銀行借貸及未償還借貸之償還期分別概述如下：

	2003 港幣千元	2002 港幣千元
償還期：		
一年內	**1,545,095**	2,300,483
一年後及兩年內	**5,374,740**	5,237,320
兩年後及五年內	**4,434,979**	4,010,185
五年後	**65,275**	615,275
銀行借貸總額	**11,420,089**	12,163,263
減：銀行存款及現金	**(2,382,794)**	(1,372,177)
銀行淨借貸	**9,037,295**	10,791,086

截至二零零三年六月三十日，集團之股東權益為港幣五百三十八億六千六百萬元（二零零二年（重列）：港幣五百六十七億九千五百萬元），較上財政年底下降百分之五點二。此乃主要由於集團之投資物業重估儲備於期內重估後減值約港幣三十七億六千三百萬元（二零零二年：港幣八億九千八百萬元）。惟本集團財政狀況穩健，資本雄厚而負債則保持於低水平。集團現有充裕之銀行承諾信貸額度，穩定之經常性收入基礎亦帶來持續現金流入，令集團具備充裕之財務資源應付日常業務運作及未來業務擴展之資金需求。

資本與負債比率及財務管理

截至本財政年度年結日，以集團總淨銀行債項相對股東資金比例計算之資本與負債比率為百分之十六點八（二零零二年：百分之十九）。本財政年度之營業溢利為港幣十二億四千三百萬元相對撥作資本性支出前的利息支出港幣三億四千七百萬元之比率為3.6倍（二零零二年：3.4倍）。

本集團之融資及財庫管理事宜均在集團總部集中管理。本集團之銀行借貸主要由駐於香港之國際銀行提供，貸款利息主要按香港銀行同業拆息基準加若干議定之息差計算，故屬浮息性質。集團對金融衍生工具的運用向來抱謹慎態度，並只作管控貸款之利息及外滙風險之用。在適當時候，集團會考慮使用利息掉期工具為部份浮息借貸鎖定短期至中期的息率，以便控制借貸成本。

截至二零零三年六月三十日止，集團已提用之銀行借款共約港幣一百一十四億二千萬元（二零零二年：港幣一百二十一億六千三百萬元）。此外，同母系附屬公司借款約為港幣三十七億零八百萬元（二零零二年：港幣三十七億一千六百萬元）。期內，集團支付之借款利息共為港幣三億四千七百萬元（二零零二年：港幣五億一千八百萬元）。而撥作資本性支出後所計得之融資成本為港幣六千六百萬元（二零零二年：港幣九千八百萬元）。為使集團部份之港元借貸息率可固定於現時之低水平，集團已於期內為部份該等已提用之借款簽訂港元利息掉期合約。

營業額及除稅前溢利
百萬港元


99 00 01 02 03
財政年度

■ 營業額
□ 除稅前溢利

每股盈利及股息
港元


4
3
2
1
0
99 00 01 02 03
財政年度

■ 每股盈利
□ 每股股息

股東權益
十億港元


51.3
59.9
57.2
56.8
53.9
0
99 00 01 02 03
財政年度

集團之融資安排以港幣為主。至於本集團之上市附屬公司－恒基中國集團有限公司－於本財政年度之小部份借貸則以人民幣融資用於國內物業項目。總體而言，本集團之核心業務並無顯著之外滙風險。集團在本財政年度並無簽署任何貨幣對冲合約。

除了一間在中國經營基建業務之集團附屬公司所安排之部份項目融資需向銀行作出抵押外，集團在本財政年度內並無將資產抵押與第三者。

有關重大投資或資產之未來計劃

集團在本年度動用港幣三億八千萬元為集團增購項目，此乃涉及向香港中華煤氣有限公司購入位於煤氣南廠的發展項目之住宅銷售淨額百分之二十七的權益；而集團於去年度則動用港幣四億三千七百萬元收購農地及支付土地用途變更補價之用。

截至二零零三年六月三十日止，集團之資本性承擔額為港幣七十六億零七百萬元（二零零二年：港幣六十四億六千萬元）。集團於期內有多個物業項目建成，因而引致物業發展費用及有關之資本性承擔額顯著減少；而集團在期內的數幅工貿用地獲批准更改為酒店用地，而由於集團於期內決定進行發展該等酒店項目，引至未來發展費用將有所增加。當中，集團截至本財政年度年結日止之承擔項目主要為集團就收購物業及物業發展費用以及向在於香港之外成立之附屬公司及聯營公司提供資金的承擔，分別為港幣三億三千四百萬元（二零零二年：港幣十億二千二百萬元）及港幣二十三億二千七百萬元（二零零二年：港幣二十八億二千五百萬元）。而截至本財政年度年結日止，集團就未來發展等費用已由董事局批准但尚未簽約之承擔額為港幣四十九億四千六百萬元（二零零二年：港幣二十六億一千三百萬元），主要由於土地更改作發展酒店用途。

或然負債

截至二零零三年六月三十日，本集團之或然負債約為港幣四十一億三千八百萬元（二零零二年：港幣四十八億八千一百萬元）。為了支持集團附屬融資公司及某些附屬之營運公司向商業銀行取得信貸額度，本公司需向該等銀行提供擔保。而截至本財政年度年結日止，本公司向銀行提供與已借取之銀行貸款有關之擔保總計為港幣九十六億一千九百萬元（二零零二年：港幣八十九億二千七百萬元）。而截至本財政年度年結日止，本公司為集團之一間聯號公司及若干共同控制公司就物業發展項目融資之銀行借貸而向銀行作出之擔保，其中主要包括國際金融中心一期項目，總計為港幣三十五億二千六百萬元（二零零二年：港幣三十九億六千四百萬元）。

僱員

本集團於二零零三年六月三十日有約6,300名全職聘用之僱員，而於去年六月三十日全職聘用之僱員數目約6,410名。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基中國集團有限公司（「恒基中國」）或其任何附屬公司聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基中國之股份期權，按恒基中國於一九九六年三月十五日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基中國股份。

經恒基數碼科技有限公司（「恒基數碼」）或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼股份期權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基數碼股份。

截至二零零三年六月三十日止年度之僱員總成本為港幣七億五千一百三十萬元。去年度之僱員總成本為港幣七億五千一百七十萬元。

董事局同寅茲向全體股東呈截至二零零三年六月三十日止年度之報告及已審核賬項。

主要業務

本公司乃一投資控股公司，其附屬公司之主要業務包括物業發展、物業租賃、財務、建築工程、基建項目經營、酒店業務、百貨業務、發展計劃管理、物業管理及投資控股。

本集團營業額及對經營溢利之貢獻按業務分部及地區分部之分析已編列於第二百零七頁至第二百零九頁賬項附註十三中。

附屬公司

本公司於二零零三年六月三十日之主要附屬公司資料編列於第二百二十六頁至第二百三十五頁。

集團盈利

本集團截至二零零三年六月三十日止年度之盈利及本公司與本集團在該日之財務狀況，已編列於第一百八十九頁至第二百三十七頁之賬項中。

股息

本公司已於二零零三年四月二十四日派發中期股息每股港幣三角五仙。董事局已建議派發末期股息每股港幣四角五仙，予於二零零三年十二月一日登記在公司股東名冊內之股東。

慈善捐款

本年度集團之慈善捐款為港幣6,370,000元（2002年－港幣2,290,000元）。

固定資產

本年度固定資產之增減詳列於第二百一十頁及第二百一十一頁賬項附註十四中。

銀行借款、透支及其他借款

本公司及本集團於二零零三年六月三十日之銀行借款、透支及其他借款資料詳列於第二百一十六頁賬項附註廿七。

撥充成本賬之利息

本集團截至二零零三年六月三十日止年度內撥充成本賬之利息支出已編列於第二百零三頁賬項附註七(甲)中。

儲備

本年度儲備之增減詳列於第二百一十八頁至第二百二十頁賬項附註卅三至附註卅五中。

集團財務摘要

本集團過去五年之業績、資產及負債摘要詳列於第一百八十五頁。

發展及投資物業

本集團之發展及投資物業詳列於第一百四十二頁至第一百五十八頁。

董事酬金

依照香港公司條例第161條及香港聯合交易所有限公司證券上市規則附錄16第24節而披露之董事酬金資料詳列於第二百二十四頁及第二百二十五頁賬項附註四十一中。

董事

本年度及截至本報告書日期止，本公司之董事為：

執行董事：

李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李鏡禹
馮李煥琼
梁　昇
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
葉盈枝
孫國林

獨立非執行董事：

羅德丞 *(副主席)*
胡寶星
梁希文
李王佩玲
梁雲生 *(羅德丞先生之替代董事)*
胡家驃 *(胡寶星爵士之替代董事)*

非執行董事：

李達民
簡福飴

林高演先生、梁昇先生、劉壬泉先生、何永勳先生、葉盈枝先生及簡福飴先生依照本公司之公司細則第116條於即將召開之股東週年大會上輪值告退，惟願膺選連任。

董事及高層管理人員個人資料

執行董事

李兆基博士，74歲，本公司之創辦人，自1976年出任本公司主席兼總經理，在香港已從事物業發展逾四十五年。李博士亦為恒基兆業發展有限公司之創辦人，並出任該公司主席兼總經理。此外，他亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長及恒基數碼科技有限公司主席、新鴻基地產發展有限公司副主席，以及恒基中國集團有限公司、香港小輪（集團）有限公司及東亞銀行有限公司之董事。根據證券及期貨條例，恒基兆業有限公司、Glorious Asia S.A.、Believegood Limited及Cameron Enterprise Inc.持有本公司之須予披露之股份權益，而李博士為該等公司之董事。李博士為李達民先生及馮李煥琼女士之胞兄、李佩雯小姐、李家傑先生及李家誠先生之父親及李寧先生之岳父。

李家傑先生，40歲，為中國人民政治協商會議全國委員會委員，自1985年出任本公司執行董事及自1993年出任副主席。李先生曾在英國接受教育，於1985年加入時，已主要負責恒基地產集團於中國之業務發展。李先生亦為恒基中國集團有限公司之董事長及總裁、恒基兆業有限公司（「恒兆」）及恒基兆業發展有限公司副主席、恒基數碼科技有限公司執行董事及香港中華煤氣有限公司董事。根據證券及期貨條例，恒兆持有本公司之須予披露之股份權益，而李先生為該公司之董事。李先生為李兆基博士之兒子、李佩雯小姐之胞弟、李家誠先生之胞兄及李寧先生之內弟。

林高演先生，52歲，於1982年加入本公司，並自1985年出任本公司執行董事及自1993年出任副主席。林先生持有香港大學理學士（榮譽）學位，具有超過三十年銀行及物業發展經驗。林先生亦為香港小輪（集團）有限公司主席、恒基兆業發展有限公司副主席、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事及香港中華煤氣有限公司及美麗華酒店企業有限公司之董事。根據證券及期貨條例，Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司及Believegood Limited持有本公司之須予披露之股份權益，而林先生為該等公司之董事。

李鏡禹先生，77歲，自1976年出任本公司執行董事。於1973年本公司之母公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾四十五年。李先生亦為恒基兆業發展有限公司及恒基中國集團有限公司之執行董事。根據證券及期貨條例，Glorious Asia S.A.、Believegood Limited及Cameron Enterprise Inc.持有本公司之須予披露之股份權益，而李先生為該等公司之董事。

馮李煥琼女士，65歲，自1976年出任本公司執行董事。馮女士於1974年加入本公司之母公司恒基兆業有限公司（「恒兆」）任職司庫，並自1979年出任恒兆執行董事。馮女士現為恒兆、恒基地產、恒基發展及恒基中國等集團之總司庫。根據證券及期貨條例，Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒兆、Glorious Asia S.A.、Believegood Limited及Cameron Enterprise Inc.持有本公司之須予披露之股份權益，而馮女士為該等公司之董事。馮女士為李兆基博士及李達民先生之胞妹。

梁昇先生，66歲，自1985年出任本公司執行董事，具有超過三十五年物業發展經驗。梁先生亦為恒基中國集團有限公司之執行董事。

劉壬泉先生，57歲，自1987年出任本公司執行董事，具有超過三十年銀行、財務及投資經驗。劉先生亦為恒基兆業發展有限公司之執行董事及香港小輪（集團）有限公司及美麗華酒店企業有限公司之董事。

李寧先生，46歲，自1992年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業發展有限公司執行董事及香港小輪（集團）有限公司董事。李先生為李兆基博士之女婿、李佩雯小姐之配偶及李家傑先生及李家誠先生之姐夫。

李家誠先生，32歲，為中國人民政治協商會議廣西壯族自治區第九屆委員會委員，自1993年出任本公司執行董事，曾在加拿大接受教育。李先生亦為恒基兆業有限公司（「恒兆」）、恒基兆業發展有限公司、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事，以及香港中華煤氣有限公司之董事。根據證券及期貨條例，恒兆及Believegood Limited持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之兒子、李佩雯小姐及李家傑先生之胞弟及李寧先生之內弟。

郭炳濠先生，51歲，於1987年加入本公司，並自1993年出任本公司執行董事。郭先生持有理學（工程）學士學位、理學（行政管理學）碩士學位及測量學（房地產發展）深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業發展有限公司及恒基中國集團有限公司之執行董事。



將軍澳市74號地段

此項目由集團持有25%權益，將有一幢多層住宅大廈建於4層商業平台之上，總樓面面積約320,000平方呎。上蓋工程正在進行中，發展預計於2005年前完成。

何永勳先生，70歲，自1997年出任本公司執行董事。彼於1975年加入恒基兆業有限公司，並具有超過四十五年管理物業投資及發展經驗，專長於會計、稽核及税務之運作。何先生亦為恒基兆業發展有限公司及恒基中國集團有限公司之執行董事。

葉盈枝先生，54歲，於1996年加入本公司為集團公司秘書，並自1997年出任本公司執行董事。葉先生亦為恒基數碼科技有限公司執行董事。他畢業於香港大學及倫敦經濟學院，並為律師及執業會計師。葉先生具有超過二十五年之公司財務，企業及投資管理經驗。

孫國林先生，56歲，於1997年加入本公司，並自2002年1月出任本公司執行董事。孫先生亦為恒基兆業發展有限公司之執行董事。孫先生為香港物業管理公司協會會長、香港地產行政學會執行委員及香港地產建設商會個人會員，具有超過三十年物業管理經驗。

獨立非執行董事

羅德丞先生，大紫荊勳賢，68歲，於1997年7月獲頒發大紫荊勳章，自1981年出任本公司董事及副主席。羅先生為執業律師，亦為太古股份有限公司董事，曾任香港基本法諮詢委員會副主席，自一九九三年七月任香港特別行政區籌備委員會預備工作委員會委員及自一九九五年十二月任香港特別行政區籌備委員會委員。

胡寶星爵士，74歲，自1981年出任本公司董事，亦是胡關李羅律師行之顧問，亦為恒基兆業發展有限公司及新鴻基地產發展有限公司之董事。他持有香港及英國執業律師資格，並為英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名銜，並應天津南開大學之邀出任名譽教授。胡爵士於2000年成為香港管理專業協會會士。彼亦為香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」之創辦人。胡爵士亦於城市大學設立了「胡寶星中國法與比較法講座教授」。根據證券及期貨條例，恒基兆業有限公司持有本公司之須予披露之股份權益，而胡爵士為該公司之董事。胡爵士為胡家驃先生之父親。

梁希文先生，69歲，自1981年出任本公司董事。梁先生為特許測計師，亦為恒基兆業發展有限公司、香港小輪(集團)有限公司及香港中華煤氣有限公司之董事。

李王佩玲女士，54歲，自1996年出任本公司董事。李太為執業律師，亦是英格蘭及威爾斯特許會計師公會資深會員。李氏熱心公益服務，現為多個法定、顧問及上訴委員會成員。

梁雲生先生，58歲，自1986年出任羅德丞先生之替代董事。梁先生為執業律師。

胡家驃先生，41歲，自2000年7月出任胡寶星爵士之替代董事。胡先生亦為恒基數碼科技有限公司獨立非執行董事。他為洛希爾父子(香港)有限公司(「洛希爾父子」)之董事。彼持有英國牛津大學法理學碩士學位，並為英格蘭及威爾斯、香港特別行政區及澳洲之執業律師。在加入洛希爾父子之前，胡先生曾任胡關李羅律師行的公司企業融資部之合夥人，現為該律師行之顧問。胡先生為胡寶星爵士之兒子。

非執行董事

李達民先生，66歲，自1976年出任本公司董事，從事本港地產發展逾二十五年。李先生亦為恒基兆業發展有限公司之執行董事。根據證券及期貨條例，Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司、Glorious Asia S.A.及Cameron Enterprise Inc.持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之胞弟及馮李煥琼女士之胞兄。

簡福飴先生，67歲，自1997年出任本公司董事，簡先生於1997年6月出任恒基中國集團有限公司執行董事，直至2003年2月轉任該公司之非執行董事。簡先生為大律師，亦為香港測量師學會、英國皇家特許測量師學會及特許仲裁人員學會資深會員，彼於產業測量方面有多年經驗。

高層管理人員

劉智強太平紳士，54歲，於1981年加入本公司，現任地產策劃部總經理。彼為英國皇家測量師學會資深會員、香港測量師學會資深會員及政府認可人仕，具有超過三十一年之物業發展經驗。劉先生為恒基兆業發展有限公司執行董事。彼於2001年獲香港特別行政區政府委任為太平紳士。

李佩雯小姐，42歲，於1984年加入本公司，現任租務市場拓展部總經理。李小姐持有英國倫敦大學文學士(榮譽)學位，具有超過十九年之市場發展經驗。李小姐為李兆基博士之女兒、李寧先生之配偶及李家傑先生及李家誠先生之胞姊。

張炳強先生，48歲，於1992年加入本公司，現任營業部總經理。張先生持有英國倫敦大學文學士(榮譽)學位，為特許估價測量師及加拿大認可估價師，在香港、中國及加拿大之地產發展、物業代理及專業測計業務，具有超過二十五年經驗。張先生為恒基兆業發展有限公司執行董事。



東涌—東薈城

此集團自佔 20% 權益之購物商場為東涌站發展計劃（第一期）之部份建成物業，為鄰近香港國際機場的東涌新市鎮內居民提供一個購物消閒地點。

披露權益資料

董事於股份之權益

於二零零三年六月三十日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股 *(除文義另有所指外)*

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1			1,122,938,300		1,122,938,300	65.21
	李家傑	1				1,122,938,300	1,122,938,300	65.21
	李家誠	1				1,122,938,300	1,122,938,300	65.21
	李 寧	1		1,122,938,300			1,122,938,300	65.21
	李達民		748,000				748,000	0.04
	羅德丞		11,000				11,000	0.00
	李王佩玲		30,000				30,000	0.00
	簡福飴	2		24,000			24,000	0.00
	李鏡禹	3	26,400	16,500	19,800		62,700	0.00
	馮李煥琼		1,000,000				1,000,000	0.06
	梁 昇		85,600				85,600	0.00
	何永勳		100				100	0.00
	胡家驃	4		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	5	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	5				2,075,859,007	2,075,859,007	73.68
	李家誠	5				2,075,859,007	2,075,859,007	73.68
	李 寧	5		2,075,859,007			2,075,859,007	73.68
	李達民		6,666				6,666	0.00
	羅德丞		404,375				404,375	0.01
	李鏡禹	6	959,028	42,711			1,001,739	0.04
	梁 昇		150,000				150,000	0.01
	何永勳		1,100				1,100	0.00
恒基中國集團有限公司	李兆基	7			325,133,977		325,133,977	65.45
	李家傑	7				325,133,977	325,133,977	65.45
	李家誠	7				325,133,977	325,133,977	65.45
	李 寧	7		325,133,977			325,133,977	65.45
	胡家驃		544,802				544,802	0.11
恒基數碼科技有限公司	李兆基	8	173,898		4,244,996,094		4,245,169,992	84.90
	李家傑	8				4,244,996,094	4,244,996,094	84.90
	李家誠	8				4,244,996,094	4,244,996,094	84.90
	李 寧	8		4,244,996,094			4,244,996,094	84.90
	李達民		33				33	0.00
	羅德丞		2,021				2,021	0.00
	林高演		55				55	0.00
	李鏡禹	9	4,795	588			5,383	0.00
	梁 昇		750				750	0.00
	何永勳		5				5	0.00

普通股 *(除文義另有所指外)(續)*

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港中華煤氣有限公司	李兆基	10	3,226,174		2,157,017,776		2,160,243,950	38.28
	李家傑	10				2,157,017,776	2,157,017,776	38.22
	李家誠	10				2,157,017,776	2,157,017,776	38.22
	李　寧	10		2,157,017,776			2,157,017,776	38.22
香港小輪(集團)有限公司	李兆基	11	7,799,220		111,636,090		119,435,310	33.52
	李家傑	11				111,636,090	111,636,090	31.33
	李家誠	11				111,636,090	111,636,090	31.33
	李　寧	11		111,636,090			111,636,090	31.33
	林高演		150,000				150,000	0.04
	馮李煥琼		465,100				465,100	0.13
	梁希文		2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	12			252,169,250		252,169,250	43.69
	李家傑	12				252,169,250	252,169,250	43.69
	李家誠	12				252,169,250	252,169,250	43.69
	李　寧	12		252,169,250			252,169,250	43.69
	簡福飴	13		20,000			20,000	0.00
	胡寶星	14	2,705,000		2,455,000		5,160,000	0.89
恒基兆業有限公司	李兆基	15			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	16			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	17	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	15				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	16				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	17				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	15				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	16				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	17				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李　寧	15		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李　寧	16		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李　寧	17		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00

普通股 *(除文義另有所指外)(續)*

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Angelfield Investment Limited	林高演	18			1		1	50.00
Best Homes Limited	李兆基	19			26,000		26,000	100.00
	李家傑	19				26,000	26,000	100.00
	李家誠	19				26,000	26,000	100.00
	李　寧	19		26,000			26,000	100.00
中國投資集團有限公司	胡家驃	20			16,000		16,000	5.33
精威置業有限公司	梁希文	21			5,000		5,000	4.49
	胡寶星	22			3,250		3,250	2.92
威永投資有限公司	李家傑	23			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼		2,000				2,000	20.00
盈基發展有限公司	馮李煥琼		50				50	5.00
興輝置業有限公司	李家傑	24			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	25			100		100	100.00
	李家傑	25				100	100	100.00
	李家誠	25				100	100	100.00
	李寧	25		100			100	100.00
利士運發展有限公司	羅德丞	26			1		1	16.67

普通股 *(除文義另有所指外)(續)*

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
美福發展有限公司	李家傑	27			3,050*	3,050*	3,050	33.33
寶麟發展有限公司	李家傑	28			5	5	10	100.00
Pettystar Investment Limited	李兆基	29			3,240		3,240	80.00
	李家傑	29				3,240	3,240	80.00
	李家誠	29				3,240	3,240	80.00
	李　寧	29		3,240			3,240	80.00
寶翠置業有限公司	梁希文	30			40		40	2.00
Quickcentre Properties Limited	李家傑	31			1	1	2	100.00
兆誠國際有限公司	李家傑	32			25	75	100	100.00
先着置業有限公司	馮李煥琮		1				1	5.00
	梁　昇		2				2	10.00

* *敘述同一股份*

東涌－海堤灣畔

此乃本集團佔 20% 權益之東涌站發展計劃(第一期)中之部份住宅物業。整個發展項目之住宅部份建有 4 幢住宅大樓及會所設施,總樓面面積約 1,196,000 平方呎,並已於 2002 年初建成。



認購股份期權計劃

(i) 恒基數碼科技有限公司

本公司股東於二零零零年十二月四日批准本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)兩項認購股份期權計劃：首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)及認購股份期權計劃(「恒基數碼認購股份期權計劃」)(統稱「該等恒基數碼計劃」)，概要如下：

(一) 目的

設立恒基數碼首次認購股份期權計劃之目的在於認同參與人對恒基數碼集團之發展及/或恒基數碼股份在香港聯合交易所有限公司(「聯交所」)創業板上市作出之貢獻。

設立恒基數碼認購股份期權計劃目的在於以股份期權作為獎勵，協助恒基數碼集團招聘及挽留優秀行政人員及僱員為恒基數碼集團效力。

(二) 參與人

在恒基數碼股份於二零零零年七月十四日在創業板上市(「上市日」)前，恒基數碼根據恒基數碼首次認購股份期權計劃，於二零零零年六月二十八日授出可認購32,000,000股恒基數碼股份之股份期權。

根據恒基數碼認購股份期權計劃，恒基數碼可向恒基數碼集團之任何執行董事及全職僱員授予可認購恒基數碼股份之股份期權。

(三) 可予認購之最高恒基數碼股份總數

根據恒基數碼首次認購股份期權計劃，授出之股份期權可予認購恒基數碼股份之最高數目為32,000,000股，其中可認購4,350,000股恒基數碼股份之股份期權已告作廢。恒基數碼不會於上市日後，根據恒基數碼首次認購股份期權計劃授出股份期權。

根據恒基數碼認購股份期權計劃及恒基數碼任何其他認購股份期權計劃授出之股份期權，可以發行最多不得超過恒基數碼不時已發行股份總數的30%之股份(不包括(i)根據恒基數碼認購股份期權計劃及恒基數碼任何其他認購股份期權計劃所發行的恒基數碼股份；及(ii)有關(i)項所述恒基數碼股份可享有按比例進一步發行恒基數碼股份的權利)。

(四) 每名參與人可獲授權益上限

根據該等恒基數碼計劃，倘任何一名參與人悉數行使其獲授予之股份期權時，會導致該參與人有權認購之最高股份總數超過根據該等恒基數碼計劃已發行及可發行之恒基數碼股份總數之25%，則不可向該位參與人授出股份期權。

(五) 行使股份期權之最短及最長期限

根據該等恒基數碼計劃，股份期權可於恒基數碼董事局通知各承授人之期間內，遵照各計劃之條款隨時行使，而該期間必須以接納股份期權之日期起計不得少於三年及不得多於十年。

(六) 接納股份期權須付之款額

根據該等恒基數碼計劃，承授人須於要約授出股份期權之日(「要約日」)起計28日內接納股份期權時向恒基數碼支付港幣1.00元的代價。

(七) 認購價之釐定基準

根據恒基數碼首次認購股份期權計劃，恒基數碼股份之每股認購價為港幣1.25元，即恒基數碼首次公開售股時提呈恒基數碼股份供公眾人士認購之價格。

根據恒基數碼認購股份期權計劃，恒基數碼股份之每股認購價將由恒基數碼董事局釐定，但將為以下三者中之最高者：

(i) 恒基數碼股份於要約日(必須為營業日)在聯交所每日報價表所列報之收市價；

(ii) 恒基數碼股份於要約日之前五個營業日在聯交所每日報價表所列報之平均收市價；及

(iii) 恒基數碼股份之面值。

(八) 該等恒基數碼計劃尚餘有效期

恒基數碼不會於上市日後，根據恒基數碼首次認購股份期權計劃授出股份期權。在上市日前根據恒基數碼首次認購股份期權計劃授出之股份期權，可在不遲於上市日起計四年行使。

恒基數碼認購股份期權計劃之有效期為由二零零零年六月二十八日起計十年，而有效期後將不再授出股份期權。

(ii) 恒基中國集團有限公司

於一九九六年三月十五日舉行之本公司附屬公司恒基中國集團有限公司(「恒基中國」)之股東特別大會上，恒基中國之認購股份期權計劃(「恒基中國認購股份期權計劃」)獲批准及採納，概要如下：

(一) 目的

設立恒基中國認購股份期權計劃目的在於向恒基中國集團執行董事及僱員授出股份期權以作為獎勵。

(二) 參與人

根據恒基中國認購股份期權計劃，恒基中國可向恒基中國集團之執行董事及僱員授予可認購恒基中國股份之股份期權。

(三) 可予認購之最高恒基中國股份總數

根據恒基中國認購股份期權計劃及恒基中國任何其他認購股份期權計劃可能會授出之股份期權而可予認購之恒基中國股份(包括因行使股份期權而發行之恒基中國股份及當時尚未行使之股份期權可認購之恒基中國股份)，最多不得超過恒基中國不時之已發行股本(不包括根據恒基中國認購股份期權計劃而發行之恒基中國股份)10%之股份數目。

（四） 每名參與人可獲授權上限

倘任何一名參與人悉數行使其獲授予之股份期權時，會導致該名參與人有權認購之最高股份總數超過根據恒基中國認購股份期權計劃已發行及可發行之恒基中國股份總數之25%，則不得向該名參與人授出股份期權。

（五） 行使股份期權之最短及最長期限

根據恒基中國認購股份期權計劃，股份期權可於恒基中國董事局通知各承授人之期間內，遵照有關條款隨時行使。股份期權可於接納授予之日期起計六個月（「開始日期」）後行使，但不可遲於開始日期起計三年或二零零六年三月十四日（以較早者為準）。

（六） 接納股份期權須付之款額

承授人須於授出股份期權之日（「要約日」）起計二十八日內接納股份期權時向恒基中國支付港幣1.00元的代價。

（七） 認購價之釐定基準

恒基中國股份之每股認購價由恒基中國董事局釐定，但將為以下兩者中之較高者：

(i) 不少於要約日之前五個交易日恒基中國股份在香港聯合交易所有限公司之平均收市價之80%；或

(ii) 恒基中國股份之面值。

（八） 尚餘有效期

恒基中國認購股份期權計劃之有效期為由一九九六年三月十五日起計十年，而有效期後將不再授出股份期權。





屯門—愛琴海岸

此集團持有25%權益之發展項目共興建7幢29層高之住宅大廈，設有商場及幼稚園之兩層商業平台，及提供1,038個車位之兩層地庫停車場，總樓面面積約1,250,000平方呎，已於2002年9月完成。



新蒲崗—宏基中心
此集團持有100%權益之24層高的工業大廈，提供總樓面面積約150,000平方呎。

購買股份或債券之安排

認購附屬公司股份之股份期權

(i) 恒基數碼科技有限公司

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之股份期權，可按恒基數碼之首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)之規定及條款，認購恒基數碼股份。於二零零三年六月三十日，該等董事分別擁有恒基數碼股份期權之權益如下：

董事姓名	於二零零二年七月一日可認購股份數目	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份數目
李兆基	2,400,000	—	—	2,400,000
林高演	1,200,000	—	—	1,200,000
李家傑	1,200,000	—	—	1,200,000
李家誠	1,200,000	—	—	1,200,000
葉盈枝	1,200,000	—	—	1,200,000
郭炳濠	600,000	—	—	600,000
李　寧	400,000 (註33)	—	—	400,000
何永勳	400,000	—	—	400,000
孫國林	400,000	—	—	400,000

恒基數碼僱員尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數
28/06/2000	1,250,000	—	—	1,850,000*

其他參與人尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數
28/06/2000	17,500,000	—	100,000	16,800,000*

* 此調整數目乃由於認購600,000股恒基數碼股份之股份期權，由「其他參與人」轉列於「僱員」類別內。

上述董事、僱員及其他參與人按恒基數碼首次認購股份期權計劃之規定及條款，將可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼之認購股份期權計劃(「恒基數碼認購股份期權計劃」)行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數
04/10/2000	100,000	—	—	100,000

恒基數碼之僱員按恒基數碼認購股份期權計劃之規定及條款，將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納股份期權之日)起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

於二零零三年六月三十日，恒基數碼根據恒基數碼首次認購股份期權計劃授予認購合共27,650,000股及根據恒基數碼認購股份期權計劃授予認購合共100,000股恒基數碼股份之股份期權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等股份期權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
恒基數碼首次認購股份期權計劃		
董事	9	9,000,000
僱員	4	1,850,000
其他參與人	41	16,800,000
	54	27,650,000
恒基數碼認購股份期權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零三年六月三十日止年度內概無按恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

(ii) 恒基中國集團有限公司

下列本公司董事獲授本公司之附屬公司恒基中國集團有限公司(「恒基中國」)之股份期權，可按恒基中國之認購股份期權計劃(「恒基中國認購股份期權計劃」)之規定及條款，認購恒基中國股份。於二零零三年六月三十日，該等董事分別擁有恒基中國股份期權之權益如下：

董事姓名	授予日期	於二零零二年七月一日可認購股份數目	認購期	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份數目
林高演	21/02/2001	1,500,000	21/08/2001－20/08/2004	—	—	1,500,000
李家傑	02/05/2001	1,500,000	02/11/2001－01/11/2004	—	—	1,500,000

恒基中國僱員尚未按恒基中國認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	認購期	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數目
12/12/2000	1,000,000	28/06/2001－27/06/2004	—	—	1,000,000

上述董事及恒基中國之僱員按恒基中國認購股份期權計劃之規定及條款，將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份股份期權。

於二零零三年六月三十日，恒基中國根據恒基中國認購股份期權計劃授予認購合共4,000,000股之恒基中國股份之股份期權尚未獲行使，總計約佔恒基中國現時已發行股本0.8%。該等股份期權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
董事	2	3,000,000
僱員	1	1,000,000
	3	4,000,000

恒基中國於二零零三年六月三十日止年度內概無按恒基中國認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於年度內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。



深水涉一嘉裕居

此集團持有100%權益之住宅大廈樓高23層，建有總樓面面積約39,000平方呎。

主要股東及其他人士權益

於二零零三年六月三十日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	1,122,938,300	65.21
Riddick (Cayman) Limited (附註1)	1,122,938,300	65.21
Hopkins (Cayman) Limited (附註1)	1,122,938,300	65.21
恒基兆業有限公司 (附註1)	1,122,745,800	65.19
Glorious Asia S.A. (附註1)	538,437,300	31.27
Believegood Limited (附註1)	222,045,300	12.89
主要股東以外之人士：		
Cameron Enterprise Inc. (附註1)	145,090,000	8.42

附註：

1 此等股份中，(i)570,743,800股由恒基兆業有限公司(「恒兆」)擁有；(ii)恒兆之全資附屬先樂置業有限公司及Mightygarden Limited分別擁有7,092,000股及870,100股；(iii)Glorious Asia S.A.之全資附屬Believegood Limited、Cameron Enterprise Inc.、Prosglass Investment Limited、Fancy Eye Limited及Spreadral Limited分別擁有222,045,300股、145,090,000股、61,302,000股、55,000,000股及55,000,000股，而Glorious Asia S.A.為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣36.72%，恒基兆業地產有限公司(「恒地」)持有恒發73.48%，而恒兆則持有恒地65.19%；及(v)192,500股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited (「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有此等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

2 此股份由簡福飴先生之妻子擁有。

3 此16,500股由李鏡禹先生之妻子擁有及19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

4 此股份由胡家驃先生之妻子擁有。

5 此等2,075,859,007股股份中，(i)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股；及(ii)5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生(列載於附註1)及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

6 此42,711股由李鏡禹先生之妻子擁有。

7 此等股份中，恒地全資擁有之Brightland Enterprises Limited之全資附屬Primeford Investment Limited、Timsland Limited及Quantum Overseas Limited分別擁有175,000,000股、75,233,977股及74,900,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地（列載於附註1）及恒基中國集團有限公司（「恒中」）的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

8 此等4,244,996,094股股份中，(i)902,700,000股由煤氣投資有限公司之全資附屬Technology Capitalization Limited擁有，煤氣投資有限公司為煤氣全資擁有；(ii)3,333,213,616股由Best Selection Investments Limited之全資附屬Felix Technology Limited擁有，Best Selection Investments Limited為恒發全資擁有；(iii)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有4,014,271股、1,816,644股、1,714,027股、1,086,250股及423,211股；及(iv)28,075股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒發、恒地及富生（列載於附註1、5及10）及恒基數碼科技有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

9 此588股由李鏡禹先生之妻子擁有。

10 此等2,157,017,776股股份中，(i)恒發全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司、Medley Investment Limited及Macrostar Investment Limited分別擁有1,159,024,597股、484,225,002股及429,321,946股；(ii)3,966,472股由恒兆之全資附屬Mightygarden Limited擁有；及(iii)80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生（列載於附註1及5）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

11 此等111,636,090股股份中，(i)恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii)41,436,090股由恒發全資擁有之Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註5）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

12 此等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及72,435,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註5）及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

13 此股份由簡福飴先生之妻子擁有。

14 此2,455,000股由胡寶星爵士擁有50%之芳芬有限公司擁有。

15 Hopkins作為單位信託之受託人持有此等股份。

16 Hopkins作為單位信託之受託人持有此等股份。

17 此15,000,000股由富生擁有。

18 此股份由林高演先生擁有99%之宏鉅投資有限公司持有。

19 此等股份中，(i)10,400股由恒地擁有；(ii)2,600股由恒兆擁有；及(iii)13,000股由Manifest Investments Limited擁有之Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份，Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

20 此股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

21 此股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

22 此股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

23 此股份中，(i)5,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)5,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

24 此股份中，(i)4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

25 此股份中，(i)80股由恒地之全資附屬達榮發展有限公司擁有；(ii)10股由恒兆之全資附屬恒基財務有限公司擁有；及(iii)Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有5股。

26 此股份由羅德丞先生擁有50%之寶城香港物業有限公司擁有。

27 此股份由Quickcentre Properties Limited擁有，而李家傑先生全資擁有之Applecross Limited與恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司各擁有Quickcentre Properties Limited 50%。

28 此股份中，(i)5股由李家傑先生全資擁有之恒建發展有限公司擁有；及(ii)5股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

29 此股份中，(i)3,038股由恒地擁有；及(ii)202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

30 此股份由梁希文先生全資擁有之Golovanov Investment Limited擁有。

31 此股份中，(i)1股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)1股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

32 此股份中，(i)25股由李家傑先生全資擁有之泰基國際有限公司擁有；及(ii)75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

33 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之股份期權。





元朗－蝶翠峰

此為集團佔44%權益之發展項目，分四期興建16幢住宅樓宇，總樓面面積約1,140,000平方呎。整個發展項目已於2002年12月建成。

合約權益及關連交易

本集團在本年度內曾與下文所述之人士（即就香港聯合交易所有限公司（「香港聯交所」）證券上市規則（「上市規則」）而言屬「關連人士」）達成交易及安排：

（一）(i) 根據一項於一九九六年三月十五日所訂協議之條款，本集團同意按恒基中國集團有限公司（「恒基中國」）不時之要求向恒基中國提供財務、行政及會計服務，而恒基中國須向本集團償付該等服務之成本費用。截至二零零三年六月三十日止年度，恒基中國就上述服務向本集團支付之款項約為港幣二百萬元。

(ii) 有關本集團在分拆中國之物業發展及物業投資業務而轉讓予恒基中國之若干直接或間接之中國物業權益，根據本集團及恒基中國於一九九六年三月十五日訂立之賠償保證契據，本集團已同意如因中國所得税及土地增值税導致恒基中國出現任何減值時向恒基中國作出賠償。該兩項税務賠償保證最高金額估計分別約為港幣二十五億八千三百萬元及港幣十九億二千一百萬元。於二零零三年六月三十日，就有關之所得税及土地增值税之賠償保證金額累計分別約港幣二億九千一百六十萬元及港幣一百四十萬元。

(iii) 本公司一全資附屬公司恒基兆業地產代理有限公司不時貸款予恒基兆業發展有限公司一全資附屬公司恒基兆業發展財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，恒基兆業發展財務有限公司欠恒基兆業地產代理有限公司款項約為港幣二億零二百四十萬元。

(iv) 恒基兆業有限公司一全資附屬公司恒基財務有限公司不時貸款予恒基兆業發展財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，恒基兆業發展財務有限公司並無欠恒基財務有限公司任何款項。

(v) 恒基財務有限公司不時貸款予本公司附屬公司恒基兆業地產代理有限公司、財峯有限公司、昌祺發展有限公司及培利發展有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，恒基兆業地產代理有限公司、財峯有限公司、昌祺發展有限公司及培利發展有限公司欠恒基財務有限公司之款項分別約為港幣七億二千五百八十萬元、港幣四千三百七十萬元、港幣二千六百一十萬元及港幣一億二千五百三十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(vi) 恒基兆業有限公司一全資附屬公司Glorious Asia S.A.不時貸款予本公司一全資附屬公司West Chelsea Holdings Co. Limited，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，West Chelsea Holdings Co. Limited欠Glorious Asia S.A.之款項約為港幣二十四億八千七百五十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(vii) 恒基兆業地產代理有限公司不時貸款予恒基中國一全資附屬公司恒基（中國）財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，恒基（中國）財務有限公司欠恒基兆業地產代理有限公司款項約為港幣六億三千八百七十萬元。

(viii) West Chelsea Holdings Co. Limited不時貸款予恒基中國一全資附屬公司Hiram Assets Limited，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，Hiram Assets Limited欠West Chelsea Holdings Co. Limited款項約為港幣八百八十萬元。

(ix) 恒基財務有限公司不時貸款予恒基(中國)財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，恒基(中國)財務有限公司欠恒基財務有限公司款項約為港幣七千一百萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(x) Glorious Asia S.A.不時貸款予Hiram Assets Limited，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，Hiram Assets Limited欠Glorious Asia S.A.款項約為港幣五百九十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(xi) 恒基兆業地產代理有限公司不時貸款予恒基中國一附屬公司兆誠國際有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，兆誠國際有限公司欠恒基兆業地產代理有限公司款項約為港幣一億八千一百四十萬元。

(xii) 恒基財務有限公司不時貸款予兆誠國際有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時，兆誠國際有限公司欠恒基財務有限公司款項約為港幣二億二千二百六十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(xiii) 恒基兆業有限公司及恒基兆業發展有限公司與本公司之兩間全資附屬公司，恒基兆業地產代理有限公司及裕民建築有限公司為管理及發展恒基兆業有限公司集團及恒基兆業發展有限公司集團之物業而訂立之管理及建築合約於年結日仍然有效。

(二) 於一九九八年六月二十二日舉行之本公司股東特別大會中，本公司之獨立股東以普通決議案形式批准(其中包括)本集團向恒基兆業有限公司一全資附屬公司昌勇有限公司提供租賃代理及物業管理服務(「持續關連交易」)，該公司所持股份擁有新都城中心及上水中心之商業發展部份及車位之權益。而本集團就獨立股東批准之持續關連交易所收取之費用將不超過每年港幣四千五百萬元。持續關連交易乃按正常商業條款進行。截至二零零三年六月三十日止年度，集團就持續關連交易所收取之費用共約為港幣二千九百萬元。

本公司已獲香港聯交所豁免須嚴格遵守適用於持續關連交易之上市規則規定，惟須遵照下列之準則進行：

(i) (a) 本集團在一般及日常業務過程中進行持續關連交易，且本集團每年就此收取之總款額不得超過港幣四千五百萬元；

(b) 持續關連交易將按對獨立股東而言乃屬公平合理之正常商業條款進行；及

(c) 持續關連交易之詳情根據上市規則第14.25(1)(A)至(D)條於本公司在下一期起刊發之年報內予以披露；

(ii) 本公司之獨立非執行董事委員會將按年審閱持續關連交易，並在本公司之年報內確認持續關連交易是否按上文第(i)段所述方式進行；

(iii) 本公司之核數師將按年審閱持續關連交易，並致函董事及向香港聯交所提供有關副本，確認持續關連交易：(a)乃經董事局批准進行；(b)乃按本公司有關期間之年報所述之訂價政策進行；及(c)乃按持續關連交易之協議條款進行，或如無該等協議，則按對本集團而言不遜於提供予(或如適用，提供自)獨立第三者之條款進行。

本公司之獨立非執行董事委員會已審閱持續關連交易，並確認本集團進行之持續關連交易乃符合上文第(i)段所述香港聯交所授予豁免之條件。

本公司之核數師亦已審閱持續關連交易，並確認持續關連交易乃按上文第(iii)段所述方式進行。

李兆基博士、李家傑先生及李家誠先生為本公司之附屬公司恒基兆業發展有限公司及恒基中國及本公司之最終控股公司恒基兆業有限公司之董事(其利益於「披露權益資料」一項中更詳盡敘述)及李寧先生為本公司之附屬公司恒基兆業發展有限公司之董事(其利益於「披露權益資料」一項中更詳盡敘述)，被視為對上述(一)及(二)項交易及合約有利益關係。李家傑先生為兆誠國際有限公司之董事及間接股東，被視為對上述(一)(xi)及(xii)項交易有進一步利益關係。

(三) 李家傑先生透過彼擁有或控制之公司於五間恒基中國擁有權益之公司中佔有權益，恒基中國透過該五間公司兆誠國際有限公司、寶麟發展有限公司、Quickcentre Properties Limited、威永投資有限公司及興輝置業有限公司持有五個項目之權益。該五個項目分別為北京恒基中心、上海不夜城廣場、延安西路433號地塊、宛平南路470號地塊及恒豐路406-2號、406-3號及406-4號地塊。就該五個項目之有關公司中，李先生分別佔有25%、50%、50%、50%及40%權益，餘下權益由恒基中國集團成員公司擁有。李家傑先生為本公司之董事。

李家傑先生同意根據其於該等公司之股本權益貸款及已提供貸款予該等公司。恒基中國與李家傑先生於一九九六年三月十五日訂立之一項協議，規定雙方所有現時及未來向該等公司貸出之墊款均為無抵押，並須按照相同之條款及同一息率或不收取利息而提供。於二零零三年六月三十日，李家傑先生向恒基中國集團之非全資附屬公司及聯營公司墊支之款項分別為港幣四億一千四百四十萬元及港幣六億六千四百三十萬元，而就該等墊支之款項須向李家傑先生支付利息合共約為港幣一千七百九十萬。

(四) 於本年度內，恒基兆業發展有限公司一附屬公司曾貸款予忠港發展有限公司。鄭啟文先生擁有該公司50%權益，其餘50%權益則由一恒基兆業發展有限公司之附屬公司擁有，而本公司主席李兆基博士乃鄭啟文先生之岳父。該附屬公司及鄭啟文先生按各佔股本權益貸款予該公司，該等貸款按一般商業條款計算利息及無抵押，並須在要求時即時償還。

(五) 於本年度內，本集團曾貸款予下列非全資附屬公司及聯營公司作無抵押營運資金，全部款項皆可要求即時償還：

財峯有限公司
威永投資有限公司
盈基發展有限公司
恒新石業有限公司
豐收發展有限公司
福海投資有限公司
忠港發展有限公司
興輝置業有限公司
寶麟發展有限公司
Quickcentre Properties Limited
兆誠國際有限公司

本公司或其附屬公司之若干董事擁有上述公司權益。本集團及該等董事之聯繫人按各佔股本權益貸款予該等公司。本集團及該等董事之聯繫人為上述個別公司提供之貸款同為不收取利息或雙方均按一般商務及同等條件計算利息。

除上述披露外，在年結日或本年度內任何時間，本公司、其任何控股公司、附屬公司或同系附屬公司，均無訂立任何令本公司董事享有重大權益之重要合約。

董事於競爭業務上之權益

根據上市規則第8.10條，本公司董事在截至二零零三年六月三十日止年度及於該日擁有與本集團的業務構成競爭之業務權益如下：

本公司主席李兆基博士及本公司董事李家傑先生、李家誠先生及李寧先生於從事香港及中國物業投資及發展之公司出任董事及／或被視為擁有權益。該等可能在業務上與本集團構成競爭之公司涉及不同類型及／或地區之物業發展及投資，然而，集團及該等公司乃按各自利益獨立地經營本身業務。

服務合約

各董事並無與本公司或其任何附屬公司訂立任何服務合約規定僱主不可在一年內終止其服務，除非作出賠償(法定賠償除外)。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

主要客戶及供應商

截至二零零三年六月三十日止年度內：

(一) 集團之首五個最大供應商所佔之購買總額佔集團之購買總額不足30%。

(二) 集團之首五個最大客戶所佔之總營業額佔集團之總營業額不足30%。

管理層討論及分析

本年度之管理層討論及分析詳列於第一百五十九頁至第一百六十一頁。

退休福利計劃

本集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃－恒基兆業公積金(「公積金」)或下述的另一界定供款計劃(「另項界定供款計劃」)或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款。僱主可運用已沒收之供款減低應付供款額。本年度內已動用之沒收供款總額為港幣295,000元（2002年－港幣951,000元）。於二零零三年六月三十日，尚可動用減低集團應付供款之沒收供款為港幣37,000元（2002年－港幣20,000元）。

於二零零零年十二月一日或之後，僱員不可加入公積金或另項界定供款計劃。

本集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，本集團為參與強積金計劃之僱員提供自願補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款可用以扣減僱主的日後供款。本年度內已動用扣減僱主供款之沒收供款總數為港幣385,000元（2002年－港幣292,000元），而尚可動用之沒收供款為港幣514,000元（2002年－港幣574,000元）。

本集團亦為國內僱員參與由中國政府組織及施行之養老保險計劃，只需負責按僱員工資總額之若干百分比作出供款。

本集團截至二零零三年六月三十日共有退休福利成本港幣29,932,000元（2002年－港幣30,301,000元）計入損益賬。

審核委員會

審核委員會於一九九八年十二月成立。審核委員會之委員為梁希文先生（主席）及李王佩玲女士，兩位皆為獨立非執行董事。審核委員會已審核集團本年度之中期及全年業績報告，而審核委員會於本年度內舉行兩次會議。

核數師

於本屆股東週年大會，將提呈一項議案委任畢馬威會計師事務所繼續出任本公司核數師。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，本公司於截至二零零三年六月三十日止年度內一直遵守香港聯交所上市規則附錄14所載之最佳應用守則。

承董事局命

李兆基
主席

香港，二零零三年十月二日

	1999	2000	2001 重列	2002 重列	**2003**
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
資產負債表					
固定資產	27,257	32,696	36,347	38,232	**35,263**
投資及長期應收款(附註)	28,699	29,212	27,406	24,816	**23,323**
待發展之物業	6,755	6,219	4,797	5,141	**4,489**
流動資產淨值	10,740	19,881	18,251	15,520	**17,788**
總資產減流動負債(附註)	73,451	88,008	86,801	83,709	**80,863**
非流動負債	(8,511)	(13,160)	(16,172)	(13,578)	**(13,583)**
少數股東權益(附註)	(13,688)	(14,978)	(13,426)	(13,336)	**(13,414)**
	51,252	59,870	57,203	56,795	**53,866**
股本	3,444	3,444	3,444	3,444	**3,444**
股份溢價及儲備(附註)	47,808	56,426	53,759	53,351	**50,422**
	51,252	59,870	57,203	56,795	**53,866**
損益計算表					
營業額	14,597	17,005	9,096	6,230	**7,667**
除稅後經常性溢利	6,014	6,742	5,254	2,697	**2,904**
少數股東權益	(591)	(913)	(860)	(544)	**(662)**
屬本公司股東溢利	5,423	5,829	4,394	2,153	**2,242**
每股計算	港幣元	港幣元	港幣元	港幣元	港幣元
每股盈利	3.15	3.38	2.55	1.25	**1.30**
每股股息	1.50	1.55	1.10	0.80	**0.80**
每股資產淨值(按賬面值)(附註)	29.76	34.76	33.22	32.98	**31.28**
百分率					
股東權益與資本總值相比之百分率(附註)	69.78%	68.03%	65.90%	67.85%	**66.61%**
除稅及利息支出前純利與資本總值相比之百分率(附註)	9.81%	9.79%	6.86%	3.78%	**4.16%**

附註： 這些數字已經依據會計實務準則第34條而作出重新編列，詳情載於附註二(甲)。基於管理層認為重列2000年及以前比較數字有實務困難，上述數字並沒有重新編列。


中國
上水
粉嶺
6
大埔
元朗
15
新界
14
沙田
13
屯門
荃灣
11
10
12
九龍
荔景
青衣
九龍塘
香港國際機場
3
旺角
紅磡
1
東涌
愉景灣
4
5
2
1
3
2
3
鰂魚涌
中環
2
1
6
5
梅窩
大嶼山
香港島
4
柴

投資項目分佈圖



16
馬鞍山
7
西貢
軍澳
8 9

發展中物業

1. 國際金融中心二期　酒店及服務式住宅　中環
2. 中環半山荷里活道96-116號／必列啫士街1-27號／城皇街15號
3. 鰂魚涌船塢里14-16號
4. 黃竹坑道19-21號
5. 西灣河發展項目　西灣河碼頭廣場，內地段8955
6. 粉嶺上水市地段189
7. 將軍澳中心　將軍澳市地段74

投資物業

1. 國際金融中心一期　中環港景街1號
2. 國際金融中心二期　中環金融街8號
3. 友邦廣場　北角電器道183號
4. 安泰金融中心　上環德輔道中308-320號／永樂街98-116號
5. 金龍中心　上環德輔道中170-188號
6. 萬誠保險中心　灣仔皇后大道東248號
7. 新港城中心　馬鞍山鞍祿街18號
8. 新都城中心二期商場　將軍澳欣景路8號
9. 新都城中心三期商場　將軍澳貿業路8號
10. 荃灣城市中心I　荃灣眾安街68號
11. 荃灣城市中心II　荃灣青山道145-165號
12. 灣景廣場　荃灣大河道88號
13. 時代廣場商場　屯門鄉事會路
14. 沙田廣場　沙田正街21-27號
15. 千色廣場　元朗教育路1號
16. 比華利山別墅一及二期　大埔市地段161號

酒店

1. 美麗華酒店　尖沙咀彌敦道118至130號
2. 香港麗東酒店　北角電器道200-218號
3. 九龍麗東酒店　太子界限街58-66號

圖例

都市區

新都市區

現有鐵路／幹線

地下鐵路

機場快線

九廣鐵路

輕便鐵路

過海隧道

三號幹線

興建中鐵路

九廣東鐵馬鞍山鐵路

九廣東鐵尖沙咀支線

西鐵 (第一期)

KPMG

致恒基兆業地產有限公司各股東：
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第一百八十九頁至第二百三十七頁按照香港公認會計原則編製的賬項。

董事及核數師各自的責任
香港《公司條例》規定董事須編製真實和公允的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何未有遵守現行會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項提出獨立意見，並按照香港《公司條例》第141條的規定，只向作為法人團體的股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重大的錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實和公允地反映 貴公司及 貴集團於二零零三年六月三十日的財政狀況及 貴集團截至該日止年度的溢利和現金流量，並已按照香港《公司條例》適當編製。

畢馬威會計師事務所
執業會計師

香港，二零零三年十月二日

截至二零零三年六月三十日止年度

	附註	2003 港幣千元	2002 港幣千元
營業額	三	**7,667,464**	6,229,563
直接成本		**(5,286,517)**	(3,669,941)
		2,380,947	2,559,622
其他收入	四	**276,108**	173,094
其他收益淨額	四	**28,850**	96,859
分銷及推廣費用		**(417,673)**	(383,007)
行政費用		**(465,684)**	(444,187)
其他營運費用	五	**(559,978)**	(249,874)
經營溢利		**1,242,570**	1,752,507
融資成本	七(甲)	**(66,129)**	(97,643)
非營運收入	六	**42,524**	21,309
		1,218,965	1,676,173
應佔聯營公司溢利減虧損	八	**1,443,117**	1,562,716
應佔共同控制公司溢利減虧損		**649,601**	(152,937)
除税前經常性溢利	七	**3,311,683**	3,085,952
税項 — 本公司及附屬公司	九(甲)	**(197,094)**	(160,645)
— 聯營公司	八	**(205,193)**	(222,397)
— 共同控制公司		**(5,081)**	(5,269)
除税後經常性溢利		**2,904,315**	2,697,641
少數股東權益		**(661,973)**	(544,492)
屬本公司股東溢利	十及卅五	**2,242,342**	2,153,149
本年度股息：	十一		
本年度已宣派中期股息		**602,749**	602,749
於結算日後擬派末期股息		**774,963**	774,963
		1,377,712	1,377,712
每股盈利	十二	**港幣1.30元**	港幣1.25元

第一百九十六頁至第二百三十七頁之附註屬本賬項之一部份，應同時參閱。

	附註	本集團 2003 港幣千元	本集團 2002 重列 港幣千元	本公司 2003 港幣千元	本公司 2002 港幣千元
非流動資產					
固定資產					
— 投資物業	十四(甲)	**29,312,429**	27,734,592	**—**	—
— 其他固定資產	十四(乙)	**5,950,553**	10,497,230	**—**	—
		35,262,982	38,231,822	**—**	—
附屬公司權益	十五	**—**	—	**37,189,634**	37,833,981
聯營公司權益	十六	**14,794,313**	16,286,492	**1,015,527**	1,019,652
共同控制公司權益	十七	**6,122,976**	5,580,996	**108,752**	109,544
證券投資	十八	**816,987**	1,017,816	**—**	—
待發展之物業	十九	**4,489,424**	5,140,967	**—**	—
應收分期款	二十(甲)	**1,588,079**	1,931,339	**—**	—
		63,074,761	68,189,432	**38,313,913**	38,963,177
流動資產					
租賃土地		**3,424,887**	3,451,665	**—**	—
發展中物業	廿一	**7,213,562**	11,199,920	**—**	—
待出售物業		**40,700**	48,192	**—**	—
待出售之建成物業	廿二	**5,760,380**	3,546,499	**—**	—
存貨	廿三	**48,549**	58,237	**—**	—
證券投資	十八	**211,269**	216,700	**—**	—
應收客戶合約工程款	廿四	**166,540**	100,806	**—**	—
購買物業按金		**368,821**	88,471	**—**	—
應收貸款	廿五(甲)	**901,459**	205,610	**—**	—
應收賬項、預付費用及按金	廿五(乙)	**1,240,165**	1,516,290	**24,935**	60,529
應收分期款	二十(乙)	**430,109**	405,648	**—**	—
保管賬存款		**69,102**	272,828	**—**	—
已抵押銀行存款		**20,205**	20,205	**—**	—
現金及現金等價物	廿六	**2,362,589**	1,351,972	**375**	329
		22,258,337	22,483,043	**25,310**	60,858
流動負債					
銀行借款及透支					
— 有抵押	廿七(甲)	**45,756**	88,532	**—**	—
— 無抵押	廿七(甲)	**1,499,339**	1,454,410	**—**	—
其他無抵押借款	廿七(乙)	**—**	757,541	**—**	—
融資租賃承擔	廿八	**47**	417	**—**	—
已收預售樓宇定金		**519,830**	2,343,890	**—**	—
租約及其他按金	廿九	**377,032**	385,200	**—**	—
應付賬項及應付費用	三十	**1,635,699**	1,571,537	**120,042**	123,582
應付客戶合約工程款	廿四	**—**	51	**—**	—
課税準備		**392,221**	361,865	**—**	—
		4,469,924	6,963,443	**120,042**	123,582

資產負債表(續)

二零零三年六月三十日

	附註	本集團 2003 港幣千元	本集團 2002 重列 港幣千元	本公司 2003 港幣千元	本公司 2002 港幣千元
流動資產 ／(負債) 淨值		**17,788,413**	15,519,600	**(94,732)**	(62,724)
總資產減流動負債		**80,863,174**	83,709,032	**38,219,181**	38,900,453
非流動負債					
銀行借款					
— 有抵押	廿七(甲)	**213,729**	206,082	**—**	—
— 無抵押	廿七(甲)	**9,634,945**	9,630,378	**—**	—
其他無抵押借款	廿七(乙)	**26,320**	26,320	**—**	—
融資租賃承擔	廿八	**—**	47	**—**	—
土地補償		**17**	17	**—**	—
同母系附屬公司借款		**3,707,833**	3,715,617	**—**	—
		13,582,844	13,578,461	**—**	—
		67,280,330	70,130,571	**38,219,181**	38,900,453
少數股東權益		**13,414,427**	13,335,516	**—**	—
		53,865,903	56,795,055	**38,219,181**	38,900,453
資本及儲備					
股本	卅一	**3,444,280**	3,444,280	**3,444,280**	3,444,280
股份溢價	卅二	**8,387,915**	8,387,915	**8,387,915**	8,387,915
資本儲備	卅三	**1,617,597**	1,647,984	**20,200**	20,200
投資物業重估儲備	卅四	**8,547,702**	12,311,082	**—**	—
保留溢利	卅五	**31,868,409**	31,003,794	**26,366,786**	27,048,058
		53,865,903	56,795,055	**38,219,181**	38,900,453

由董事局於二零零三年十月二日核准並許可發出。

李兆基)
董事
李達民)

第一百九十六頁至第二百三十七頁之附註屬本賬項之一部份，應同時參閱。

	附註	2003 港幣千元	2002 重列 港幣千元
於七月一日之股東權益			
— 上年度報告		**56,851,627**	57,260,453
— 修訂僱員福利之會計準則所產生之前期調整	二(甲)及卅五	**(56,572)**	(56,572)
— 已重列		**56,795,055**	57,203,881
物業重估虧損			
— 投資物業	卅四	**(3,756,351)**	(673,358)
— 其他物業	卅三	**(176)**	(80,853)
		(3,756,527)	(754,211)
折算香港以外公司賬項之滙兑差額	卅三	**(1,220)**	1,376
未確認在綜合損益計算表之淨虧損		**(3,757,747)**	(752,835)
本年度溢利		**2,242,342**	2,153,149
本年度內核准及支付之股息	十一(乙)	**(774,963)**	(947,177)
本年度已宣派及支付之中期股息	十一(甲)	**(602,749)**	(602,749)
投資附屬公司之權益被攤薄所產生之收益	卅三	**—**	(34,456)
本年度確認之投資物業重估盈餘	卅四	**(7,029)**	(224,758)
本年度確認之其他物業重估盈餘	卅三	**(29,006)**	—
		(2,929,152)	(408,826)
於六月三十日之股東權益		**53,865,903**	56,795,055

第一百九十六頁至第二百三十七頁之附註屬本賬項之一部份，應同時參閱。

綜合現金流量表

截至二零零三年六月三十日止年度

	附註	2003 港幣千元	2002 港幣千元
營運活動			
除稅前經常性溢利		**3,311,683**	3,085,952
調整項目：			
利息收入		**(198,622)**	(327,438)
利息支出		**51,389**	79,365
融資租賃承擔之財務費用		**70**	226
攤銷及折舊		**103,266**	116,140
商譽攤銷		**27,973**	38,000
壞賬撇數		**93,098**	5,111
滙兑差額		**(1,376)**	1,376
出售固定資產虧損／(溢利)		**5,649**	(92,789)
物業、廠房及設備減值虧損		**14,318**	60,260
證券投資股息收入		**(65,000)**	(40,570)
重估證券投資(升值)／減值		**(63,104)**	52,984
投資證券減值虧損		**1,094**	11,002
出售證券投資溢利		**(12,815)**	(2,285)
投資聯營公司減值虧損／(虧損轉回)		**1,364**	(120,000)
應佔聯營公司溢利減虧損		**(1,443,117)**	(1,562,716)
聯營公司清盤虧損／(溢利)		**289**	(1,682)
出售聯營公司及共同控制公司權益虧損／(溢利)		**76,699**	(32,842)
應佔共同控制公司溢利減虧損		**(649,601)**	152,937
出售附屬公司權益(溢利)／虧損		**(99,530)**	4,417
物業項目撥備		**327,707**	57,722
投資附屬公司之權益被攤薄所產生之收益		**—**	(34,456)
投資物業之重估儲備撥轉損益賬		**(307)**	(9,927)
營運資金變動前經營溢利		**1,481,127**	1,440,787
減少其他應收款		**—**	2,630,803
減少／(增加)待發展之物業		**374,061**	(673,379)
減少租賃土地		**26,569**	163,263
減少發展中物業		**4,057,945**	97,219
減少待出售物業		**7,492**	—
(增加)／減少待出售之建成物業		**(2,234,537)**	393,495
減少存貨		**9,688**	4,247
(增加)／減少應收客戶合約工程款		**(65,734)**	84,654
減少／(增加)購買物業按金		**19,901**	(8,602)
增加應收賬項、預付費用及按金		**(4,871)**	(156,023)
減少應收分期款		**277,685**	619,955
減少應收貸款		**—**	88,704
減少／(增加)保管賬存款		**203,726**	(272,828)
(減少)／增加已收預售樓宇定金		**(1,824,060)**	2,343,443
(減少)／增加租約及其他按金		**(8,168)**	6,082
減少應付賬項及應付費用		**(155,411)**	(1,052,603)
(減少)／增加應付客戶合約工程款		**(51)**	51
減少同母系附屬公司借款		**(308,035)**	(793,051)
營運活動所得的現金		**1,857,327**	4,916,217

截至二零零三年六月三十日止年度

	附註	2003 港幣千元	2002 港幣千元
已收利息		**116,138**	202,039
付香港利得税		**(142,277)**	(1,147,773)
付香港以外利得税		**(24,852)**	(32,050)
收退回香港利得税款項		**289**	10,116
收退回香港以外利得税款項		**102**	—
營運活動所得的現金淨值		**1,806,727**	3,948,549
投資活動			
出售附屬公司	(甲)	**276,373**	13,293
出售固定資產		**88,687**	181,087
添置固定資產		**(254,273)**	(673,747)
投資聯營公司		**(7,572)**	(130,650)
投資共同控制公司		**(35,415)**	—
聯營公司還款／(貸款)		**18,244**	(156,487)
共同控制公司還款／(貸款)		**97,989**	(330,726)
購入證券投資		**(67,674)**	(406,955)
贖回持有至到期證券		**177,840**	—
出售證券投資		**129,246**	41,283
出售聯營公司		**263,342**	44,254
出售共同控制公司		**—**	4,200
購入附屬公司		**—**	(118,099)
增持附屬公司之股份		**—**	(149,257)
已收利息		**55,900**	46,311
收聯營公司股息		**937,796**	918,836
收共同控制公司股息		**3,520**	20,287
收證券投資股息		**65,000**	42,660
已抵押銀行存款之減少		**—**	3,865
投資活動所得／(用)的現金淨值		**1,749,003**	(649,845)
融資活動			
發行股份予少數股東		**3,000**	943
少數股東科款		**116,956**	76,446
付股息		**(1,377,712)**	(1,549,926)
付少數股東股息		**(218,878)**	(230,571)
已付利息		**(324,162)**	(490,460)
已付融資租賃承擔之財務費用		**(70)**	(226)
銀行新來借款		**6,504,724**	9,933,392
償還受約束的融資租賃		**(417)**	(1,010)
償還其他借款		**(757,541)**	—
償還銀行借款		**(6,405,344)**	(11,271,147)
融資活動所用的現金淨值		**(2,459,444)**	(3,532,559)
增加／(減少)現金及現金等價物		**1,096,286**	(233,855)
七月一日之現金及現金等價物		**1,114,190**	1,348,045
六月三十日之現金及現金等價物	廿六	**2,210,476**	1,114,190

第一百九十六頁至第二百三十七頁之附註屬本賬項之一部份，應同時參閱。

綜合現金流量表附註

(甲) 出售附屬公司

	2003 港幣千元	2002 港幣千元
出售資產淨值：		
物業、廠房及設備	—	14,836
待發展之物業	**176,843**	2,922
存貨	—	216
應收賬項、預付費用及按金	—	444
同母系附屬公司借款	—	151
現金及現金等價物	—	245
應付賬項及應付費用	—	(814)
稅項	—	(45)
資產淨值	**176,843**	17,955
出售之溢利／(虧損)	**99,530**	(4,417)
代價	**276,373**	13,538
支付方式：		
現金	**276,373**	13,538
出售後淨現金流入：		
現金代價	**276,373**	13,538
出售後所得銀行及現金結存	—	(245)
	276,373	13,293

一 主要會計決策

（甲） 遵例聲明

本賬項已按照香港會計師公會頒佈所有適用的會計實務準則及詮釋、香港公認會計原則及香港《公司條例》的規定編製，本賬項同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。本集團採用的主要會計決策概述如下。

（乙） 賬項編製基準

除投資物業及酒店物業按重估值，及部分證券投資按市值入賬（見下文會計決策）外，本賬項是以歷史成本作為編製基準。

（丙） 附屬公司

附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

集團於受控制附屬公司的投資均在綜合賬項中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按附註一（己）入賬。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合賬項時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

本公司資產負債表所示於附屬公司的投資，是按成本減去任何減值虧損（參閱附註一（癸））後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按附註一（己）入賬。

（丁） 聯營公司及共同控制公司

聯營公司是指本集團或本公司可以對其管理層發揮重大的影響的公司，包括參與其財務及經營決策，但不是控制或聯合控制管理層。

共同控制公司是指本集團或本公司與其他方根據合約安排經營的公司。有關合約安排規定本集團或本公司與一名或以上的其他方共同控制該公司的經濟活動。

於聯營公司或共同控制公司的投資是按權益法記入綜合賬項，並且先以成本入賬，然後就本集團佔該聯營公司或共同控制公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或共同控制公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按附註一（己）入賬。綜合損益計算表反映出年內本集團所佔聯營公司及共同控制公司於收購後的業績，包括按照附註一（戊）在本年度列支或計入的正商譽或負商譽的任何攤銷。

本集團與各聯營公司及共同控制公司之間交易所產生的未變現損益，均按集團於聯營公司或共同控制公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損會即時在綜合損益計算表內確認。

本年度出售聯營公司或共同控制公司時，出售盈虧的計算已包括應佔之資本儲備。

聯營公司及共同控制公司的業績按本年度的實收及應收股息計入本公司的損益計算表，上述股息為有關截至或早於本公司結算日的期間，而收取該股息的權利已於董事會核准本公司賬項之前確定。本公司資產負債表內於聯營公司及共同控制公司的投資，是按成本減去減值虧損（參閱附註一（癸））後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或共同控制公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按附註一（己）入賬。

一 主要會計決策(續)

(戊) 商譽

編製綜合賬項時產生的正商譽是指投資成本超過本集團佔所收購可分資產與負債公平價值的數額。

對於在二零零一年七月一日之前作出的收購，正商譽於收購年度內即予以撇除。

對於在二零零一年七月一日或之後作出的收購，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。

就受控制附屬公司而言，正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(癸))後，記入綜合資產負債表。

至於收購聯營公司及共同控制公司方面，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(癸))後，計入聯營公司或共同控制公司權益中。

收購受控制附屬公司、聯營公司及共同控制公司所產生的負商譽是指本集團佔所收購可分資產與負債公平價值超過投資成本的數額。負商譽的入賬方法如下：

— 對於在二零零一年七月一日之前作出的收購，負商譽計入資本儲備；及

— 對於在二零零一年七月一日或之後作出的收購，倘若負商譽關乎已在收購計劃中確定及可以可靠地計算，但尚未確認的預計未來虧損和支出，便會在未來虧損和支出確認時，在綜合損益計算表內確認。任何尚餘的負商譽(但以所收購非貨幣資產公平價值為限)則按其有關非貨幣資產的加權平均可用年限攤分或於出售有關非貨幣資產時，在綜合損益計算表內確認。然而，如尚餘的負商譽數額高於所收購非貨幣資產公平價值，這部分負商譽便會立即在綜合損益計算表內確認。

至於尚未在綜合損益計算表內確認的任何負商譽：

— 如為受控制附屬公司，有關的負商譽會在綜合資產負債表內列示為資產的減項，與正商譽屬於同一個資產負債表類別或從有關資產值中扣除；及

— 如為聯營公司及共同控制公司，有關的負商譽會計入聯營公司或共同控制公司權益中。

如於年內出售受控制附屬公司、聯營公司或共同控制公司，以往未在綜合損益計算表攤銷或以往作為集團儲備變動處理的應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(己) 證券投資

本集團就證券投資(於附屬公司、聯營公司及共同控制公司的投資除外)的決策如下：—

1 本集團有能力並計劃持有至到期的有期債務證券，歸類為「持有至到期證券」。這些證券是以攤銷成本減去任何減值準備後記入資產負債表。倘若預期不會全數收回賬面金額，則會提撥減值準備，並在損益計算表內確認為支出。有關準備是就各項投資個別釐定。

2 為既定的長遠目標持續持有的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公平價值下跌至低於賬面金額時，便會提撥減值準備，並在損益計算表內確認為支出。有關準備是就各項投資個別釐定。

3 所有其他證券均以公平價值記入資產負債表。公平價值的變動在產生時在損益計算表內確認。

4 在引致減值或撇銷的情況及事項不再存在，並有具說服力的憑證顯示新的情況及事項將會在可預見將來持續下去，對持有到期證券及投資證券賬面值所作的準備便會予以撥回。

5 出售證券投資的溢利或虧損是按估計出售所得淨額與投資賬面金額之間的差額釐定，並在產生時記入損益計算表。

(庚) 物業評估

1 地契年期尚餘多於二十年之投資物業均按每年本集團之合資格估值師及最少每三年由獨立估值師估算之公開市值列入資產負債表內。整個投資物業組合估值後之盈餘撥入投資物業重估儲備內。因重估而產生之虧損之數先以歷年重估盈餘抵銷，其不足之數則計算入損益計算表內。

出售投資物業時，已撥入投資物業重估儲備內之有關重估盈虧將撥入當年之損益計算表。

2 酒店物業乃根據每年之專業估值以公開市值列入資產負債表內。

3 其他土地及樓宇乃按照成本值減累積折舊(參閱附註一(壬))及減值虧損(參閱附註一(癸))後列報。

4 待出售物業均以成本值或估計之可變現淨值之較低者結算於賬內。可變現淨值乃管理層根據市場環境而估計。

一 主要會計決策(續)

(庚) 物業評估(續)

5 在結算日之待出售之建成物業均以成本值或可變現淨值之較低者入賬。成本值之計算按照此等物業所佔之土地成本及發展費用計算。可變現淨值乃管理層根據市場環境而估計。

6 待發展及發展中物業按可以區分之成本(包括資本化借貸成本、累計發展成本、物料及供應品、工資及其他直接開支,以及於香港之入伙紙簽發前或於中華人民共和國(「中國」)之建築完成證明書簽發前之產生之推銷及發展物業有關之一切費用)減去減值虧損(參閱附註一(癸))。

7 以換地權益書換地方式獲批准之租賃土地乃按照成本值減去減值虧損(參閱附註一(癸))後列報,成本值乃代表所交回政府之換地權益書成本值另加所需付予香港特別行政區政府之土地補價。

8 其他租賃土地乃按照成本值列於賬項內,在適當情形下減去減值虧損(參閱附註一(癸))。

(辛) 租賃資產

由承租人承擔所有權的絕大部份相關風險及報酬的資產租賃,均歸類為融資租賃。出租人並未轉讓所有權的全部相關風險及報酬的資產租賃,則歸類為經營租賃。

1 以融資租賃購入的資產

本集團以融資租賃獲得的資產使用權,則將相當於租賃資產公平價值或最低租賃付款額的現值(如為較低的數額)列為固定資產,而相應負債(不計融資費用)則列為融資租賃承擔。折舊是在相關的租賃期或資產的可用年限(如本集團很可能取得資產的所有權)內,以每年等額沖銷其成本計提;有關的可用年限載列於下文附註一(壬)。減值虧損按照附註一(癸)所述的會計政策入賬。租賃付款內含的融資費用會計入租賃期內的損益計算表,使每個會計期間的融資費用與負債餘額的比率大致相同。

2 用作經營租賃的資產

本集團以經營租賃出租資產,則有關的資產會按性質列入資產負債表,並在適當的情況下,按下文附註一(壬)所載本集團的折舊政策計算折舊。減值虧損按照附註一(癸)所述的會計政策入賬。經營租賃所產生的收入則根據下文附註一(辰)(2)所載本集團確認收入的政策確認。

3 經營租賃費用

本集團透過經營租賃使用資產,則根據租賃作出的付款會在租賃期所涵蓋的會計期間內,以等額在損益計算表扣除;但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為租賃淨付款總額的組成部分。或然租金在其產生的會計期間內確認為支出。

(壬) 固定資產攤銷及折舊

1 投資物業

由於個別物業在估值當日已考慮該物業之狀況並已計算在估值內,地契剩餘年期不少於二十年之投資物業不予攤銷或折舊。

2 酒店物業

酒店物業之地契年期超過二十年者並無作出折舊準備。董事局認為由於對該等建築物經常作出適當之維修及改良,酒店物業之價值得以相應保持,使其並無任何之折舊因素。

3 公路運作權及橋樑

高速公路之運作權及橋樑之折舊是按償債基金法計算,平均每年按年率百分之六復合計算折舊及攤銷額,累積折舊於經營期滿後相等於高速公路之運作權及橋樑之總成本值。

4 其他土地及樓宇

其他土地及樓宇之租賃土地乃按其未屆滿之地契年期以直線法攤銷。

而樓宇是根據相關之地契剩餘時間攤銷或按四十年分攤,兩者中較短者為準。

5 待發展及發展中物業

待發展及發展中物業不予分期折舊。

一 主要會計決策(續)

(壬) 固定資產攤銷及折舊(續)

6 其他固定資產

其他固定資產均按照成本值減除折舊後及減值虧損(參閱附註一(癸))列報。以其估計可用年數以直線折舊法攤銷如下:—

物業裝修、傢俱及裝置	百分之二十
其他	百分之十至百分之三十三

(癸) 資產減值

在每個結算日審閱內部和外來的信息,以確定下列資產有否出現減值跡象,或是以往確認的減值虧損不復存在或已經減少:

— 固定資產(按重估數額列賬的物業除外);
— 於附屬公司、聯營公司及共同控制公司的投資(根據附註一(丙)及(丁)所述,按公平價值列賬者除外);
— 正商譽;
— 待發展之物業;
— 發展中物業;及
— 租賃土地。

如果發現有減值跡象,便會估計該資產的可收回數額。由最初獲確認時起計按二十年以上攤銷的商譽,均會在每個結算日評估其可收回數額。當資產的賬面金額高於可收回數額時,便會確認減值虧損。

1 計算可收回數額

資產的可收回數額以其銷售淨額和使用價值兩者中的較高數額為準。在評估使用價值時,會使用除税前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入,則以能獨立產生現金流入的最小資產類別來釐定可收回數額。

2 減值虧損轉回

倘若用以釐定可收回數額的估計發生有利的變化,便會將資產減值虧損轉回;但商譽除外。至於商譽的減值虧損,倘若虧損是由性質獨特及預計不會再出現的特殊外界因素所造成,而且可收回數額的增加明顯是與該特殊因素轉回有關,才會將減值虧損轉回。

所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益計算表。

(子) 在建工程合約評值

於結算日之在建工程合約以成本淨額加已確認溢利減已確認虧損及按進度開發的賬單數額列在資產負債表上,並適當地計入「應收客戶合約工程款」作為資產或「應付客戶合約工程款」作為負債。

(丑) 現金及現金等價物

現金及現金等價物包含銀行存款及現金、存放於銀行和其他財務機構的活期存款,以及短期和流動性極高的投資項目。這些項目可以容易地換算為已知的現金數額、所須承受的價值變動風險甚小,並在購入後三個月內到期。就編製現金流量表而言,現金及現金等價物也包括須於接獲通知時償還,並構成本集團現金管理一部分的銀行透支。

(寅) 遞延税項

遞延税項是按負債法計算在可預見的將來,合理地估計因收入及支出的會計與税務處理之間的所有重大時差所產生的税務影響提撥準備。

未來的遞延税項利益只會在合理地肯定可實現的情況下才會確認。

一 主要會計決策(續)

(卯) 準備及或然負債

倘若本公司或本集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。如果貨幣時間價值重大，則按預計履行義務所需資源的現值計列準備。

倘若含有經濟效益的資源外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債，但假如這資源外流的可能性極低則除外。

(辰) 收益之計算

在經濟效益可能會流入集團，而收入及成本(如適用)能可靠地計算時，有關收入將於損益計算表內確認，其方法如下：—

1 出售物業收益

出售物業所得之收益及售出樓宇之分期利息均於物業出售之日或有關政府當局發給之入伙紙或建築完成證明書之日，兩者之較後日期入賬。在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。

2 經營租賃的租金收入

經營租賃的應收租金收入在租賃期所涵蓋的會計期間內，以等額在損益計算表確認，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為應收租賃淨付款總額的組成部份。或然租金在其產生的會計期間內確認為收入。

3 利息收入

銀行存款及應收分期款之利息收入乃按本金及有關之息率以時間分配基準計算。

4 建築工程之收益

在建築合約的結果能可靠地估計時：

— 固定價格合約的收入會以完工百分率法確認，根據直至當日所產生的合約成本與預計合約總成本的百分比計算；及

— 加本加成合約會參照期內所產生的可收回成本加已賺取的費用確認，根據直至當日所產生的成本與預計合約總成本的比例計算。

如果建築合約的結果不可以可靠地估計，收入只會根據所產生合約成本可能收回的幅度確認。

5 路橋收入

高速公路的通行費收入，於收取時予以確認。

6 酒店收入

酒店服務收入在所得之收益及提供該等服務後始入賬。

7 百貨業務收入

百貨業務之銷貨收入於貨物送出及貨物之擁有權與相關風險轉移予客戶後始入賬。

(巳) 外幣換算

年中的外幣交易按交易日的滙率換算為港幣。以外幣為單位的貨幣資產及負債則按結算日的滙率換算為港幣。滙兑盈虧均撥入損益計算表處理。

海外企業的業績按年中的平均滙率換算為港幣；資產負債表項目則按結算日的滙率換算為港幣。所產生的滙兑差額作為儲備變動處理。

在出售海外企業時，與該海外企業有關的累計滙兑差額會在計算出售的溢利或虧損時包括在內。

一 主要會計決策(續)

(午) 僱員福利

1 薪金、年度獎金、有薪年假、假期旅遊津貼及各項非貨幣福利令本集團產生的成本，均在本集團僱員提供相關服務的年度內確認。如延遲付款或結算會構成重大的貨幣時間價值，則上述數額須按現值列賬。

2 本集團向界定供款退休計劃作出的供款及根據香港《強制性公積金計劃條例》的強制性公積金供款，均於產生時在損益計算表列支。

3 如本集團不用價款授予僱員可認購附屬公司股份的購股權，在授予日期不會確認僱員福利成本或義務。當購股權被行使時，股東權益按所收取款項的數額增加。

(未) 借貸成本

除直接用作建設而需要相當長時間才可以投入原定用途或銷售的資產的借貸成本予以資本化外，借貸成本均在產生的期間內在損益計算表列支。

屬於合資格資產成本一部分的借貸成本在資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須的準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

(申) 關連人士

就本賬項而言，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方人士均受制於共同的監控或共同的重要影響下，則被視為關連人士。

(酉) 分部報告

分部是指本集團內可明顯區分的組成部分，並且負責提供單項或一組相關的產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，並且承擔着不同於其他分部的風險和回報。

按照本集團的內部財務報告模式，本集團選擇以業務分部為報告分部信息的主要形式，而地區分部則是次要的分部報告形式。

分部收入、支出、經營成果、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括存貨、應收賬項及物業、機器及設備。分部收入、支出、資產及負債包含須在編製綜合賬項時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。分部之間的轉移事項定價按與其他外界人士相若的條款計算。

分部資本開支是指在期內購入預計可於超過一個會計期間使用的分部資產(包括有形和無形資產)所產生的成本總額。

未能分配至分部的項目主要包括財務及企業資產、帶息借款、借款、企業和融資支出、稅項及少數股東權益。

二 會計決策之修訂

(甲) 僱員福利

為了符合香港會計師公會頒布的《會計實務準則》第34條的規定，本集團之兩間上市聯營公司採納了關於設定受益計劃的新會計決策。由於採用這項新會計決策，本集團於年結時的資產淨值減少了港幣56,572,000元(2002年－港幣56,572,000元)。此新會計決策對上年度及本年度本集團股東應佔溢利沒有重大影響。惟採用此新會計決策對以往期間的數額則構成影響，包括保留溢利於二零零一年及二零零二年七月一日的期初結餘及比較資料，均已在綜合權益變動表作出調整。

(乙) 換算海外企業的賬項

在以往年度，海外企業的業績是按結算日的滙率換算為港幣。由二零零二年七月一日起，為了符合香港會計師公會頒布的《會計實務準則》第11條(經修訂)的規定，本集團按年內的平均滙率換算海外企業的業績。由於是項會計決策變動影響輕微，故沒有重報期初結餘。

三 營業額

本公司之主要業務為投資控股，其附屬公司之主要業務為物業發展及投資、發展計劃管理、建築、物業管理、百貨業務、酒店業務、財務、投資控股及基建項目經營。

本集團營業額包括出售物業收入、租金及利息收入、從第三者所賺獲之建築合約收入、基建項目收益、酒店營業收益、百貨業務收入及其他包括管理及售樓佣金，證券投資股息收入以及大廈管理及警衛服務收入。
主要項目分析如下：—

	本集團 2003 港幣千元	2002 港幣千元
銷售物業	**3,910,024**	1,744,622
租金收入	**2,011,654**	2,067,717
利息收入	**119,760**	174,676
建築工程	**661,300**	953,980
基建項目	**215,704**	220,992
酒店業務	**104,460**	122,936
百貨業務	**117,924**	142,212
其他	**526,638**	802,428
	7,667,464	6,229,563

四 其他收入及其他收益淨額

	本集團 2003 港幣千元	2002 港幣千元
其他收入：—		
利息收入	**78,862**	125,399
其他	**197,246**	47,695
	276,108	173,094
其他收益淨額：—		
出售證券投資溢利	**12,815**	2,285
出售固定資產(虧損)／溢利	**(5,649)**	92,789
其他	**21,684**	1,785
	28,850	96,859

五　其他營運費用

	本集團	
	2003	2002
	港幣千元	港幣千元
壞賬撇數	**93,098**	5,111
物業項目撥備*	**327,707**	57,722
其他	**139,173**	187,041
	559,978	249,874

* 本年度物業項目撥備包括回撥共為港幣336,999,000元(2002年—無)之過往年度物業減值準備，主要是由於本年度本集團將部份物業項目由原來工貿土地用途改為發展酒店項目。

六　非營運收入

	本集團	
	2003	2002
	港幣千元	港幣千元
出售附屬公司權益溢利／(虧損)	**99,530**	(4,417)
出售聯營公司及共同控制公司權益(虧損)／溢利	**(76,699)**	32,842
重估證券投資升值／(減值)	**63,104**	(52,984)
投資證券減值虧損	**(1,094)**	(11,002)
物業、廠房及設備減值虧損(附註十四(乙))	**(14,318)**	(60,260)
投資聯營公司減值(虧損)／虧損轉回	**(1,364)**	120,000
投資附屬公司之權益被攤薄所產生之收益(附註卅三)	**—**	34,456
商譽攤銷	**(27,973)**	(38,000)
其他	**1,338**	674
	42,524	21,309

七　除税前經常性溢利

本年度綜合除税前經常性溢利，已扣除／(計入)下列各項：

(甲) 融資成本：

	本集團	
	2003	2002
	港幣千元	港幣千元
銀行利息	**256,770**	361,621
五年內須全部償還之借款利息	**90,076**	156,587
融資租賃承擔之財務費用	**70**	226
其他借貸成本	**101,465**	160,298
	448,381	678,732
減：資本化之數額*		
— 利息	**(295,457)**	(438,843)
— 其他借貸成本	**(86,795)**	(142,246)
	66,129	97,643

* 借貸成本乃根據年利率2.28%至2.50%(2002年 — 3.13%至3.96%)之息率資本化。

七 除稅前經常性溢利(續)

(乙) 除已於附註三至七(甲)中披露外之其他項目:

	本集團 2003 港幣千元	本集團 2002 港幣千元
攤銷及折舊		
— 自置資產	**102,813**	116,120
— 以融資租賃持有之資產	**453**	699
	103,266	116,819
減:資本化之數額	**—**	(679)
	103,266	116,140
員工成本 — 包括退休福利成本港幣30,782,000元(2002年 — 港幣31,742,000元)	**751,346**	751,694
減:資本化之數額(包括退休金成本港幣850,000元(2002年 — 港幣1,441,000元))	**(18,981)**	(30,677)
	732,365	721,017
出售成本		
— 待出售之建成物業	**3,560,282**	1,548,107
— 存貨	**154,681**	156,824
核數師酬金	**11,190**	12,206
除支銷港幣647,783,000元(2002年 — 港幣558,674,000元)後投資物業之租金收入**	**(1,017,481)**	(1,186,386)
其他除支銷後之租金收入	**(204,996)**	(142,764)
證券投資股息收入		
— 有牌價	**(53,840)**	(28,048)
— 無牌價	**(11,160)**	(12,522)

** 包括或然租金收入港幣94,544,000元(2002年—港幣72,053,000元)。

八 應佔聯營公司溢利減虧損

	本集團 2003 港幣千元	2002 港幣千元
應佔除税前之淨溢利／（虧損）：—		
有牌價之聯營公司	**1,506,941**	1,510,472
無牌價之聯營公司	**(63,824)**	52,244
	1,443,117	1,562,716
應佔税項	**(205,193)**	(222,397)
	1,237,924	1,340,319

九 税項

（**甲**）綜合損益計算表內列報之税項代表：—

	本集團 2003 港幣千元	2002 港幣千元
本年度香港利得税準備	**148,228**	140,889
往年度税項準備少計	**15,706**	6,678
	163,934	147,567
香港以外税項準備	**33,160**	13,078
	197,094	160,645

本年度香港利得税準備乃按估計應課税溢利之17.5%（2002年－16%）計算。

香港以外税項準備乃按年內之適用税率就年內在有關境外税務司法管轄區賺取之估計應課税溢利計算。

（**乙**）因時差產生之遞延税項數額不大，故並無計提遞延税項準備金。

十 股東應佔溢利

股東應佔綜合溢利包括在本公司賬項內列報之溢利為港幣696,440,000元（2002年—港幣14,521,000元）。

十一 股息

（甲） 本年度股息

	2003 港幣千元	2002 港幣千元
已宣派及支付中期股息每股港幣三角五分（2002年 — 每股港幣三角五分）	**602,749**	602,749
於結算日後擬派末期股息每股港幣四角五分（2002年 — 每股港幣四角五分）	**774,963**	774,963
	1,377,712	1,377,712

於結算日後建議分派之末期股息尚未在結算日確認為負債。

（乙） 屬於上一財政年度，並於本年度核准及支付的股息

	2003 港幣千元	2002 港幣千元
屬於上一財政年度，並於本年度核准及支付末期股息每股港幣四角五分（2002年－每股港幣五角五分）	**774,963**	947,177

十二 每股盈利

每股盈利乃按屬本公司股東之溢利港幣2,242,342,000元（2002年—港幣2,153,149,000元），並按年內已發行普通股1,722,140,000股（2002年—1,722,140,000股）計算。於2002年及2003年並無攤薄每股盈利，因無潛在每股盈利攤薄存在。

十三 分部資料

分部資料是按本集團的業務和地區分部作出呈述。由於業務分部資料對本集團的內部財務滙報工作意義較大，故已選為報告分部信息的主要形式。

業務分部：

本集團的主要業務分部如下：—

物業發展	—	發展和銷售物業
物業租賃	—	出租物業
財務	—	提供財務借貸
建築工程	—	樓宇建造工程
基建項目	—	投資基建項目
酒店業務	—	酒店經營及管理
百貨業務	—	百貨公司經營及管理
其他	—	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

截至二零零三年六月三十日止年度

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	3,910,024	2,011,654	119,760	661,300	215,704	104,460	117,924	526,638	—	7,667,464
其他收入(不包括銀行存款利息收入)	393	3,509	34,285	2,377	440	—	1,219	213,384	—	255,607
對外收入	3,910,417	2,015,163	154,045	663,677	216,144	104,460	119,143	740,022	—	7,923,071
分部業務間收入	—	202,398	8,132	912,490	—	1,800	—	36,178	(1,160,998)	—
總收入	3,910,417	2,217,561	162,177	1,576,167	216,144	106,260	119,143	776,200	(1,160,998)	7,923,071
分部業績	(262,388)	1,320,609	96,077	62,911	138,738	(9,911)	39	97,930		1,444,005
分部業務間交易	18,480	(98,132)	(8,132)	(24,971)	—	44,010	15,442	69,196		15,893
對經營溢利之貢獻	(243,908)	1,222,477	87,945	37,940	138,738	34,099	15,481	167,126		1,459,898
銀行存款利息收入										20,501
未能分類之支出減收入淨額										(237,829)
經營溢利										1,242,570
融資成本										(66,129)
非營運收入										42,524
應佔聯營公司及共同控制公司溢利減虧損										2,092,718
稅項										(407,368)
少數股東權益										(661,973)
屬本公司股東溢利										2,242,342
本年度折舊及攤銷	(1,317)	(3,346)	(57)	(646)	(38,194)	(3,986)	(12,851)	(42,869)		
本年度減值虧損	—	—	—	—	—	—	—	(16,776)		
物業項目撥備	(327,707)	—	—	—	—	—	—	—		
重要非現金之費用(除折舊及攤銷以外)	—	—	—	—	—	—	—	—		
分部資產	22,527,930	32,536,798	2,017,791	585,593	1,294,424	1,160,558	53,310	1,413,691	(348,607)	61,241,488
投資聯營公司及共同控制公司										20,917,289
未能分類之資產										3,174,321
總資產										85,333,098
分部負債	1,272,700	696,382	92,049	435,686	18,237	6,514	89,901	214,130	(348,607)	2,476,992
未能分類之負債										15,575,776
總負債										18,052,768
本年度資本性支出	1,689,575	376,187	—	1,620	454	271	8,981	28,890		

十三 分部資料(續)

截至二零零二年六月三十日止年度(重列)

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	1,744,622	2,067,717	174,676	953,980	220,992	122,936	142,212	802,428	—	6,229,563
其他收入(不包括銀行存款利息收入)	—	—	2,199	—	532	737	1,661	154,561	—	159,690
對外收入	1,744,622	2,067,717	176,875	953,980	221,524	123,673	143,873	956,989	—	6,389,253
分部業務間收入	—	209,517	16,083	814,131	—	1,740	—	15,855	(1,057,326)	—
總收入	1,744,622	2,277,234	192,958	1,768,111	221,524	125,413	143,873	972,844	(1,057,326)	6,389,253
分部業績	57,492	1,466,404	138,772	53,683	145,334	(8,666)	2,022	155,812		2,010,853
分部業務間交易	346	(137,254)	(16,083)	(36,931)	—	50,634	23,613	53,400		(62,275)
對經營溢利之貢獻	57,838	1,329,150	122,689	16,752	145,334	41,968	25,635	209,212		1,948,578
銀行存款利息收入										13,404
未能分類之支出減收入淨額										(209,475)
經營溢利										1,752,507
融資成本										(97,643)
非營運收入										21,309
應佔聯營公司及共同控制公司溢利減虧損										1,409,779
稅項										(388,311)
少數股東權益										(544,492)
屬本公司股東溢利										2,153,149
本年度折舊及攤銷	(466)	(734)	(57)	(4,577)	(36,234)	(3,992)	(11,644)	(58,436)		
本年度減值虧損	—	—	—	—	—	—	—	(71,262)		
物業項目撥備	(57,722)	—	—	—	—	—	—	—		
重要非現金之費用(除折舊及攤銷以外)	—	—	—	—	—	—	—	(15,532)		
分部資產	24,182,869	35,379,093	2,343,096	444,939	1,331,154	1,166,525	58,333	1,811,493	(212,659)	66,504,843
投資聯營公司及共同控制公司										21,867,488
未能分類之資產										2,300,144
總資產										90,672,475
分部負債	3,115,060	506,657	50,332	458,495	21,971	9,711	112,281	165,593	(212,659)	4,227,441
未能分類之負債										16,314,463
總負債										20,541,904
本年度資本性支出	1,594,277	805,158	—	34	5,623	227	17,198	24,228		

十三 分部資料(續)

地區分部：

截至二零零三年六月三十日止年度

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**7,278,186**	**389,278**	**7,667,464**
其他收入(不包括銀行存款利息收入)	**213,760**	**41,847**	**255,607**
對外收入	**7,491,946**	**431,125**	**7,923,071**
分部資產	**49,569,003**	**12,021,092**	
本年度資本性支出	**2,092,703**	**13,275**	

截至二零零二年六月三十日止年度

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	5,421,880	807,683	6,229,563
其他收入(不包括銀行存款利息收入)	152,299	7,391	159,690
對外收入	5,574,179	815,074	6,389,253
分部資產	56,275,029	10,442,473	
本年度資本性支出	2,438,197	8,548	

十四 固定資產

（甲） 投資物業

本集團：

	港幣千元
成本值或估值：	
二零零二年七月一日	27,734,592
添置	30,006
轉自發展中物業	
— 非流動資產	4,786,862
— 流動資產	89,562
出售	(92,434)
重估虧損	(3,236,159)
二零零三年六月三十日	29,312,429

（乙） 其他固定資產

本集團：

	酒店物業 港幣千元	其他 土地及樓宇 港幣千元	待發展／ 發展中物業 港幣千元	收費公路 經營權 港幣千元	橋樑 港幣千元	其他 港幣千元	總值 港幣千元
成本值或估值：							
二零零二年七月一日	1,151,000	508,313	7,391,241	789,529	655,617	805,316	11,301,016
添置	176	—	478,446	—	136	52,700	531,458
轉往待出售之建成物業	—	—	(277,878)	—	—	—	(277,878)
轉往投資物業	—	—	(4,786,862)	—	—	—	(4,786,862)
轉自流動資產之發展中物業	—	—	108,940	—	—	—	108,940
出售	—	(3)	—	—	—	(39,901)	(39,904)
重估虧損	(176)	—	—	—	—	—	(176)
二零零三年六月三十日	1,151,000	508,310	2,913,887	789,529	655,753	818,115	6,836,594
攤銷及折舊：							
二零零二年七月一日	—	56,390	—	66,287	65,800	615,309	803,786
本年度折舊	—	7,099	—	21,239	14,250	60,678	103,266
減值虧損（附註）	—	—	—	—	—	14,318	14,318
出售資產折舊撥回	—	—	—	—	—	(35,329)	(35,329)
二零零三年六月三十日	—	63,489	—	87,526	80,050	654,976	886,041
賬面淨值：							
二零零三年六月三十日	1,151,000	444,821	2,913,887	702,003	575,703	163,139	5,950,553
二零零二年六月三十日	1,151,000	451,923	7,391,241	723,242	589,817	190,007	10,497,230
成本值或估值於二零零三年六月三十日代表：							
成本值	—	442,230	2,765,887	789,529	655,753	818,115	5,471,514
估值：							
一九九二年六月三十日	—	20,110	—	—	—	—	20,110
一九九四年六月三十日	—	45,970	—	—	—	—	45,970
一九九七年六月三十日	—	—	148,000	—	—	—	148,000
二零零三年六月三十日	1,151,000	—	—	—	—	—	1,151,000
	1,151,000	508,310	2,913,887	789,529	655,753	818,115	6,836,594

附註： 本年內，資訊服務面對困難之營運環境及中國零售業務已縮減經營規模，根據本集團估計相關資產之可收回數額，對數據中心、網絡器材與設施及部份物業裝修賬面金額之減值分別為港幣3,857,000元（2002年—港幣60,260,000元）及港幣10,461,000元（2002年—無）。

十四 固定資產*(續)*

(丙) 物業賬面淨值之分析：—

	本集團	
	2003 港幣千元	2002 港幣千元
位於香港並簽有		
長期租約	**3,740,877**	3,876,574
中期租約	**26,846,327**	29,389,938
	30,587,204	33,266,512
位於香港以外並簽有		
長期租約	**915**	959
中期租約	**4,511,736**	4,775,318
	4,512,651	4,776,277
	35,099,855	38,042,789

本集團之投資物業及酒店物業已於二零零三年六月三十日由獨立專業測量師行—戴德梁行進行重估。重估乃以個別物業之公開市值為準則，並參照市場類似交易個案；及在適當情況下，以扣除支銷後之收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加之可能性，而對物業作出重估。

董事局認為，凡若出售在香港經估值後之投資物業因而產生之資本增值，無須繳付任何稅項債務。若出售某些中國其他地區已重估之投資物業而產生有關中國土地增值稅及中國所得稅之或然負債可見於附註卅九(己)。

本集團用作經營租賃的投資物業及酒店物業的賬面總額分別為港幣29,312,429,000元(2002年—港幣27,734,592,000元)及港幣1,151,000,000元(2002年—港幣1,151,000,000元)。

本集團透過於一年內到期的融資租賃，租用設備。於租賃期完結時，本集團有權以優惠價格購入有關的設備。本集團以融資租賃持有的設備的賬面淨值為港幣634,000元(2002年—港幣1,087,000元)。

本集團已將收費公路經營權抵押予財務機構以取得部分銀行借貸款。

包括於本集團其他之港幣818,115,000元(2002年—港幣805,316,000元)中有港幣12,000元(2002年—港幣974,000元)屬於橋樑在建工程。

十五 附屬公司權益

	本公司 2003 港幣千元	本公司 2002 港幣千元
無牌價股份，成本值	**2,315,451**	2,315,216
附屬公司貸款	**39,960,690**	40,093,130
	42,276,141	42,408,346
減：減值虧損	**(83,000)**	(83,000)
	42,193,141	42,325,346
附屬公司借款	**(5,003,507)**	(4,491,365)
	37,189,634	37,833,981

主要附屬公司之明細詳列於第二百二十六頁至二百三十五頁。

十六 聯營公司權益

	本集團 2003 港幣千元	本集團 2002 重列 港幣千元	本公司 2003 港幣千元	本公司 2002 港幣千元
無牌價股份				
股份，成本值	**—**	—	**262,991**	262,991
應佔資產淨值	**113,100**	419,510	**—**	—
聯營公司貸款	**2,494,421**	3,207,316	**943,953**	888,448
	2,607,521	3,626,826	**1,206,944**	1,151,439
減：減值虧損	**—**	—	**(128,849)**	(128,849)
	2,607,521	3,626,826	**1,078,095**	1,022,590
聯營公司借款	**(21,253)**	(48,896)	**(62,568)**	(2,938)
	2,586,268	3,577,930	**1,015,527**	1,019,652
於香港上市之有牌價股份				
應佔資產淨值	**11,280,612**	11,848,320	**—**	—
商譽	**927,433**	860,242	**—**	—
	12,208,045	12,708,562	**—**	—
	14,794,313	16,286,492	**1,015,527**	1,019,652
有牌價股份市值	**22,578,027**	23,688,952	**—**	—

於二零零二年六月三十日的貸款予聯營公司結餘中，包括港幣695,849,000元並已在本年度內重新分類為應收貸款(附註二十五(甲))。

主要聯營公司之明細詳列於第二百三十六頁。

十七 共同控制公司權益

	本集團		本公司	
	2003 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元
無牌價股份，成本值	**—**	—	**10**	260
應佔資產淨值	**1,388,138**	779,033	**—**	—
共同控制公司貸款	**4,754,313**	4,846,297	**114,621**	114,175
	6,142,451	5,625,330	**114,631**	114,435
共同控制公司借款	**(19,475)**	(44,334)	**(5,879)**	(4,891)
	6,122,976	5,580,996	**108,752**	109,544

主要共同控制公司之明細詳列於第二百三十七頁。

十八 證券投資

本集團：

	持有至到期證券		投資證券		其他投資		合計	
	2003 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元
股份								
有牌價 — 香港	**—**	—	**—**	545,674	**641,275**	123,614	**641,275**	669,288
有牌價 — 香港以外	**—**	—	**20,314**	20,314	**—**	—	**20,314**	20,314
無牌價	**—**	—	**140,658**	140,321	**41,218**	40,562	**181,876**	180,883
	—	—	**160,972**	706,309	**682,493**	164,176	**843,465**	870,485
債務證券								
有牌價 — 香港以外	**11,699**	83,123	**—**	—	**—**	—	**11,699**	83,123
無牌價	**173,092**	280,908	**—**	—	**—**	—	**173,092**	280,908
	184,791	364,031	**—**	—	**—**	—	**184,791**	364,031
	184,791	364,031	**160,972**	706,309	**682,493**	164,176	**1,028,256**	1,234,516
有牌價股份市值	**11,443**	84,267	**20,331**	509,928	**641,275**	123,614	**673,049**	717,809
報告之目的為分析賬面值：								
非流動	**54,402**	147,331	**160,972**	706,309	**601,613**	164,176	**816,987**	1,017,816
流動	**130,389**	216,700	**—**	—	**80,880**	—	**211,269**	216,700
	184,791	364,031	**160,972**	706,309	**682,493**	164,176	**1,028,256**	1,234,516

十九 待發展之物業

	本集團	
	2003	2002
	港幣千元	港幣千元
香港	**1,450,980**	1,730,832
中國其他地區	**3,038,444**	3,410,135
	4,489,424	5,140,967

二十 應收分期款

（甲） 此乃自結算日起十二個月後應收分期款之樓價，結算日後十二個月內之應收分期款，已列入流動資產內。

（乙） 自結算日起十二個月內應收分期款（扣除壞賬準備）之賬齡分析如下：—

	本集團	
	2003	2002
	港幣千元	港幣千元
逾期一個月內	**399,306**	351,547
逾期一個月但少於三個月	**3,967**	5,837
逾期三個月但少於六個月	**3,642**	6,687
逾期超過六個月	**23,194**	41,577
	430,109	405,648

廿一 發展中物業

	本集團	
	2003	2002
	港幣千元	港幣千元
香港	**6,249,853**	10,301,824
中國其他地區	**963,709**	898,096
	7,213,562	11,199,920

約有港幣5,759,631,000元（2002年—港幣6,304,942,000元）發展中物業預期將於一年後完成。

廿二 待出售之建成物業

以可變現淨值列賬之待出售之建成物業為港幣3,754,228,000元（2002年—港幣1,894,162,000元）。

廿三 存貨

以可變現淨值列賬之存貨為港幣1,512,000元（2002年—港幣1,131,000元）。

廿四 應收／(應付)客戶合約工程款

	本集團 2003 港幣千元	2002 港幣千元
於結算日履行中之工程合約：		
已產生之工程成本加確認溢利減估計虧損淨值	**480,550**	478,540
進度款	**(314,010)**	(377,785)
工程淨值	**166,540**	100,755
以上項目代表：		
應收客戶合約工程款	**166,540**	100,806
應付客戶合約工程款	**—**	(51)
	166,540	100,755

應收客戶合約工程款中包括港幣52,971,000元(2002年—港幣21,846,000元)預期一年後獲收回。

廿五 應收貸款，應收賬項、預付費用及按金

(甲) 應收貸款

應收貸款中，包括本集團向投資公司(其前身為本集團之聯營公司)之貸款為港幣695,849,000元(附註十六)。

在年內，本集團簽定一主要買賣合約，以美元124,000,000代價向前聯營公司購入一國內物業。本集團已支付美元38,500,000(相等於港幣300,251,000元)作為收購之訂金。在簽定正式物業買賣合約時，本集團對前聯營公司之貸款將作為收購上述物業代價之部份付款。

(乙) 應收賬項、預付費用及按金

本集團設有特定之信貸政策，買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：—

	本集團 2003 港幣千元	2002 港幣千元
逾期一個月內	**252,200**	268,114
逾期一個月但少於三個月	**69,493**	116,105
逾期三個月但少於六個月	**21,149**	47,164
逾期超過六個月	**228,582**	154,256
	571,424	585,639
預付費用、按金及其他應收賬項	**668,741**	930,651
	1,240,165	1,516,290

本集團應收賬項、預付費用及按金中包括港幣398,637,000元(2002年—港幣404,791,000元)預期一年後獲收回。除此以外，所有款項預期可於一年內收回。

廿六 現金及現金等價物

	本集團 2003 港幣千元	本集團 2002 港幣千元	本公司 2003 港幣千元	本公司 2002 港幣千元
銀行及其他金融機構存款	**1,694,232**	1,047,452	**—**	—
銀行存款及現金	**668,357**	304,520	**375**	329
資產負債表之現金及現金等價物	**2,362,589**	1,351,972	**375**	329
證券投資	**656**	—		
銀行透支	**(152,769)**	(237,782)		
現金流量表之現金及現金等價物	**2,210,476**	1,114,190		

廿七 銀行借款、透支及其他借款

	本集團 2003 港幣千元	本集團 2002 港幣千元
銀行借款及透支（附註甲）		
— 有抵押	**259,485**	294,614
— 無抵押	**11,134,284**	11,084,788
	11,393,769	11,379,402
其他無抵押借款（附註乙）	**26,320**	783,861
	11,420,089	12,163,263
（甲） 銀行借款及透支償還期列報如下：—		
一年內並已列入流動負債	**1,545,095**	1,542,942
一年後並已列入非流動負債		
一年後但兩年內	**5,348,420**	5,211,000
兩年後但五年內	**4,434,979**	4,010,185
五年後	**65,275**	615,275
	9,848,674	9,836,460
	11,393,769	11,379,402
（乙） 其他無抵押借款償還期列報如下：—		
一年內並已列入流動負債	**—**	757,541
一年後但兩年內並已列入非流動負債	**26,320**	26,320
	26,320	783,861

於二零零二年六月三十日，包括於其他無抵押借款內之外幣借款，共為港幣757,541,000元，乃根據與銀行安排之固定滙率外幣對掉交易折算。該等借款已於本年度內償還。

廿八 融資租賃承擔

本集團的融資租賃承擔的還款期如下：—

	2003			2002		
	最低租賃付款額現值 港幣千元	日後期間的利息支出 港幣千元	最低租賃付款總額 港幣千元	最低租賃付款額現值 港幣千元	日後期間的利息支出 港幣千元	最低租賃付款總額 港幣千元
一年內並已列入流動負債	**47**	**4**	**51**	417	70	487
一年後但五年內並已列入非流動負債	**—**	**—**	**—**	47	4	51
	47	**4**	**51**	464	74	538

廿九 租約及其他按金

本集團租約及其他按金中包括港幣186,894,000元(2002年—港幣194,202,000元)預期一年後支付。除此以外，所有款項預期於一年內支付。

三十 應付賬項及應付費用

本集團應付賬項及應付費用中包括港幣208,164,000元(2002年—港幣114,686,000元)預期一年後支付。除此以外，所有款項預期於一年內支付。

應付貿易賬款之到期日分析如下：—

	本集團	
	2003 港幣千元	2002 港幣千元
一個月內及按要求還款	**407,537**	354,032
一個月後但三個月內到期	**166,549**	116,273
三個月後但六個月內到期	**173,351**	185,833
六個月後到期	**479,231**	588,999
	1,226,668	1,245,137
其他應付賬項及應付費用	**409,031**	326,400
	1,635,699	1,571,537

卅一 股本

	股數		票面值	
	2003 千計	2002 千計	**2003** 港幣千元	2002 港幣千元
法定股本				
普通股每股港幣二元	**1,800,000**	1,800,000	**3,600,000**	3,600,000
發行及繳足股本				
普通股每股港幣二元	**1,722,140**	1,722,140	**3,444,280**	3,444,280

卅二 股份溢價

股份溢價之應用是受香港《公司條列》第48B條所管轄。

卅三 資本儲備

本集團：

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	滙兌儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零一年七月一日	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871
其他物業重估虧損	(69,074)	—	—	—	—	(69,074)
應佔聯營公司物業重估虧損	(11,779)	—	—	—	—	(11,779)
計入損益計算表(附註)	—	(34,456)	—	—	—	(34,456)
投資香港以外公司之滙兌差額	—	—	—	1,376	—	1,376
由損益計算表撥轉(附註卅五)	—	—	—	—	46	46
於二零零二年六月三十日	181,236	1,446,702	20,200	(2,595)	2,441	1,647,984
計入：						
本公司及附屬公司	181,363	1,446,702	20,200	—	2,441	1,650,706
聯營公司及共同控制公司	(127)	—	—	(2,595)	—	(2,722)
	181,236	1,446,702	20,200	(2,595)	2,441	1,647,984

本集團：

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	滙兌儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零二年七月一日	**181,236**	**1,446,702**	**20,200**	**(2,595)**	**2,441**	**1,647,984**
其他物業重估虧損	**(176)**	**—**	**—**	**—**	**—**	**(176)**
於聯營公司售出之其他物業撥轉重估盈餘至損益計算表	**(29,006)**	**—**	**—**	**—**	**—**	**(29,006)**
投資香港以外公司之滙兌差額	**—**	**—**	**—**	**(1,220)**	**—**	**(1,220)**
由損益計算表撥轉(附註卅五)	**—**	**—**	**—**	**—**	**15**	**15**
於二零零三年六月三十日	**152,054**	**1,446,702**	**20,200**	**(3,815)**	**2,456**	**1,617,597**
計入：						
本公司及附屬公司	**181,187**	**1,446,702**	**20,200**	**—**	**2,456**	**1,650,545**
聯營公司及共同控制公司	**(29,133)**	**—**	**—**	**(3,815)**	**—**	**(32,948)**
	152,054	**1,446,702**	**20,200**	**(3,815)**	**2,456**	**1,617,597**

附註： 因投資於附屬公司之權益被攤薄所產生之收益包括於資本儲備之中，於二零零二年計入綜合損益計算表之數額乃按照附屬公司相關物業建築完成前之權益轉讓予第三者而定。

卅三 資本儲備(續)

本公司:

	資本贖回儲備	
	2003	2002
	港幣千元	港幣千元
於七月一日及六月三十日	**20,200**	20,200

資本贖回儲備之應用是受香港《公司條列》第49H條所管轄。

其他物業重估儲備、綜合賬項儲備及滙兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計決策(附註一)處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，本集團的其中兩間附屬公司在年度內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該等附屬公司註冊資本的50%。

卅四 投資物業重估儲備

	本集團	
	2003	2002
	港幣千元	港幣千元
於七月一日	**12,311,082**	13,209,198
重估虧損	**(3,002,497)**	(526,054)
應佔聯營公司重估(虧損)／升值	**(693,577)**	25,342
應佔共同控制公司重估虧損	**(60,277)**	(172,646)
售出物業撥轉損益計算表	**(7,029)**	(107,462)
售出聯營公司撥轉損益計算表	**—**	(74,648)
售出共同控制公司撥轉損益計算表	**—**	(42,648)
於六月三十日	**8,547,702**	12,311,082
計入:		
本公司及附屬公司	**8,493,491**	11,503,017
聯營公司	**202,662**	896,239
共同控制公司	**(148,451)**	(88,174)
	8,547,702	12,311,082

投資物業重估儲備之設立及應用乃根據適用於投資物業之會計決策(附註一)。

卅五 保留溢利

	本集團 2003 港幣千元	本集團 2002 重列 港幣千元	本公司 2003 港幣千元	本公司 2002 港幣千元
於七月一日				
—上年度報告	**31,060,366**	30,457,189	**27,048,058**	28,583,463
—修訂僱員福利之會計決策所產生之前期調整(附註二(甲))	**(56,572)**	(56,572)	**—**	—
—已重列	**31,003,794**	30,400,617	**27,048,058**	28,583,463
本年度內批准屬於上年度之股息(附註十一(乙))	**(774,963)**	(947,177)	**(774,963)**	(947,177)
本年度溢利	**2,242,342**	2,153,149	**696,440**	14,521
撥轉資本儲備(附註卅三)	**(15)**	(46)	**—**	—
本年度已宣派及支付之股息(附註十一(甲))	**(602,749)**	(602,749)	**(602,749)**	(602,749)
於六月三十日	**31,868,409**	31,003,794	**26,366,786**	27,048,058
保留溢利如下:				
本公司及附屬公司	**28,419,172**	28,040,734		
聯營公司	**3,292,722**	3,123,880		
共同控制公司	**156,515**	(160,820)		
	31,868,409	31,003,794		

卅六 可分派之儲備

於二零零三年六月三十日本公司可分派之儲備為港幣26,366,786,000元(2002年—港幣27,048,058,000元)。

卅七 承擔項目

於二零零三年六月三十日,本集團未計提之承擔項目如下:—

	本集團 2003 港幣千元	本集團 2002 港幣千元
(1) 就物業收購,未來發展及有關內部裝置費用並已簽約之承擔	**334,197**	1,022,341
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	**2,327,265**	2,825,018
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝修費用	**4,945,939**	2,613,073
	7,607,401	6,460,432

卅七 承擔項目 *(續)*

根據結算日之資料，董事估計本集團於上述承擔項目支付日期如下：—

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內	**2,929,952**	2,090,614
一年後但兩年內	**1,745,394**	1,296,315
兩年後	**2,932,055**	3,073,503
	7,607,401	6,460,432

卅八 重要租賃安排

於二零零三年六月三十日，本集團分別為經營租賃之出租人及承租人。本集團不可解除的經營租賃承擔如下：—

(甲) 出租人

本集團以經營租賃租出若干土地／物業。這些租賃一般初步為期一年至六年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。有關出租物業之賬面淨額已刊載於附註十四。

於本年度確認為經營租賃收入之港幣2,011,654,000元(2002年—港幣2,067,717,000元)已包括在綜合損益計算表中。

本集團根據不可解除的經營租賃在日後應收的最低租賃付款額總數如下：—

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內	**1,385,883**	1,517,008
一年後但五年內	**903,049**	1,195,193
五年後	**83,971**	37,817
	2,372,903	2,750,018

(乙) 承租人

(1) 本集團以經營租賃租入若干物業。這些租賃一般初步為期一至二十年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。沒有任何租賃包括或然租金。

於本年度確認為經營租賃物業費用之港幣27,698,000元(2002年—港幣50,927,000元)已包括在綜合損益計算表中。

本集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：—

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內	**16,303**	23,100
一年後但五年內	**37,009**	63,091
五年後	**152,082**	253,041
	205,394	339,232

卅八 重要租賃安排 *(續)*

(2) 本集團亦有以經營租賃租用電訊網絡設備。部份租賃是沒有特定條款而其餘的租賃起首期為三個月、六個月或一年，當起首租賃期屆滿後可選擇再續期。沒有任何租賃包括或然租金。

於本年度確認為經營租賃電訊網絡設備費用之港幣8,731,000元(2002年—港幣12,236,000元)已包括在綜合損益計算表中。

本集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：—

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內	**3,502**	5,711
一年後但五年內	**155**	1,438
	3,657	7,149

卅九 或然負債

於二零零三年六月三十日，本集團及本公司之或然負債如下：—

	本集團		本公司	
	2003	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元
(甲) 本公司及附屬公司為樓宇買家向財務公司發出之擔保	**232,647**	273,289	**3,327**	4,619
(乙) 本公司為附屬公司已使用之銀行額度向銀行發出之擔保	**—**	—	**9,618,615**	8,926,691
(丙) 本公司為聯營公司及共同控制公司已使用之銀行額度向銀行發出之擔保	**3,526,014**	3,963,523	**3,526,014**	3,963,523
(丁) 本公司為附屬公司向債券持有人發出之擔保	**—**	—	**—**	758,309
	3,758,661	4,236,812	**13,147,956**	13,653,142

(戊) 本集團向第三者發出擔保保證有關附屬公司就合作物業發展計劃應佔出資及物業發展項目提供資金之已簽約承擔。於二零零三年六月三十日，該等擔保之或然負債為港幣294,000,000元(2002年—港幣453,000,000元)。

(己) 根據本公司與一間附屬公司於一九九六年三月十五日簽定之賠償保證契約，本公司願意於指定情況下承擔賠償有關該附屬公司在出售其於一九九五年十二月三十一日所持有之物業權益而引致之任何應繳之中國所得稅及中國土地增值稅(「土地增值稅」)。於二零零三年六月三十日，本公司有關於該附屬公司若干投資物業於二零零三年六月三十日重估所引起之或然中國所得稅及土地增值稅負債為港幣37,000,000元(2002年—港幣78,000,000元)及港幣48,000,000元(2002年—港幣101,000,000元)。惟該附屬公司之董事現時未有出售該等物業之意圖。

(庚) 於二零零二年六月三十日，本集團就一間附屬公司的銀行履約擔保承擔或然負債為港幣12,000,000元。該項履約擔保是按照該附屬公司於二零零零年二月十六日獲授及於二零零二年五月三十日修訂的固定電訊網絡服務牌照的條款而提供。於二零零三年六月三十日，本集團並無該等或然負債。

四十 關連人士的重大交易

(甲) 同母系附屬公司交易

本集團與恒基兆業有限公司及其附屬公司之重大交易如下：—

	本集團 2003 港幣千元	2002 港幣千元
貸款安排費(註1)	**69,387**	114,140
建築工程收入(註2)	**415**	21,817
大廈管理服務費收入(註3)	**32,409**	36,723
租務佣金收入(註3)	**13,501**	14,256
其他利息支出(註1)	**65,130**	110,815

(乙) 與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大交易如下：—

	本集團 2003 港幣千元	2002 港幣千元
其他利息收入(註1)	**36,427**	59,853
建築工程收入(註2)	**477,666**	290,719
管理費收入(註3)	**20,318**	37,620
專業費用收入(註3)	**54,974**	25,543
獲取物業發展權之支付金額(註4)	**380,529**	—
出售貨品(註3)	**1,915**	8,959

(丙) 與關聯公司交易

本集團與由本集團董事管理之基金之重大交易如下：—

	本集團 2003 港幣千元	2002 港幣千元
建築工程收入(註2)	**11,958**	**418,513**
銷售佣金收入(註3)	**3,309**	5,949

註：

(1) 貸款安排費，利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(2) 建築工程收入為代付成本加上若干百份比之服務費用。

(3) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(4) 本集團根據與聯營公司簽訂之合約支付相關金額以獲取物業發展之住宅項目銷售所得款項淨額之27%。

(5) 於二零零三年六月三十日，同母系附屬公司之借款已列於資產負債表中，而聯營公司及共同控制公司之借貸已列於附註十六及十七中。

四十　關連人士的重大交易*（續）*

（丁）與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司或本集團之若干附屬公司及聯營公司擁有個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零三年六月三十日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣414,438,000元（2002年—港幣410,158,000元）及港幣664,322,000元（2002年—港幣646,116,000元），全部均無抵押。截至二零零三年六月三十日止年度內，這些附屬公司及聯營公司就上述安排向李先生所控制或擁有之公司支付利息分別為港幣零元（2002年—港幣零元）及港幣17,943,000元（2002年—港幣39,597,000元）。

四十一　董事酬金

（甲）依照香港《公司條例》第161節列報之董事酬金如下：—

	本集團	
	2003 港幣千元	2002 港幣千元
執行董事		
董事袍金	**1,110**	1,060
其他酬金：		
基本薪金、房屋津貼、其他津貼及實物利益	**36,010**	36,893
退休金供款	**1,572**	1,558
酌定花紅	**17,920**	19,160
	56,612	58,671
非執行董事		
董事袍金	**140**	140
其他酬金：		
基本薪金、房屋津貼、其他津貼及實物利益	**2,000**	3,000
	2,140	3,140
獨立非執行董事		
董事袍金	**240**	240
其他	**250**	250
	490	490

四十一 董事酬金 *(續)*

(乙) 董事之酬金介乎下列款額之人數如下：—

酬金：

港元			本集團 2003 董事人數	本集團 2002 董事人數
無	至	1,000,000	**8**	8
2,000,001	至	2,500,000	**2**	—
2,500,001	至	3,000,000	**3**	4
3,000,001	至	3,500,000	**1**	2
3,500,001	至	4,000,000	**1**	1
4,000,001	至	4,500,000	**2**	2
4,500,001	至	5,000,000	**1**	1
7,500,001	至	8,000,000	**1**	—
8,000,001	至	8,500,000	**1**	2
8,500,001	至	9,000,000	**1**	—
10,000,001	至	10,500,000	**—**	1

四十二 高級管理人員酬金

五名最高薪僱員，其中四名(2002年：四名)為董事，其酬金已披露在附註四十一內。其餘一位(2002年：一位)之酬金如下：—

	本集團 2003 港幣千元	本集團 2002 港幣千元
薪金及其他酬金	**3,982**	2,696
酌定花紅	**440**	1,956
退休金供款	**238**	161
	4,660	4,813

四十三 最終控股公司

本公司董事局認為於二零零三年六月三十日之最終控股公司乃在香港註冊成立之恒基兆業有限公司。

四十四 比較數字

由於採用《會計實務準則》第15條(二零零一年修訂版)—「現金流量表」的規定，綜合現金流量表項目的列報及分類方式已經更改。因此，部分銀行借款並不符合現金等價物的定義，稅項、投資回報及融資成本項目的現金流量已分別歸類為營運、投資及融資活動，並且在綜合現金流量表加入營運活動現金流量的詳細分類剖析。比較數字已重新分類，以配合本年度的列報方式。

由於修訂了關於僱員福利的會計決策，故部分比較數字已作出調整；有關詳情載於附註二(甲)。

除特別註明外，所有主要附屬公司皆在香港註冊及經營，其有關資料如下：—

	已發行股本資料 普通股股數	已發行股本資料 票面值 港元	股權擁有百分比 本公司	股權擁有百分比 附屬公司
(甲) 物業發展				
(i) 香港註冊及經營業務				
Avion Investment Limited	3,000,000	1	100	—
寶雅置業有限公司	500	100	100	—
益利發展有限公司	2	1	—	100
億雄發展有限公司	2	1	—	100
敦鴻發展有限公司	10,000	1	100	—
波加置業有限公司	20,000	100	—	100
* 明貿發展有限公司	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* 勝凱發展有限公司	2	1	—	100
展寶發展有限公司	2	1	—	100
綽邦發展有限公司	2	1	—	100
* 豐永發展有限公司	2	1	—	100
鉅添發展有限公司	2	1	—	100
冠津有限公司	100	1	—	80
* 泰麟國際有限公司	2	1	—	100
好達置業有限公司	2	1	—	100
* Dili Investment Limited	500	100	100	—
* 龍彩發展有限公司	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
順環有限公司	2	1	—	100
怡穎發展有限公司	2	1	—	100
* 依智利置業有限公司	100,000	100	100	—
* 凱峰企業有限公司	500+	100	100	—
* 凱峰企業有限公司	2++	100	—	—
輝協發展有限公司	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
豐樂發展有限公司	2	1	—	100
* 豐傑發展有限公司	2	1	100	—
福霸發展有限公司	10,000	1	100	—
福捷發展有限公司	1,000	1	—	100
利年發展有限公司	2	1	—	100
溢至投資有限公司	2	1	—	100
盈基發展有限公司	1,000	1	—	75
* 佳偉發展有限公司	10,000	1	—	100
* 富萬發展有限公司	2	1	—	100
加隆置業有限公司	20,000	100	—	100
彩和發展有限公司	10,000	1	100	—
彩霸發展有限公司	1,000	1	—	100

二零零三年六月三十日

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	本公司	附屬公司
(甲) 物業發展(續)				
Gesund Investment Company Limited	2	100	—	100
威發隆發展有限公司	3,000,000	1	—	100
* 卓昇發展有限公司	2	1	—	100
康裕企業有限公司	10,000	1	—	100
廣敏發展有限公司	10,000	1	100	—
* 旺泰發展有限公司	2	1	100	—
宏爵發展有限公司	2	1	—	100
* 利達高發展有限公司	2	1	—	100
* 喜田地產有限公司	100	1	—	80
* 顯萬發展有限公司	2	1	—	100
* 康翠發展有限公司	100+	1	100	—
* 康翠發展有限公司	2++	1	—	—
仲世投資有限公司	2	1	—	100
祖利任有限公司	2	1	—	100
啟迪實業有限公司	2	1	—	100
顯新發展有限公司	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* 啟謙投資有限公司	10,000	1	—	100
* 廣基置業有限公司	2	1	100	—
* 廣基置業有限公司	10,000**	100	100	—
隆暉發展有限公司	1,000	1	—	100
朗穎發展有限公司	2	1	—	100
禮通投資有限公司	100	1	—	100
* 朗捷發展有限公司	1,000	1	—	100
朗安發展有限公司	1,000	1	—	100
運金發展有限公司	2	1	—	100
* 利萬發展有限公司	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
銘才發展有限公司	1,000	1	—	100
敏寶發展有限公司	2	1	—	100
* 萬和建業有限公司	30,000	100	100	—
萬財發展有限公司	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* 敬新有限公司	2	1	100	—
萬里發展有限公司	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
納滿置業有限公司	2	1	100	—
* 業萬發展有限公司	2	1	—	100
* 新置發展有限公司	1,000	1	—	100
新添發展有限公司	2	1	—	100
新基業發展有限公司	2	1	—	100
* Ohtori Investment Limited	2	1	100	—

二零零三年六月三十日

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(甲) 物業發展(續)				
* 安豐發展有限公司	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* 百龍發展有限公司	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
達萬發展有限公司	2	1	—	100
* 威統發展有限公司	2	1	—	100
利鋒發展有限公司	1,000	1	—	100
* 鈞利置業有限公司	10,000	100	100	—
利先置業有限公司	4	100	—	75
* 裕時發展有限公司	2	1	—	100
裕銀發展有限公司	2	1	—	100
Rightlane Investment Limited	2	1	100	—
可越發展有限公司	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
增光置業有限公司	1,000	1	—	100
真星置業有限公司	10,000	1	100	—
思朗發展有限公司	2	1	—	100
* 崇景建業有限公司	2+	1	100	—
* 崇景建業有限公司	20,000**	100	100	—
* 崇景建業有限公司	2++	1	—	—
* 傑耀發展有限公司	100	1	—	60
傑運發展有限公司	10,000	1	—	100
* 俊光發展有限公司	2	1	—	100
順盛企業有限公司	10,000	1	—	100
捷誠置業有限公司	10,000	1	100	—
星飛有限公司	2	1	—	100
成冠發展有限公司	2	1	—	100
* 成霸發展有限公司	2	1	—	100
* 明崇發展有限公司	2	1	—	100
* 敦匯發展有限公司	2	1	—	100
* 添永發展有限公司	10	1	—	80
時庫投資有限公司	2	1	—	100
* 達泰發展有限公司	2	1	—	100
統樂發展有限公司	10,000	1	100	—
名堡置業有限公司	100	1	—	100
* 上昌發展有限公司	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
成傑發展有限公司	2	1	—	100
Vignette Investment Limited	2	1	—	100
* 達添發展有限公司	1,000	1	—	90.10
東鵬發展有限公司	10,000	1	100	—
威望發展有限公司	100	1	—	60

二零零三年六月三十日

	已發行／實繳註冊股本	權益擁有之百分比 本公司	附屬公司
(甲) 物業發展(續)			
(ii) 中國成立及經營業務			
^ 北京高億房地產開發有限公司	美元12,000,000	—	70@
^* 北京恒兆置業有限公司	人民幣655,000,000	—	100@
~* 寶享房地產(深圳)有限公司	美元9,560,000	—	100
^* 東莞恒駿廣場開發有限公司	港元15,429,190	—	70@
^* 廣州芳村恒基房地產發展有限公司	人民幣211,650,140	—	100@
* 裕年發展置業(上海)有限公司	美元12,000,000	—	100
^ 廣東嘉星房地產有限公司	港元148,845,677	—	100@
^* 廣州市廣安房產發展有限公司	美元17,947,550	—	62@
^* 廣州廣恒房產發展有限公司	美元16,393,165	—	72@
^* 廣州廣南房產發展有限公司	人民幣125,969,120	—	68.40@
^* 廣州市恒果房地產開發有限公司	港元176,670,000	—	80
^* 廣州建恒房地產發展有限公司	美元17,000,000	—	100@
^* 廣州捷駿房地產開發有限公司	港元310,000,000	—	100@
^* 廣州捷通房地產開發有限公司	港元184,000,000	—	95@
~* 中光發展置業(上海)有限公司	美元12,000,000	—	100
~* 仲合房地產(深圳)有限公司	美元4,360,000	—	100
~* 捷升發展置業(上海)有限公司	美元12,000,000	—	100
•* 上海興輝置業有限公司	美元26,843,216	—	99
•* 上海恒成置業發展有限公司	美元33,340,000	—	85

二零零三年六月三十日

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	本公司	附屬公司
（乙） 物業投資				
* 建巧投資有限公司	2	1	—	100
* 實冠置業有限公司	2	1	—	100
* 波雅置業有限公司	2	100	—	100
* 波雅置業有限公司	1,000**	100	—	100
* 威發置業有限公司	1,000	1	—	100
* 享潤投資有限公司	10,000	1	—	100
世欣發展有限公司	2	1	—	100
* 中確實業有限公司	10	1	—	100
* 財峰有限公司	10,000	1	72.80	—
* 財峰有限公司	10,000**	1	72.80	—
* 永順利發展有限公司	1,000	1	—	100
大城市有限公司	3,000,000	1	—	100
日冠發展有限公司	2	1	—	100
* 戴寶置業有限公司	2	1	100	—
迪加置業有限公司	2	1	—	100
迪加置業有限公司	2**	1	—	100
* 地隆置業有限公司	2	100	100	—
* 迪靈傑置業有限公司	2	1	—	100
* 迪靈傑置業有限公司	2**	1	—	100
龍閣地產有限公司	2	1	—	100
* 怡勝發展有限公司	2	1	100	—
怡福發展有限公司	2	1	—	100
怡運發展有限公司	2	1	—	100
新福有限公司	2	1	—	100
旺偉發展有限公司	1,000	1	—	100
* 景寶發展有限公司	1,000	1	—	100
景協發展有限公司	2	1	—	100
真利多投資有限公司	2	1	—	100
旺冠發展有限公司	1,000	1	—	100
金龍建業有限公司	12,200	100	—	100
夏爽有限公司	1,000	1	100	—
鴻順置業有限公司	20,000	100	—	100
依時威置業有限公司	2	1	—	100
捷高置業有限公司	2	1	—	100
* 朗富發展有限公司	1,000	1	—	100
樂晶發展有限公司	2	1	100	—
* 名士威有限公司	2	1	—	100
貫天置業有限公司	10,000	1	—	100
昌明科技有限公司	10,000	1	—	100
德運發展有限公司	1,000	1	—	100
希祿發展有限公司	10,000	1	—	94.40
Vansittart Investment Limited	2	1	—	100
* 偉城企業有限公司	2	1	—	100
* 年加發展有限公司	1,000	1	—	100
* 榮彩發展有限公司	2	1	100	—
統怡發展有限公司	2	1	100	—

二零零三年六月三十日

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	本公司	附屬公司
(丙) 財務				
* 中國物業財務有限公司	2	1	—	100
景翠發展有限公司	1,000	1	—	100
豪駿國際財務有限公司	10	1	—	60
* 數碼財務有限公司	2	1	—	100
* 恒基數碼財務有限公司	2	1	—	100
* 恒基(中國)財務有限公司	10,000	1	—	100
恒基國際財務有限公司	250,000	100	100	—
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2000) Limited	2	1	100	—
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
* Henderson Land Treasury (Cayman Islands) Limited (開曼群島註冊及經營業務)	2	美元1	100	—
恒基兆業地產財務有限公司	2	1	100	—
* 恒基地產財務有限公司	2	1	100	—
* 地財有限公司	2	1	100	—
* Hiram Assets Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
寶遠財務有限公司	2	1	100	—
威力高國際有限公司	2	1	—	100
統佳財務有限公司	100	1	—	90
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	2	美元1	100	—
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	126,677,935+++	美元1	100	—
(丁) 建築				
裕民建築有限公司	50,000	100	100	—
恒麗建築有限公司	2	1	100	—
恒順建築有限公司	2	1	100	—
恒達建築有限公司	2	100	100	—

二零零三年六月三十日

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(戊) 物業管理				
(i) 香港註冊及經營業務				
比華利山(物業管理)有限公司	2	1	—	100
粉嶺中心(管理)有限公司	2	1	—	100
花都廣場管理有限公司	10	1	—	60
冠威管理有限公司	2	1	—	100
恒鞍物業管理有限公司	2	1	—	100
恒益物業管理有限公司	1,000	100	100	—
新都城管理有限公司	2	1	—	100
港灣豪庭管理有限公司	2	1	—	100
上水中心管理有限公司	2	1	—	100
新港城物業管理有限公司	2	1	—	100
偉邦物業管理有限公司	2	1	100	—
(ii) 香港註冊,在中國經營業務				
* 恒盛(中國)物業管理有限公司	2	1	—	100
(iii) 中國成立及經營業務				

	已發行/實繳 註冊股本	權益擁有之百分比 本公司	附屬公司
•* 北京恒華物業管理有限公司	美元700,000	—	75
~* 廣東恒寶物業管理有限公司	人民幣700,437	—	100

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(己) 控股投資				
(i) 香港註冊及經營業務				
仁嘉發展有限公司	2	1	—	100
祥貴發展有限公司	2	1	—	100
中國投資集團有限公司	300,000	1,000	—	64.06
兆權發展有限公司	2	1	100	—
迪斯利置業有限公司	2	1	—	100
迪斯利置業有限公司	1,000**	1	—	100
鑑良發展有限公司	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* 恒基(中國)投資有限公司	2	1	—	100
* 恒基(中國)投資有限公司	2**	1	—	100
恒基兆業發展有限公司	2,817,327,395	0.20	—	73.48
* 恒中陽光投資有限公司	10,000,000	1	—	70
年達發展有限公司	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* 敏鵬有限公司	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(己) 控股投資(續)				
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
隆添發展有限公司	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
兆堅建業有限公司	1,500	1	—	94.40
兆堅建業有限公司	150,000**	100	—	94.40
利耀發展有限公司	2	1	—	100
Wiselin Investment Limited	2	1	—	100
(ii) 英屬處女群島註冊及經營業務				
* Citimax Investment Limited	1	美元1	—	100
Felix Technology Limited	1	美元1	—	100
Higgins Holdings Limited	1	美元1	—	100
Kingsview International Limited	1	美元1	—	100
Multiglade Holdings Limited	1	美元1	—	100
Newspeed Technology Limited	1	美元1	—	100
Podar Limited	1	美元1	—	100
Rejoice Investments Limited	1	美元1	—	100
* Senway Technology Limited	1	美元1	—	100
St. Helena Holdings Co. Limited	3	美元1	—	100
* Superweb Limited	1	美元1	—	100
Threadwell Limited	1	美元1	—	100
Topgoal Limited	1	美元1	—	100
(iii) 英屬處女群島註冊，在香港經營業務				
Jetsome Limited	1	美元1	—	100
Midlink Limited	1	美元1	—	100
(iv) 開曼群島註冊，在香港經營業務				
* 恒基數碼科技有限公司	5,000,000,000	0.1	—	66.85
(v) 新加坡註冊，在中國經營業務				
新誠集團有限公司	1,200,000	新加坡元1	—	66
(vi) 百慕達註冊，在中國經營業務				
* Henderson China Holdings Limited	496,776,205	1	—	65.45
(vii) 香港註冊，在中國經營業務				
* 恒新石業有限公司	10,000	1	64	—
* 興輝置業有限公司	10,000	1	—	60
* 宏祺發展有限公司	2	1	—	100
* 兆誠國際有限公司	100	1	—	75

二零零三年六月三十日

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(庚) 零售				
千色店有限公司	2	1	—	100
(辛) 酒店及服務式住宅管理及經營				
金鷹管理有限公司	2	1	—	100
* 喜得置業有限公司	1,000	100	100	—
恒基兆業發展酒店管理有限公司	2	1	—	100
香港麗東酒店有限公司	2	1	—	100
九龍麗東酒店有限公司	2	1	—	100
麗東軒(北角)有限公司	2	1	100	—
(壬) 專業服務				
宏力保安服務有限公司	10,000	1	—	100
宏力保安服務有限公司	400+++	1	—	25
(癸) 管理及代理服務				
* 恒基(中國)地產代理有限公司	2	1	—	100
恒基物業代理有限公司	200,000	1	—	100
* 恒基兆業地產代理有限公司	2	100	100	—
* 盛萊發展有限公司	2	1	—	100
(子) 基建				
(i) 香港註冊及經營業務				
* 百城實業有限公司	2	1	—	100

	已發行/實繳 註冊股本	權益擁有之百分比 本公司	附屬公司
(ii) 中國成立及經營業務			
中外合資經營企業			
杭州恒基錢江三橋有限公司	人民幣200,000,000	—	55.69
中外合作經營企業			
馬鞍山環通公路發展有限公司	人民幣99,450,000	—	49
寧波唯達公路發展有限公司	人民幣96,000,000	—	39
寧波智領公路發展有限公司	人民幣56,000,000	—	39
寧波盈輝公路發展有限公司	人民幣88,000,000	—	39
天津萬橋工程發展有限公司	人民幣20,000,000	—	70
天津津寧路橋建設發展有限公司	人民幣23,680,000	—	70

二零零三年六月三十日

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(丑) 資訊科技				
* 裕基科技有限公司	35,000,000	1	—	92.20
* 豐麗發展有限公司	2	1	—	100
* 智慧居有限公司	2	1	—	100
* 恒基數據庫有限公司	2	1	—	100
* 名氣佳網上業務有限公司	2	1	—	100

** 畢馬威會計師事務所審核之公司*
*** 無投票權遞延股份*
+ A股
++ B股
+++ 優先股

@ 此乃應佔附屬公司之溢利百分比。
• 中外合資經營企業。
^ 中外合作經營企業。
~ 外資企業。

以上為董事局認為對本集團損益計算表或資產有重要影響之主要附屬公司。

二零零三年六月三十日

除特別註明外，所有主要聯營公司均在香港註冊及經營，其有關資料如下：－

	權益擁有之百分比		
	本公司	附屬公司	主要業務
上市公司			
香港中華煤氣有限公司	—	36.72	煤氣服務
香港小輪（集團）有限公司	—	31.33	物業發展及投資
美麗華酒店企業有限公司	—	43.69	酒店經營
非上市公司			
Best Homes Limited	40	—	物業發展
Booneville Company Limited	50	—	酒樓服務
威永投資有限公司	—	50	控股投資
豐收發展有限公司	—	50	物業發展
隆業發展有限公司	—	50	物業發展
忠港發展有限公司	—	50	物業投資
名達置業有限公司	—	50	物業發展
寶麟發展有限公司	—	50	控股投資
Quickcentre Properties Limited（英屬處女群島註冊及經營業務）	—	50	控股投資
上海恒昌置業發展有限公司（中國成立及經營業務）	—	49	物業發展
Shinning Worldwide Limited（英屬處女群島註冊及經營業務）	—	45	控股投資
星際發展有限公司	—	33.33	物業投資
悅欣置業有限公司	—	20	物業投資
三暘有限公司	—	33.33	控股投資
富盟投資有限公司	33.33	—	控股投資
2OK Company Limited	—	50	財務

以上為董事局認為對本集團損益計算表或資產有重要影響之主要聯營公司。

主要共同控制公司

二零零三年六月三十日

除特別註明外，所有主要共同控制公司均在香港註冊及經營，其有關資料如下：—

	權益擁有之百分比 本公司	權益擁有之百分比 附屬公司	主要業務
北京燕莎友誼商城有限公司 （中國成立及經營業務）	—	50	零售
Billion Ventures Limited （英屬處女群島註冊及經營業務）	—	50	控股投資
卓群有限公司	—	50	物業發展
Central Waterfront Property Investment Holdings Limited （英屬處女群島註冊及經營業務）	—	50	控股投資
日威發展有限公司	—	25	物業投資
裕運（香港）有限公司	—	50	控股投資
喜加利投資有限公司	—	50	物業發展
翠玉地產資源有限公司	—	25	物業發展
嘉樂威有限公司	—	24.59	財務
利盈發展有限公司	50	—	物業發展
NSW (Holdings) Limited （英屬處女群島註冊及經營業務）	—	50	控股投資
Newfoundworld Holdings Limited	—	20	物業發展
中恩發展有限公司	—	50	物業發展
譽年企業有限公司	—	50	物業發展
佑昌有限公司	—	50	物業發展
Pure Jade Limited	—	20	物業發展
天暉有限公司	—	50	物業發展
旋高發展有限公司	—	50	物業發展
富邦物業管理有限公司	—	50	物業管理
溢匯國際有限公司	—	50	物業發展

以上為董事局認為對本集團損益計算表或資產有重要影響之主要共同控制公司。

Corporate Information 公司資料

Board of Directors 董事局

- Dr. Lee Shau Kee 李兆基博士
  D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
  Chairman and Managing Director 主席兼總經理

  The Hon Lo Tak Shing 羅德丞
  G.B.M., J.P.
  Vice Chairman 副主席
- Lee Ka Kit 李家傑
  Vice Chairman 副主席
- Colin Lam Ko Yin 林高演
  B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
  Vice Chairman 副主席

  Sir Po-shing Woo 胡寶星爵士
  Hon. LL.D., F.C.I.Arb., F.I. Mgt., F.Inst.D., F.H.K.M.A.

  Lee Tat Man 李達民

  Leung Hay Man 梁希文
  F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.

  Angelina Lee Pui Ling 李王佩玲
  J.P., LL.B., F.C.A.

  Kan Fook Yee 簡福飴
  F.H.K.I.S., F.R.I.C.S., F.C.I.Arb.
- Lee King Yue 李鏡禹
- Fung Lee Woon King 馮李煥琼
- Leung Sing 梁昇
- Eddie Lau Yum Chuen 劉壬泉
- Li Ning 李寧
  B.Sc., M.B.A.
- Lee Ka Shing 李家誠
- Patrick Kwok Ping Ho 郭炳濠
  B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.
- Ho Wing Fun 何永勳
- John Yip Ying Chee 葉盈枝
  LL.B., F.C.I.S.
- Suen Kwok Lam 孫國林
  H.I.R.E.A.

  Vincent Liang 梁霆生
  (Alternate Director to The Hon Lo Tak Shing)
  (羅德丞先生之替代董事)

  Jackson Woo Ka Biu 胡家驃
  MA (Oxon)
  (Alternate Director to Sir Po-Shing Woo)
  (胡寶星爵士之替代董事)
- Executive Directors 執行董事

Company Secretary 公司秘書

John Yip Ying Chee 葉盈枝
LL.B., F.C.I.S.

Registered Office 註冊辦事處

6th Floor, World-Wide House,
19 Des Voeux Road Central, Hong Kong
香港德輔道中十九號環球大廈6樓

Telephone 電話 : (852) 2908 8888
Facsimile 傳真 : (852) 2908 8838
Internet 國際互聯網址 : http://www.hld.com
E-Mail 電子郵件 : henderson@hld.com

Registrars 股份登記及過戶處

Computershare Hong Kong Investor Services Limited
Rooms 1712 - 1716,
17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong
香港中央證券登記有限公司
香港皇后大道東一八三號合和中心 17 樓 1712-1716 室

Share Listing 股份上市

Primary listing 第一上市：
The Stock Exchange of Hong Kong Limited
香港聯合交易所有限公司

Secondary listing 第二上市：
The Tokyo Stock Exchange
東京證券交易所

Authorised Representatives 授權代表

Colin Lam Ko Yin 林高演
John Yip Ying Chee 葉盈枝

Auditors 核數師

KPMG 畢馬威會計師事務所

Solicitors 律師

Lo & Lo 羅文錦律師行
Woo, Kwan, Lee & Lo 胡關李羅律師行
Yung, Yu, Yuen & Co. 翁余阮律師行

Principal Bankers 主要往來銀行

The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司

Hang Seng Bank Limited 恒生銀行有限公司

Bank of China (Hong Kong) Limited 中國銀行(香港)有限公司

The Bank of East Asia, Limited 東亞銀行有限公司

Standard Chartered Bank 渣打銀行

Group Executives 集團行政人員

Lee Shau Kee 李兆基
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
General Manager 總經理

Lee Ka Kit 李家傑
Deputy General Manager 副總經理

Colin Lam Ko Yin 林高演
B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
Deputy General Manager 副總經理

Lee Ka Shing 李家誠
Deputy General Manager 副總經理

Ho Wing Fun 何永勳
Assistant General Manager 助理總經理

Departmental Executives 部門行政人員

Project Management Department 地產策劃部

Lau Chi Keung 劉智強
J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.,
Authorised Person
General Manager 總經理

David Francis Dumigan 鄧明庚
B.Sc., C. Eng., M.I.C.E., M.H.K.I.E.
Deputy General Manager 副總經理

Simon Fok Man Kin 霍文健
B.A.A.S. (Hons), B.ARCH., H.K.I.A., R.I.B.A., A.R.A.I.A.,
Registered Architect, Authorised Person
Architect 建築師

Property Development Department 地產發展部

Augustine Wong Ho Ming 黃浩明
M.Sc., F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)
General Manager 總經理

Shuki Leung Shu Ki 梁樹基
B.A. (Hons), M.H.K.I.P., M.R.T.P.I.,
M.C.I.P., R.P.P. (HK), M.C.I.T., A.C.I. Arb., A.H.K.I. Arb.
Deputy General Manager 副總經理

Property Planning Department 地產計劃部

Leung Kam Leung 梁錦亮
F.R.I.C.S., F.H.K.I.S., R.P.S. (G.P.)
General Manager 總經理

Construction Department 建築部

Leung Sing 梁昇
General Manager 總經理

Peter Mok Kwok Woo 莫國和
C. Eng., M.Sc., M.I.Struct. E., M.I.H.T., F.H.K.I.C.M., F.H.K.I.E.
Deputy General Manager 副總經理

Engineering Department 工程部

Stephen Cheng Yuk Lun 鄭育麟
B.Sc. (Eng), C. Eng., M.H.K.I.E., M.I.C.E., M.I. Struct. E.
General Manager 總經理

Building Quality Planning Department 樓宇品質規劃部

Eddy Lam Sik Kong 林錫江
General Manager 總經理

Sales Department 營業部

Donald Cheung Ping Keung 張炳強
B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.
General Manager 總經理

Ng Chung Hong 吳仲康
Deputy General Manager (Promotion)
副總經理（推廣）

Marketing Department 租務市場拓展部

Margaret Lee Pui Man 李佩雯
B.A. (Hons)
General Manager 總經理

Patrick Sit Pak Wing 薛伯榮
A.C.I.S., F.H.I.R.E.A.
Deputy General Manager 副總經理

Operations Department 業務部

Wan Suet Hung 溫雪雄
Manager 經理

General Manager's Department 總經理部

Karsky Ngai Tung Hai 倪同喜
A.R.I.C.S., A.H.K.I.S., A.A.C.I.
Manager 經理

Finance Department 財務部

Eddie Lau Yum Chuen 劉壬泉
Executive Director 執行董事

Lee King Yue 李鏡禹
Executive Director 執行董事

Patrick Kwok Ping Ho 郭炳濠
B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.
Director and General Manager 董事及總經理

Cashier Department 出納部

Fung Lee Woon King 馮李煥琼
Treasurer 總司庫

Special Projects Department 特別計劃部

Li Ning 李寧
B.Sc., M.B.A.
Director 董事

Customer Services Department 客戶服務部

Ng Ngok Kwan 吳岳均
General Manager 總經理

Property Management Department 物業管理部

Suen Kwok Lam 孫國林
H.I.R.E.A.
Property Management Executive Director 物業管理執行董事

Marina Club 匡湖遊艇會

Winnie Ng Yuen May 吳宛湄
Manager 經理

Personnel Department 人事部

Colin Lam Ko Yin 林高演
B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
General Manager 總經理

Accounts Department 會計部

Ho Wing Fun 何永勳
General Manager 總經理

Audit Department 稽核部

Thomas Choi Kam Fai 蔡錦輝
B.Com.,C.M.A.
General Manager 總經理

EDP Department 電腦部

Au Tit Ying 歐鐵英
B.Sc., Grad. Dip. Com. (I.S.)
General Manager 總經理

Strategic Planning Department 策略研究部

Douglas H. Moore 穆得志
LL.B.
General Manager 總經理

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 1st December, 2003 at 12:00 noon to transact the following businesses:

1 To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2003.

2 To declare a Final Dividend.

3 To re-elect retiring Directors and fix the Directors' remuneration.

4 To re-appoint Auditors and authorise the Directors to fix their remuneration.

5 To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$3,600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$4,200,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$2.00 each up to but not exceeding 300,000,000."

6 To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

(i) by deleting the words "21 years" in item (i) of the definition of "associate" and substituting therefor the words "18 years".

(ii) by deleting the words "35 per cent." in item (iii) of the definition of "associate" and substituting therefor the words "30 per cent.".

(iii) by adding the following definitions:

"clearing house" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

"Director" shall mean a director of the Company.

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

(b) Article 38

by adding the following paragraph to the end of Article 38:

"The Board shall accept machine imprinted signatures of a clearing house in respect of the execution of instruments of transfer."

(c) Articles 16, 20 and 41(i)

by deleting the words "HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" appearing in each of Articles 16, 20 and 41(i) and substituting therefor the following words:

"such amount (not higher than the relevant maximum amount from time to time set out in the Listing Rules)".

(d) Article 96A

(i) by deleting the words "a recognised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance of Chapter 420 of the Laws of Hong Kong (or its nominee)" in the first sentence and substituting therefor the words "a clearing house";

(ii) by deleting the word "recognised" before the words "clearing house (or its nominee)" appearing in the second sentence.

(e) Article 133

by deleting Article 133 in its entirety and substituting therefor the following paragraph:

"Any decision that may be made or any action that may be taken by the Directors or a committee of Directors at a meeting may be passed as a resolution of the Directors or the committee of Directors if such resolution is consented to in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication by all the directors of the Company (or their respective alternates, where appropriate) or all the members of the committee of Directors, as the case may be, without the need for any notice. Such written consent may be contained in one document or in several documents. Any resolution so passed shall be as valid and effectual as if the resolution had been passed at a meeting of the Directors or of the committee of Directors respectively duly convened and held."

(f) Articles 140(b), 141 and 171

by deleting the words "the Colony" appearing in Article 140(b), Article 141 and the marginal note to Article 171 and substituting therefor the words "Hong Kong".

(g) Article 170

(i) by adding the following sentence immediately following the words "in writing," appearing in the first sentence:

"by cable, telex or facsimile transmission message, or electronic communication, including but not limited to, publication on the Company's website and/or The Stock Exchange of Hong Kong Limited's website and/or by such other method of electronic communication to the extent permitted by and in accordance with the Listing Rules and any applicable laws of Hong Kong";

(ii) by adding the following sentence immediately following the words "registered address as aforesaid" in the first sentence:

"or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic mail address supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member"."

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

Registered Office:
6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong.

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 25th November, 2003 to Monday, 1st December, 2003, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 24th November, 2003.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2003 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$4,200,000,000 as and when required.

本公司謹訂於二零零三年十二月一日(星期一)中午十二時正,假座香港干諾道中五號文華東方酒店松鶴及竹林廳舉行股東週年大會,商議下列事項:

(一) 省覽本公司截至二零零三年六月三十日止年度之已審核賬目、董事局及核數師報告。

(二) 通過派發末期股息。

(三) 重選退任董事及釐定董事酬金。

(四) 重聘核數師及授權董事局釐定其酬金。

(五) 作為特別事項處理,考慮及酌情通過下列各項議案為普通決議案:

(A) 「動議:

(a) 在下文(b)段之規限下,一般性及無條件批准董事局於有關期間(如下文所釋)內,按照一切適用法例及香港聯合交易所有限公司(「聯交所」)或其他任何證券交易所不時修訂之證券上市規則之規定,行使本公司一切權力,以購回本公司在聯交所或可能在其他獲聯交所及證券及期貨事務監察委員會認可之任何證券交易所掛牌之本公司股本中每股面值港幣2.00元之普通股;

(b) 依據上文(a)段之批准而購回本公司股份之面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十,而上述批准亦須受此限制;及

(c) 就本決議案而言,「有關期間」乃指本決議案通過之日至下列任何一項最早發生之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 依據香港法例第三十二章公司條例本公司須舉行下屆股東週年大會期限屆滿之日;及

(iii) 本決議案所載之權力經由股東在股東大會通過普通決議案將之撤銷或修訂之日。」

(B) 「動議:

(a) 無條件授予董事局一般性權力,於有關期間(如下文所釋)內行使本公司之一切權力,配發、發行及處理本公司額外股份,並訂立及授予或需在有關期間或其後行使該項權力之售股建議、協議或期權;惟所涉及之股份(但不包括根據(i)供股權的配發(如下文所釋);或(ii)行使授予本公司及/或本公司之附屬公司僱員之任何認購股份期權計劃或類似安排之股份期權;或(iii)行使本公司可能發行之任何認股權證之認購權;或(iv)根據本公司之公司組織章程細則以股代息而增發之股份)不得超過於本決議案日期本公司已發行股本面值總額百分之二十,並且上述批准須受有關限制;及

(b) 就本決議案而言:

「有關期間」一詞與召開本大會之通告內第五項之(A)項普通決議案所賦予之涵義相同;及

「供股」指於本公司董事局訂定之期間內,向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時持有該等股份之比例提呈配售本公司股本中之股份之建議(惟本公司董事局認為必須或適宜時,可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排)。」

(C) 「動議:

將相當於本公司自授予董事局一般性權力之日起依據召開本大會之通告內第五項之(A)項普通決議案授予董事局行使本公司權力購回本公司股本中之股份面值總額之數額,加入董事局根據召開本大會之通告內第五項之(B)項普通決議案可依據一般授權配發、發行及處理本公司額外股份或同意有條件或無條件配發、發行及處理之股本之面值總額內,藉以擴大授予董事局當時已生效之一般性權力(根據該項授權,董事局可行使本公司之權力配發股份),惟加入一般授權內之購回股份之面值總額,不得超過於本決議案日期本公司已發行股本面值總額百分之十。」

(D) 「動議：

倘董事局依據上文所載之第(B)及(C)項普通決議案或以其他方式批准配發及發行本公司所有或任何股份，以及在該等股份配發及發行後，本公司已發行之股本超過港幣3,600,000,000元之情況下，本公司於上述股份配發及發行前，在董事局認為需要或適當時，可予不時透過增加不超過300,000,000股每股面值港幣2.00元之額外普通股股份，增加本公司之法定股本至不超過港幣4,200,000,000元。」

(六) 作為特別事項處理，考慮及酌情通過下列議案為特別決議案：

「動議：

本公司之組織章程細則作出以下修訂：

(a) 第2條細則

(i) 刪掉出現於「聯繫人」一詞之詮釋內第(i)項之「21歲」字句，並以「18歲」字句作替代。

(ii) 刪掉出現於「聯繫人」一詞之詮釋內第(iii)項之「百分之三十五」字句，並以「百分之三十」字句作替代。

(iii) 加入下列詮釋：

「結算所」	：	為(香港法例第571章)證券及期貨條例所認可之結算所。
「董事」	：	為一名本公司董事。
「上市規則」	：	為香港聯合交易所有限公司之證券上市規則(不時修訂)。

(b) 第38條細則

於緊接在第38條細則之末端加入下列段落：

「董事局接納結算所以機印簽署來訂立股份過戶文件。」

(c) 第16、20及41(i)條細則

刪掉出現於之第16、20及41(i)條每條細則中之「港幣2元(或以香港聯合交易所有限公司之規則不時批准之較高款額)」字句，並以下列字句作替代：

「款額(不超過上市規則不時所列出最高之有關款額)」。

(d) 第96A條細則

(i) 刪掉出現於第一句之「香港法例第420章之證券及期貨「結算所」條例所認可之結算所(或其代理人)」字句，並以「結算所」字句作替代；

(ii) 刪掉出現於第二句「結算所(或其代理人)」字句之前之「認可」字句。

(e) 第133條細則

完全刪掉第133條細則，並以下列段落作替代：

「本公司董事局或董事局委員會可在會議上作出任何決定或採取任何行動，亦可經本公司董事局或董事局委員會以書面或透過電傳、電信、電報、傳真、電郵或其他電子傳送方式，同意通過決議案，而該決議案須由所有本公司董事(或彼等之替代人(如適用))或該董事局委員會之全體委員(如適用)同意，惟無需任何通告。該同意書可以一份或多份分開之文件處理，而以此方式通過之決議案將被視作如在分別召開舉行董事局或董事局委員會之會議上獲得通過而生效。」

(f) 第140(b)、141及171條細則

刪掉出現於第140(b)條細則、第141條細則及第171條細則欄外摘要之「該殖民地」字句，並以「香港」字句作替代。

(g) 第170條細則

(i) 於緊接出現於第一句之「書面」字句加入以下段落：

「以電報、電傳或傳真訊息或透過電子通訊傳送，包括但不限於在本公司之網頁內及/或在香港聯合交易所有限公司之網頁內刊發及/或在上市規則及任何適用香港法例所准許之其他電子傳送方式」；

(ii) 於緊接出現於第一句之「上述之註冊地址」字句加入下列句子：

「或因應情況傳送至任何彼之地址或傳送至由彼為接收本公司通告而向本公司提供之任何電報或傳真號碼或電郵地址或作出傳送通告之人士在有關時候合理地並真誠地認為股東將可接收到該通告」。」

承董事局命
秘書
葉盈枝　　謹啟

香港，二零零三年十月二日

註冊辦事處：
香港德輔道中十九號
環球大廈6樓

註：

(一) 凡有權出席上述會議及投票之本公司股東，可委派一位或多於一位代表出席及投票，代表人不必為本公司之股東。代表委任書必須填妥，並於開會前至少四十八小時送達香港德輔道中十九號環球大廈6樓本公司註冊辦事處。

(二) 本公司由二零零三年十一月二十五日(星期二)起至二零零三年十二月一日(星期一)止，首尾兩天在內，暫停接受辦理股份登記及過戶手續。

(三) 為確保享有末期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零三年十一月二十四日(星期一)下午四時前送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司股份登記及過戶處香港中央證券登記有限公司辦理轉名手續。

(四) 關於上述第(五)項之(A)項普通決議案詳情之說明函件，將連同二零零三年年報寄予股東。

(五) 關於上述第(五)項之(B)及(C)項普通決議案，要求股東授權之原因，乃為遵照公司法例第五十七(B)節及聯交所之證券上市規則而提出，藉以確保董事局在公司擬配發及發行不超過本公司已發行股本百分之二十之新股及依據上述第(五)項之(A)項普通決議案之一般授權而購回之股份時，獲得靈活及絕對之處理權。然而，董事局茲聲明本公司現並無任何發行新股計劃。

(六) 關於上述第(五)項之(D)項普通決議案，乃要求股東在需要之情況下，通過將本公司之法定股本不時增加至不超過港幣4,200,000,000元。

Henderson Land Development Company Limited — Proxy Form

Form of Proxy for use of Shareholders at the Annual General Meeting convened at 12:00 noon on the 1st day of December, 2003.

I/We (note 1) ______________________________

of ______________________________

being the holder(s) of (note 2) ______________________________ Shares of HK$2.00

each of the abovenamed Company hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held on the 1st day of December, 2003 at 12:00 noon and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a "✓" in the spaces provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

ORDINARY RESOLUTION		FOR	AGAINST
1	To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2003.	❐	❐
2	To declare a Final Dividend.	❐	❐
3	To re-elect Mr. Colin Lam Ko Yin as director.	❐	❐
	To re-elect Mr. Leung Sing as director.	❐	❐
	To re-elect Mr. Eddie Lau Yum Chuen as director.	❐	❐
	To re-elect Mr. Ho Wing Fun as director.	❐	❐
	To re-elect Mr. John Yip Ying Chee as director.	❐	❐
	To re-elect Mr. Kan Fook Yee as director.	❐	❐
	To fix the remuneration of directors.	❐	❐
4	To re-appoint Auditors and authorise the Directors to fix their remuneration.	❐	❐
5	To approve the Ordinary Resolutions in item 5 of the Notice of Annual General Meeting		
	(A) *To give a general mandate to the Directors to repurchase shares.*	❐	❐
	(B) To give a general mandate to the Directors to allot new shares.	❐	❐
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	❐	❐
	(D) To increase the authorised share capital to HK$4,200,000,000 as and when required.	❐	❐
SPECIAL RESOLUTION			
6	To amend the Articles of Association of the Company in the manner as set out in item 6 of the Notice convening of the above annual general meeting.	❐	❐

Dated ______________________ Signature ______________________________

In the presence of:

Witness ______________________________

NOTES:

1 Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2 Please insert the number of Shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3 A proxy need not be a member of the Company.

4 In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding .

5 In the case of a corporation this form of proxy must be under its Common Seal or under the hand of an officer or attorney duly authorised.

6 To be valid this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be deposited at the Company's registered office at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not later than 48 hours before the time of the meeting or any adjournment thereof.

7 Any alterations made in this form should be initialled.

恒基兆業地產有限公司
代表委任書

二零零三年十二月一日中午十二時正所召開之股東週年大會之代表委任書

本人(吾等)(註一) ______________________________

寓 ______________________________

持有上述公司每股面值港幣二元股份共 ______________________________ 股(註二),

玆委任 ______________________________

寓 ______________________________,

如其未克出席,則委任 ______________________________

寓 ______________________________ 為代表,出席

二零零三年十二月一日中午十二時正所召開之本公司股東週年大會(及其一切延會)並參加投票如下所示。

請在下欄內填上「✔」號,以表示贊成或反對,如未有明確指示,則其所委派之代表於投票時,有權自行作出決定。

普通決議案	贊成	反對
1 省覽截至二零零三年六月三十日止年度之已審核賬目、董事局及核數師報告。	❑	❑
2 通過派發末期股息。	❑	❑
3 重選林高演先生連任董事。	❑	❑
重選梁　昇先生連任董事。	❑	❑
重選劉壬泉先生連任董事。	❑	❑
重選何永勳先生連任董事。	❑	❑
重選葉盈枝先生連任董事。	❑	❑
重選簡福飴先生連任董事。	❑	❑
釐定董事酬金。	❑	❑
4 重聘核數師及授權董事局釐定其酬金。	❑	❑
5 通過列於股東週年大會通告內第五項之普通決議案		
(A) 有關授權董事局一般性權力以購回股份事宜。	❑	❑
(B) 有關授權董事局一般性權力以發行新股事宜。	❑	❑
(C) 有關授權董事局一般性權力以發行面值相等於本公司購回股份面值總額新股事宜。	❑	❑
(D) 在需要之情況下增加法定股本至港幣4,200,000,000元。	❑	❑
特別決議案		
6 修訂本公司組織章程細則修訂事項載列於上述股東週年大會之通告內第六項。	❑	❑

日期:二零零三年 __________ 月 __________ 日　　　　簽署 ______________________________

見證人簽署 ______________________________

附註:

一 請用正楷填上姓名及地址。
二 請填上　台端持有之登記股數。如未有填上股數,則以　台端在股東名冊內所登記之全部股數為準。
三 所委任之代表毋須為本公司之股東。
四 如屬聯名股東,則就所載各項議案投票時,本公司得接納在公司股東名冊內排名首位之聯名股東或其委派之代表投票,其他聯名股東即無權投票。
五 如股東為一有限公司,則代表委任書須蓋上公司印章,或由公司行政主管或合法授權人親筆簽署。
六 代表委任書連同簽署人之授權書或其他授權文件或該等文件之核證副本,最遲須於股東週年大會或延會召開前四十八小時送達香港德輔道中十九號環球大廈6樓,本公司註冊辦事處方為有效。
七 代表委任書之每項更正,均須由簽署人簡簽認可。



If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司
(Incorporated in Hong Kong with limited liability)

Executive Directors:

Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

Independent Non-executive Directors:

Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Vincent Liang *(Alternate Director to Lo Tak Shing)*
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Non-executive Directors:

Lee Tat Man
Kan Fook Yee

Registered Office:

6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND TO ISSUE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

23rd October, 2003

To the Shareholders of the Company

Dear Sir/Madam,

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND TO ISSUE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The purpose of this document is to provide you with information regarding the proposed general mandate for repurchase by the Company of its own shares and to issue shares, the proposed amendments to the articles of association of the Company ("Articles of Association") and to seek your approval at the annual general meeting of the Company to be held on 1st December, 2003 at 12:00 noon ("Annual General Meeting") in connection with, inter alia, such matters.

At the annual general meeting held on 18th December, 2002, general mandates were given to the directors of the Company ("Directors") (i) to exercise the powers of the Company to repurchase shares of HK$2.00 each of the Company ("Shares") up to a maximum of ten per cent. of the issued share capital of the Company at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding twenty per cent. of the issued share capital of the Company at the date of the ordinary resolution. These mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the notice convening the Annual General Meeting dated 2nd October, 2003 contained in the Company's annual report for the year ended 30th June, 2003 ("Notice") will be proposed at the Annual General Meeting to grant a general mandate to the Directors to exercise the powers of the Company to repurchase at any time until the conclusion of the next annual general meeting of the Company following the passing of the relevant resolution or such earlier period as stated therein, Shares up to a maximum of ten per cent. of the issued share capital of the Company as at 1st December, 2003 ("Repurchase Mandate").

An explanatory statement, as required under the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") regulating the repurchase by companies with primary listings on the Stock Exchange of their own shares on the Stock Exchange ("Shares Repurchase Rules") and under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("Companies Ordinance"), to provide the requisite information for your consideration of the Repurchase Mandate is set out in the Appendix hereto.

Ordinary resolutions as set out in the Notice will be proposed at the Annual General Meeting to grant a general mandate to the Directors to allot, issue and deal with Shares not exceeding twenty per cent. of the issued share capital of the Company ("Issue Mandate") and to extend the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

In addition, your attention is drawn to the special resolution to be proposed at the Annual General Meeting to approve certain amendments to the existing Articles of Association to effect, amongst other things, the following changes:

(a) to amend the specified age and percentage in the definition of "associate" in line with the Listing Rules, and to provide additional definitions for certain terms for the purpose of clarification;

(b) to give explicit acceptance by the Company of machine imprinted signatures of a recognized clearing house in respect of the execution of instruments of transfer;

(c) to revise those provisions on the amount payable for new share certificates, replacement of share certificates and registration of instruments of transfer to the effect that such sum shall not exceed the relevant maximum amount from time to time set out in the Listing Rules;

(d) to delete the reference to the repealed Securities and Futures (Clearing Houses) Ordinance of Hong Kong and to substitute therefor the reference to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) which came into effect on 1st April, 2003;

(e) to allow the Directors or a committee of Directors to make any decisions or to take any actions by the consent of all the directors of the Company in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication;

(f) to replace the words "the Colony" with the words "Hong Kong" in certain provisions; and

(g) to permit the Company to serve notice on shareholders of the Company by electronic means.

Details of the proposed amendments to the Articles of Association are set out in Resolution No. 6 of the Notice.

Yours faithfully,
Lee Shau Kee
Chairman

APPENDIX
EXPLANATORY STATEMENT

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Shares Repurchase Rules for you to consider the Repurchase Mandate.

1. Share Capital

As at 16th October, 2003 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 1,722,140,000 Shares. Subject to the passing of the Ordinary Resolution 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 172,214,000 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Mandate affords the Company the flexibility and ability in pursuing the best interests for the Company and its shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, be beneficial to the shareholders by enhancing the net asset and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30th June, 2003, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing of the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest	Lowest
		HK$	*HK$*
2002	October	25.60	20.35
	November	28.30	23.60
	December	28.00	22.90
2003	January	25.75	22.05
	February	23.80	21.40
	March	23.60	19.35
	April	21.35	18.05
	May	22.10	19.15
	June	24.10	21.90
	July	25.95	22.20
	August	30.90	25.20
	September	33.50	29.15

5. Undertaking and Disclosure of Interests

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. Hong Kong Codes on Takeovers and Mergers and Share Repurchases

If a shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Code"). Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Code as a result of any repurchase made under the Repurchase Mandate.

7. Share Purchase made by the Company

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

五、承諾及公開權益資料

董事局已向聯交所作出承諾，在依據股份購回之授權行使股份購回權力時，必須遵守證券上市規則、公司條例及任何其他香港適用法例。

經一切合理查詢後，盡董事局所知及確信，目前並無董事及彼等之聯繫人士擬於股份購回之授權獲股東批准時，向本公司出售其股份。

本公司並無接獲有關連人士(根據證券上市規則之定義)通知，彼等目前無意在購回之授權獲股東批准後，向本公司出售其股份，或承諾不會向本公司出售其持有之股份。

六、香港公司收購、合併及股份購回守則

倘若董事局根據股份購回之授權行使本公司購回股份權力而導致任何股東在本公司所持之投票權比率上升，該項權益比率上升將根據香港公司收購及合併守則(「收購守則」)第三十二條被視為取得投票權。因此，一名股東或一組一致行動之股東可取得或鞏固本公司之控制權，從而有義務依照收購守則第二十六條之規定作出強制要約。如現時持股數量及本公司之股本結構維持不變，據董事局所知，根據股份購回之授權而進行之任何購回事宜不會引起收購守則下之任何責任。

七、本公司購入之股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購入本公司之股份。

說 明 書

本說明書乃根據公司條例第49BA(3)(b)條之規定而編制，並載有股份購回規則規定之所有資料以供 閣下考慮股份購回之授權事宜。

一、股本

於二零零三年十月十六日（本通函付印前之最後實際可行日期），本公司已發行股本總數為1,722,140,000股股份。如在通告所列之第5A條普通決議案獲得通過，且於舉行股東週年大會之日前無發行或購回額外股份，本公司根據股份購回之授權，將獲准購回之股份數目最高可達172,214,000股。

二、購回股份之原因

董事局認為股份購回之授權可使本公司更靈活及更有利地為公司及其股東尋求最佳利益。購回股份可能於當時之市場狀況及財務安排之形勢下提高本公司股份之資產淨值及／或每股盈利，而董事局只會在認為對本公司及其股東有利之情況下方會購回股份。

三、用於股份購回之資金

在購回股份時，本公司只可動用依據本公司之公司組織章程大綱及公司細則與公司條例許可作此用途之資金。按照公司條例，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司條例許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據股份購回之授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使股份購回之授權，則或會對本公司的營運資金或借貸水平有重大不利影響（與本公司於二零零三年六月三十日之最近期經審核賬目之狀況比較）。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事局不擬購回任何股份。

四、股份價格

本公司股份於前十二個月在聯交所每月之最高及最低買賣價格如下：

	最高 *港元*	最低 *港元*
2002年 10月	25.60	20.35
11月	28.30	23.60
12月	28.00	22.90
2003年 1月	25.75	22.05
2月	23.80	21.40
3月	23.60	19.35
4月	21.35	18.05
5月	22.10	19.15
6月	24.10	21.90
7月	25.95	22.20
8月	30.90	25.20
9月	33.50	29.15

敬啟者：

購回本公司股份及
發行股份之一般性授權
及
修訂本公司組織章程細則

本通函旨在向　閣下提供有關購回本公司股份及發行股份之一般性授權之建議以及修訂本公司組織章程細則(「組織章程細則」)建議之進一步詳情，及尋求　閣下於二零零三年十二月一日中午十二時正本公司舉行之股東週年大會(「股東週年大會」)上批准(其中包括)該等事宜。

本公司於二零零二年十二月十八日舉行之去屆股東週年大會上授予本公司董事局(「董事局」)一般性授權(i)購回不超過本公司於普通決議案通過之日已發行股本10%之每股面值港幣2元之股份(「股份」)及(ii)配售、發行及處理股份不超過本公司於普通決議案通過之日已發行股本20%。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於本公司截至二零零三年六月三十日止之本公司年報內一份日期為二零零三年十月二日之股東週年大會通告(「通告」)之普通決議案。該項普通決議案建議授權董事局於有關普通決議案通過後至下屆股東週年大會結束時止期間或於其所列任何一項較早之期間內任何時間購回不超過本公司於二零零三年十二月一日就有關決議案獲通過當日已發行股份10%之股份(「股份購回之授權」)。

根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「證券上市規則」)中監管在聯交所有第一上市地位之公司在聯交所購回本身股份之規則(「股份購回規則」)和公司條例(香港法例第三十二章)(「公司條例」)，本公司須就股份購回之授權向股東發出說明書，有關資料已列於本通函之附錄。

將於舉行之股東週年大會上提呈在通告內所列出多項普通決議案，分別授權董事局配發、發行及處理不超過本公司已發行股本面值總額20%之股份(「發行股份之授權」)；及在該發行股份之授權加入股份購回之授權中購回股份之數額。

此外，　閣下須注意將於股東週年大會上提呈特別決議案，以批准就現有之組織章程細則作出修訂，其中包括以下修改：

(a) 更新「聯繫人」之詮釋，使其與證券上市規則一致；及為求清晰起見而就若干詞彙提供額外詮釋；

(b) 同意本公司就股份過戶書接納認可結算所之機印簽名；

(c) 更改若干條文，使有關申請新股票、更換股票及股份過戶註冊之費用不可以超過證券上市規則所釐定的最高款額；

(d) 刪掉有關參照已廢除之香港證券及期貨(結算所)條例，並以參照於二零零三年四月一日生效之香港法例第571章證券及期貨條例作為替代；

(e) 容許本公司全體董事或董事局委員會全體委員透過書面或電傳、電信、電報、傳真、電郵或其他電子傳送方式通過決議案而作出董事局或董事局委員會之決定或行動；

(f) 刪掉出現於若干條文之「該殖民地」字句，並以「香港」字句作為替代；及

(g) 允許本公司可利用電子方式向本公司股東發送通告。

建議修訂組織章程細則之詳情載列於通告內第6條決議案。

此致

列位股東　台照

主席
李兆基
謹啟

二零零三年十月二十三日

閣下對本通函任何方面或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司
(於香港註冊成立之有限公司)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李鏡禹
馮李煥琼
梁　昇
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
葉盈枝
孫國林

獨立非執行董事：
羅德丞 *(副主席)*
胡寶星
梁希文
李王佩玲
梁雲生 *(羅德丞先生之替代董事)*
胡家驃 *(胡寶星爵士之替代董事)*

非執行董事：
李達民
簡福飴

註冊辦事處：
香港德輔道中十九號
環球大廈6樓

購回本公司股份及
發行股份之一般性授權
及
修訂本公司組織章程細則

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant, or other professional adviser.

If you have sold or transferred all your shares in Henderson Land Development Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSALS FOR
TERMINATION OF EXISTING SHARE OPTION SCHEME
AND
ADOPTION OF NEW SHARE OPTION SCHEME OF
HENDERSON CHINA HOLDINGS LIMITED

A notice convening an Extraordinary General Meeting of Henderson Land Development Company Limited (the "Company") to be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on 1st December, 2003 at 12:30 p.m. (or as soon as practicable immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be convened for the same day and place at 12:00 noon) or any adjournment thereof, is set out on pages 18 and 19 of this circular.

Whether or not you intend to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting should you so wish.

23rd October, 2003

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the Annual General Meeting of the Company to be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on 1st December, 2003 at 12:00 noon;
"associates"	as such term is defined under the Listing Rules;
"Board"	the board of directors of the Company or a duly authorised committee thereof for the time being;
"Business Day"	a day (other than a Saturday or a Sunday) on which licensed banks are generally open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities;
"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange, which is the holding company of Henderson China;
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"connected person"	as such term is defined under the Listing Rules;
"Consultant"	any advisor or consultant to any member of the Henderson China Group who, at the sole determination of the board of directors of the Relevant Company, has contributed or will, subject to achievement of performance target(s) (if any), contribute to the development or business operation or performance of any member of the Henderson China Group;
"day"	calendar day;
"Directors"	the directors of the Company for the time being;

"EGM"	the Extraordinary General Meeting of the Company to be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on 1st December, 2003 at 12:30 p.m. (or as soon as practicable immediately after the conclusion or adjournment of the AGM to be convened for the same day and place at 12:00 noon) or any adjournment thereof;
"EGM Notice"	the notice convening the EGM as set out on pages 18 and 19 of this circular;
"Employee"	any full-time or part-time employee of Henderson China or any Subsidiary or any director, whether executive or non-executive, of Henderson China or any Subsidiary;
"Existing Share Option Scheme"	the share option scheme adopted by Henderson China at its general meeting on 15th March, 1996 for the executive directors and employees of Henderson China and its Subsidiaries;
"Grantee"	any Participant who accepts an Offer in accordance with the terms of the New Share Option Scheme or (where the context so permits) a person who is entitled to any such Option in consequence of the death of the original Grantee;
"Henderson China"	Henderson China Holdings Limited, a subsidiary owned as to 65.45% by the Company and incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange;
"Henderson China Board"	the board of directors of Henderson China or a duly authorised committee thereof for the time being;
"Henderson China Group"	Henderson China and its Subsidiaries from time to time;
"Henderson China SGM"	the special general meeting of Henderson China to be held on 1st December, 2003 to approve the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Latest Practicable Date"	16th October, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Share Option Scheme"	the new share option scheme proposed to be adopted by Henderson China at the Henderson China SGM, a summary of the principal terms of the rules of which are set out in the Appendix to this circular;
"Offer"	the offer of the grant of an Option made by the Henderson China Board in accordance with the New Share Option Scheme;
"Offer Date"	the date on which an Offer is made to a Participant in accordance with the New Share Option Scheme;
"Option"	a right to subscribe for Shares on terms determined by the Henderson China Board and granted pursuant to the New Share Option Scheme;
"Option Period"	in respect of any particular Option, the period during which an Option may be exercised, and unless the Henderson China Board shall otherwise resolve in relation to any particular Option at the time of the grant, being (i) the period commencing after the expiry of 1 year after the date of grant in respect of the first 30% of an Option granted at any time to any Grantee; and (ii) the period commencing after the expiry of 2 years after the date of grant in respect of a further 30% of such Option; and (iii) the period commencing after the expiry of 3 years after the date of grant in respect of the remaining 40% of such Option; and in any event each such period shall expire after 6 years after the date of grant. The Henderson China Board may also provide restrictions on the exercise of such Option during the period an Option may be exercised;
"Ordinary Resolution"	the proposed ordinary resolution as referred to in the EGM Notice;
"Participant"	any Employee or Consultant, to be determined by the Henderson China Board at its absolute discretion;

"Relevant Company"	Henderson China or the relevant Subsidiary, as the case may be;
"Shares"	shares of $1.00 each in the capital of Henderson China (or of such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of Henderson China from time to time);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Act 1981 of Bermuda or within the meaning of the Companies Ordinance of Hong Kong (as amended from time to time)) of Henderson China whether incorporated in Bermuda, Hong Kong or elsewhere;
"substantial shareholder"	as such term is defined under the Listing Rules;
"$"	Hong Kong dollars; and
"%"	per cent.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

Independent Non-executive Directors:
Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Vincent Liang *(Alternate Director to Lo Tak Shing)*
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Non-executive Directors:
Lee Tat Man
Kan Fook Yee

Registered Office:
6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

23rd October, 2003

To shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR TERMINATION OF EXISTING SHARE OPTION SCHEME AND ADOPTION OF NEW SHARE OPTION SCHEME OF HENDERSON CHINA HOLDINGS LIMITED

1. INTRODUCTION

The Existing Share Option Scheme was adopted by Henderson China on 15th March, 1996. It will expire on 14th March, 2006. To be in line with the requirements of the revised

Chapter 17 of the Listing Rules in relation to share option schemes and to provide Henderson China with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the Henderson China Board may approve from time to time, the Henderson China Board had proposed that the Existing Share Option Scheme be terminated and the New Share Option Scheme be approved and adopted at the Henderson China SGM.

As required by Rule 17.01(4) of the Listing Rules, the New Share Option Scheme must also be approved by the shareholders of the Company in addition to the approval by the shareholders of Henderson China at the Henderson China SGM in order to become effective since Henderson China is a subsidiary of the Company.

The purpose of this circular is to provide you with information regarding the New Share Option Scheme and to seek your approval of the Ordinary Resolution relating to this matter at the EGM.

2. TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND ADOPTION OF THE NEW SHARE OPTION SCHEME

At the EGM, the Ordinary Resolution will be proposed that the Existing Share Option Scheme be terminated and the New Share Option Scheme be approved and adopted at the EGM. A summary of the principal terms of the New Share Option Scheme is set out in the Appendix hereto. Subject to the approval of the shareholders of Henderson China at the Henderson China SGM and the approval of the shareholders of the Company at the EGM of the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme, the Existing Share Option Scheme will be terminated with effect from the conclusion of the EGM. The New Share Option Scheme will take effect, subject to the approval of the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued and allotted under the New Share Option Scheme, on the date of its adoption at the general meeting. Operation of the New Share Option Scheme will commence after all conditions precedent as referred to in paragraph 3 below have been fulfilled.

The Henderson China Board granted the options pursuant to the Existing Share Option Scheme to participants to subscribe for a total of 5,000,000 Shares representing approximately 1% of the issued share capital of Henderson China as at Latest Practicable Date. Of the aforesaid options, options in respect of 1,000,000 Shares are exercisable during the period from 12th June, 2001 to 11th June, 2004; options in respect of 1,000,000 Shares are exercisable during the period from 28th June, 2001 to 27th June, 2004; options in respect of 1,500,000 Shares are exercisable during the period from 21st August, 2001 to 20th August, 2004 and options in respect of 1,500,000 Shares are exercisable during the period from 2nd November, 2001 to 1st November, 2004. Save as aforesaid and up to Latest Practicable Date, no other options have been granted to any participant and no further grant of options shall be made up to the date of Henderson China SGM. As at Latest Practicable Date, options representing 4,000,000 Shares are still outstanding and options representing 1,000,000 Shares have lapsed due to resignation of the grantee under the Existing Share Option Scheme. There is no option cancelled under the Existing Share Option Scheme. Besides the Existing Share Option Scheme, there is no other subsisting share option scheme of Henderson China as at Latest Practicable Date.

Upon termination of the Existing Share Option Scheme, no further options may be offered thereunder. However, in respect of the outstanding options mentioned in the preceding paragraph, the provisions of the Existing Share Option Scheme shall remain in force. The abovementioned outstanding options granted under the Existing Share Option Scheme shall continue to be subject to the provisions of the Existing Share Option Scheme and the provisions of the revised Chapter 17 of the Listing Rules which took effect from 1st September, 2001 and the adoption of the New Share Option Scheme will not in any event affect the terms in respect of such outstanding options.

As at Latest Practicable Date, the issued share capital of Henderson China comprised 496,776,205 Shares. Assuming that there is no change in the issued share capital between the period from Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares issuable pursuant to the New Share Option Scheme on the date of its adoption will be 49,677,620 Shares.

3. CONDITIONS PRECEDENT OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme will take effect upon satisfaction of the following conditions:

(i) the passing of an ordinary resolution approving the termination of the Existing Share Option Scheme by the shareholders of Henderson China and the shareholders of the Company in their respective general meetings;

(ii) the passing of an ordinary resolution approving the adoption of the New Share Option Scheme by the shareholders of Henderson China in general meeting and authorising the directors of Henderson China to grant Options to subscribe for Shares thereunder and to allot and issue Shares pursuant to the exercise of any Options granted under the New Share Option Scheme;

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting approving the adoption of the New Share Option Scheme by Henderson China; and

(iv) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, Shares representing 10% of the issued share capital of Henderson China as at the date of Henderson China's general meeting mentioned in paragraph 3 (ii) above to be issued and allotted pursuant to the exercise of the Options granted under the New Share Option Scheme.

Upon satisfaction of the above conditions, the Henderson China Board will have the right to grant to the Participants Options to subscribe for Shares, which when aggregated with Shares to be granted under any other share option schemes (if any) of Henderson China, representing up to 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme, unless Henderson China obtains a fresh approval from its shareholders to refresh the 10% limit. The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of Henderson China (including the Existing Share Option Scheme) shall not exceed 30% of the issued share capital of Henderson China from time to time.

Application has been made by Henderson China to the Stock Exchange for the listing of, and permission to deal in, 49,677,620 Shares to be issued and allotted pursuant to the exercise of the Options granted under the New Share Option Scheme.

Once the New Share Option Scheme is adopted, any alterations to the terms and conditions thereof, which are of a material nature or any change to the terms of options granted, must be approved by the shareholders of Henderson China, except where the alterations take effect automatically pursuant to the terms originally provided in the New Share Option Scheme.

4. EXPLANATION OF THE TERMS OF THE NEW SHARE OPTION SCHEME

The terms of the New Share Option Scheme are in line with the provisions of the revised Chapter 17 of the Listing Rules, which govern the terms of the share option schemes of listed companies. Further, the New Share Option Scheme will provide Henderson China with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the Henderson China Board may approve from time to time. Therefore, the New Share Option Scheme, if adopted, will be in the interest of Henderson China as a whole in terms of management and operation. Accordingly, the Henderson China Board had proposed an ordinary resolution to approve the adoption of the New Share Option Scheme and simultaneously terminate the Existing Share Option Scheme at the Henderson China SGM.

5. VALUE OF THE OPTIONS UNDER THE NEW SHARE OPTION SCHEME

Since the New Share Option Scheme is yet to be approved by the shareholders of Henderson China and the Company, the Henderson China Board has not yet determined the time frame on the granting of the Options under the New Share Option Scheme and the number of Shares for which any Grantee may subscribe upon exercise of an Option. Accordingly, the Henderson China Board considers that it is premature and inappropriate to state the value of the Option for the time being.

6. EXTRAORDINARY GENERAL MEETING

Set out on pages 18 and 19 of this circular is the EGM Notice at which the Ordinary Resolution will be proposed to approve the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme. An announcement of the outcome of the EGM for the adoption of the New Share Option Scheme will be published on the business day following the EGM.

7. ACTION TO BE TAKEN

A form of proxy for use at the EGM is enclosed. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the EGM or any adjournment thereof.

8. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the New Share Option Scheme will be available for inspection at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong during normal business hours up to and including the date of the EGM.

9. RECOMMENDATION

The Directors believe that the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme are in the best interests of Henderson China as well as its shareholders. The Directors recommend that all shareholders of the Company should vote in favour of the Ordinary Resolution as set out in the EGM Notice.

Yours faithfully,
By Order of the Board
Lee Shau Kee
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

SUMMARY OF THE NEW SHARE OPTION SCHEME

The following is a summary of the principal terms of the rules of the New Share Option Scheme:

(a) The purpose of the New Share Option Scheme is to provide the Henderson China Group with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the Henderson China Board may approve from time to time.

(b) The New Share Option Scheme is conditional upon (i) the approval of the shareholders of Henderson China and the approval of the shareholders of the Company in their respective general meetings for the termination of the Existing Share Option Scheme; (ii) the approval of the shareholders of Henderson China in general meeting for the adoption of the New Share Option Scheme and the authorisation to the directors of Henderson China to grant Options to subscribe for Shares thereunder and to allot and issue Shares pursuant to the exercise of any Options granted under the New Share Option Scheme; (iii) the approval of the shareholders of the Company in general meeting for the adoption of the New Share Option Scheme; and (iv) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in Shares representing 10% of the issued share capital of Henderson China as at the date of Henderson China's general meeting mentioned in (b)(ii) above to be issued and allotted pursuant to the exercise of Options under the New Share Option Scheme.

(c) The Henderson China Board may, at its discretion, invite any Participant to take up Options. An Offer is deemed to have been accepted and the Option to which the Offer relates is deemed to have been granted on the Offer Date upon the Grantee's signing the duplicate letter comprising acceptance of the Offer with the number of Shares in respect of which the Offer is accepted clearly stated therein and paying $1.00 by way of consideration for the grant thereof to Henderson China within 28 days from the Offer Date. The subscription price for Shares in Henderson China is calculated in accordance with sub-paragraph (d) below.

(d) The subscription price for Shares in Henderson China under the New Share Option Scheme shall be a price solely determined by the Henderson China Board and notified to a Participant and shall be at least the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the Offer Date; (ii) a price being the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding the Offer Date; and (iii) the nominal value of a Share.

(e) (i) Subject to (e)(iv) below, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option schemes of Henderson China shall not in aggregate exceed 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme unless Henderson China obtains a fresh approval from its shareholders pursuant to (e)(ii) below.

(ii) Subject to (e)(iv) below, Henderson China may seek approval of its shareholders in general meeting to refresh the 10% limit set out in (e)(i) above such that the total number of Shares which may be issued upon exercise of all Options to be granted under all of the schemes of Henderson China under the limit as "refreshed" shall not exceed 10% of the total number of Shares in issue as at the date of approval of the refreshed limit. Options previously granted under any share option schemes of Henderson China (including those outstanding, cancelled, lapsed in accordance with the New Share Option Scheme or exercised Options) will not be counted for the purpose of calculating such refreshed 10% limit. Henderson China shall send a circular to its shareholders containing the information required under rule 17.02(2)(d) of the Listing Rules and the disclaimer required under rule 17.02(4) of the Listing Rules.

(iii) Subject to (e)(iv) below, Henderson China may grant Options to specified Participant(s) beyond the 10% limit provided that the Options in excess of the limit are granted only to specified Participant(s) identified by Henderson China and specifically approved by the shareholders of Henderson China in general meeting. Henderson China shall send a circular to its shareholders containing a generic description of the specified Participant(s) who may be granted such Options, the number and terms of the Options to be granted, the purpose of granting Options to the specified Participant(s) with an explanation as to how the terms of the Options serve such purpose, the information required under rule 17.02(2)(d) of the Listing Rules and the disclaimer required under rule 17.02(4) of the Listing Rules.

(iv) Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of Henderson China (including the Existing Share Option Scheme) shall not exceed 30% of the total number of Shares in issue from time to time. No Options may be granted under any schemes of Henderson China (or the Subsidiary of Henderson China) if this will result in the limit being exceeded.

(f) Subject to the provisions of the New Share Option Scheme, the Henderson China Board may at its discretion when offering the grant of an Option impose any conditions, restrictions or limitations in relation thereto as it may think fit.

(g) (i) The maximum entitlement for any one Participant is that the total number of Shares issued and to be issued upon exercise of the Options granted to each Participant under the New Share Option Scheme and any other option schemes (including exercised, cancelled and outstanding Options) in any 12-month period shall not exceed 1% of the total number of Shares in issue.

(ii) Any further grant of Options in excess of the 1% limit shall be subject to separate shareholders' approval in general meeting with such Participant and such Participant's associates abstaining from voting. Henderson China shall send a circular to its shareholders and the circular must disclose the identity of the Participant, the number and terms of the Options to be granted (and Options previously granted to such Participant), the information required under rule 17.02(2)(d) of the Listing Rules and the disclaimer required under rule 17.02(4) of the Listing Rules. The number and terms (including the subscription price) of the Options to be granted to such Participant shall be fixed before shareholders' approval and the date of the Henderson China Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

(h) (i) Any grant of Options to a Participant who is a director, chief executive or substantial shareholder (all within the meaning as ascribed under the Listing Rules) of Henderson China or their respective associates must be approved by the independent non-executive directors of Henderson China (excluding the independent non-executive director who is the Grantee).

(ii) Where the Henderson China Board proposes to grant any Option to a Participant who is a substantial shareholder of Henderson China or an independent non-executive Director of Henderson China or any of their respective associates would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to the Participant under the New Share Option Scheme and any other option schemes in the 12-month period up to and including the date of such grant:

(1) representing in aggregate more than 0.1% of the total number of Shares in issue; and

(2) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of $5,000,000,

such proposed grant of Options must be approved by the shareholders of Henderson China in general meeting. In such case, Henderson China shall send a circular to its shareholders containing all the information as required under the Listing Rules. All connected persons of Henderson China shall abstain from voting (except that any connected person may vote against the relevant resolution at such general meetings provided that his intention to do so has been stated in the circular to the shareholders of Henderson China). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

(i) An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during the Option Period after the Option has been granted by the Henderson China Board. Henderson China shall allot the relevant Shares to the Grantee (or the Grantee's nominee or legal personal representative(s)) credited as fully paid to the Grantee (or the Grantee's nominee or legal personal representative(s)) within 28 days after receipt of the notice exercising such Option and the remittance therefor.

(j) The Henderson China Board may at its sole and absolute discretion determine any performance target(s) that must be achieved before any particular Option granted to a Grantee can be exercised.

(k) An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option (save that the Grantee may have the Shares to be issued on the exercise of the Grantee's Option to be registered in the name of a nominee holding on trust for the Grantee).

(l) If the Grantee is an Employee, where the Grantee ceases to be an employee or director of the Henderson China Group for any reason other than on the Grantee's death or the termination of the Grantee's employment or directorship, on one or more of the grounds specified in paragraph (o) below, the Grantee may exercise the Option up to the Grantee's entitlement at the date of cessation (to the extent which the Grantee is entitled to exercise but not already exercised) within the period of 1 month following the date of such cessation, which date shall be the last actual working day with the Relevant Company whether salary is paid in lieu of notice or not.

(m) If the Grantee is (1) a Consultant under a fixed term contract, where the Grantee ceases to be a Consultant by reason of termination or expiry of the term of the relevant fixed term contract without any extension or renewal by the Henderson China Group for reasons other than (i) on one or more of the grounds specified in paragraph (o) below, or (ii) on his or her death if the Consultant is a natural person, or (2) a Consultant not under any fixed term contract, where the Grantee ceases to be a Consultant by reason of the Grantee ceasing to provide any further advisory or consultancy services to the Henderson China Group as may be determined by the Henderson China Board in its absolute discretion and notified to such Consultant in writing for reasons other than (i) on one or more of the grounds specified in paragraph (o), or (ii) on the Grantee's death if the Consultant is a natural person, the Grantee may exercise the Option up to the Grantee's entitlement at the date of cessation (to the extent which the Grantee is entitled to exercise but not already exercised) within 1 month following the date of such cessation, which date shall, in the case of (1) above, be the date of expiry of the relevant fixed term contract; and in the case of (2) above, be the date of the aforesaid written notification to the Consultant.

(n) If the Grantee of an Option dies before exercising the Option in full and none of the events which would be a ground for termination of the Grantee's employment, engagement or directorship, under paragraph (o) below arises, the legal personal representative(s) of the Grantee may exercise the Option up to the entitlement of such Grantee at the date of death (to the extent which the Grantee is entitled to exercise but not already exercised) within a period of 12 months following the date of the death of the Grantee.

(o) An Option shall lapse automatically (to the extent not already exercised) on the date which (1) if the Grantee is an Employee, the Grantee ceases to be a full-time employee or part-time employee or director of the Henderson China Group by reason of the termination of the Grantee's employment or directorship on the grounds that the Grantee has been guilty of misconduct, or has committed any act of bankruptcy, or has become insolvent, or has made any arrangements or composition with the Grantee's creditors generally, or has been convicted of any criminal offence involving the Grantee's integrity or honesty or (if so determined by the Henderson China Board) on any other ground on which an employer would be entitled to terminate the Grantee's employment at common law or pursuant to any applicable laws or under the Grantee's service contract with the Relevant Company; or (2) if the Grantee is a Consultant who is under any contract with the Henderson China Group, such contract is terminated by reason of the Consultant's breach of contract; or (3) if the Grantee is a Consultant, the Grantee has committed any act of bankruptcy or has become insolvent, or has made any arrangements or composition with the Grantee's creditors generally, or ceases or threatens to cease to carry on its business, or is wound up, or has an administrator or liquidator being appointed for the whole or any part of its undertaking or assets; or has been convicted of any criminal offence involving integrity or honesty.

(p) In the event a notice is given by Henderson China to its shareholders to convene a shareholders' meeting for the purpose of considering, and if thought fit, approving a resolution to voluntarily wind-up Henderson China, Henderson China shall on the same date or soon after it despatches such notice to convene the shareholders' meeting, give notice thereof to all Grantees and thereupon, each Grantee (or the Grantee's legal personal representative(s)) may by giving notice in writing to Henderson China exercise the Grantee's Option (to the extent which the Grantee is entitled to exercise but not already exercised) either to its full extent or to the extent specified in such notice at any time not later than 4 Business Days prior to the proposed general meeting of Henderson China, accompanied by a payment for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon Henderson China shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting allot and issue the relevant Shares to the Grantee credited as fully paid. Subject to the above, an Option will lapse automatically (to the extent not already exercised) upon the expiry of the period in which to exercise an Option referred to in paragraphs (l) and (n) above and this paragraph.

(q) The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Bye-laws of Henderson China for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions to be paid or made on or after the date of allotment of the relevant Shares other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment of the relevant Shares.

(r) In the event of any alteration in the capital structure of Henderson China whilst any Option remains exercisable, whether by way of capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of Henderson China, such corresponding alterations (if any) will be made to (i) the number or nominal amount of Shares subject to the Option so far as unexercised; and/or (ii) the subscription price provided that an independent financial adviser or the auditors for the time being of Henderson China shall have confirmed in writing to the directors of Henderson China, either generally or as regards any particular Grantee that any such alterations shall satisfy the requirements set out in the note to rule 17.03(13) of the Listing Rules and shall give a Grantee the same proportion of the issued share capital of Henderson China as that to which the Grantee was previously entitled but that no such alterations shall be made so that a Share would be issued at less than its nominal value or which would give a Grantee a different proportion of the issued share capital of Henderson China as that to which the Grantee was previously entitled. No alteration shall be made if any alteration in the capital structure of Henderson China is the result of an issue of Shares as consideration in a transaction.

(s) On and subject to the terms of the New Share Option Scheme, the New Share Option Scheme will remain in force for a period of 10 years commencing on the date on which it is adopted by resolution of Henderson China in general meeting or the date on which it is approved at the EGM, whichever is the later, after which period no further Options will be issued but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect.

(t) Any cancellation of Options granted but not exercised may be effected on such terms as may be agreed with the relevant Grantee, as the Henderson China Board may in its absolute discretion see fit and in a manner that complies with all applicable legal requirements for such cancellation. Where Henderson China cancels Options and offers new Options to the same Option holder, the offer of such new Options may only be made under the New Share Option Scheme with available Options to the extent not yet granted (excluding the cancelled Options) within the limit approved by the shareholders of Henderson China as mentioned in paragraph (e) of this circular.

(u) Henderson China by resolution in general meeting or the Henderson China Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect.

(v) The provisions of the New Share Option Scheme may be altered in any respect by resolution of the Henderson China Board except that the definitions of "Employee", "Consultant", "Participant", "Grantee" and "Option Period" in sub-paragraph 1.1 thereof and the provisions of sub-paragraphs 4.1, 5.1, 5.2, 5.3 and 5.4 and paragraphs 6, 7, 8, 9, 10, 11, 14, 15 and 16 thereof cannot be altered to the advantage of the Grantees or prospective Grantees without the prior approval of the shareholders of Henderson China in general meeting.

(w) Any alteration to the terms and conditions of the New Share Option Scheme, which are of a material nature or any change to the terms of Options granted (other than any alterations or changes which take effect automatically under the existing terms of the New Share Option Scheme) or any change to the authority of the directors of Henderson China or scheme administrators in relation to any alteration to the terms of the New Share Option Scheme, shall be approved by the shareholders of Henderson China in general meeting.

(x) The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(y) A grant of Options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been announced in accordance with the requirements of rule 17.05 of the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with Paragraph 12 of Appendix 7B of the Listing Rules) for the approval of Henderson China's interim or annual results; and (ii) the deadline for Henderson China to publish its interim or annual results announcement and ending on the date of the results announcement, no Option may be granted.

(z) Rule 17.01(4) of the Listing Rules provides that any of the matters referred to in (b), (e)(i), (e)(ii), (e)(iii), (g)(ii), (h)(i), (h)(ii) and (w) above which are required to be approved by the shareholders/the independent non-executive directors of Henderson China must simultaneously be approved by the shareholders/the independent non-executive directors of the Company.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

恒基兆業地產有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Henderson Land Development Company Limited ("the Company") will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong, on 1st December, 2003 at 12:30 p.m. (or as soon as practicable immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be convened for the same day and place at 12:00 noon) or any adjournment thereof, for the purpose of considering and, if thought fit, passing the following resolution, with or without modification, as Ordinary Resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(i) subject to and conditional upon the passing of an ordinary resolution by the shareholders of Henderson China Holdings Limited ("Henderson China") in its general meeting (the "Henderson China Meeting") approving the termination of the existing share option scheme for the employees and executive directors of Henderson China or its subsidiaries, which was adopted by Henderson China in its general meeting on 15th March, 1996 (the "Existing Share Option Scheme"), the Existing Share Option Scheme be and is hereby terminated with effect from the conclusion of the Henderson China Meeting or this meeting, whichever is the later; and

(ii) subject to and conditional upon (a) the passing of an ordinary resolution by the shareholders of Henderson China at the Henderson China Meeting approving the adoption of the share option scheme of Henderson China (the "New Share Option Scheme"), the rules of which are contained in the circular marked "A" produced to this meeting and for the purposes of identification signed by the Chairman thereof; (b) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of, and permission to deal in, shares of Henderson China representing 10% of the issued share capital of Henderson China as at the date of adoption of the New Share Option Scheme to be issued and allotted pursuant to the exercise of any Options granted under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted with effect from the date of this meeting or the date the New Share Option Scheme is approved at the Henderson China Meeting, whichever is the later, and the board of directors of Henderson China be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(a) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for shares in Henderson China;

(b) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules");

(c) to issue and allot from time to time such number of shares in Henderson China as may be required to be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme and subject to the Listing Rules;

(d) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued shares of Henderson China may for the time being be listed, for listing of, and permission to deal in, any shares in Henderson China which may hereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme; and

(e) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme."

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy is enclosed for the use of this Meeting.

3. In order to be valid, form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

認購股份期權新計劃獲得批准及採納，並授權恒基中國董事局進行一切有關事項及訂立所有為使認購股份期權新計劃全面生效而被認為必須或適宜之所有該等交易、安排及協議，包括但不限於以下：

(a) 管理認購股份期權新計劃，根據認購股份期權新計劃向合資格參與人士授出可認購恒基中國股份之股份期權；

(b) 不時對認購股份期權新計劃作出改動及／或修訂，惟上述改動及／或修訂須按照認購股份期權新計劃內有關作出改動及／或修訂之條文及聯交所證券上市規則(「上市規則」)之條文進行；

(c) 不時配發及發行根據認購股份期權新計劃及上市規則授出之股份期權獲行使從而須發行恒基中國有關數目之股份。

(d) 於適當時候向聯交所及恒基中國當時已發行股份上市所在之任何其他證券交易所申請批准於其後不時按認購股份期權新計劃授出之股份期權獲行使而配發之任何股份上市及買賣；及

(e) 同意(如認為屬恰當及適宜)有關當局對認購股份期權新計劃所規定或施加之條件、修訂及／或改動。」

承董事局命
秘書
葉盈枝　謹啟

香港，二零零三年十月二日

註：

(1) 凡有權出席上述會議及投票之本公司股東，可委派一位或多於一位代表出席及(以點票形式)投票，代表人不必為本公司之股東。

(2) 隨附代表委任表格乙份供本大會使用。

(3) 代表委任表格必須填妥，最遲須於大會或其任何續會指定舉行時間四十八小時前送達香港德輔道中十九號環球大廈6樓本公司註冊辦事處，方為有效。

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司
(於香港註冊成立之有限公司)

茲通告恒基兆業地產有限公司(「本公司」)謹訂於二零零三年十二月一日中午十二時三十分(或緊隨同日於正午十二時於同日同地點召開之本公司股東週年大會結束或其續會後)假座香港干諾道中五號文華東方酒店松鶴及竹林廳舉行股東特別大會或其續會，以考慮並酌情通過(無論經修訂與否)下列決議案為普通決議案：

普通決議案

「**動議**：

(i) 待恒基中國集團有限公司(「恒基中國」)於其股東大會上(「恒基中國大會」)批准終止為恒基中國或其附屬公司之僱員及執行董事而設立之認購股份期權現有計劃(乃恒基中國於一九九六年三月十五日舉行之股東大會所採納)(「認購股份期權現有計劃」)，自恒基中國大會或本大會結束時起(以較遲者為準)，終止認購股份期權現有計劃；及

(ii) 待(a)恒基中國股東於恒基中國大會上以普通決議案批准採納恒基中國之認購股份期權計劃(「認購股份期權新計劃」)(其規則載於註有「A」字樣之通函，已送呈大會並由主席簽署以資識別)；及(b)香港聯合交易所有限公司(「聯交所」)上市委員會批准根據認購股份期權新計劃擬授出之股份期權獲行使而配發之股份上市及買賣，惟不得超過於採納認購股份期權新計劃當日恒基中國已發行股本之百分之十，自本大會或認購股份期權新計劃於恒基中國大會獲批准之日期起(以較遲者為準)，

(w) 認購股份期權新計劃條款及條件之任何重大修訂或對已授出股份期權有任何更改（惟根據認購股份期權新計劃之現行條款自動生效之任何修訂或更改除外）或涉及修訂認購股份期權新計劃條款對恒基中國董事或計劃執行人之權力作出任何更改則須經由恒基中國股東於股東大會上批准。

(x) 對認購股份期權新計劃條款或該等股份期權作出之任何修訂，必須符合上市規則第17章之有關規定。

(y) 於發生股價敏感事件後或股價敏感事件乃某些決定的主要因素時，概不會授出股份期權，直至該等股價敏感資料按上市規則第17.05條規定予以公佈為止。尤須注意，於緊接下述日期前一個月起計（以較先者為準）：(i)就批准恒基中國中期或年度業績而舉行董事局會議之日期（即按上市規則附錄7B第12段首次知會聯交所的日期）；及(ii)恒基中國須刊登其中期或年度業績公佈之最後期限，直至刊發業績公佈之日止之期間，將不會授出股份期權。

(z) 就上市規則第17.01(4)條而言，倘若上述第(b)、(e)(i)、(e)(ii)、(e)(iii)、(g)(ii)、(h)(i)、(h)(ii)及(w)段之任何事項需要獲恒基中國股東／獨立非執行董事之批准，則該等事項必須同時獲本公司股東／獨立非執行董事之批准。

(s) 認購股份期權新計劃的生效期間自恒基中國在股東大會上通過決議案當日或於股東特別大會批准當日(以較遲者為準)起計，為期十年，並須受認購股份期權新計劃之條款所規限。其後，不會再授出任何股份期權，惟認購股份期權新計劃之條款於各方面均具有效力及作用。

(t) 恒基中國董事局可全權考慮及以符合所有適用法規要求註銷之方式，在取得有關承授人同意若干條款下，可註銷已授出但並未行使的股份期權。若恒基中國在註銷該等股份期權後又建議向相同股份期權持有人授出新股份期權，則僅可按認購股份期權新計劃就可供授出但未授出股份期權(被註銷股份期權除外)，授出有關該等新股份期權，惟須受本通函第(e)段所述之恒基中國股東所批准最高數額之限制。

(u) 恒基中國在股東大會通過決議案或恒基中國董事局可隨時終止認購股份期權新計劃之執行；在此情況下，不會再提呈授出任何其他股份期權之建議，但認購股份期權新計劃之條款在任何其他方面，將維持全面有效。

(v) 認購股份期權新計劃之條文可在任何方面由恒基中國董事局以決議案予以更改，惟未得恒基中國股東於股東大會上事先批准，不可作出有利於承授人或準承授人而更改該計劃第1.1分段及第4.1、5.1、5.2、5.3及5.4分段中「僱員」、「顧問」、「參與人士」、「承授人」及「股份期權期間」之定義及該計劃第6、7、8、9、10、11、14、15及16段之條文。

(p) 倘恒基中國向其股東發出通告，召開股東大會，以考慮並酌情批准將恒基中國自動清盤之決議案，則恒基中國須於當日或寄發召開股東大會之通告後盡快通知所有承授人，而在此之後，各承授人(或該名已身故承授人之遺產代理人)可以在不遲於所提議召開之恒基中國股東大會前四個營業日，隨時以書面通知恒基中國(附上相關股份認購價總額之所有款額)，悉數或部分行使其有權行使(以尚未行使者為限)之股份期權，而恒基中國則應盡快(在任何情況下，均不遲於緊接上述提議召開之股東大會日期前一個營業日)向承授人配發及發行有關股份，並入賬為悉數繳清股款。受限於上文之規定，上文第(l)及(n)段所述股份期權之期間屆滿時，股份期權(以尚未行使者為限)將自動失效，不得再予行使。

(q) 因行使股份期權而將獲配發之股份，須受恒基中國當時生效之公司細則之所有條文規限，並於各方面均與於配發及發行日期中已發行繳足股款之股份享有同等權益，而據此賦予其持有人權利，參與配發日期或之後將派付或作出之所有股息或其他分派，惟任何於配發有關股份當日之前宣派或建議或議決派付或作出之任何股息或其他分派，而其紀錄日期早於配發日期者則除外。

(r) 若恒基中國的資本結構在任何股份期權仍可予行使期間出現變動(不論是由於恒基中國資本化發行、供股或股本合併、分拆或減少)，有關方面須就下列各項作出相應改動(如有)：(i)涉及股份期權尚未行使之股份數目及／或面值，及／或(ii)認購價，惟獨立財務顧問或當時所委任之核數師須就一般情況或任何特定承授人向恒基中國董事局發出書面認證，表示該修改符合上市規則第17.03(13)條之規定，並須確保承授人與在調整前有權行使認購佔恒基中國已發行股本中之比例相同，惟如調整引致將予發行股份的發行價低於其面值時，或另承授人在調整前有權行使認購佔恒基中國已發行股本中之比例不同，則不應作出有關調整。如恒基中國的資本結構之任何變動是由於發行股份作交易代價，則不應作出有關調整。

(m) 倘承授人為(1)一名有訂立固定任期合同之顧問，(i)在下文第(o)段所列其中一項或多項理由以外，或(ii)顧問身為自然人士身故理由以外之其他原因不獲恒基中國集團延續任期或續約，而因有關有訂立固定任期之合同被終止或屆滿不再為顧問，或(2)一名沒有訂立固定任期合同之顧問，(i)在下文第(o)段所列其中一項或多項理由以外，或(ii)顧問身為自然人士身故理由以外之其他原因不再向恒基中國集團提供任何咨詢服務或顧問服務(由恒基中國董事局全權決定終止，並以書面通知該顧問)，則該承授人可於不再為顧問之日後起計一個月內，行使其不再為顧問當日有權行使之股份期權(以尚未行使者為限)，就上述第(1)項情況而言，該日應為有關有訂立固定任期合同之屆滿日；及就上述第(2)項情況而言，該日應為向該顧問發出上述書面通知當日。

(n) 倘持有股份期權之承授人於悉數行使股份期權前身故，而該承授人亦無發生下文第(o)段所列可引致終止僱用、協定或董事身份之任何事件，則該名已身故承授人之遺產代理人有權自承授人身故之日後起計十二個月內行使該承授人於身故之日有權行使之股份期權(以尚未行使者為限)。

(o) 股份期權(以尚未行使者為限)將於下列發生事件當日自動失效：(1)倘承授人為僱員，承授人不再擔任恒基中國集團全職或兼職僱員或董事一職，乃因承授人行為不當，或觸犯可引致破產之行為、或已無償債能力，或已與其債權人達成任何一般性安排或債務重組協議，或涉及承授人之正直或誠信而被裁定觸犯刑事罪行，而被終止承授人之僱用或董事職務，或僱主根據普通法或適用法例或承授人與有關公司訂立之服務合約之其他理由經恒基中國董事局釐定而有權終止僱用承授人，或(2)倘承授人為一名與恒基中國集團有訂立合約之顧問，該合約因該名顧問違約而被終止；或(3)倘承授人為一名顧問，該承授人已觸犯可引致破產之行為或無償債能力，或已與債權人達成任何一般性安排或債務重組協議或停止或接近停止經營業務或進行清盤或就全部或部分業務或資產委任清盤執行人或清盤人；或涉及其正直或誠信而被裁定觸犯刑事罪行。

(1) 合共佔已發行股份總數超過0.1%；及

(2) 按股份於各授出日期之收市價計算，總值超逾5,000,000港元，

則該等建議授出之股份期權必須經恒基中國股東在股東大會上批准。在此等情況下，恒基中國須向股東寄發一份載有上市規則規定所需提供所有資料之通函。恒基中國之所有關連人士均須放棄投票(如任何關連人士已於通函表明有意在股東大會上反對有關決議案，該等關連人士可於恒基中國股東大會上就有關決議案投反對票)。在批准授出該等股份期權之會議上進行之任何表決，均須以點票方式作出。

(i) 股份期權可按認購股份期權新計劃條款於恒基中國董事局授出股份期權後在該股份期權期間隨時行使。恒基中國將在接獲行使該股份期權通知書及有關款額後28日內配發已繳足之有關股份予承授人(或該承授人之代理人或遺產代理人)。

(j) 恒基中國董事局可單獨全權訂立任何表現目標，而承授人在任何特定股份期權可予行使前必須達到該表現目標。

(k) 股份期權屬承授人個人所有，並不得轉讓。任何承授人均不得以任何形式就任何股份期權或任何股份期權有關而出售、轉讓、押記、抵押、設定留置權或設定以任何第三方為受益人之權益(惟承授人就行使彼之股份期權所獲配發之股份可以一名代理人士名義辦理登記，並以信託形式持有該等股份，且承授人為該信託之受益人則除外)。

(l) 倘承授人為僱員，因承授人身故理由以外或在下文第(o)段所列其中一項或多項理由被終止僱用或董事身份以外之任何其他原因不再為恒基中國之僱員或董事，則該承授人可於停止受僱或委任之日後起計一個月內，行使其於停止受僱或委任當日有權行使之股份期權(以尚未行使者為限)，該日應為其於相關公司之實際最後工作日，而不論是否以支付薪金代替通知。

(iv) 儘管受上文所限，恒基中國認購股份期權新計劃及恒基中國任何其他認購股份期權計劃(包括認購股份期權現有計劃)中所有已授出但未行使之股份期權在行使時可予發行之股份數目，不得超過不時已發行股份總數之30%。若超過此限額，則不可根據恒基中國(或恒基中國之附屬公司)之任何計劃授出任何股份期權。

(f) 受限於認購股份期權新計劃條文，恒基中國董事局可在提出批授股份期權之建議時，以其酌情權認為適當之情況下就有關股份期權附加任何條件、限制或限額。

(g) (i) 任何一名參與人士就認購股份期權新計劃或任何其他認購股份期權計劃在任何十二個月期間內獲授予股份期權(包括已行使、已註銷及尚未行使之股份期權)，而在獲行使時已發行及將發行之股份總數予該參與人士，不得超過已發行股份總數之1%。

(ii) 向任何參與人士進一步授出超過1% 限額之股份期權須經股東在股東大會上另行批准，而該參與人士及該參與人士聯繫人須放棄投票。恒基中國將向其股東發送通函，而該通函須披露該參與人士之身份、將授予之該股份期權數額及條款(及曾向該參與人士授予之股份期權)、上市規則第17.02(2)(d)條規定所需資料及上市規則第17.02(4)條規定所需之免責聲明。將授出之股份期權涉及之股份數目及條款(包括認購價)，須於股東批准前釐定，而為建議再授出該等股份期權而召開之恒基中國董事局會議日期就計算認購價而言應視作授出股份期權之日期。

(h) (i) 向身為恒基中國董事、行政總裁、主要股東(定義分別見上市規則)之任何參與人士或彼等各自之聯繫人授出任何股份期權，必須經恒基中國獨立非執行董事批准(不包括身為承授人之獨立非執行董事)。

(ii) 倘恒基中國董事局根據認購股份期權新計劃及其他認購股份期權計劃提議向身為恒基中國主要股東或恒基中國獨立非執行董事之參與人士，或彼等各自之任何聯繫人授出任何股份期權，將令在直至授出日期(包括當日)十二個月期間內已向彼授出及將予授出之所有股份期權(包括已行使、已註銷及尚未行使之股份期權)獲行使時將予發行之股份總數：

(d) 根據認購股份期權新計劃之股份認購價須由恒基中國董事局全權決定並通知參與人士，惟不得低於以下三者中最高者：(i)股份在要約日期於聯交所每日報價表所報之收市價；(ii)股份在緊接要約日期前五個營業日於聯交所每日報價表所報之平均收市價；及(iii)股份面值。

(e) (i) 受限於下文第(e)(iv)段，根據認購股份期權新計劃及恒基中國任何其他認購股份期權計劃可授出之所有股份期權獲行使時可予發行之股份總數，最多不得超過批准認購股份期權新計劃當日已發行股份總數之10%，除非恒基中國按下文第(e)(ii)段獲得股東批准更新限額。

(ii) 受限於下文第(e)(iv)段，恒基中國於股東大會上尋求股東批准，更新上文第(e)(i)段所述之10%限額，據此，按照恒基中國所有計劃將予授出之所有股份期權獲行使時可發行之股份總數，不得超過批准更新限額當日已發行股份總數之10%。就計算更新時，過往根據恒基中國之任何認購股份期權計劃授出之股份期權(包括根據認購股份期權新計劃之尚未行使、已註銷、已失效之股份期權或獲行使之股份期權)將不予計入在內。恒基中國將向其股東發送載有上市規則第17.02(2)(d)條規定所需之資料及上市規則第17.02(4)條規定所需免責聲明之通函。

(iii) 受限於下文第(e)(iv)段，恒基中國可另行尋求恒基中國股東在股東大會上批准，授出超過10%限額之股份期權，但超過限額之股份期權只能向恒基中國特別指定之參與人士授出。恒基中國將向其股東發送通函，該通函載有特別指定之參與人士可能獲授予該股份期權、可授予之股份期權之數額及條款、向該特別指定參與人士授予股份期權之目的及就上市規則第17.02(2)(d)條規定所需資料及上市規則第17.02(4)規定所需之免責聲明提供理由，以闡釋該股份期權條款如何達致該目的。

責任聲明

本通函乃遵照上市規則提供有關本集團之資料。董事對本通函所載資料的真確性共同及個別負全責，並經作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實引致本通函所載任何內容產生誤導。

認購股份期權新計劃概要

以下為認購股份期權新計劃之主要條款概要：

(a) 認購股份期權新計劃的目的旨在令恒基中國集團可以採用靈活方式，藉以鼓勵、獎勵、酬謝、補償及／或提供福利予參與人士，以及達致恒基中國集團董事局不時通過之任何其他目的。

(b) 認購股份期權新計劃之條件為：(i)恒基中國股東及本公司股東分別在各自之股東大會上通過終止認購股份期權現有計劃；(ii)恒基中國股東於股東大會上批准採納認購股份期權新計劃，並授權恒基中國董事局根據認購股份期權新計劃授出股份期權以認購股份，以及根據認購股份期權新計劃授出之任何股份期權獲行使時以配發及發行股份；(iii)本公司股東於股東大會上通過採納認購股份期權新計劃；及(iv)聯交所上市委員會批准根據認購股份期權新計劃授出之股份期權獲行使而發行及配發之任何股份上市及買賣，該等股份佔上述第(b)(ii)段所提及恒基中國股東大會當日恒基中國已發行股本之10%。

(c) 恒基中國董事局可酌情邀請任何參與人士接納股份期權。倘若要約日期起二十八日內收到要約書複本（當中包括承授人須清楚填上要約之股份數目及妥為簽署），並連同以恒基中國為受益人之款項港幣1.00元，以作為獲授股份期權之代價，要約應視為已獲接納，而與要約相關之股份期權應視為已授出。股份之認購價按下文(d)分段計算。

6. 股東特別大會

就建議通過終止認購股份期權現有計劃及採納認購股份期權新計劃而提呈的普通決議案詳載於本通函第18頁及第19頁的股東特別大會通告內。本公司將於股東特別大會結束後之營業日刊登公佈，公佈有關股東特別大會就採納認購股份期權新計劃事宜之結果。

7. 須採取之行動

隨函附奉股東特別大會適用之代表委任表格乙份。不論　閣下會否出席股東特別大會，務請將代表委任表格按照其印備之指示填妥，並最遲須在股東特別大會(或其續會)指定舉行時間四十八小時前交回本公司註冊辦事處，地址為香港中環德輔道中十九號環球大廈6樓。

8. 備查文件

認購股份期權新計劃之副本於股東特別大會舉行日期(包括該日)前在正常辦公時間內於香港中環德輔道中十九號環球大廈6樓本公司註冊辦事處可供查閱。

9. 推薦意見

董事局認為，終止認購股份期權現有計劃，及採納認購股份期權新計劃，整體而言，乃符合恒基中國及其股東之最佳利益。因此，董事局推薦本公司全體股東投票贊成詳載於股東特別大會通告內之普通決議案。

此致

本公司列位股東　台照

承董事局命
主席
李兆基

二零零三年十月二十三日

在達成上述條件後，恒基中國董事局將有權向參與人士授出可認購股份的股份期權；除非恒基中國獲得其股東新批准更新10%之上限，當與根據恒基中國任何其他股份期權計劃(如有)可授出之股份期權彙集，最多為認購股份期權新計劃獲批准當日恒基中國已發行股份總數之10%。在行使根據認購股份期權新計劃及恒基中國任何其他認購股份期權計劃(包括認購股份期權現有計劃)已授出及尚未行使之股份期權可予發行股份之上限不得超過恒基中國不時已發行股本之30%。

恒基中國已向聯交所申請批准認購股份期權新計劃其後授出股份期權，以及批准因行使根據認購股份期權新計劃授出之股份期權而將予發行及配發之49,677,620股股份上市及買賣。

當認購股份期權新計劃獲採納後，認購股份期權新計劃條款及條件之任何重大修訂或對已授出股份期權有任何更改(惟根據認購股份期權新計劃之現行條款自動生效之任何修訂或更改除外)則須經由恒基中國股東於股東大會上批准。

4. 闡釋認購股份期權新計劃之條款

認購股份期權新計劃之條款與上市規則第17章(經修訂)之條文規定相符，該條款乃監管上市公司之股份期權計劃。此外，認購股份期權新計劃可令恒基中國更靈活地給予參與人士獎勵作為對彼等的獎勵、回報、補償及／或給予參與人士利益，以及恒基中國董事局可不時批准之該等其他用途。因此，採納恒基中國認購股份期權新計劃，不論就管理及營運兩方面而言，均符合恒基中國整體利益。因此，恒基中國董事局於恒基中國股東特別大會上提呈普通決議案，通過採納認購股份期權新計劃，並同時終止認購股份期權現有計劃。

5. 認購股份期權新計劃項下股份期權之價值

鑑於認購股份期權新計劃尚待恒基中國股東及本公司股東批准，故此，恒基中國董事局暫未決定根據認購股份期權新計劃授出股份期權之時間，以及承授人行使股份期權時可能認購之股份數目。因此，恒基中國董事局認為，現時列明股份期權之價值乃屬言之過早及不適宜。

授人辭職而已告失效。根據認購股份期權現有計劃，並沒有註銷股份期權。於最後實際可行日期，除了認購股份期權現有計劃外，恒基中國沒有其他仍然生效的股份期權計劃。

當認購股份期權現有計劃終止後，不會再根據該計劃授出任何股份期權。然而，就上文一段所述尚未行使的股份期權而言，認購股份期權現有計劃的條款仍然生效。按認購股份期權現有計劃授出之上述尚未行使的股份期權將繼續受認購股份期權現有計劃條款及於二零零一年九月一日生效的上市規則第17章(經修訂)的約束，而採納認購股份期權新計劃將不會對該等尚未行使股份期權的條款有任何影響。

於最後實際可行日期，恒基中國已發行股本為496,776,205股股份。假設已發行股本由最後實際可行日期起計至採納認購股份期權新計劃日期止期間不變，根據認購股份期權新計劃在其獲採納當日之可予發行股份數目將為49,677,620股。

3. 認購股份期權新計劃之先決條件

待達成以下條件後，認購股份期權新計劃將告生效：

(i) 恒基中國股東及本公司股東分別於其各自的股東大會上通過終止認購股份期權現有計劃的普通決議案；

(ii) 恒基中國股東於股東大會上通過採納認購股份期權新計劃的普通決議案及授權恒基中國董事根據認購股份期權新計劃授出股份期權認購股份及因行使根據認購股份期權新計劃授出的任何股份期權而配發及發行股份；

(iii) 本公司股東於股東大會上通過由恒基中國採納認購股份期權新計劃的普通決議案；及

(iv) 聯交所上市委員會批准根據認購股份期權新計劃行使授出之股份期權將予發行及配發的股份上市及買賣，惟該等股份佔於上述第3(ii)段所述之恒基中國股東大會當日恒基中國已發行股本之10%。

可以更靈活的方式給予參與人士獎賞、報酬、彌補及／或福利之獎勵及為恒基中國董事局不時通過之其他目的，恒基中國董事局已建議於恒基中國股東特別大會上終止認購股份期權現有計劃及通過採納認購股份期權新計劃。

就上市規則第17.01(4)條之規定而言，鑑於恒基中國為本公司之附屬公司，所以除恒基中國股東在恒基中國股東特別大會上通過外，採納認購股份期權新計劃必須取得本公司股東之批准，方可生效。

本通函之目的旨在就認購股份期權新計劃為 閣下提供資料，並於股東特別大會上就有關此事宜的普通決議案尋求 閣下批准。

2. 終止認購股份期權現有計劃及採納認購股份期權新計劃

於股東特別大會上，將提呈普通決議案以批准終止認購股份期權現有計劃及通過採納認購股份期權新計劃。認購股份期權新計劃主要條款概要載於本通函附錄。在獲得恒基中國股東於恒基中國股東特別大會上及本公司股東於股東特別大會上批准終止認購股份期權現有計劃及採納認購股份期權新計劃後，認購股份期權現有計劃將於股東特別大會結束後終止，而認購股份期權新計劃須待聯交所上市委員會批准認購股份期權新計劃項下將予發行及配發之股份上市及買賣後於股東大會上採納當日生效。認購股份期權新計劃的運作將在下文第3段的先決條件達成後開始。

恒基中國董事局根據認購股份期權現有計劃授予參與人可認購共5,000,000股股份的股份期權，佔恒基中國於最後實際可行日期之已發行股本約1%。就上述股份期權而言，佔1,000,000股股份之股份期權可於二零零一年六月十二日至二零零四年六月十一日期間行使；佔1,000,000股股份之股份期權可於二零零一年六月二十八日至二零零四年六月二十七日期間行使；佔1,500,000股股份之股份期權可於二零零一年八月二十一日至二零零四年八月二十日期間行使及佔1,500,000股股份之股份期權可於二零零一年十一月二日至二零零四年十一月一日期間行使。除上文所述者外，截至最後實際可行日期，並無向參與人授予任何其他股份期權，以及不會再授予股份期權直至舉行股東特別大會之日期。於最後實際可行日期，佔4,000,000股股份之股份期權仍然尚未行使及佔1,000,000股股份之股份期權因承

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司
(於香港註冊成立之有限公司)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李鏡禹
馮李煥琼
梁　昇
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
葉盈枝
孫國林

獨立非執行董事：
羅德丞 *(副主席)*
胡寶星
梁希文
李王佩玲
梁雲生 *(羅德丞的替代董事)*
胡家驃 *(胡寶星的替代董事)*

非執行董事：
李達民
簡福飴

註冊辦事處：
香港
德輔道中19號
環球大廈6樓

有關恒基中國集團有限公司 終止認購股份期權現有計劃及 採納認購股份期權新計劃之建議

1. 緒言

恒基中國於一九九六年三月十五日採納認購股份期權現有計劃。該計劃將於二零零六年三月十四日屆滿。為符合上市規則第17章(經修訂)對股份期權計劃之要求及使恒基中國

「有關公司」	指	恒基中國或其有關附屬公司(視乎情況而定);
「股份」	指	恒基中國股本中每股面值1元之股份(或恒基中國股本不時因拆細、合併、重新分配或重組之任何其他面值);
「聯交所」	指	香港聯合交易所有限公司;
「附屬公司」	指	恒基中國當時及不時之附屬公司(定義見百慕達一九八一年公司條例或香港公司條例(不時修訂)),不論是否於百慕達、香港或其他地方註冊之公司;
「主要股東」	指	按上市規則所界定之涵義;
「元」	指	港元;及
「%」	指	百分比。

「最後實際可行日期」	指	二零零三年十月十六日，即本通函付印前確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「認購股份期權新計劃」	指	恒基中國將於恒基中國股東特別大會採納所提呈之認購股份期權新計劃，其規則之主要條款概要詳載於本通函之附錄；
「要約」	指	恒基中國董事局根據認購股份期權新計劃授出股份期權之要約；
「要約日期」	指	根據認購股份期權新計劃向參與人士提出要約當日；
「股份期權」	指	根據認購股份期權新計劃的條款(由恒基中國董事局釐定)以認購股份之權利；
「股份期權期間」	指	就有關任何特定股份期權而言，一項股份期權可獲行使之期間，及除非恒基中國董事就有關一項特定股份期權於授予時決議通過另有所指，則該期間指：(i)在授予股份期權日期後起計一年結束後任何時間可行使任何承授人所獲授予的股份期權之30%；及(ii)在授予股份期權日期後起計兩年結束後任何時間可行使該股份期權之另外30%；及(iii)在授予股份期權日期後起計三年結束後任何時間可行使該股份期權餘下40%；及在任何情況下，各期間須在授予股份期權日期後起計六年後屆滿。恒基中國董事局亦可就股份期權可獲行使之期間設定若干有關行使股份期權之限制；
「普通決議案」	指	於股東特別大會通告上詳列擬提呈之普通決議案；
「參與人士」	指	由恒基中國董事局全權指定之任何僱員或顧問；

「股東特別大會」	指	本公司將於二零零三年十二月一日下午十二時三十分(或緊隨本公司於同日正午十二時及同地點所召開的股東週年大會結束或其續會後)於香港干諾道中五號文華東方酒店松鶴及竹林廳所舉行之股東特別大會；
「股東特別大會通告」	指	載於本通函第18頁及第19頁以召開股東特別大會之通告；
「僱員」	指	恒基中國或任何附屬公司聘用的任何全職或兼職僱員，或恒基中國或任何附屬公司的任何董事(不論為執行或非執行董事)；
「認購股份期權現有計劃」	指	恒基中國於一九九六年三月十五日舉行之股東大會為恒基中國及其附屬公司執行董事及僱員而採納之認購股份期權計劃；
「承授人」	指	任何根據認購股份期權新計劃之條款接納要約之參與人士，或按文義所指由於原承授人身故而獲得任何該等股份期權之人士；
「恒基中國」	指	本公司持有65.45%權益之附屬公司恒基中國集團有限公司，而該公司為於百慕達註冊成立之有限公司，其股份在聯交所上市；
「恒基中國董事局」	指	恒基中國董事局或當時獲授權之董事局委員會；
「恒基中國集團」	指	恒基中國及其不時之附屬公司；
「恒基中國股東特別大會」	指	將於二零零三年十二月一日舉行之恒基中國股東特別大會，以批准終止認購股份期權現有計劃及採納認購股份期權新計劃；
「香港」	指	中華人民共和國香港特別行政區；

於本通函內，除文義另有規定外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零三年十二月一日正午十二時於香港干諾道中五號文華東方酒店松鶴及竹林廳所舉行之股東週年大會；
「聯繫人士」	指	按上市規則所界定之涵義；
「董事局」	指	本公司董事局或當時獲得董事局正式授權之委員會;
「營業日」	指	香港持牌銀行通常經營業務及聯交所經營證券買賣業務之任何日子(星期六或星期日除外)；
「本公司」	指	恒基兆業地產有限公司，於香港註冊成立之有限公司，其股份在聯交所上市，並為恒基中國之控股公司；
「公司條例」	指	香港法例第32章公司條例；
「關連人士」	指	指上市規則所界定之涵義；
「顧問」	指	恒基中國集團任何成員之任何咨詢人或顧問對恒基中國集團任何成員之發展或業務運作或表現作出貢獻或將有所貢獻(乃由有關公司董事局全權決定)，惟須完成表現指標(如有)；
「日」	指	日曆所示之日子；
「董事局」	指	本公司當時之董事局；

目　錄

重要通函　請即處理

閣下對本通函之內容如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有恒基兆業地產有限公司股份，應立即將本通函(連同代表委任表格)送交買主或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主或承讓人士。

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

恒基兆業地產有限公司

(於香港註冊成立之有限公司)

有關恒基中國集團有限公司
終止認購股份期權現有計劃及
採納認購股份期權新計劃之建議

恒基兆業地產有限公司(「本公司」)謹訂於二零零三年十二月一日中午十二時三十分(或緊隨本公司於同日正午十二時及同地點於所召開的股東週年大會結束或其續會後)於香港干諾道中五號文華東方酒店松鶴及竹林廳召開股東特別大會或其續會，大會通告詳載於本通函第18頁及第19頁。

無論　閣下能否出席此大會，謹請　閣下將隨附之代表委任表格按照其印備之指示填妥，並盡快交回本公司註冊辦事處，地址為香港中環德輔道中十九號環球大廈6樓，惟無論如何不得遲於大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下屆時仍可親自出席大會，並於會上投票。

二零零三年十月二十三日